As filed with the Securities and Exchange Commission on March 22, 2021
Registration No. 333-253635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Karooooo Ltd.
(Exact Name of Registrant as Specified in its Charter)
Not Applicable
(Translation of Registrant’s Name into English)
Singapore (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

10 Anson Road #12-14
International Plaza
Singapore 079903
+65 6255 4151
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
John B. Meade Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Joshua Wechsler Meredith Mackey Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Ordinary shares, no par value per share	4,600,000	$47.52	$218,592,000	$23,848.39

(1)
Includes ordinary shares that the underwriters may purchase pursuant to the option to purchase additional shares, if any. See “Underwriting.”

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)
$10,910 of such fee was previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion dated March 22, 2021
PRELIMINARY PROSPECTUS
4,000,000 ORDINARY SHARES
Karooooo Ltd.
ORDINARY SHARES
This is the initial public offering of 4,000,000 ordinary shares of Karooooo Ltd. We are offering 2,500,000 of the ordinary shares to be sold in this offering pursuant to this prospectus. The Selling Shareholder (as defined herein) is offering an additional 1,500,000 ordinary shares to be sold in this offering pursuant to this prospectus. We will not receive any proceeds from the sale of the ordinary shares to be sold by the Selling Shareholder.
We have applied to list the ordinary shares on the Nasdaq Global Select Market under the symbol “KARO”. The ordinary shares of Cartrack Holdings Limited, our subsidiary, are listed on the securities exchange operated by JSE Limited (the “JSE”) under the symbol “CTK”. Cartrack Holdings Limited is expected to delist from the JSE in connection with the corporate reorganization described in this prospectus and we have been approved for a secondary listing of our ordinary shares on the JSE under the symbol “KRO.” The closing price of the shares of Cartrack Holdings Limited on the JSE on March 19, 2021 was R70.00 per share, or $47.52 per share, reflecting the U.S. dollar equivalent when adjusted for the ten to one share consolidation described under “Corporate Reorganization” in this prospectus and applying the rand/ U.S. dollar exchange rate of R14.7310 to U.S.$1.00 as of March 19, 2021.
After the completion of this offering and the Reinvestment (as defined herein), our Chief Executive Officer will beneficially own approximately 58.2% of the voting power of our outstanding ordinary shares (or approximately 57.1% if the underwriters exercise their option to purchase additional ordinary shares in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards for Nasdaq-listed companies and will be exempt from certain corporate governance requirements of such rules. See “Principal and Selling Shareholder.”

We are an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. Investing in the ordinary shares involves risks. See “Risk Factors” beginning on page 17.

PRICE $      PER ORDINARY SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us	Proceeds to Selling Shareholder
Per share	$	$	$	$
Total	$	$	$	$

(1)
We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

We have granted the underwriters the right to purchase up to 600,000 ordinary shares for a period of 30 days from the date of this prospectus to cover over-allotments at the initial public offering price less the underwriting discount.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the ordinary shares to purchasers on           , 2021.

Morgan StanleyBofA SecuritiesWilliam Blair
Canaccord GenuityRaymond  James Stifel
           , 2021

i

ABOUT THIS PROSPECTUS
Prior to the Corporate Reorganization (as defined herein), all references in this prospectus to (i) “Cartrack” refer to Cartrack Holdings Limited, a subsidiary of Karooooo Ltd., and its subsidiaries, (ii) “Karooooo” refer to Karooooo Ltd. and (iii) the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to either Cartrack or Karooooo as the context so requires. Following the Corporate Reorganization, “Cartrack,” “Karooooo” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Karooooo Ltd., the sole shareholder of Cartrack Holdings Limited, and its subsidiaries.
We, the Selling Shareholder (as defined below) and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we may have referred you. We, the Selling Shareholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the Selling Shareholder and the underwriters have not authorized any other person to provide you with different or additional information. We and the Selling Shareholder are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.
For investors outside the United States: neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.
PRESENTATION OF FINANCIAL INFORMATION
Basis of Presentation
Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain differences exist between IFRS and generally accepted accounting principles in the United States of America (“U.S. GAAP”) which might be material to the financial information herein. We have not prepared a reconciliation of our consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP and how these differences might affect the financial information herein.
Our historical consolidated financial statements were prepared to give effect to (i) the common control transaction in which Karooooo Ltd. acquired a controlling stake in Cartrack Holdings Limited and (ii) the conversion of a shareholder loan from our founder and chief executive officer, Isaias (Zak) Jose Calisto, to Karooooo Ltd. into ordinary shares of Karooooo Ltd., which took place on November 18, 2020.
There is currently no specific guidance on accounting for common control transactions under IFRS as issued by the IASB. In the absence of specific guidance Karooooo Ltd. elected to apply the “pooling of interests” method of accounting. Under “pooling of interests” the assets and liabilities of Cartrack Holdings Limited are carried over at their book values with no adjustment made for the acquisition price and prior periods are restated as if the common control transaction had occurred at the beginning of the earliest period presented. In connection with and subsequent to this offering, we will engage in the Corporate Reorganization described under “Corporate Reorganization” pursuant to which Cartrack Holdings Limited will become a wholly-owned subsidiary of Karooooo Ltd.
All references in this prospectus to “U.S. dollars,” “U.S.$,” “$” and “USD” refer to the currency of the United States of America, all references to “R” or “rand” refer to the currency of South Africa and all references to “S$” or “Singapore dollar” refer to the currency of Singapore. Unless otherwise indicated, all references to currency amounts in this prospectus are in rand.

ii

Our fiscal year ends on February 28 or February 29 of each year. References in this prospectus to a fiscal year, such as “fiscal year 2019,” relate to our fiscal year ended on February 28 or February 29, as applicable, of that calendar year.
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the rand amounts included in this prospectus from rand into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated rand amounts into U.S. dollars using a rate of R15.4325 to U.S.$1.00, the exchange rate as of November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.
The rand/U.S. dollar exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System was R14.6360 per U.S.$1.00 as of November 29, 2019. The rand/U.S. dollar exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System was R15.4325 per U.S.$1.00 as of November 30, 2020, which reflected an approximately 5% depreciation in the rand against the U.S. dollar since the prior period. There can be no assurance that the exchange rate will be maintained at the current level and that the rand will not depreciate further or appreciate against the U.S. dollar.
MARKET AND INDUSTRY DATA
Certain market data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.
TRADEMARKS
In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

iii

SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our ordinary shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.”
Cartrack is a leading global provider of real-time mobility data analytics solutions for smart transportation.
We offer a comprehensive, cloud-based smart mobility platform for connected vehicles and other assets. Our software-as-a-service (“SaaS”) platform provides our customers with differentiated insights and analytics to optimize their business and workforce, increase efficiency and decrease costs, improve safety, monitor environmental impact, assist with regularity compliance and manage risk. Our business is vertically-integrated, which affords us complete autonomy with regards to the development of the capabilities and features that differentiate our applications as well as the speed of our innovation. Since we own and control every aspect of our smart device design, platform innovation and software application development, client acquisition and onboarding, customer service and the management of our back-end support, we are able to move quickly without any significant third-party dependencies and inefficiencies.
We serve customers in 23 countries across five continents, supporting more than 1.3 million subscribers as of February 28, 2021, and our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market.
Our proprietary SaaS platform acts as a central nervous system for connected vehicles and other mobile assets, such as construction equipment, generators, refrigeration units, trailers and boats. Our platform collects, processes, and analyzes data via two-way communication with our proprietary hardware technology or third party devices in each vehicle or other asset, providing our users with visibility into their fleets from a single, user friendly interface with reporting and tracking capabilities that deliver actionable insights in real-time. Our intuitive web-based applications provide a comprehensive set of software features for managing fleets and related workforces without the need for customers to incur upfront information technology costs and include advanced functionality such as real-time high speed video streaming. We provide customers with the flexibility to deploy our solutions across a range of vehicles, including electric vehicles, and other assets and to use our platform alone or in conjunction with the systems of original equipment manufacturers (“OEMs”) and other third parties. We are committed to the continued enhancement of our customer experience and retention by driving innovation in the platform, adding functionality, new software features and integration with OEM solutions. The benefits of our platform to our customers include increased productivity, efficiency, sustainability, and regulatory compliance. We empower our customers, which range from consumers to large enterprise fleets, with actionable intelligence to enhance profitability, better serve their customers, and strengthen safety and security. We define customers at the enterprise or consumer level and subscribers as each vehicle or asset we service. We collect an average of over 50 billion data points per month and have maintained a platform uptime of 99.9%. over the six month period ended January 31,2021.
Broad-based mobile connectivity and cloud applications are transforming how organizations manage assets and operate their businesses. According to Allied Market Research, the global automotive telematics market was valued at $50.4 billion in 2018, and is projected to reach $320.6 billion by 2026, reflecting a CAGR of 26% from 2018 to 2026. The market opportunity in automotive telematics in commercial vehicles alone is expected to grow from $33.4 billion in 2018 to $219.1 billion in 2026, representing a CAGR of 28%. We believe our total serviceable addressable market (“SAM”) was around $12.2 billion in 2018 and expect it to grow to $77.4 billion by the end of 2026. We define our SAM to consist of the automotive telematics markets in Africa, Asia Pacific, Middle East and Europe. This includes the Africa automotive telematics market, where Cartrack currently conducts a substantial majority of its operations, which was valued at $0.9 billion in 2018, and which is projected to reach $7.1 billion by 2026, reflecting a CAGR of 31%, according to Allied Market Research (the African market includes South Africa, Kenya, Mozambique,

Namibia, Nigeria, and Tanzania, where we currently operate, as well as countries where we do not have operations). The Asia Pacific/Middle East automotive telematics market was valued at $4.8 billion in 2018, and is projected to reach $30.0 billion by 2026, reflecting a CAGR of 27%, according Allied Market Research (this includes Hong Kong, Indonesia, Malaysia, New Zealand, the Philippines, Singapore, Thailand, and the United Arab Emirates, where we currently operate, as well as countries where we do not have operations). The European automotive telematics market was valued at $6.5 billion in 2018, and is projected to reach $40.3 billion by 2026, reflecting a CAGR of 26%, according Allied Market Research (the European market includes Poland, Portugal, Spain and France, where we operate, as well as countries where we do not currently have operations). The United States automotive telematics market was $13.3 billion in 2018. Cartrack has limited operations in the United States at this time and therefore this market is not included as part of the SAM. We believe that the expected growth of the automotive telematics market will be accompanied by increasing complexity and cost associated with operating mobile assets and managing associated workforces. We expect our customers’ demand for our platform to remain strong as they use it to manage these costs and share data with their customers, who increasingly expect real-time insights with respect to vehicles, workforces and other mobile assets.
We were founded in 2001 in South Africa with an initial focus on stolen vehicle recovery (“SVR”) services in the region. We have strategically grown our business and are now a leading global provider of smart transportation management and analytics. In 2020, we moved our global headquarters to Singapore, where we believe we have access to the talent and capital to maintain and further our technological and operational leadership in the industry.
Since our founding, we have gained vast expertise and enhanced our business in the following areas:
•
Developing new software applications such as fleet management, mobile asset accounting, workforce management, and insurance solutions;

•
Developing capabilities in data management at scale as well as a broad range of communication technologies and protocols;

•
Expanding our sales and marketing focus to include commercial fleets of all sizes; and

•
Expanding our geographic footprint to meet the needs of our customers who are increasingly global with larger, more complex fleets and requirements.

Our single user interface and fully integrated cloud-based platform runs on internally developed and cost-effective smart Internet of Things (“IoT”) devices, enabling us to deliver a unified and comprehensive service to our customers while maintaining control of our cost structure. Our discreet, sophisticated smart devices stream data to the platform, facilitating informed decisions about optimal asset efficiency and productivity, including live tracking and location of assets. Customers utilize the platform through an easily accessible web-based portal or mobile application, which is designed to be easy to deploy across customers’ entire mobile asset fleets. Our devices can be installed in a range of mobile assets independent of asset procurement, allowing our customers to integrate our solutions in existing or new vehicles. Our platform includes a wide range of reliable services to effectively serve the needs of a geographically diverse range of clients. Where appropriate, partnerships with third party technology providers are established to create incremental value to customers in the markets we serve.
Smart vehicles and other connected mobile assets are becoming more common, generating increasing amounts of data. As this trend continues, there will be a greater need for deeper insights with respect to this growing pool of data. Our leadership position, as well as the strength and breadth of our platform, will enable us to continue to target a broad base of customers across multiple industries who derive value from our end-to-end platform, its stability and affordability. We market via inside sales and relationship managers in the field, who build long-lasting relationships with customers. We believe we have a proven expansion model with well-established operations across several continents and are currently focused on scaling rapidly to address high-growth greenfield opportunities in Asia.
We believe that maintaining strong financial discipline and prudent investment of capital provides a strong foundation for growth. For the year ended February 29, 2020, we reached the milestone of one million subscribers, growing our subscriber base by 165,717 subscribers to 1,126,515 subscribers as of

February 29, 2020. For the nine months ended November 30, 2020, we grew our subscriber base by an additional 119,574 subscribers to 1,246,089 subscribers as of November 30, 2020.
Our business has experienced rapid growth, strong profitability, and capital efficiency in recent years. For the year ended February 29, 2020, we generated subscription revenues of R1,888 million compared to subscription revenues of R1,521 million for the year ended February 28, 2019, reflecting year-over-year growth of 24%, with subscription revenue representing 97% of total revenue. For the nine months ended November 30, 2020, we generated subscription revenues of R1,635 million compared to subscription revenues of R1,385 million for the nine months ended November 30, 2019, reflecting period-over-period growth of 18%, with subscription revenue representing 98% of total revenue.
As of February 29, 2020 and February 28, 2019, our annualized recurring revenue (“ARR”), which we define as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by 12, was R2,021.9 million and R1,674.5 million, respectively, which represents a 21% increase from period to period, as a result of strong subscriber growth and a 2% increase in average revenue per subscriber (“ARPU”). As of November 30, 2020 and November 30, 2019, ARR was R2,372.7 million and R2,020.4 million, respectively, which represents a 17% increase from period to period, as a result of continued subscriber growth despite the COVID-19 pandemic and a 2% increase in ARPU.
Our profit for the year was R443.5 million and R361.0 million, for the years ended February 29, 2020 and February 28, 2019, respectively, reflecting year-over-year growth of 22.8%. Our operating profit for the year was R630.9 million and R499.9 million for the years ended February 29, 2020 and February 28, 2019, respectively, reflecting year-over-year growth of 26.2% and our Adjusted EBITDA for the year was R937.5 million and R738.4 million for the years ended February 29, 2020 and February 28, 2019, respectively, reflecting year-over-year growth of 27.0%. Our profit for the period was R394.9 million and R329.4 million for the nine months ended November 30, 2020 and November 30, 2019, respectively, representing year-over-year growth of 19.9%. Our operating profit for the period was R566.0 million and R468.3 million, for the nine months ended November 30, 2020 and November 30, 2019, respectively, reflecting year-over-year growth of 20.8%, and our Adjusted EBITDA for the period was R855.3 million and R699.0 million for the nine months ended November 30, 2020 and November 30 2019, respectively, reflecting year-over-year growth of 22.4%.
Finally, we believe strong net cash generated from operating activities is an important factor in supporting our robust business model and indicates our ability to provide the capital necessary to invest in subscriber growth and territorial expansion. For the years ended February 29, 2020 and February 28, 2019, respectively, we generated net cash generated from operating activities of R901.2 million and R472.3 million, respectively, reflecting year-over-year growth of 90.8%. For the nine months ended November 30, 2020 and November 30, 2019, net cash generated from operating activities totaled R714.2 million and R664.5 million, reflecting year-over-year growth of 7.5%. This growth increased profitability and improved working capital efficiency.
See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information.
Industry Background
The growth in size and complexity of vehicle fleets, as well as increasing data sources and real-time connectivity, continue to provide a growing market opportunity due to increased adoption of connected device analytics and mobility management offerings as businesses and their customers are demanding more software features and greater transparency into fleet operations. In addition, the increasing costs of labor for drivers, fuel, maintenance and insurance have led to higher expenses associated with fleet operations and has driven demand for cost-effective solutions. Increasingly complex regulatory regimes and the persistent threat of crime also add to the challenges facing fleet operators. Our solutions address these challenges and favorably position us to benefit from the following industry dynamics.
Increasing global vehicle fleet.   According to Fitch Solutions, the size of the global vehicle fleet is estimated at nearly 1.5 billion vehicles in 2020 and forecasted to grow to more than 2 billion vehicles by

2030. Cartrack’s expansion strategy in emerging markets is designed to place it in position to capitalize on these favorable industry growth dynamics. Growing use of shared personal mobility devices, such as bicycle and scooter rental networks, is contributing to demand for mobility management solutions for large fleets of vehicles that are not traditional automobiles.
Growth of smart transportation and proliferation of data sources.   Connected device analytics and mobility solutions are growing globally, and penetration is relatively low in all markets. There is growing third-party and OEM demand for remote diagnostics, maintenance management, accident and breakdown assistance and other technology products that require mobile connectivity and services. The volume of data concerning mobile assets and associated operator behavior is proliferating rapidly and growing in complexity. Immediate access to large volumes of remote data is being facilitated by the deployment and growth of 5G networks alongside expanding access to current-generation mobile connectivity technologies in developing markets. With growing urbanization and the emergence of smart cities, more organizations and individuals will deploy mobile and remote devices and rely on insights from the data that such connected devices generate.
Large and growing cost of operating mobile assets.   Fleet managers are faced with significant operational costs associated with human resources, fuel, maintenance and insurance, as well wasteful and fraudulent driver behavior, resulting in higher expenses. Fleet managers and insurance companies are increasingly relying on data to assess and manage driver risk, tailor premiums, and reconstruct accident scenes for evaluation of claims, and to monitor, influence and react to driver behavior in real-time.
Demands of consumers and large enterprises for digital transformation.   Organizations are seeking to adopt SaaS solutions to leverage insights from data to reduce costs and manage mobile assets optimally. As providers like Amazon and FedEx provide real-time insight into order status and delivery tracking, both enterprises and consumers increasingly demand live visibility into operations and orders. Real-time insights can be differentiating in industries where transportation capabilities are otherwise increasingly commoditized.
Increasing regulatory complexity.   Government regulations to improve safety and roadworthiness of vehicles, manage hours worked by drivers, implement road taxes by distance traveled and track and reduce carbon emissions are growing. Examples include Europe’s eCall initiative to install automatic emergency call devices, the CONTRAN 245 mandate in Brazil to install vehicle-tracking devices in all new vehicles sold, and the electronic logging device (“ELD”) mandate in the United States. Additionally, vehicle-to-vehicle and vehicle-to-infrastructure communication technologies are becoming increasingly important components of regulated national transportation infrastructure and will result in a corresponding growth in mobile asset data available for capture and analysis.
High rate of vehicle theft in developing markets.   Consumers, fleet managers, and insurance companies all increasingly demand asset recovery services to recover vehicles and other mobile assets, manage self-insurance risk and increase levels of personal safety in developing economies in Africa and South America.
Our Platform and its Key Strengths
Our mission is to build the leading mobility and SaaS platform that maximizes the value of data.
Broad array of mobility applications.   Cartrack offers real-time connectivity services through mobile devices to manage the deployment of people and vehicles and the tasks that they are required to perform. This includes communications, analytics, accounting, live video streaming, workforce management and an array of medical and roadside assistance services that are applicable to taxi/ridesharing, public transit systems and logistics businesses. With fleet management, mobile asset accounting, workforce management, and a broad set of additional software features, we offer a highly functional, unified platform for smart transportation management and analytics delivered through a single screen.
Highly scalable vertical SaaS.   Cartrack’s cloud architecture enables us to quickly and reliably add thousands of mobile subscriptions and integrate their corresponding data streams each month, including data from sources such as OEMs and other third-party devices. Our easy-to-use interfaces for iOS and Android, as well as our online platform for desktop, make it seamless for users to switch between devices, and our internally developed SaaS platform caters to all types of vehicle propulsion methods (internal combustion, hybrid, and electric) and allows for flexible integration with all major OEM hardware and software platforms.
Large and growing global infrastructure.   Our business is fully vertically integrated in the design, development, production, and deployment of its hardware and software offerings. Unlike many of our competitors, all systems and products that we use are proprietary. Our vertically integrated model allows us to provide our customers with the benefits of lower costs and greater flexibility without third-party vendor lock-in. Our R&D center in Singapore is staffed exclusively by our employees and is positioned to ensure our continued access to world-class talent in Southeast Asia. To provide leading service in installations, customer support, and vehicle recovery, we have established a comprehensive branch network of automotive technicians with rapid-response capabilities in each of the 23 countries in which we or our licensees operate. Our more than 665 mobile workshops serve customers globally around-the-clock. Our customer-focused approach to service is key to our leadership position in the industry and earned us recognition in South Africa’s prestigious Ask Afrika Orange Index Awards for outstanding customer experience in October 2018.
Deep domain expertise, industry knowledge, and institutional intellectual property.   Our experienced R&D and management teams have accumulated vast experience in the fields of data operations, GSM, radio frequency, and satellites, as well as emerging and next-generation technologies such as LPWAN and V2X communications. Each of our proprietary smart devices are compact, facilitating effective concealment, and is transferable from one vehicle to another. Personal safety considerations, specialized fleet management, and regulatory compliance will continue to require the design and development of proprietary hardware. Our trained automotive technicians carry out installations with electronic connections kept at a minimum so as not to interfere with the vehicle’s electronic systems. Our products and installations are endorsed by a number of insurers and motor vehicle manufacturers.
Culture of service and innovation.   The values at the heart of our culture — accountability, integrity, service orientation, relationships, and entrepreneurial leadership — are core drivers of our success. As we have grown from a small South African company to a global enterprise with more than one million subscribers, we have maintained a start-up culture that eschews hierarchy and where individual ownership and agility remain key features of our everyday behaviors and operations. We have a highly proven service delivery track record and are known for being quick to deploy and fast to respond.
Key Benefits to Our Customers
The relatively low monthly cost and material return on investment realized by our customers favorably positions us in both weak and strong macroeconomic environments. Our platform provides the following key benefits to our customers:
Lower operating costs.   Research by the U.S. Department of Transportation shows implementing telematics can reduce unsafe driving by 60%, which can translate into profit margin increases of 30% in commercial fleets as well as reduced emissions. Telematics insurance has also reduced car accidents by around 35% in recent years, according to Allied Market Research. We believe that the AI-enabled real-time feedback through our platform coaches drivers to engage in behavior that lowers fuel consumption, reduces maintenance costs, and improves on-road safety.
Increased workforce and asset productivity.   Real-time fleet oversight and analysis of data can assist fleet managers in planning better routes and times for vehicles to be on the road, as well as planning maintenance through alerting and scheduling. Route management and traffic mapping, powered by our platform, can reduce the distance covered by each vehicle. By providing an integrated platform for data, analytics and communications, driver and dispatch teams can work together more efficiently and empower management with greater insight into key performance indicators of asset and employee performance such as utilization, service intervals, and billable hours.
Stability and reliability.   Cartrack employs the GSM/LTE network, to facilitate reliable communication between our platform and telematics devices. This technology enables recovery teams to accurately locate stolen vehicles and allows customers to track the movement of their vehicles via the web or mobile applications.

GPS satellite technology provides users with accurate positioning and monitoring of the vehicle fleet. Secondary radio homing beacons enable air and ground response teams to locate vehicles in areas where coverage may be sparse. Customers also further benefit from our 99.9% system uptime for the year ended February 29, 2020 and for the nine months ended November 30, 2020.
Road safety and accident management.   The World Bank Group estimates that, on average, a 25% reduction in road traffic deaths raises per capita real GDP by several percentage points in the growth markets we target, illustrating the importance of improving driver habits and monitoring commercial vehicles. Powered by industry leading AI, we provide comprehensive driver behavior monitoring and measurement applications which are easily integrated into vehicles to extract and analyze significant amounts of data to improve driver behavior. In addition, deployment of in-vehicle telematics sensors to monitor activity on-road and within a vehicle provides performance benefits and critical data in the event of a collision.
Our Growth Strategy
Our long-term growth is driven by five key factors:
Growth of connected devices.   We are enhancing our SaaS platform to be device and service provider agnostic as we further develop smart mobility capabilities, partnering with the world’s leading companies in pay-as-a-service transportation. Increasing global access to these devices will further drive demand for our solutions and services. Our platform is complementary to OEM and third-party telematics systems and we conduct aftermarket installations in collaboration with OEMs.
Deeper insights from data.   Our customers are increasingly reliant on our SaaS platform to optimize business intelligence relating to both assets and people on a global scale. In order to capitalize on this rapidly growing trend, we will continue to invest in technology and operating capacity across markets.
Global demand.   We have seen a notable rise in demand for connected vehicles, devices and mobility data across the globe, enabling our expansion across geographic regions. All markets remain underpenetrated, and we are capitalizing on opportunities to provide scalable, customer-centric solutions that rapidly deliver value to enterprise customers and consumers alike.
New platform enhancements.   We continue to expand our platform to address our customers’ most critical business priorities. R&D investments allow us to meet growing expectations from customers for deeper insights quickly. We offer an easy-to-use administrative and vehicle cost accounting software called MiFleet and a mobile enabled workforce management solution called the Communicator, which can effectively manage business processes like stock control, electronic proof-of-delivery and invoicing. Recent enhancements to our platform include business intelligence and OEM integrations, our buying and selling cars platform, and advanced jobs and messaging via our Communicator routing application.
Significant barriers to entry.   We enjoy a strong competitive advantage due to the global fragmentation of our market, upfront capital requirements for the development and deployment of global infrastructure and to fund cash investments in device and installation costs, and the significant R&D expenditure necessary to keep pace with technological developments. The industry has shifted from upfront payment for hardware and installations to recurring SaaS subscription contract models where the service provider retains the ownership of the device, and we have capitalized on this shift to reinforce customer retention. This high demand for SaaS solutions with no upfront fees increases the challenge facing new entrants and vendors lacking scale.
We intend to pursue the following growth strategies:
Increase subscription sales to existing customers.   We believe our longstanding commitment to R&D investment positions us favorably to continue to deploy technologically advanced solutions increasingly in demand among customers of all sizes worldwide. Our customer base of more than one million subscribers represents a significant opportunity for further subscription sales expansion. Many of the growth drivers for new subscriptions will also lead to the growth of our offering within existing customers. Our scalable platform and vertically integrated infrastructure will enable us to onboard new customers quickly and easily and make new software features immediately available to our customer base worldwide.

Expand our subscriber base.   Our market penetration is low worldwide. We believe there is substantial opportunity to grow our customer base. We expect growth in customer demand to come from mobile asset growth and a broad range of emerging smart mobility use cases, where we expect robust demand for SaaS-based data analytics solutions to optimize operations. We believe demand growth will be in excess of global fleet growth forecasts due to increased market penetration opportunities resulting from the realization of the benefits associated with adopting mobility offerings. We anticipate demand increases for safety and security services by governments, business, and individuals due to increasing crime rates in key markets. We serve a broad range of customers and industries and will continue to focus on growing our subscriber base among them.
Expand our geographic presence worldwide.   While South Africa remains an important market for us, we expect more robust subscriber growth from the Asia-Pacific and Middle East regions, due to populous, fast-growing economies, a favorable competitive climate, including low penetration rates and unsophisticated competing solutions, and established operations that have now gained scale. We expect growth from the unmet need for improved road safety and decreased pollution levels, particularly in the Asia-Pacific and Middle East regions where vehicle populations are expected to show a material increase along with already elevated traffic congestion and pollution levels. We are looking to further increase our footprint in Europe, and our US operations are small but highly strategic in nature. As the breadth of our offering increases over time, we believe we will be able to efficiently deploy our offering across our existing multinational customers’ fleets as we enter new regions where they already operate.
Expand our platform and services.   We intend to expand the offering of our consumer offering into both Europe and the Asia-Pacific and Middle East region as demand grows for consumer services. For example, in Europe, the demand for accident notification and medical emergency response is growing and at our current scale, we can add these services to our business very efficiently.
Recent Developments
Subscriber Update at February 28, 2021
As of February 28, 2021, we estimate that we had 1,306,000 subscribers, an increase of 179,500 subscribers or 16% when compared with subscribers of 1,126,500 as of February 28, 2020. In addition, as of February 28, 2021, we estimate that annualized recurring revenue (“ARR”), which we define as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during February and multiplying by 12, was R2,377.1 million, an increase of R355.2 million or 18% when compared with ARR of R2,021.9 million as of February 28, 2020.
Our estimates of our number of subscribers and ARR at February 28, 2021 are based solely on information available to us as of the date of this prospectus and are subject to change in connection with the completion of management’s final review and other closing procedures in respect of the period ended February 28, 2021. Moreover, these estimates of subscribers and ARR as of February 28, 2021 should not be viewed as a substitute for, or indicative of, our financial results for the year ended February 28, 2021 or any future period. Our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this data and information. Accordingly, our auditors do not express an opinion or any other form of assurance with respect thereto.
Risks Affecting Us
We are subject to numerous risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flow and prospects. You should carefully consider the following risks, those risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our ordinary shares:
•
our ability to acquire new subscribers and retain existing subscribers;

•
the effects of a pandemic or widespread outbreak of an illness, such as the novel coronavirus (COVID-19) pandemic;

•
our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

•
our ability to adapt to rapid technological change in our industry;

•
our dependence on cellular networks;

•
competition from industry consolidation;

•
market adoption of fleet management solutions;

•
automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;

•
expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

•
our dependence on certain key component suppliers and vendors;

•
our ability to maintain or enhance our brand recognition;

•
our ability to maintain our key personnel or attract, train and retain other highly qualified personnel;

•
the impact and evolving nature of laws and regulations relating to the internet and data privacy;

•
our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

•
significant disruption in service on, or security breaches of, our websites or computer systems;

•
dependence on third-party technology and licenses;

•
fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;

•
economic, social, political and other conditions and developments in South Africa and globally; and

•
our ability to access the capital markets in the future.

Our Corporate Information
Karooooo Ltd. was incorporated in Singapore on May 19, 2018 as Karooooo Pte. Ltd., a private limited company (Company Registration No. 201817157Z) under the Companies Act (Chapter 50) of Singapore (the “Singapore Companies Act”). On February 22, 2021, we converted Karooooo Pte. Ltd. from a Singapore private limited company to Karooooo Ltd., a Singapore public limited company. Pursuant to the terms of the Corporate Reorganization to be consummated subsequent to the completion of this offering, Karooooo Ltd., as the majority shareholder of Cartrack Holdings Limited, will acquire all of the outstanding ordinary shares held by minority shareholders and, as a result, Cartrack Holdings Limited will become a wholly-owned subsidiary of Karooooo Ltd. See “Corporate Reorganization.”
Our registered office is located at 10 Anson Road, #12-14, International Plaza, Singapore 079903. Our telephone number at this location is +65 6255 4151. Our principal executive office is located at 11 Keyes Avenue, Rosebank, Johannesburg, 2196, South Africa. Our telephone number at this location is +27 11 250 3000. Our principal website is www.karooooo.com. The information on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be a part of this prospectus or in deciding whether to purchase our ordinary shares.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:
•
a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•
an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), in the assessment of our internal control over financial reporting;

•
reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•
exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon (A) the last day of the fiscal year in which we had more than $1.07 billion in annual revenue, (B) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of the prior August 31, or (C) the date on which we have issued more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. To the extent that we take advantage of these reduced reporting burdens, the information that we provide shareholders may be different than you might obtain from other public companies in which you hold equity interests.

THE OFFERING
Issuer
Karooooo Ltd.
Selling shareholder
Isaias (Zak) Jose Calisto (the “Selling Shareholder”).
Ordinary shares offered by us
2,500,000 ordinary shares (or 3,100,000 ordinary shares if the underwriters exercise in full their option to purchase additional shares).
Ordinary shares offered by the Selling Shareholder
1,500,000 ordinary shares.
Over-allotment option
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 600,000 additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. We will not receive any proceeds from the sale of ordinary shares. See “Use of Proceeds.”
Ordinary shares to be outstanding before and after this offering
As of the date of this prospectus, our issued and outstanding share capital consists of 20,332,894 ordinary shares.
Immediately after the offering (but before giving effect to the ordinary shares issued in connection with the Corporate Reorganization), we will have 22,832,894 ordinary shares outstanding (or 23,432,894 ordinary shares if the underwriters exercise in full their option to purchase additional shares).
In connection with our Corporate Reorganization, and subsequent to the closing of this offering, we expect to issue up to 9,543,706 ordinary shares in a transaction exempt from, or not subject to, the registration requirements under the Securities Act.
Voting rights
Our ordinary shares have one vote per share.
Dividend policy
We cannot assure you that we will pay any dividends to holders of our ordinary shares, or as to the amount of any such dividends if our board of directors determines to do so. The board of directors of Cartrack Holdings Limited, our subsidiary, declared and paid an aggregate amount of R104.7 million in dividends to its shareholders for the year ended February 29, 2020. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on many factors, including general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, including restrictive covenants contained in our financing agreements, the ability of our subsidiaries to distribute funds to us and such other factors as our board of directors may deem relevant. See “Dividends and Dividend Policy.”
Lock-up agreements
We have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell, or dispose of, directly or indirectly, any of our or Cartrack Holdings Limited’s ordinary shares or securities convertible into or exchangeable or exercisable for any of our or Cartrack Holdings Limited’s ordinary shares during the 180-day period following the date of this prospectus. Members of our board of directors, our executive officers and the Selling Shareholder have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting.”
Listing
We have applied to list our ordinary shares on the Nasdaq Global Select Market, or Nasdaq, under the symbol “KARO.”
The ordinary shares of Cartrack Holdings Limited are currently listed on the Johannesburg Stock Exchange (the “JSE”) under the symbol “CTK.”
In connection with our Corporate Reorganization, Cartrack Holdings Limited is expected to delist from the JSE and we have been approved for a secondary listing of our ordinary shares on the JSE under the symbol “KRO.”
Use of proceeds
We estimate that the net proceeds to us from the offering will be approximately $108.8 million, based on the assumed initial public offering price of $47.52 per share, the U.S. dollar equivalent of the closing price per ordinary share of Cartrack Holdings Limited on the JSE on March 19, 2021 of R70.00 per share, as adjusted for the ten to one share consolidation as described under “Corporate Reorganization” in this prospectus, and applying the rand/U.S. dollar exchange rate of R14.7310 as of March 19, 2021, after deducting estimated underwriting discounts and commissions and expenses of the offering that are payable by us. We intend to use the net proceeds from the offering for general corporate purposes, and, if applicable, the repayment of outstanding indebtedness. See “Use of Proceeds.”
We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholder.
Risk factors
Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 15 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Unless otherwise indicated, all information in this prospectus assumes:
•
no exercise by the underwriters of their option to purchase up to 600,000 additional ordinary shares from us to cover over-allotments, if any;

•
an initial public offering price of $47.52 per share, which is the assumed initial public offering price based on the U.S. dollar equivalent of the closing price per ordinary share of Cartrack Holdings Limited on the JSE on March 19, 2021 of R70.00 per share, as adjusted for the ten to one share consolidation as described under “Corporate Reorganization” in this prospectus, and applying the rand/U.S. dollar exchange rate of R14.7310 as of March 19, 2021; and

•
the consummation, subsequent to the closing of this offering, of the Corporate Reorganization. See “Corporate Reorganization.”

SUMMARY FINANCIAL AND OTHER INFORMATION
The following summary financial information should be read in conjunction with the sections entitled “Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Karooooo Ltd., including the notes thereto, included elsewhere in this prospectus. Our historical consolidated financial statements were prepared to give effect to (i) the common control transaction in which Karooooo Ltd. acquired a controlling stake in Cartrack Holdings Limited and (ii) the conversion of a shareholder loan from our founder and chief executive officer, Isaias (Zak) Jose Calisto, to Karooooo Ltd. into ordinary shares of Karooooo Ltd., which took place on November 18, 2020.
There is currently no specific guidance on accounting for common control transactions under IFRS as issued by the IASB. In the absence of specific guidance Karooooo Ltd. elected to apply the “pooling of interests” method of accounting. Under “pooling of interests” the assets and liabilities of Cartrack Holdings Limited are carried over at their book values with no adjustment made for the acquisition price and prior periods are restated as if the common control transaction had occurred at the beginning of the earliest period presented.
We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated historical financial information presented as at and for the years ended February 29, 2020 and February 28, 2019 has been derived from the audited consolidated financial statements of Karooooo Ltd. included elsewhere in this prospectus. The summary condensed consolidated historical financial information presented for the nine months ended November 30, 2020 and November 30, 2019, and the condensed consolidated balance sheet data as of November 30, 2020, have been derived from our unaudited condensed consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. Our unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of those unaudited condensed consolidated financial statements. Our historical results for any prior period are not necessarily indicative of results expected in any future period, and the results for the nine months ended November 30, 2020 are not necessarily indicative of the results to be expected for the full fiscal year.

	For the nine months ended November 30,			For the year ended February 29 or 28,
	2020	2020	2019	2020	2020	2019
	U.S.$ millions(1)	R millions	R millions	U.S.$ millions(1)	R millions	R millions
Consolidated Statement of Profit and Loss:
Revenue	$108.5	1,674.8	1,431.3	$125.8	1,941.9	1,692.7
Cost of sales	(30.1)	(464.2)	(423.3)	(37.2)	(574.8)	(484.7)
Gross profit	78.4	1,210.6	1,008.0	88.6	1,367.1	1,208.0
Other income	0.1	1.4	2.3	0.1	1.9	6.3
Expected credit losses on financial assets	(3.6)	(56.2)	(40.2)	(3.6)	(54.9)	(45.2)
Operating expenses
Sales and marketing	(10.6)	(164.2)	(133.8)	(11.5)	(177.9)	(177.4)
General and administration	(24.1)	(371.4)	(334.5)	(29.8)	(460.4)	(443.6)
Research and development	(3.5)	(54.2)	(33.5)	(2.9)	(44.9)	(48.2)
Total operating expenses	(38.2)	(589.8)	(501.8)	(44.2)	(683.2)	(669.2)
Operating profit	36.7	566.0	468.3	40.9	630.9	499.9
Finance income	0.2	3.8	1.6	0.2	2.6	2.7
Finance costs	(0.3)	(4.8)	(14.2)	(1.1)	(16.8)	(31.4)
Profit before taxation	36.6	565.0	455.7	40.0	616.7	471.2
Taxation	(11.0)	(170.1)	(126.3)	(11.2)	(173.2)	(110.2)
Profit for the period	$25.6	394.9	329.4	$28.8	443.5	361.0
Profit attributable to:
Owners of the parent	$16.8	258.9	214.0	$18.8	289.9	236.9
Non-controlling interest	8.8	136.0	115.4	10.0	153.6	124.1
Earnings Per Share Data of Karooooo Ltd.
Earnings per share (U.S. dollars/Rand)
Basic	$0.82	12.7	10.5	$0.93	14.3	9.2
Diluted	0.82	12.7	10.5	0.93	14.3	9.2
Weighted average number of shares outstanding (thousands)	20,333	20,333	20,333	20,333	20,333	20,333
Pro Forma Data of Karooooo Ltd.(2):
Pro forma earnings per share
Basic	$0.59	9.1	7.1	$0.68	10.5	5.9
Diluted	0.59	9.1	7.1	0.68	10.5	5.9
Pro forma weighted average number of shares outstanding (thousands)	22,833	22,833	22,833	22,833	22,833	22,833

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 and as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)
The pro forma weighted average number of shares outstanding has been calculated as if (i) the ownership structure resulting from the Corporate Reorganization, excluding the Reinvestment, was in place since March 1, 2018 and (ii) the offering contemplated hereby had taken place as of March 1, 2018. Based on an assumed initial public offering price of $47.52 per share, which is the U.S. dollar equivalent of the closing price per ordinary share of Cartrack Holdings Limited on the JSE on March 19, 2021 of R70.00 per share, as adjusted for the ten to one share consolidation as described under “Corporate Reorganization” in this prospectus, and applying the rand/U.S. dollar exchange rate of R14.7310 as of March 19, 2021, and assuming that the Corporate Reorganization and the offering contemplated hereby had taken place as of March 1, 2018, this would have increased net assets as at November 30, 2020 by R1,602.8 million. Furthermore if the Corporate Reorganization and the offering contemplated hereby had taken place on March 1, 2018, the underwriting discounts and commissions and expenses of the offering that are payable by us for the period would have been attributable to shareholders of the parent and have been deducted for each period presented.

	As at November 30,			As at February 29 or 28,
	2020	2020	2019	2020	2020	2019
	U.S.$ millions(1)	R millions	R millions	U.S.$millions(1)	R millions	R millions
Consolidated Statement of Financial Position Data:
Non-current assets	$89.3	1377.8	1184.7	$82.8	1,277.8	1,048.3
Current assets	40.4	624.2	550.3	36.8	567.5	480.8
Total assets	129.7	2,002.0	1735.0	119.6	1,845.3	1,529.1
Non-current liabilities	17.0	262.7	215.1	13.8	213.2	321.2
Current liabilities	35.3	544.6	375.1	26.4	407.0	370.3
Total liabilities	52.3	807.3	590.2	40.2	620.2	691.5
Total equity	$77.4	1,194.7	1,144.8	$79.4	1,225.1	837.6

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 and as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

	For the Nine Months Ended November 30,			For the Year Ended February 28/29,
	2020	2020	2019	2020	2020	2019
	(in U.S.$ millions, except Subscribers and Free Cash Flow Margin)(1)	(in R millions, except Subscribers and Free Cash Flow Margin)		(in U.S.$ millions, except Subscribers and Free Cash Flow Margin)(1)	(in R millions, except Subscribers and Free Cash Flow Margin)
Key Business and Financial Metrics:
Subscribers (as of end of period)(2)	1,246.1	1,246.1	1,088.7	1,126.5	1,126.5	960.8
Subscription Revenue(3)	105.9	1,635.0	1,385.1	122.3	1,887.7	1,520.5
Annualized Recurring Revenue (as of end of period)(4)	153.7	2,372.7	2,020.4	131.0	2,021.9	1,674.5
Profit for the period	25.6	394.9	329.4	28.8	443.5	361.0
Adjusted EBITDA(5)	55.4	855.3	699.0	60.7	937.5	738.4
Net Cash generated from Operating Activities	46.3	714.2	664.5	58.4	901.2	472.3
Free Cash Flow(6)	26.6	410.5	360.6	33.2	512.5	50.2
Net Cash Generated from Operating Activities as a percentage of revenue	42.6%	42.6%	46.4%	46.4%	46.4%	27.9%

	For the Nine Months Ended November 30,			For the Year Ended February 28/29,
	2020	2020	2019	2020	2020	2019
	(in U.S.$ millions, except Subscribers and Free Cash Flow Margin)(1)	(in R millions, except Subscribers and Free Cash Flow Margin)		(in U.S.$ millions, except Subscribers and Free Cash Flow Margin)(1)	(in R millions, except Subscribers and Free Cash Flow Margin)
Free Cash Flow Margin(6)	24.5%	24.5%	25.2%	26.4%	26.4%	3.0%

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 and as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)
We define the number of subscribers at the end of any particular period as the total number of vehicles or other assets using our platform at the end of such period.

(3)
Represents revenue from the sale of subscriptions to our SaaS platform.

(4)
We define ARR as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during the last month of a period and multiplying by 12.

(5)
We define Adjusted EBITDA as profit less finance income plus finance costs, taxation, depreciation and amortization and corporate expenses of Karooooo Ltd. relating to bank charges, custody fees, legal and professional fees, loan arrangement fees, certain withholding taxes and exchange losses. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of this Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

	For the Nine Months Ended November 30,		For the Year Ended February 28/29,
	2020	2019	2020	2019
	(in R thousands)		(in R thousands)
Profit for the Year	394,864	329,419	443,526	361,048
Less: Finance Income	(3,852)	(1,606)	(2,592)	(2,749)
Add: Finance Costs	4,833	14,238	16,831	31,438
Add: Taxation	170,130	126,329	173,157	110,182
Add: Depreciation and Amortization	289,065	219,990	295,762	238,515
EBITDA	855,040	688,370	926,684	738,434
Add: Corporate(A)	301	10,604	10,801	—
Adjusted EBITDA	855,341	698,974	937,485	738,434

(A)
We define Corporate as the corporate expenses of Karooooo Ltd. which include bank charges, custody fees, legal and professional fees, loan arrangement fees and exchange losses.

(6)
We define free cash flow as net cash generated from operating activities less purchases of property,

plant and equipment. Free cash flow margin is calculated as free cash flow divided by revenue. In addition to our results determined in accordance with IFRS, we believe free cash flow and free cash flow margin, which are non-IFRS measures, are useful in evaluating our operating performance. We believe that free cash flow and free cash flow margin are useful indicators of liquidity and the ability of the company to turn revenues into free cash flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of free cash flow and free cash flow margin to net cash generated from operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.
	For the Nine Months Ended November 30,		For the Year Ended February 28/29,
	2020	2019	2020	2019
	(in R thousands, except free cash flow margin)		(in R thousands)	(except free cash flow margin)
Net Cash Generated from Operating Activities	714,234	664,465	901,224	472,258
Less: Purchase of Property, Plant and Equipment	(303,719)	(303,888)	(388,723)	(422,061)
Free Cash Flow	410,515	360,577	512,501	50,197
Net Cash Generated from Operating Activities as a percentage of revenue	42.6%	46.4%	46.4%	27.9%
Less: Purchase of Property, Plant and Equipment as a percentage of revenue	18.1%	21.2%	20.0%	24.9%
Free Cash Flow Margin	24.5%	25.2%	26.4%	3.0%

RISK FACTORS
You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us, or which we currently deem immaterial, may also adversely affect our business, financial condition or results of operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.
Risks Relating to Our Business and Operations
We may not be able to add new subscribers, which could have a material adverse effect on our ability to grow our business and increase revenue.
We market and sell our mobility data analytics solutions to a wide range of customers, from consumers and sole proprietors to small and medium-sized businesses and large enterprises. To grow our revenue, we must continue to add new customers and subscribers. We intend to increase new subscription sales by increasing penetration in our existing markets and with existing customers, upgrading and enhancing our platform and solutions and by opportunistically entering new markets that represent a potential source of demand. Our success in adding new subscribers may be tied to a number of factors, including demand for our SaaS platform, the rate of new vehicle sales, the success of our sales and marketing campaigns, our ability to generate leads, our relationships with channel partners, price and service competition, general economic conditions and, in the case of our safety and security services, the real and perceived threat of vehicle theft and discounts offered by insurers for risk mitigation.
Selling to consumers or sole proprietors and small business customers may, in some instances, be more difficult than selling to medium-sized businesses and large enterprise customers. Consumers and sole proprietors and small businesses may have higher default rates, are price sensitive, may be difficult to reach with targeted sales campaigns and may have higher churn rates in part because of the scale of their businesses and the ease of switching solutions.
On the other hand, the typical sales cycle for medium-sized businesses and large enterprises may be longer than that of our consumer and sole proprietor and small business customers. These customers may have more complex business, operational, procurement and integration requirements and their scale may result in less favorable contract terms. Our sales cycle runs from lead generation to the installation of the device. Our typical sales cycle for large enterprises ranges from 3 to 24 months. Medium enterprise sales cycles run between 1 to 8 months with small business and sole proprietor sale cycles running between 1 to 90 days. The consumer sales cycle runs between 1 and 60 days. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our solutions, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. It may be difficult for us to predict the timing of when we will enter into subscription contracts with medium-sized businesses and large enterprises and how quickly such contracts can be implemented. This could make the timing of our revenues uncertain and difficult to predict.
We may not be able to retain or drive margin expansion with our existing customers, which could adversely affect our financial results.
We generally sell our SaaS platform pursuant to subscription agreements with an initial minimum term of 36 months. The majority of these agreements provide for automatic renewal on a month-to-month basis thereafter unless the customer elects otherwise. Our customers have no obligation to renew these agreements after the expiration of the initial term or any renewal term. If our efforts to satisfy our existing customers are not successful, we may not be able to retain them or expand our relationship with them and, as a result, our revenue and growth could be materially and adversely affected.

Customers may choose to cancel or not renew their subscriptions for a number of reasons, including the belief that our solutions are not required for their personal or business needs or are otherwise not cost-effective, a desire to reduce discretionary spending, a belief that our competitors’ solutions provide better value, or economic downturn in their industries or the geography in which they operate, and customers may not renew their subscriptions when they refresh their fleet with new vehicles. Large enterprise customers may also decrease the number of vehicles covered by subscription contracts if their fleet sizes decrease. Additionally, our customers may cancel or not renew for reasons entirely out of our control, such as the dissolution of their business or personal financial distress.
Part of our growth strategy is to retain customers and drive margin expansion by providing enhanced and additional software solutions to our existing customers while keeping our costs low. Our ability to provide an advanced software platform to existing customers in a cost-effective manner will depend in significant part on our ability to anticipate industry evolution, practices and standards and to continue to enhance our platform and existing software solutions, such as integration with fuel cards, GPS navigation devices, as well as various third-party software and products manufactured by original equipment manufacturers, or OEMs, or partnership with vehicle insurance providers, or to introduce or acquire new software features on a timely basis to keep pace with technological developments both within our industry and in related industries, including integration with developing technologies and platforms such as artificial intelligence (“AI”), machine learning and big data analytics. However, we may prove unsuccessful either in developing new software features or in expanding the third-party software and products with which our SaaS platform integrates, and such third-party software and products may become incompatible or replace our solutions, and such efforts may not be cost-effective. See “— Our platform integrates with third-party technologies and if our platform becomes incompatible with these technologies, our platform would lose functionality and flexibility and our customer acquisition and retention could be adversely affected.” In addition, the success of any enhancement or new feature depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or feature. Any new software applications or features we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them, better anticipates the innovation and integration opportunities in related industries or implements them in a more cost-effective manner, those competitors may be able to provide more effective or less expensive solutions than ours, which may also negatively affect our ability to retain our existing customers and drive margin expansion.
The effects of a pandemic or widespread outbreak of an illness, such as the novel coronavirus (COVID-19) pandemic, could have a material adverse effect on our business, financial condition and results of operations.
The global spread of the COVID-19 pandemic has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets. The extent to which the COVID-19 pandemic will impact our business will depend on a number evolving factors, including the duration and spread of the pandemic, actions taken by governmental authorities to restrict certain business operations and social activity, impose travel restrictions or other actions, the impact of the pandemic on economic activity and consumer demand, the ability of our supply chain to deliver in a timely and cost-effective manner, the ability of our employees to operate efficiently and effectively and the continued viability and financial stability of our customers, all of which remain uncertain. In particular, the COVID-19 pandemic could affect our ability to collect payments under our subscription contracts, retain existing customers and increase sales to new customers. Most recently, the COVID-19 pandemic has resulted in limited capacity to install the in-vehicle IoT technology resulting from the various regional lockdown restrictions, and we were unable to deploy recently recruited talent currently stationed in Singapore into the Asia-Pacific region to drive growth. An extended period of global and economic disruption resulting from this pandemic and its effects could have a material adverse effect on our business, financial condition and results of operations. To the extent the COVID-19 pandemic further adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Our inability to adapt to rapid technological change in our industry and related industries could impair our ability to remain competitive and adversely affect our results of operations.
The industry in which we compete, and related industries, are characterized by rapid technological change, frequent introductions of new applications and evolving industry standards. In addition to the telematics or fleet management industry, we are subject to changes in the automotive software and technology industry with rapid technological advancement to mobile handsets, multi-functional driver terminals, on board cameras, advanced driver-assistance systems (“ADAS”) and workflow management software. As the technology used in each of these industries evolves, we will face new integration and competition challenges. For example, as mobile handsets have evolved to include GPS tracking technology, they have become competitors against our solutions. Additionally, ADAS technology, with embedded artificial intelligence, may have features that are similar to or overlap with our solutions. Furthermore, major gains in fuel efficiency and electronic automobiles may lead to a relative decrease in the demonstrable return on investment of our solutions as perceived by our customers. If we are unable to adapt to rapid technological change, it could have a material adverse effect on our results of operations and our ability to remain competitive.
Our platform integrates with third-party technologies and if our platform becomes incompatible with these technologies, our platform would lose functionality and flexibility and our customer acquisition and retention could be adversely affected.
Our platform integrates with third-party software and devices to allow our platform to perform key functions. For example, we offer integration with work flow software products, such as business intelligence software, enterprise resource planning systems, routing and scheduling and freight management logistics billing systems, among others. Although to date this integration has been accomplished using application programming interfaces (“API”), other open software interfaces and simple physical linkages, we cannot guarantee that this ease of integration will continue or that we will be able to integrate with other products as easily or without additional cost. Newer vehicles and devices may be developed which include different ports and do not allow for our platform to be integrated through simple physical linkages. Errors, viruses or bugs may be present in third-party software that our customers use in conjunction with our platform. Changes to third-party software that our customers use in conjunction with our platform could also render our platform inoperable. Customers may conclude that our software is the cause of these errors, bugs or viruses and terminate their subscriptions. The inability to easily integrate with, or any defects in, any third-party software could result in increased costs, or in delays in software releases or updates to our platform until such issues have been resolved, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects and could damage our reputation.
Our software solutions rely on cellular (GSM/LTE) and GNSS (including GPS, Glonass, Galileo) or regionally equivalent networks (including QZSS) and any disruption, failure or increase in costs could impede our profitability and harm our financial results.
Two critical links in our current solutions are between telematics devices and GPS or equivalent Global Navigation Satellite Systems (“GNSS”) such as Glonass, Galileo and Quasi-Zenith Satellite System (“QZSS”) and between telematics devices and cellular networks, which allow us to obtain location data and transmit it to our system. Increases in the fees charged by cellular carriers for data transmission or changes in the cellular networks, such as a cellular carrier discontinuing support of the network currently used by our telematics devices, requiring retrofitting of our telematics devices could increase our costs and impact our profitability. We have initiated activities to migrate new installations to the next generation of cellular network compatibility in order to maximize expected useful life of our telematics devices, however, cellular carriers could in the future migrate allotted bandwidth from one network to another. Also, while we have included the ability to store GPS data in our telematics devices in case of temporary cellular network connectivity failure, widespread disruptions or extended failures of the cellular networks would materially and adversely affect our solutions’ functionality and utility and harm our financial results.
GPS-equivalent services like Glonass, Galileo and QZSS are satellite-based positioning systems consisting of a constellation of orbiting satellites. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage and it is not certain that the various government agencies will remain committed to the operation and maintenance of such satellites over a long period. In addition, technologies that rely on GPS or Glonass, Galileo and QZSS depend on the use of radio frequency bands and any modification of the permitted uses of these bands may adversely affect the functionality of such satellites and, in turn, our solutions. The GPS satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense. The Department of Defense does not currently charge users for access to the satellite signals, but we cannot assure you that they will not do so in the future. It is also possible that that agencies that operate GPS-equivalent services like Glonass, Galileo and QZSS begin to charges users for access. Any such disruption, failure or increase in costs could impede the functionality and/or cost of our solutions which could have a material adverse effect on our financial condition and results of operations.
The 5G market may take longer to materialize than we expect or, if it does materialize rapidly, we may not be able to meet customer expectations and timelines.
Growth of the 5G market and its emerging standards, including the newly defined 5G NR (New Radio) standard, is accelerating. If the market materializes faster than expected, we may have difficulty introducing new solutions in a timely manner to meet customer demands. The 5G market may require us to design hardware that meets certain technical specifications. We may have difficulty meeting such specifications on the timelines expected. 5G markets will develop at different rates and we may encounter challenges to varying degrees in different countries. If are unable to manage challenges related to 5G markets and related opportunities, it could have a material adverse effect on our financial condition and results of operations.
Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.
Should we experience a local or regional disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of personnel, office facilities, and the proper functioning of computer, telecommunication and other related systems and operations. We could potentially experience material adverse interruptions to our operations or delivery of services to clients in a disaster recovery scenario.
For example, due to historic levels of relative under-investment in infrastructure, in particular, electricity, the South African government has previously implemented electricity rationing and planned blackouts. Although we have made contingent arrangements for use of generators at our various locations, the lack of a proper supply of electricity could have a material adverse effect on our business, financial condition and results of operations.
Even with our disaster recovery arrangements, our services could be interrupted. Our suppliers and customers are also subject to the risk of catastrophic events. In those events, our ability to deliver our services in a timely manner, as well as the demand for our solutions, may be adversely impacted by factors outside our control. If our systems were to fail or be negatively impacted as a result of a natural disaster, pandemic or other catastrophic event, our ability to deliver our services to our customers would be impaired, our reputation could suffer and we could be subject to contractual penalties.
The market for SaaS fleet management solutions is highly fragmented and competitive. If we do not compete effectively in such markets, our operating results may be harmed.
The market for SaaS fleet management solutions, including tracking and mobility solutions is highly fragmented, consisting of a significant number of vendors, competitive and rapidly changing. Competition in such markets is based primarily on the level of difficulty in installing, using and maintaining solutions, total cost of ownership, product performance, functionality, interoperability, brand and reputation, distribution channels, industries and the financial resources of the vendor. We expect competition in such markets to intensify in the future with the introduction of new technologies and market entrants.
The market for SaaS fleet management solutions is highly competitive. Our growth will depend in part on a combination of the continued growth in the market for these solutions, our ability to increase our market share, and our customers’ continued operation in the regions in which we operate. We compete with a number of companies in each of the geographic markets in which we operate, some of which have established sizable market shares in the relevant markets. We expect competition to intensify in the future with the introduction of new technologies, the use of mobile devices and new market entrants from outside the telematics industry, such as enterprise software vendors or large technology companies expanding into the space. As competition intensifies, we expect that price competition for telematics solutions, including SaaS fleet management solutions, will intensify, which could cause our revenues to decline and have a material adverse effect on our results of operations.
For example, mobile service providers and global software platforms, such as Google, provide limited services at lower prices or at no charge, such as basic GPS based mapping, tracking and turn-by-turn navigation that could be expanded or further developed to more directly compete with our SaaS fleet management solutions. In addition, wireless carriers, such as Verizon, offer SaaS fleet management solutions that benefit from the carrier’s scale and cost advantages, which we may be unable to match. Similarly, vehicle OEMs may provide factory embedded or after-market installed devices and effectively compete against us directly or indirectly by partnering with other fleet management service providers. Furthermore, companies such as Google, Amazon and others, have substantially greater financial, technical and marketing resources, relationships with large vendor partners, larger global presence, larger customer bases, longer operating histories, greater brand recognition and more established relationships than we do and may decide to compete in the market for SaaS fleet management and telematics solutions.
Such competition could result in reduced operating margins, increased sales and marketing expenses and the loss of market share, any of which could have a material adverse effect on our results of operations.
Industry consolidation may give our competitors advantages over us, which could result in a loss of customers and/or a reduction in revenue.
Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. Many potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Industry consolidation may result in competitors with more compelling service offerings or greater pricing flexibility than we have or business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a loss of subscribers and/or a reduction in revenue.
Failure of businesses to adopt SaaS fleet management solutions could reduce the demand for our platform.
We derive, and expect to continue to derive, substantial revenue from the sale of subscriptions to customers choosing our SaaS platform. Widespread acceptance and usage of SaaS fleet management solutions is critical to our future revenue growth and success. If the market for SaaS fleet management solutions fails to grow, or grows more slowly than we currently anticipate, demand for our solutions would be negatively affected.
The market for SaaS fleet management solutions is subject to changing customer demand and trends in preferences. Some of the potential factors that could affect interest in and demand for fleet management solutions include:
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the effectiveness and reliability of the software platforms;

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fluctuations in fuel and vehicle maintenance costs, which are significant drivers of customer demand for SaaS fleet management solutions;

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assumptions regarding general mobile workforce inefficiency and the extent to which efficiency can be improved through SaaS fleet management solutions;

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the level of governmental and regulatory burden on the fields of transportation and occupational health and safety;

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the price, performance, features, functionality and availability of solutions that compete with ours; and

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our ability to maintain high levels of customer satisfaction.

Failure of businesses to adopt SaaS fleet management solutions could have a material adverse effect on our business, results of operations and financial condition.

Automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles could adversely affect demand for our solutions.
New vehicle sales may decline for various reasons, including adverse changes in the general economic environment, a reduction in our customers’ discretionary spending or an increase in new vehicle tariffs, taxes or gas prices. A decline in vehicle production levels or labor disputes affecting the automobile industry in the markets where we operate may also impact the volume of new vehicle sales. A decline in vehicle production levels or sales of new vehicles in the markets in which we operate could result in a long-term decrease in the overall number of vehicles, and consequently, a decrease in our total addressable market, resulting in reduced demand for our solutions which could have a material adverse effect on our business, results of operations and financial condition.
The automotive industry is also increasingly focused on the development of ADAS technologies, including the utilization of artificial intelligence, with the goal of developing and introducing a commercially viable, fully automated driving experience. There has also been an increase in consumer preferences for mobility on demand (“MoD”) services, such as car and ride-sharing, as opposed to automobile ownership, which may result in a long-term reduction in the number of vehicles per capita and sales of new vehicles. A reduction in the number of vehicles per capita and sales of new vehicles could reduce our addressable market for solutions.
The increase in MoD services has also attracted increased competition from entrants outside the traditional automotive industry. If we do not continue to innovate to develop or acquire new and compelling solutions that capitalize upon new technologies in response to OEM and consumer preferences, this could have a material adverse effect on our results of operations.
An increase in factory-fitted or embedded telematics technology in new vehicles in our markets could result in reduced demand for our SaaS platform, which could have a material adverse effect on our revenue.
Certain OEMs have begun embedding technology similar to our own technology in new vehicles prior to their initial sale, resulting in products and services that may overlap with our SaaS platform. This may preclude us from increasing sales to customers purchasing such vehicles. Our inability to market and sell our solutions to new customers or partner with OEMs to embed our solutions into their devices prior to their initial sale could have a material adverse effect on our ability to grow our subscriber base and increase revenue.
Our dependence on various lead generation programs could adversely affect our operating results if we need to pay more for such programs or we are unable to attract new customers at the same rate.
We use a number of lead generation channels to promote our SaaS platform, along with inside sales and field sales teams. Significant increases in the costs of one or more of our lead generation channels would increase our overall lead generation costs or cause us to choose less expensive and perhaps less effective channels. For example, a portion of our potential customers locate our website through search engines and social media platforms, representing one of the most efficient means for generating cost-effective customer leads. If search engine companies modify their search algorithms in a manner that reduces the prominence of our listing, or if our competitors’ search engine optimization efforts are more successful than ours, fewer potential customers may click through to our website or lead pages. In addition, the cost of purchased listings has increased in the past and may continue to increase in the future. Additionally, in regions where we are reliant on inside sales and field sales teams, an increase in labor costs may increase our lead generation costs and cost of customer acquisition. As we add to or change the mix of our lead generation strategies, we may need to expand into channels with significantly higher costs than our current channels, which could have a material adverse effect on our cost of subscriber acquisition and results of operations. If we are unable to maintain effective advertising programs, our ability to attract new customers could be materially and adversely affected, our advertising and marketing expenses could increase substantially further affecting our results of operations.
If we are unable to successfully convert customer sales leads into customers on a cost-effective basis, our revenue and results of operations would be adversely affected.
We generate substantially all of our revenue from the sale of subscriptions to our SaaS platform. In order to grow, we must continue to efficiently and cost effectively convert customer leads, many of whom have not previously used SaaS fleet management platforms, into customers. We rely on our inside sales team and our field sales representatives to drive cost-effective conversion of customer leads into customers. To execute our growth plan, we must continue to attract and retain highly qualified inside sales and field sales personnel. We may experience difficulty in hiring, training and retaining highly skilled inside sales and field sales personnel. An inability to convert customer sales leads into customers on a cost-effective basis could have a material adverse effect on our financial condition and results of operations. See “— The loss of one or more of our key management team members or personnel, or our failure to attract, train and retain other highly qualified personnel, could harm our business.”
An actual or perceived reduction in vehicle theft may adversely impact demand for certain of our applications, which could result in a loss of customers and a decline in growth.
Demand for our vehicle tracking and asset recovery solutions is influenced by prevailing or expected vehicle theft rates. Vehicle theft rates may decline as a result of various factors, such as the availability of improved security systems, implementation of improved or more effective law enforcement measures and improved economic or political conditions in markets that have high theft rates. If vehicle theft rates in our markets decline significantly, or if vehicle owners or insurance companies believe that vehicle theft rates have declined or are expected to decline, demand for some of our SaaS platform applications may decline, which could result in a loss of customers and a decline in growth.
We are subject to the risk of defaults by our customers.
Entering into subscription agreements with customers, particularly consumers and sole proprietors whose credit may not be as strong as our large enterprise clients, exposes us to credit risk in the event of customer defaults, and we may not be paid all amounts due under our subscription agreements. In deciding whether to enter into subscription agreements with prospective customers, we may rely on information furnished by or on behalf of them. We may also rely on representations of those prospective customers as to the accuracy and completeness of that information. The inaccuracy of such information or representations affects our ability to accurately evaluate the credit risk of a customer, and an increase in the default rates of our customers could have a material adverse effect on our business, results of operations and financial condition.
We provide minimum service level commitments to certain of our customers, and our failure to meet them could cause us to issue credits for future subscriptions, which could harm our results of operations.
Certain of our subscription agreements currently, and may in the future, provide minimum service level commitments regarding items such as unit and platform uptime, functionality, platform performance or operational turnaround times. If we are unable to meet the stated service level commitments for these subscribers or suffer extended periods of service unavailability, we are or may be contractually obligated to provide these subscribers with credits for future subscriptions, provide services at no cost, which could adversely impact our revenue.
Risks Relating to Our Reliance on Third Parties
The conduct of security officers engaged in stolen vehicle recovery (“SVR”) operations in support of our services from time to time involves the use of force, which could expose the Company to reputational harm or, potentially, civil and/or criminal liability.
We work with local law enforcement authorities and licensed security officers to recover our customers’ stolen vehicles. These recovery teams are armed and undergo training on recovery procedures including confrontation measures and the controlled use of force in response to threats, including being the target of gunfire by car theft suspects.
SVR operations in South Africa, which are provided in connection with our services, are conducted under an arm’s length agreement by a third party service provider, which until August 2020 was 49% owned by Cartrack. On August 31, 2020, we sold our 49% interest in the business to the majority shareholder. Our agreement requires the service provider to comply with local law and our policies and procedures related to SVR operations.

Since March 1, 2018, less than 0.1% of SVR operations conducted on our behalf have resulted in injury or death, including as a result of weapons discharge, with such operations resulting in three fatalities and five other injuries occurring during this time. While in each of these incidents local law enforcement authorities determined that the security personnel engaged in the action acted lawfully and in compliance with our policies and procedures, there can be no assurance that a later determination will not find fault on the part of such security personnel.
In light of the nature of SVR operations, future incidents in which force is required are likely to occur. If the security personnel engaged in such SVR operations are found to be at fault in any similar incident in the future, it could result in civil and/or criminal liability for us, including monetary damages or other penalties. Even if we are not found liable, we could suffer reputational harm if we are negatively associated with such incidents. While we have policies and procedures in place governing the use of force by our service provider, there can be no assurance that these policies and procedures, even if followed, would entirely mitigate any resulting reputational harm or civil and/or criminal liability resulting from any incident.
Our financial results are affected directly by the operating results of our licensees and their employees, over whom we do not have direct control.
Our operations in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe, which are conducted by independent businesses that are licensees pursuant to franchise agreements with us, comprised 0.4% of our revenue in the year ended February 29, 2020 and 0.4% of our revenue in the nine months ended November 30, 2020. Our licensees generate revenue in the form of hardware and subscription revenue billed to customers. Accordingly, our financial results depend in part upon the operational and financial success of our licensees. We may have to terminate licensees due to various reasons, including non-payment. Additionally, if licensees fail to renew their license agreements, or if we decide to restructure license agreements in order to induce licensees to renew these agreements, then our revenues may decrease, and profitability from new licensees may be lower than in the past due to reduced royalties and other incentives we may need to provide.
We rely in part on our licensees and the manner in which they operate their locations to develop and promote our business in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe. Although we have developed criteria to evaluate and screen prospective licensees, we cannot be certain that our licensees will have the business acumen or financial resources necessary to operate successful businesses in their franchise areas and local laws may limit our ability to terminate or modify these franchise agreements. Moreover, despite our training, support and monitoring, licensees may not successfully operate in a manner consistent with our standards and requirements, or may not hire and train qualified personnel. The failure of our licensees to operate their franchises successfully could have a material adverse effect on us, our reputation, our brand and our ability to attract prospective licensees and could materially adversely affect our business, financial condition or results of operations.
Our licensees and their employees could take actions that could harm our business.
Our licensees are independent businesses and the employees who work for our licensees are not our employees, and we do not exercise control over their day-to-day operations. Our licensees may not operate their businesses in a manner consistent with industry standards, or may not attract and retain qualified employees. If licensees were to provide diminished quality of service to customers, engage in fraud, misappropriation, misconduct or negligence or otherwise violate the law, including with respect to any laws relating to sanctions, our brand and reputation may suffer materially and we may become subject to liability claims based upon such actions of our licensees and their employees.
Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to the way we manage our relationship with our licensees, our growth strategies or the ordinary course of our business or our licensees’ business. Other incidents may arise from events that are or may be beyond our control and may damage our brand, such as actions taken (or not taken) by one or more licensees or their employees relating to health, safety, welfare or other matters; litigation and claims; failure to maintain high ethical and social standards for all of our operations and activities; failure to comply with local laws and regulations; and illegal activity targeted at us or others. Our brand value could diminish significantly if any such incidents or other matters erode consumer confidence in us, which may result in a decrease in our revenue, which in turn would materially and adversely affect our business, financial condition and results of operations.
We depend on certain key component suppliers and vendors as part of our hardware manufacturing process. An interruption in the supply of components could impair our production capacity and affect hardware manufacturing output adversely affecting distribution.
The manufacturing of our core hardware requires advanced production planning, including the purchasing of specific components and evaluation of component-related design elements. We currently purchase the latest GSM (“Global System for Mobile” communications), including Long-Term Evolution (“LTE”), module components of our hardware, semiconductors and other passive components from certain third-party suppliers, and we also source our cameras from third-party suppliers. In addition, we currently depend principally on certain third-party suppliers to supply and manufacture components of our hardware for our PC boards and to manufacture our GSM, LTE and GNSS components. These modules and many of the other components used in the manufacture of our devices have extended lead times on orders. We do not have contracts or volume commitments in place with our third-party suppliers but instead place purchase orders on a periodic as-needed basis. These suppliers could, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. While our hardware is designed such that components may be interchanged in case of supply disruptions or unavailability, any interruptions or delays in the supply of components could require us to identify and integrate our manufacturing logistics with an alternate supplier or use a substitute component. If the facilities of one of our contract manufacturers were to suffer a major casualty event, it could take up to three months or longer to replace production capacity. Interruption in the supply of components from our contract manufacturers could impair our production capacity, and further, we may not have recourse against our suppliers through contractual representations, warranties, indemnification provisions or otherwise, which could have a material adverse effect on our business, results of operations and financial condition.
Risks Relating to Our Growth Strategy
We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.
We increased the number of our full-time employees from 2,338 at February 28, 2019 to 2,776 at November 30, 2020. Our subscription revenue increased from R1,521 million for the year ended February 28, 2019 to R1,888 million for the year ended February 29, 2020 and our total subscribers increased from 960,798 at February 28, 2019 to 1,126,515 at February 29, 2020. Our subscription revenue increased from R1,385 million for the nine months ended November 30, 2019 to R1,635 million for the nine months ended November 30, 2020 and our total subscribers increased from 1,088,745 at November 30, 2019 to 1,246,089 at November 30, 2020. Our growth has placed, and may continue to place, a significant pressure on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations. Our global organization and workforce requires substantial management effort to maintain. We will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter.
We may not effectively execute on our expansion strategy, which may adversely affect our ability to maintain our historical growth and earnings trends.
Cartrack has grown rapidly over the last several years. Companies that grow rapidly can experience significant difficulties as a result of rapid growth. Our primary expansion strategy focuses on organic growth, including increased regional market penetration; however, we may not be able to successfully execute on these aspects of our expansion strategy, which may cause our future growth rate to decline below our recent historical levels, or may prevent us from growing at all.
While we operate in numerous jurisdictions and our software platform and local company websites are designed for ease of localizations, we may find it difficult to localize our local company website and software platform into certain foreign languages, and we may be required to invest significant resources in order to do so into markets in which we do not yet operate. Furthermore, in addition to the expansion of our business into new geographical markets, we are seeking to develop a range of mobility and monitoring solutions in select markets, such as Carzuka, a vehicle buying and selling marketplace. We may not succeed in these efforts or achieve our customer acquisition or other goals. In some international markets, customer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional subscription model to provide our mobility data analytics solutions to customers in those markets or we may be unsuccessful in implementing the appropriate business model. Our revenue from new markets may not exceed the costs of establishing, marketing, and maintaining our international offerings.
In addition, conducting expanded international operations would subject us to new risks. These risks include:
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localization of our SaaS platform and the specific features and applications, including the addition of foreign languages and adaptation to new local practices and regulatory requirements;

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lack of experience in other geographic markets;

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strong local competitors;

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the cost and burden of complying with, lack of familiarity with, and unexpected changes in, foreign legal and regulatory requirements;

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difficulties in managing and staffing international operations;

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fluctuations in currency exchange rates or restrictions on foreign currency;

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potentially adverse tax consequences, including the complexities of transfer pricing, value-added or other tax systems, double taxation and restrictions and/or taxes on the repatriation of earnings;

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dependence on third parties, including commercial partners with whom we do not have extensive experience;

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increased financial accounting and reporting burdens and complexities;

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political, social, and economic instability, terrorist attacks, pandemics and security concerns in general; and

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reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.
Various other factors, such as economic conditions and competition may impede or restrict the growth of our operations. The success of our strategy also depends on our ability to manage our growth effectively, which in turn depends on a number of factors, including our ability to adapt our credit, operational, technology and governance infrastructure to accommodate expanded operations. Even if we are successful in continuing our growth, such growth may not offer the same levels of potential profitability, and we may not be successful in controlling costs relative to revenue. As such, we may not be able to achieve our long-term targets for expense management and profitability. Accordingly, our inability to maintain growth or to effectively manage growth, could have a material adverse effect on our business, financial condition and results of operations.
Investments into our SaaS platform and technology infrastructure may not yield the desired results.
We have developed a scalable and proprietary SaaS platform to facilitate and integrate our business operations, data gathering analysis and online marketing capabilities and have invested significant capital and time into building and updating our SaaS platform and infrastructure. In order to remain competitive, we expect to continue to make significant investments into our technology. However, there is no guarantee that the capital and resources we have invested or will invest in the future will allow us to develop suitable SaaS platform enhancements or software applications or maintain and expand our SaaS platform and technology infrastructure as intended, which could have a material adverse effect on our ability to compete or require us to purchase expensive software solutions from third-party developers.
If our investments in our SaaS platform and technology infrastructure do not yield the desired results, it could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we fail to maintain or enhance our brand recognition or reputation, our business could be harmed.
We believe that maintaining and enhancing our brand and our reputation are critical to our relationships with our customers and to our ability to attract new customers. We also believe that our brand and reputation will be increasingly important as competition in our market continues to develop. Our success in this area will depend on a wide range of factors, some of which are beyond our control, including the following:
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the efficacy of our marketing efforts;

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our ability to continue to offer stable, high-quality, innovative and error- and bug-free applications;

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our ability to retain existing customers and attract new customers;

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our ability to maintain high customer service levels and satisfaction;

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our ability to successfully differentiate our applications from those of our competitors;

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actions of competitors and other third parties;

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positive or negative publicity;

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any misuse or perceived misuse of our applications;

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interruptions, delays or attacks on our platform or applications; and

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litigation, legislative or regulatory-related developments.

If our brand promotion activities are not successful, our growth and results of operations may be harmed. Furthermore, negative publicity, whether or not justified, relating to events or activities attributed to us, our employees, our partners or others associated with any of these parties, may tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity may reduce demand for our applications and could have a material adverse effect on our business, financial condition and results of operations. Moreover, any attempts to rebuild our reputation and restore the value of our brand may be costly and time consuming, and such efforts may not ultimately be successful.
The loss of one or more of our key management team members or personnel, or our failure to attract, train and retain other highly qualified personnel, could harm our business.
We depend on the continued service and performance of our senior management team, including our founder and Chief Executive Officer, Isaias (Zak) Jose Calisto. In addition, the sales, customer service-driven and research and development focus of our business is vital to our growth plan and the loss of key personnel could disrupt our operations. To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these employees is intense, and we may not be successful in attracting and retaining qualified personnel with appropriate skills. This is particularly the case in Southeast Asia where there is increased competition for qualified personnel with the appropriate language skills. In addition, new hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified employees. If we fail to attract, hire and train new personnel, or fail to retain, focus and motivate our current personnel, it could have a material adverse effect on our business and growth prospects.
Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.
We believe that our vertically integrated and customer-centric corporate culture has been an important contributor to our success, which we believe fosters innovation, creativity and teamwork among our employees. As we continue to grow, we may have difficulties in maintaining or adapting our culture to sufficiently meet the needs of our future and evolving operations, and we must be able to effectively integrate, develop and motivate a growing number of employees. In addition, our ability to maintain our culture as a listed company in the United States, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. In addition, our ability to maintain our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. Any failure to preserve our culture, particularly if we are unable to preserve our culture across the various markets in which we operate, could also negatively affect our ability to retain and recruit personnel, maintain our performance or execute on our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in dilution to our shareholders, and consume resources that are necessary to sustain our business.
We may in the future acquire complementary platforms, solutions, technologies, or businesses. We also may enter into relationships with other businesses to expand our portfolio of solutions or our ability to provide our solutions in foreign jurisdictions. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to conditions or approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.
An acquisition, investment, joint venture, alliance or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, solutions, personnel, or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company’s technology is not easily adapted to be compatible with ours, or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:
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issue additional equity securities that would dilute our shareholders;

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use cash that we may need in the future to operate our business;

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lose key personnel of any acquired business;

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face challenges in successfully integrating, operating and managing acquired businesses and workforce and instilling our culture into new management and staff;

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incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations;

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incur large charges or substantial liabilities; or

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become subject to adverse tax consequences, or substantial depreciation, deferred compensation or other acquisition-related accounting charges.

Any of these risks could harm our business and results of operations.
We have entered, and expect to continue to enter, into collaboration agreements or partnerships and these activities involve risks and uncertainties.
We have entered, and expect to continue to enter, into collaboration agreements with local partners to the extent required pursuant to local laws and regulations in order to penetrate certain geographic regions to effectively grow our business. Entering into collaborations or partnerships involves risks and uncertainties, including the risk that a given partner could fail to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments. Further, since we may not exercise control over our current or future partners, we may not be able to require our partners to take the actions that we believe are necessary to implement our business strategy. Additionally, differences in views among partners may result in delayed decision-making or failure to agree on major issues. If any of these difficulties cause any of our partners to deviate from our business strategy, or if this leads any of our collaborations or partnerships to fail to attract the intended customer base, it could have a material adverse effect on our results of operations.
Risks Relating to Our Intellectual Property, Data Privacy and Cybersecurity
Evolving regulation and changes in applicable laws relating to the Internet and data privacy may increase our expenditures related to compliance efforts or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition.
The transmission of data over the Internet and cellular networks is a critical component of our SaaS business model. As Internet commerce continues to evolve, increased regulation by federal, state or foreign agencies becomes more likely, particularly in the areas of data privacy and data security. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the profitability and viability of Internet-based services, which could harm our business.
Our solutions enable us to collect, manage and store a wide range of data related to fleet management, vehicle location and tracking and other telematics services such as fuel usage, engine temperature, speed and mileage and, in the case of our field service application, includes customer information, job data, schedule and invoice information. A valuable component of our solutions is our ability to analyze this data to present the user with actionable business intelligence. We obtain our data from a variety of sources, including our customers and third-party sources or service providers. We cannot assure you that the data we require for our proprietary data sets will be available from these sources in the future or that the cost of such data will not increase. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information. Several foreign jurisdictions, including South Africa, Singapore and the European Union, have adopted legislation (including directives or regulations) that increase or change the requirements governing data collection and storage in these jurisdictions. Further, such data privacy laws and regulations may by amended in the future. Any failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
The current European Union legislation related to data protection is the General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018. While we appointed a Data Protection Officer to oversee and supervise our compliance with European data protection regulations and have obtained in certain instances data privacy insurance policies and have taken steps to mitigate the risks of GDPR, we cannot provide any assurance that we are in compliance with all aspects of European data protection regulations, including GDPR. Despite our ongoing efforts to bring practices into compliance, we may not be successful either due to various factors within our control, such as limited financial or human resources, or other factors outside of our control. For example, while we seek to enter into data processing agreements with third-parties with whom we share data, or who share data with us, we may be unable to execute agreements with all such-third parties. It is also possible that local data protection authorities may have different interpretations of the GDPR, leading to potential inconsistencies amongst various EU member states.
In Singapore, the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (data, whether true or not, about an individual who can be identified from that data or other accessible information). The Protection of Personal Information Act, No. 4 of 2013 (the “POPI Act”) was promulgated into law on November 26, 2013 in South Africa and final regulations were published on December 14, 2018. The majority of the POPI Act’s provisions commenced on July 1, 2020. The POPI Act allows a transitional period of one year during which responsible parties (known as “data controllers” in some jurisdictions who are entities which collect and hold certain types of personal information relating to individuals and legal entities, including suppliers, customers and employees) will have the opportunity to put measures in place to comply with the law. The provisions of the POPI Act will apply to each of our South African subsidiaries. We have updated and will continue to evaluate our group data protection and security policies, charters, and procedures to assist in maintaining data privacy and data security in line with international practices. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities.
Moreover, if future laws and regulations limit our customers’ ability to use and share this data or our ability to store, process and share data with our clients over the Internet, demand for our solution could decrease, our costs could increase, and our results of operations and financial condition could be harmed. For example, we will have to consider the potential implications of the new privacy law in California, the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020. The CCPA creates new rights for consumers and will be widely applicable to businesses (regardless of location) that collect personal information about California residents. The potential effects of this legislation are far reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase the volume of and costs associated data breach litigation. The California Attorney General may also bring enforcement actions under the CCPA resulting in financial penalties for violations.
We also run an insurance broking unit that sells short-term insurance policies and selected vehicle warranty and service plans to our customers. This results in us receiving personally identifiable information with the customer’s consent. This information is increasingly subject to legislation and regulation. This legislation and regulation is generally intended to protect individual privacy and the privacy and security of personal information. We could be adversely affected if government regulations require us to significantly change our business practices with respect to this type of information or if the insurance providers who use our marketplace violate applicable laws and regulations.
Changes in applicable laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, having a material adverse effect on our business, financial condition and results of operations. If there were to be changes to statutory or regulatory requirements, we may be unable to comply fully with or maintain all required licenses and approvals. Regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals. If we do not have all requisite licenses and approvals, or do not comply with applicable statutory and regulatory requirements, the regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us, which could have a material adverse effect on our business, results of operations and financial condition.
We cannot predict whether any proposed legislation or regulatory changes will be adopted, or what impact, if any, such proposals or, if enacted, such laws could have on our business, results of operations and financial condition. If we fail to comply with applicable laws and regulations, we may be subject to investigations, criminal penalties or civil remedies, including fines, injunctions, loss of an operating license or approval, increased scrutiny or oversight by regulatory authorities, the suspension of individual employees, limitations on engaging in a particular business or redress to customers. The cost of compliance and the consequences of non-compliance could have a material adverse effect on our business, results of operations and financial condition. In addition, a failure to comply with applicable laws and regulations could have a material adverse effect on our business, results of operations and financial condition by exposing us to negative publicity and reputational damage or by harming our customer or employee relationships.
In most jurisdictions, government regulatory authorities have the power to interpret and amend applicable laws and regulations, and have discretion to grant, renew and revoke the various licenses and approvals we need to conduct our activities. Such authorities may require us to incur substantial costs in order to comply with such laws and regulations. Regulatory statutes are broad in scope and subject to differing interpretation. In some areas of our businesses, we act on the basis of our own or the industry’s interpretations of applicable laws or regulations, which may conflict from jurisdiction to jurisdiction. In the event those interpretations eventually prove different from the interpretations of regulatory authorities, we may be penalized or precluded from carrying on our previous activities.

Our software platform may contain undetected defects or software errors, which could result in damage to our reputation, market rejection of our products, or adversely affect our business, financial condition and results of operations.
Our continued growth depends in part on the ability of our existing and potential customers to access our solutions and platform capabilities at any time and within an acceptable amount of time. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial of service attacks, or other security-related incidents. We must update our SaaS platform quickly to keep pace with the rapidly changing market including the third-party software and devices with which our solutions integrate, and we have a history of frequently introducing new versions. Our solutions could contain undetected errors or defects, especially when first introduced or when new versions are released that are difficult to detect and correct despite third-party testing. Our solutions, including software, may not be free from errors or defects, which could result in damage to our reputation or a material adverse effect on our results of operations.
It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our solutions and platform capabilities become more complex and our user traffic increases. If our platform is unavailable or if our users are unable to access our solutions and platform capabilities within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our platform and solutions, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, and the diversion of our resources. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected.
The operation of our hardware is controlled by the firmware loaded on the hardware. We generally provide firmware updates to our customers by “over-the-air” wireless communication of the updated firmware directly to our customers’ telematics devices. If the firmware does not function as expected and prevents the uploading of updated firmware, it would require direct servicing of the installed on-board computer by trained personnel resulting in significant costs. Variations among communications protocols in the markets in which we operate enhance the risk of error in the remote installation of firmware. Although we attempt to manage this risk by introducing firmware updates in stages so that the success of deployment to a small number of telematics devices can be assessed before the installment risk is expanded to a larger customer base, there can be no assurance that we will be successful in detecting firmware operation and integration problems or otherwise in managing our exposure to remediation expense related to the deployment of firmware updates.
Our “over-the-air” transmission of firmware updates could permit a third party to disable our customers’ telematics devices or introduce malware into our customers’ telematics devices, which could expose us to customer claims.
“Over-the-air” transmission of our firmware updates potentially provides the opportunity for a third party to modify or disable our customers’ operating systems or introduce malware into our customers’ operating systems. While no such incidents have occurred to date, there can be no assurance that they will not occur in the future. For example, a third party could attempt to introduce software modifications providing incorrect location data and functionality or the deletion of data. Damage to our customers’ telematics devices as a result of such incidents could only be remedied through direct servicing of their installed telematics devices by trained personnel resulting in significant costs, particularly if the incidents were widespread. Moreover, such incidents could expose us to claims by our customers under various theories of liability, the outcome of which would be uncertain. Third party interference with our over-the-air transmission of firmware or with our customers’ telematics devices during such processes could have a material adverse effect our business, financial condition and results of operations.
Any significant disruption in service on our SaaS platform or in our computer systems, through cybersecurity breaches, computer viruses or otherwise or disruption of our platform, could damage our reputation and result in a loss of customers, which would harm our business and results of operations.
Our brand, reputation, and ability to attract, retain, and serve our customers are dependent upon the reliable performance of our service and our customers’ ability to access our solutions at all times. Our customers rely on our solutions to make operating decisions related to their fleet, as well as to measure, store and analyze valuable data regarding their businesses. Our solutions are vulnerable to interruption and our data centers are vulnerable to damage or interruption from human error, intentional bad acts, computer viruses or hackers, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, any of which could limit our customers’ ability to access our solutions. Prolonged delays or unforeseen difficulties in connection with adding capacity or upgrading our network architecture may cause our service quality to suffer. Any event that significantly disrupts our service or exposes our data to misuse could damage our reputation and harm our business and results of operations, including reducing our revenue, causing us to issue credits to customers, subjecting us to potential liability, harming our churn rates, or increasing our cost of acquiring new customers.
We host our solutions and serve all of our customers from our network servers, which are principally located at third-party data center facilities in South Africa, Singapore, the Netherlands and United Arab Emirates. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. Problems faced by our third-party data centers, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Our disaster recovery systems are located at our third-party hosting facilities. While we are increasing redundancy, our systems have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage. In the event of a disaster in which our disaster recovery systems are irreparably damaged or destroyed, we would experience interruptions in access to our solutions. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our solutions could harm our reputation and may damage our data. Interruptions in our services might reduce our revenue, cause us to issue credits or refunds to customers, subject us to potential liability, or harm our customer retention rate. Compliance with the various data protection laws across nations is challenging due to the complex and sometimes contradictory nature of the different regulatory regimes. Because data protection regulations are not uniform among the various nations in which we operate, our ability to transmit consumer information across borders is limited by our ability to comply with conditions and restrictions that vary from country to country. In countries with particularly strict data protection laws, we might not be able to transmit data out of the country at all and may be required to host individual servers in each such country where we collect data.
We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our solutions and platform capabilities simultaneously, denial of service attacks, or other security-related incidents. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our solutions and platform capabilities become more complex and our user traffic increases. If our solutions and platform capabilities are unavailable or if our users are unable to access our solutions and platform capabilities within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our platform and solutions, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, and the diversion of our resources. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected.
Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Security or privacy breaches in our electronic transactions or data may expose us to additional liability or result in a loss of customers, either of which events could harm our business.
Use of our solutions involve the storage, transmission and processing of our customers’ proprietary data, including potentially personal or identifying information. We may experience data security breaches or unauthorized disclosures of personal, confidential or proprietary information. Any inability on our part to protect the information security of our SaaS platform or the privacy of confidential information could have a material adverse effect on our profitability by exposing us to additional liability, increasing our expenses relating to resolution of these breaches and deterring users from using our solutions. Further, unauthorized access to, or security breaches of, our solutions could result in the loss, compromise or corruption of data, loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation and other liabilities. For example, under the GDPR, substantial penalties for failure to comply with the regulations can be imposed, including a fine of up to €20 million or up to 4% of the annual worldwide turnover, whichever is greater. We have incurred and expect to incur significant expenses to prevent security breaches and achieve compliance with all applicable laws and regulations including the GDPR, such as deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants. Our errors and omissions insurance coverage covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we may incur.
In addition, our and our third party vendors’ systems, operations and information technology systems are vulnerable to damage or interruption from human error, physical break-ins, unauthorized access, computer hackers, computer viruses, worms, malicious applications, distributed denial of service attacks, spurious spam attacks, intentional acts of vandalism and similar events. We cannot assure you that our current security methods and measures will effectively counter evolving security risks, prevent future slowdowns or disruptions, protect against extraordinary attacks while addressing the security and privacy requirements of existing and future users. Any physical or electronic break-in or other security breach or compromise of the information handled by us or our service provider may jeopardize the security or integrity of information in our computer systems and networks or those of our customers and cause significant interruptions in our and our customers’ operations. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party vendor, such measures cannot provide absolute security. It is also possible that, despite existing safeguards, our personnel could misappropriate our customers’ proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Customers and other end-users who rely on our solutions for applications that are integral to their businesses may have a greater sensitivity to security vulnerabilities than customers for software solutions generally. Any such access, breach, or other loss of information could result in legal claims or proceedings, liability under applicable federal or state laws and regulatory penalties. Under certain applicable law, notice of breaches must be made to affected individuals, and for extensive breaches, notice may need to be made to the media or state attorneys general. Such a notice could harm our reputation and our ability to compete. Unauthorized access, loss, or dissemination could also damage our reputation or disrupt our operations, including our ability to conduct our analyses, deliver results, provide customer assistance, conduct research and development activities, collect, process, and prepare company financial information, and manage the administrative aspects of our business. Further, any system failures, slowdowns or disruptions will likely result in unanticipated disruptions in service to our users, decreased levels of user satisfaction and significant negative effects on our reputation, which could have a material adverse effect on our business.
We rely on third-party encryption and authentication technology to provide secure transmission of confidential information over the Internet, including customer bank account numbers. Advances in technological capabilities, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology we use to protect sensitive transaction data. If we are unable to detect and prevent unauthorized use of bank account numbers, our business could suffer. If any such compromise of our security, or the security of our customers, were to occur, it could result in misappropriation of proprietary information or interruptions in operations and have a material adverse effect on our reputation or the reputation of our customers.
Our SaaS platform relies on specific third-party software and any inability to license or use such software from third-parties could render our platform inoperable.
We rely on software and other intellectual property licensed from third parties, including mapping software, business intelligence tools and data from third party vendors such as Google, MapIT, TomTom, Here and Sisense to develop and provide solutions to our customers. In addition, we may need to obtain future licenses from third parties to use software or other intellectual property associated with our solutions. We cannot assure you that these licenses will be available to us on acceptable terms, without significant price increases or at all. Any loss of the right or inability to obtain the right to use any such software or other intellectual property required for the development and maintenance of our solutions could result in interruptions in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business.
Our use of open source software may pose particular risks to our proprietary software and systems.
We use open source software in our proprietary software and systems and intend to continue using open source software in the future. The terms of many open source licenses to which we are subject have not been interpreted by Singaporean, South African or U.S. courts or courts of other jurisdictions, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. The licenses applicable to our use of open source software may require that source code that is developed using open source software be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. Moreover, we cannot ensure that we have not incorporated additional open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions, to discontinue sales of our solutions, or to release our proprietary software source code under the terms of an open source license, any of which could have a material adverse effect on our business.
Although we employ open source software license screening measures, if we were to combine our proprietary software products with open source software in a certain manner we could, under certain open source licenses, be required to release the source code of our proprietary software products. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products.
From time to time, there have been claims challenging the rights in open source software against companies that incorporate it into their products. We and our customers may face claims from third parties claiming infringement of their intellectual property rights for what we believe to be permissive open source software, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation that could be costly to defend, have a negative effect on our business, financial condition and results of operations, and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in or cease the sale or use of the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software, which could require us to devote additional research and development resources, or take other remedial actions.

In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our product. Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website, our software platform and systems that rely on open source software.
Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, financial condition, results of operations and prospects.
If our SaaS platform does not comply with quality standards set forth under our subscription agreements or we breach our obligations under our subscription agreements, our subscribers may assert claims for reduced payments or seek damages from us.
Under our subscription contracts, we typically provide certain representations and warranties to our subscribers, including, among others, that we have not knowingly incorporated any intellectual property which infringes the rights of any third-party, the software being delivered has been developed as per the specifications provided and is free from any patent defects and services will be provided with reasonable care. In case of any breach of these representations and warranties, we would be required to take certain remedial steps, including: modifying the solution, defending our subscribers in any litigation arising from an intellectual property rights infringement claim by a third-party, providing functionally equivalent replacements to the subscribers, rectifying the defect and indemnifying our subscribers for any direct losses arising from such a breach of representations and warranties.
Such steps may involve significant monetary costs and management time. Any inability to predict our performance and measure our productivity would further compound these risks and expose us to additional liabilities. Our subscribers could seek significant compensation from us for the losses they suffer. Although our subscription agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a product liability claim brought against us would likely be time-consuming and costly and could seriously damage our reputation in the marketplace, making it harder for us to sell our solutions.
An assertion by a third party that we are infringing on its intellectual property could subject us to costly and time-consuming litigation or expensive licenses and our business could be harmed.
The industries in which we operate are characterized by the existence of entities, including leading companies, competitors, patent holding companies and non-practicing entities, that hold a large number of patents, copyrights, trademarks and trade secrets. Further, the industries are characterized by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Such entities may assert patent, copyright, trademark or other intellectual property claims against us, our customers and partners, and those from whom we license technology and intellectual property. Much of this litigation involves patent holding companies or other adverse patent owners who have no relevant product revenues of their own. We do not have a patent portfolio of our own and even if we did, a patent portfolio may provide little or no deterrence to such patent holding companies or non-practicing entities.
Legal proceedings involving intellectual property rights are highly uncertain, and can involve complex legal and scientific questions. We cannot assure you that we will prevail in any current or future intellectual property infringement or other litigation given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays, or require us to enter into royalty or licensing agreements. Insurance may not cover or be insufficient for any such claim. In addition, we could be obligated to indemnify our customers against third parties’ claims of intellectual property infringement based on our solutions. If our solutions violate any third-party intellectual property rights, we could be required to withdraw those solutions from the market, re-develop those solutions or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our solutions, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and results of operations. Withdrawal of any of our solutions from the market could also harm our business, financial condition and results of operations. Further, we may not have the ability to terminate or amend our supplier contracts in connection with such solutions being withdrawn from the market, nor may we have recourse through representations, warranties, indemnification provisions or otherwise in such supplier contracts.
In addition, we incorporate open source software into our platform. Given the nature of open source software, third parties might assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs, particularly in the United States. The terms of many open source licenses to which we are subject have not been interpreted by U.S. courts or courts of other jurisdictions, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions, to discontinue sales of our solutions, or to release our proprietary software source code under the terms of an open source license, any of which could have a material adverse effect on our business.
If we are unable to protect our intellectual property and proprietary technologies, our business may be adversely affected.
Our future success and competitive position depend in large part on our ability to protect our intellectual property and proprietary technologies. We rely on a combination of trademark, copyright, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property rights, all of which provide only limited protection and may not currently or in the future provide us with a competitive advantage.
We enter into confidentiality agreements with our employees, independent contractors and other individual advisors and enter into confidentiality agreements with licensees and other third parties, including suppliers and partners. We have not entered into invention assignment agreements with licensees and third parties. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets. Moreover, no assurances can be given that these agreements effectively prevent access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of confidential or proprietary information. Further, these agreements may not provide adequate remedy in the event of unauthorized disclosure of confidential or proprietary information. In addition, others may independently discover our trade secrets or develop similar technologies and processes, and, in either event we would not be able to assert trade secret rights.
We also rely to a limited extent on trademark and copyright law. We have no patents or patent applications. We cannot make any assurances that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. Intellectual property rights protection is territorial in nature and therefore, successfully obtaining intellectual property rights protection in one jurisdiction may not necessarily provide protection in another jurisdiction. For example, while we have obtained certain registered trademarks in South Africa, Namibia, Nigeria and Tanzania, we have not obtained registered trademarks in all of the jurisdictions in which we operate or plan to operate. Accordingly, we rely primarily on common law or unregistered rights in such jurisdictions, which may not provide the same scope of protection as registered trademarks and may be insufficient for our business. In addition, third-parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names.
We cannot assure you that any patents or trademarks will issue from any future patent or trademark applications, that any patents or trademarks that issue from such applications will give us the protection that we seek, or that any such patents or trademarks will not be challenged, invalidated, or circumvented. Any patents or trademarks that may issue in the future from future patent and trademark applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers.
Even upon intellectual property rights registration, there is no certainty that our intellectual property rights will provide us with substantial protection or commercial benefit. Despite our efforts to protect our intellectual property, some of our innovations may not be protectable, and our intellectual property rights may offer insufficient protection from competition or unauthorized use, lapse or expire, be challenged, narrowed, invalidated, or misappropriated by third-parties, or be deemed unenforceable or abandoned, which, could have a material adverse effect on our business, financial condition, results of operations and prospects and the legal remedies available to us may not adequately compensate us.
We cannot assure you that the steps we take will be adequate to protect our technologies and intellectual property, any patent and trademark applications will lead to issued patents or registered trademarks, others will not develop or patent similar or superior technologies or solutions, or that our trademarks and other intellectual property will not be challenged, invalidated, or circumvented by others. Furthermore, effective patent, trademark, copyright, and trade secret protection may not be available in every country in which our solutions are available or where we have employees or independent contractors. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving. The steps we have taken and will take may not prevent unauthorized use, reverse engineering, or misappropriation of our technologies and we may not be able to detect any of the foregoing. Defending and enforcing our intellectual property rights may result in litigation, which can be costly and divert management attention and resources. Any such litigation may not be successful even if such rights have been infringed, and an adverse decision could limit the scope of such rights. If our efforts to protect our technologies and intellectual property are inadequate, the value of our intangible assets may be diminished and competitors may be able to replicate our solutions and methods of operations. Any of the foregoing events could have a material adverse effect on our business, financial condition, and results of operations.
Risks Related to Legal Proceedings
We may incur material losses and costs as a result of lawsuits or claims that may be brought against us which are related to product liability, warranty, product recalls, client service interruptions or other matters, and any litigation against us could be costly and time-consuming to defend and could harm our business, financial condition and results of operations.
We are exposed to product liability and warranty claims in the normal course of business, in the event that our solutions actually or allegedly fail to perform as expected, or the use of our solutions results, or is alleged to result, in bodily injury and/or property damage. Our safety and security services may be disabled or prove to be ineffective as a result of techniques employed by car thieves or the discovery of technological weaknesses by such persons.
Additionally, we provide asset recovery warranty coverage of up to R1.0 million on certain contracts in the event we fail to recover a stolen vehicle. If our recovery rate for stolen vehicles falls, we may be subject to an increased number of claims. We could experience material warranty costs in the future and incur significant costs to defend ourselves against these claims. If there were a systematic failure of any of our solutions, we could suffer significant damage to our reputation and any product liability insurance we maintain might not be sufficient to prevent us from suffering a material economic loss. While we carry insurance and maintain reserves for product liability claims, we have not established a liability reserve under these warranties. Our insurance coverage may be inadequate if such claims do arise, and any defense costs and liability not covered by insurance could have a material adverse impact on our financial condition, results of operations or cash flow. A future claim could involve the imposition of punitive damages, the award of which, pursuant to local laws, may not be covered by insurance. In addition, warranty and certain other claims are not typically covered by insurance. Any product liability or warranty issues may adversely impact our reputation as a manufacturer of high-quality, effective and safe solutions and could have a material adverse effect on our business, results of operations and financial condition.
Furthermore, we have in the past and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients or vendors in connection with commercial disputes or employment claims made by our current or former employees. Internal fraud, which may include the stealing and dissemination of client personally identifiable information, may also create significant client distrust and result in litigation against us. Actions taken by security officers involved in SVR operations as part of our services may also result in legal proceedings and claims which could then result in reputational harm to us or criminal and/or civil liability, including monetary damages or other penalties. See “Risk Factors — Risks Relating to Our Reliance on Third Parties — The conduct of security officers engaged in stolen vehicle recovery (“SVR”) operations in support of our services from time to time involves the use of force, which could expose the Company to reputational harm or, potentially, civil and/or criminal liability.”
We are unable to predict the outcome of such legal proceedings. Such proceedings might result in substantial costs, regardless of the outcome, and may divert management’s attention and resources, which might seriously harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially resulting in a material adverse effect on our business, financial condition, and results of operations.
Risks Relating to Our Operations in South Africa and Other Emerging Markets
We conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.
We are subject to fluctuations in foreign exchange rates between the South African rand, our reporting currency, and currencies of other countries where we market our solutions or source our raw components, for example the euro, Mozambican metical, the Singapore dollar and Polish zloty. Such fluctuations may result in significant increases or decreases in our reported revenue and other results as expressed in South African rand, and in the reported value of our assets, liabilities and cash flows. In addition, currency fluctuation may adversely affect receivables, payables, debt, firm commitments and forecast transactions denominated in foreign currencies. In particular, translation risks arise where parts of the cost of sales are not denominated in the same currency of such sales. The U.S. dollar/South African rand exchange rates have historically been volatile and we expect this volatility to continue. Fluctuation in exchange rates, depreciation of local currencies, changes in monetary and/or fiscal policy or inflation in the countries in which we operate could negatively impact the prices at which the ordinary shares trade and have a material adverse effect on our business, financial condition, results of operations and prospects.
Exchange controls may restrict the ability of our subsidiaries to convert or transfer sums in foreign currencies.
Our ability to generate operating cash flows at the holding company level depends on the ability of our subsidiaries, including Cartrack, to upstream funds. In particular, companies operating in South Africa are subject to exchange control limitations. Exchange controls in South Africa are administered by the South African Reserve Bank (“SARB”) pursuant to the Exchange Control Regulations, 1961, as amended, which regulates transactions between South African residents and non-residents. While exchange controls have been relaxed in recent years and may continue to be relaxed, South African companies remain subject to restrictions on their ability to export capital outside of the Common Monetary Area, which includes South Africa, Namibia, Lesotho and Eswatini. In addition, as the cash flows of certain countries are highly dependent on the export of certain raw materials, the ability to convert such currencies can be limited by the timing of payments for such exports, which may require us to organize our currency conversions around such constraints. These restrictions may affect the manner in which we finance our transactions outside South Africa and the geographic distribution of our debt.
We can offer no assurance that additional restrictions on currency exchange will not be implemented in the future or that these restrictions will not limit the ability of our subsidiaries to transfer cash to us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
The markets in which we operate are exposed to high inflation and interest rates which could increase our operating costs and thereby reduce our profitability.
The economies of countries in which we operate, including South Africa, Mozambique, Tanzania, Kenya and Nigeria in the past have been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. High rates of inflation could increase our costs in such regions and decrease our operating margins.
In particular, the inflation rate in South Africa, where we have significant operations, is relatively high compared to developed, industrialized countries. As of November 2020, the annual CPI stood at 3.2% compared to 3.6% in November 2019 and 5.2% in November 2018. Inflation in South Africa generally results in an increase in our operational costs in rand, unless such inflation is accompanied by a concurrent devaluation of the rand against the dollar. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could have a material adverse effect on our business, financial condition and results of operations.
Although higher interest rates would increase the amount of income we earn on our cash balances, they would also adversely affect our ability to obtain cost-effective debt financing in certain countries in which we operate.
The laws and regulations which we are subject to, such as U.S. and other anti-corruption laws, trade controls, economic sanctions and similar laws and regulations in the jurisdictions which we operate, are complex and the regulatory and political regimes under which we operate are volatile. Our failure to comply with the relevant laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation.
Doing business on a worldwide basis requires us to comply with the laws and regulations of various foreign jurisdictions, including those not specifically related to our industry. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act (the “FCPA”), export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.
The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. It also requires us to keep books and records that accurately and fairly reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. In addition, the United Kingdom Bribery Act (the “Bribery Act”) has been enacted and came into effect on July 1, 2011. The provisions of the Bribery Act extend beyond bribery of foreign public officials and also apply to transactions with individuals not employed by a government. The provisions of the Bribery Act are also more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Some of the international locations in which we operate lack a developed legal system and have higher than normal levels of corruption.
Economic sanctions programs restrict our business dealings with certain sanctioned countries, persons and entities, such as Zimbabwe, a country in which we conduct business.
Violations of anti-corruption and trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have established policies and procedures designed to assist our compliance with applicable U.S. and international anti-corruption and trade control laws and regulations, including the FCPA, the Bribery Act and trade controls and sanctions programs administered by OFAC, and have trained our employees to comply with these laws and regulations. However, there can be no assurance that all of our employees, consultants, agents or other associated persons will not take actions in violation of our policies and these laws and regulations, and that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local strategic partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could have a material adverse effect on our reputation, business, results of operations and financial condition.

Our continued international expansion, including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA, OFAC or Bribery Act violations in the future.
Additionally, our software contains encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. Any failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, including restrictions on future export activities, which could harm our business and results of operations. Regulatory restrictions could impair our access to technologies needed to improve our solutions and may also limit or reduce the demand for our solutions in certain geographic regions.
Furthermore, we currently sell regulated insurance products in South Africa through an authorized Financial Services Provider (“FSP”) that is a wholly owned subsidiary of ours. FSPs are subject to a variety of regulations, including the Financial Advisory and Intermediary Services Act, No. 37 of 2002. We may from time to time face challenges resulting from changes in applicable law and regulations in South Africa, or changes in approach to oversight of our business from insurance or other regulators in South Africa.
Additionally, we have to comply with the South African anti-corruption law, the Prevention and Combating of Corrupt Activities Act, No. 12 of 2004, as amended (“PRECCA”). This law prohibits public and private bribery and criminalizes various categories of corrupt activities. PRECCA also contains a reporting obligation to authorities of known or suspected corrupt activities which is triggered when the value of any known or suspected acts of corruption exceeds R100,000. Failure to report said corrupt activities is a criminal offense under PRECCA and imposes significant penalties those convicted of corrupt activities. Regulation 43 of the South African South African Companies Act No. 71 of 2008 (“South African Companies Act”) also contains a number of anti-corruption compliance obligations that we must adhere to.
Although we have policies and procedures in place to comply with financial crime regulation, these policies and procedures may not prevent all situations of money laundering, bribery, fraud or corruption, including actions by our employees, for which we might be held responsible. Any such event may have severe consequences, including sanctions, fines and reputational consequences, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Operating in emerging markets, such as South Africa, subjects us to greater political, economic and market risks than those we would face if we only operated in more developed markets, which could increase our operating costs.
For the year ended February 29, 2020, 73% of our revenue was derived from South Africa. For the nine months ended November 30, 2020, 72% of our revenue was derived from South Africa. Emerging markets, including South Africa, are subject to greater risks than more developed markets. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:
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the strength of emerging market economies;

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fluctuations in interest rates;

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political and economic instability, including higher rates of inflation and currency fluctuations;

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high levels of crime and unemployment;

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higher levels of corruption, including bribery of public officials;

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loss due to civil strife, acts of war or terrorism, guerrilla activities and insurrection;

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a lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;

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potential adverse changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, taxation and other laws or policies affecting foreign trade or investment;

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restrictions on the right to convert or repatriate currency or export assets;

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introduction or changes to indigenization and empowerment programs;

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logistical and communications challenges;

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difficulties in staffing and managing operations and ensuring the safety of our employees;

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greater risk of uncollectible accounts and longer collection cycles; and

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future downgrades of the debt ratings of the countries in which we operate, particularly in South Africa, where the three major rating agencies have all downgraded South Africa’s sovereign debt credit rating below investment-grade status;

If we are unable to effectively manage these risks, it could have a material adverse effect on our business, financial condition and results of operations.
We have operations in other African and Asian countries, and governments in Africa and Asia have in the past intervened in the economies of their respective countries and occasionally made significant changes in policy and regulations. Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls, limits on imports and arbitrary interference with private ownership of contract rights. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as exchange rate and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies, including tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the countries where we operate. In the future, the level of intervention by African and Asian governments may continue to increase. It is difficult to predict the future political, economic and market environment in these countries, and these or other measures could have a material adverse effect on the economy of the countries in which we operate and, consequently, could have a material adverse effect on our business, financial condition and results of operations.
We face the risk of disruption from labor disputes and changes to labor laws, which could result in significant additional operating costs or alter our relationship with our employees.
We are required to comply with extensive labor regulations in each of the countries in which we have employees, including with respect to wages, social security benefits and termination payments. In particular, South African laws relating to labor regulate work time, provide for mandatory compensation in the event of termination of employment for operational reasons, and impose monetary penalties for non-compliance with administrative and reporting requirements in respect of affirmative action policies, could result in significant costs.
Recent amendments to the labor legislation in South Africa have introduced more stringent requirements in relation to the relationship with the employees. For example, under the Labour Relations Amendment Act, No. 66 of 1995 (as amended) (the “LRA”), an employee on a fixed term contract must be permanently employed unless the employer can establish justification for employment on a fixed term basis. The reasons available to an employer for justifying a fixed term contract are limited. Temporary employees are required to be given the same pay and benefits as permanent employees, including pensions and medical insurance coverage. The LRA provides strict penalties for failure to comply with its provisions and in certain instances breach of the legislation amounts to a criminal offense.
Furthermore, the Employment Equity Act, No. 55 of 1998 (as amended) (the “EEA”) creates obligations and administrative requirements in respect of non-discrimination and equity in employment matters. Fines of up to 10% of revenue may be imposed in the event of non-compliance with certain provisions of the EEA.
In addition, future changes to South African legislation and regulations relating to labor may increase our costs or alter our relationship with our employees. Resulting disruptions could have a material adverse effect on our business, results of operations and financial condition.

If we do not achieve applicable black economic empowerment objectives in our South African operations, we risk early termination of certain of our subscription contracts and the loss of the corresponding revenue.
The South African government, through the Broad-Based Black Economic Empowerment Act No, 53 of 2003 (as amended), and the codes of good practice and industry charters published pursuant thereto, has established a legislative framework for the promotion of broad-based black economic empowerment, or “B-BBEE”. Achievement of specified B-BBEE objectives is measured by a scorecard which establishes a weighting for the various objectives of B-BBEE, which include procuring goods and services from black-owned businesses (or from businesses that have earned good B-BBEE scores) and achieving certain levels of black South African employment and management participation, which is then translated to an entity’s “contributor level”. Compliance may affect the ability of a company to secure contracts in the public and private sectors in South Africa. We have four customers which require us to maintain specific/specified B-BBEE contributor levels as measured under the Amended Broad-Based Black Economic Empowerment Information and Communication Technology Sector Code. We currently maintain a level 8 B-BBEE contributor level. Customers with such requirements collectively represented 0.9% of our total revenue for the year ended February 29, 2020, and 1.7% of our total revenue for the nine months ended November 30, 2020.
Failing to achieve or maintain a specified B-BBEE contributor level could affect our ability to maintain existing customers or to sell to large enterprise customers in South Africa, which could have an adverse effect on our business, financial condition and results of operations.
Tax regulations and challenges by tax authorities could have a material adverse effect on us and we may be subject to challenges by tax authorities.
We operate in a number of countries and are therefore regularly examined by and remain subject to numerous tax regulations. Changes in our global mix of earnings could affect our effective tax rate. Furthermore, changes in tax laws could result in higher tax-related expenses and payments. Legislative changes in any of the countries in which our businesses operate could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. Additionally, the uncertain tax environment in some regions in which our businesses operate may limit our ability to successfully challenge adverse determination by any local tax authorities. Some of our businesses operate in countries with complex tax rules, which may be interpreted in a variety of ways and could affect our effective tax rate. Future interpretations or developments of tax regimes or a higher than anticipated effective tax rate could have a material adverse effect on our tax liability, return on investments and business operations.
In addition, we and our businesses operate in, are incorporated in and are tax residents of, various jurisdictions. The tax authorities in the various jurisdictions in which we and our businesses operate, or are incorporated, may disagree with and challenge our assessments of our transactions, tax position, deductions, exemptions, where we or our subsidiaries or businesses are tax resident, or other matters. If we, or our businesses, are unsuccessful in responding to any such challenge from a tax authority, we, or our businesses, may be required to pay additional taxes, interest, fines or penalties, we, or our businesses, may be subject to taxes for the same business in more than one jurisdiction or may also be subject to higher tax rates, withholding or other taxes. A successful challenge could potentially result in payments to the relevant tax authority of substantial amounts that could have a material adverse effect on our financial condition and results of operations.
Even if we, or our businesses, are successful in responding to challenges by taxing authorities, responding to such challenges may be expensive, consume time and other resources, or divert management’s time and focus from our operations or businesses or from the operations of our businesses. Therefore, a challenge as to our, or our businesses, tax position or status or transactions, even if unsuccessful, may have a material adverse effect on our business, financial condition, results of operations or liquidity or the business, financial condition, results of operations or liquidity of our businesses.
A breach of any of the covenants or other provisions contained in our credit facilities could result in an event of default, which could result in amounts outstanding under our credit facilities becoming immediately due and payable as well as foreclosure by our lenders upon our critical assets.
Our term loan facility entered into between the wholly-owned subsidiary of Cartrack Holdings Limited, Cartrack Proprietary Limited, and Rand Merchant Bank contains certain covenants, including without limitation, those limiting our and our guarantor subsidiaries’, as applicable, ability to, among other things, incur indebtedness, incur liens, or sell or acquire assets or businesses.
Our obligations under our credit facility agreement with Rand Merchant Bank are secured by one of our significant subsidiaries and are secured by a lien on bank accounts, cash and cash equivalent investments, intellectual property, insurance policies, insurance proceeds and a pledge of the shares of certain of our subsidiaries incorporated in South Africa. A breach of any of these covenants or other provisions of our credit facilities could result in an event of default, which if not cured or waived, could result in amounts outstanding under our credit facilities becoming immediately due and payable. In the event that some or all of the amounts outstanding under our credit facilities are accelerated and become immediately due and payable, we may not have the funds to repay, or the ability to refinance, such outstanding amounts under our credit facilities, or our lenders could foreclose upon critical assets, which could have a material adverse effect on our business, results of operations and financial condition.
Changes in practices of insurance companies in the markets in which we provide our solutions could have an adverse effect on demand for products and services.
We depend in part on the practices of insurance companies in some of our markets to support demand for our SaaS platform. For example, in South Africa, which is currently our largest market based on new subscriber additions, insurance companies either mandate the installation of tracking devices as a prerequisite for providing insurance coverage to owners of certain vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to vehicle tracking and mobile asset recovery solutions such as ours. We benefit from this continued practice in the South African and certain other markets of:
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accepting mobile asset location technologies such as ours as a preferred security product;

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providing premium discounts for using location and recovery products and services such as ours;

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and mandating the use of our products and services, or similar products and services, for certain vehicles.

If any of these policies or practices change, revenues from sale of our solutions could decline, which could have a material adverse effect on our business, results of operations and financial condition.
Risks Relating to Investments in Singapore Companies
We are incorporated in Singapore, and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.
Our corporate affairs are governed by our constitution and by the laws governing companies incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our board of directors under Singapore law may be different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by us, our management, members of our board of directors or our controlling shareholder than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders in corporations incorporated in Delaware are subject to fiduciary duties while controlling shareholders in Singapore companies are not subject to such duties.
In addition, only persons who are registered as shareholders in our register of members are recognized under Singapore law as our shareholders. Only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Investors in our ordinary shares who are not specifically registered as shareholders in our register of members (for example, where such shareholders hold ordinary shares indirectly through the DTC) are required to be registered as shareholders in our register of members in order to institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. The administrative process of becoming a registered shareholder could result in delays prejudicial to any such legal proceeding or enforcement action. See “Description of Share Capital — Comparison of Shareholder Rights” for a discussion of certain differences between Singapore and Delaware corporation law.

It may be difficult for you to enforce any judgment obtained in the United States against us, our directors, officers or our affiliates.
A majority of our directors and officers reside outside the United States. In addition, a majority of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the US securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon US securities laws.
There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. It is not clear whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in an action brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States.
In addition, holders of book-entry interests in the ordinary shares (for example, where such shareholders hold ordinary shares indirectly through the DTC) will be required to be registered shareholders as reflected in our register of members in order to have standing to bring a shareholder action and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts. Any such enforcement action would be subject to applicable Singapore laws. The administrative process of becoming a registered shareholder could result in delays that could be prejudicial to any legal proceeding or enforcement action. In making a determination as to enforceability of a judgment of a state court or a federal court of the United States, the Singapore courts would have regard to, among others, whether the judgment was final and conclusive, given by a court of law of competent jurisdiction, expressed to be for a fixed sum of money, whether it was procured by fraud, or in breach of principles of natural justice, or whether the enforcement thereof would be contrary to public policy.
Accordingly, there can be no assurance that the Singapore courts would enforce against us, our directors or our officers, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.
Subject to the general authority to allot and issue new ordinary shares provided by our shareholders, the Singapore Companies Act and our constitution, our directors may allot and issue new ordinary shares on terms and conditions and for such purposes as may be determined by our board of directors in its sole discretion. Any issuance of new shares would dilute the percentage ownership of existing shareholders and could adversely impact the market price of our ordinary shares.
Under Singapore law, we may only allot and issue new ordinary shares with the prior approval of our shareholders in a general meeting. Subject to the general authority to allot and issue new ordinary shares provided by our shareholders, the provisions of the Singapore Companies Act, and our constitution, we may allot and issue new ordinary shares on such terms and conditions as our directors may think fit to impose. Such terms and conditions may be adverse to the rights of holders of our ordinary shares. Any additional issuances of new ordinary shares could dilute the percentage ownership of our existing shareholders and may adversely impact the market price of our ordinary shares.
Because new issuances of ordinary shares are subject to shareholder approval, if a sufficient number of shares have not been approved for issuance in any given year, we may be delayed in raising capital through equity offerings or delayed or prevented from consummating an acquisition using our ordinary shares. Assuming shareholders have approved the issuance of new shares, we may seek to raise capital in the future, including to fund acquisitions, future investments and other growth opportunities. We may, for these and other purposes, issue additional ordinary shares or securities convertible into ordinary shares. Any additional issuances of new ordinary shares could dilute the percentage ownership of our existing shareholders and may also adversely impact the market price of our ordinary shares

We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.
As a Singapore-incorporated company, we are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as our constitution. In particular, we are required to comply with certain provisions of the Securities and Futures Act, Chapter 289 of Singapore, which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions. In addition, the Singapore Code on Take-Overs and Mergers, or “Singapore Take-over Code”, which specifies, among other things, certain circumstances in which a general offer is to be made upon a change in control of a Singapore-incorporated public company, and further specifies the manner and price at which voluntary and mandatory general offers are to be made.
The laws of Singapore and of the United States differ in certain significant respects. The rights of our shareholders and the obligations of our directors and officers under Singapore law may be different from those applicable to US corporations, including those incorporated in Delaware, in material respects, and our shareholders may have more difficulty and less clarity in protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling shareholders than would otherwise apply to US corporations, including those incorporated in Delaware. See “Comparison of Shareholder Rights” for a discussion of certain differences between Singapore and Delaware corporation law.
In addition, the application of Singapore law, in particular, the Singapore Companies Act may, in certain circumstances, impose more restrictions on us, our shareholders, directors and officers than would otherwise be applicable to US corporations, including those incorporated in Delaware. For example, the Singapore Companies Act requires a director to act with reasonable degree of diligence in the discharge of the duties of his office and, in certain circumstances, imposes criminal liability for specified contraventions of particular statutory requirements or prohibitions. In addition, pursuant to the provisions of the Singapore Companies Act, shareholders holding 10% or more of the total number of paid-up shares as at the date of the deposit carrying the right of voting at general meetings (disregarding paid-up shares held as treasury shares) may by depositing a requisition, require our directors to convene an extraordinary general meeting. If our directors do not within 21 days after the date of deposit of the requisition proceed to convene a meeting, the requisitioning shareholders, or any of them representing more than 50% of the total voting rights represented of all of them, may themselves, proceed to convene such meeting, and we will be liable for the reasonable expenses incurred by such requisitioning shareholders. We are also required by the Singapore Companies Act to deduct corresponding amounts from fees or other remuneration payable by us to such of the directors as are in default.
Singapore take-over laws contain provisions that may vary from those in other jurisdictions.
The Singapore Take-over Code applies to, among others, corporations with a primary listing of their equity securities in Singapore. While the Singapore Take-over Code is drafted with, among others, listed public companies in mind, unlisted public companies with more than 50 (fifty) shareholders and net tangible assets of S$5.0 million or more, must also observe the letter and spirit of the general principles and rules of the Singapore Take-Over Code, wherever this is possible and appropriate. Public companies with a primary listing overseas may apply to Securities Industry Council (“SIC”) to waive the application of the Singapore Take-over Code. As at the date of this prospectus, no application has been made to SIC to waive the application of the Singapore Take-over Code in relation to us.
In this regard, the Singapore Take-Over Code contains certain provisions that may possibly delay, deter or prevent a future take-over or change in control of us. Under the Singapore Take-Over Code, except with the consent of SIC, any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with him, in 30% or more of our voting shares is required to extend a take-over offer for all remaining voting shares in accordance with the procedural and other requirements under the Singapore Take-Over Code.
Except with the consent of SIC, such a take-over offer is also required to be made if a person holding between 30% and 50% (both inclusive) of our voting shares, either on his own or together with parties acting in concert with him, acquires additional voting shares representing more than 1% of our voting shares in any six-month period. While the Singapore Take-Over Code seeks to ensure an equality of treatment among shareholders in take-over or merger situations, its provisions could substantially impede the ability of the shareholders to benefit from a change of control and, as a result, may adversely affect the market price of the ordinary shares and the ability to realize any benefit from a potential change of control.
Risks Relating to Our Ordinary Shares and the Offering
We do not know whether a market for our ordinary shares will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part of your investment.
There is no established trading market for our ordinary shares in the United States. We have applied to list our ordinary shares on the Nasdaq. The ordinary shares of Cartrack Holdings Limited, our subsidiary, are listed on the JSE under the symbol “CTK.” Cartrack Holdings Limited is expected to delist from the JSE in connection with our Corporate Reorganization and we have been approved for a secondary listing of our ordinary shares on the JSE.
There is no guarantee that active trading markets will develop. If an active trading market does not develop, you may have difficulty selling any of our ordinary shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq or the JSE, or otherwise or how liquid such markets might become. The initial public offering price for the ordinary shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our ordinary shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our ordinary shares may be influenced by many factors, some of which are beyond our control, including:
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actual or anticipated variations in our operating results;

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the failure of financial analysts to cover our ordinary shares after this offering;

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changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our ordinary shares or the shares of our competitors;

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changes in market valuations of similar companies;

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announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships or joint ventures;

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future sales of our shares by us or our shareholders;

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investor perceptions of us and the industry in which we operate;

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general economic, industry or market conditions; and

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the other factors described in this “Risk Factors” section.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could have a material adverse effect on our business, financial condition and results of operations.
The ordinary shares will be traded on more than one stock exchange and this may result in price variations between the markets.
The ordinary shares will be listed on each of the Nasdaq and the JSE. Trading in the ordinary shares therefore will take place in different currencies (U.S. dollars on the Nasdaq and South African Rand on the JSE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and South Africa). The trading prices of the ordinary shares on these two markets may differ as a result of these, or other, factors. Any decrease in the price of ordinary shares on either of these markets could cause a decrease in the trading prices of ordinary shares on the other market.
Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline.
Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. We are authorized to issue an unlimited number of shares as there is no concept of authorized share capital under Singapore law, and 22,832,894 ordinary shares will be outstanding following this offering (or 23,432,894 ordinary shares if the underwriters exercise in full their option to purchase additional shares). We, our directors and officers and the Selling Shareholder have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any of our or Cartrack’s ordinary shares or securities convertible into or exchangeable or exercisable for our or Cartrack’s ordinary shares during the 180-day period following the date of this prospectus. Although we have been advised that there is no present intent to do so, certain of the underwriters may, in their sole discretion and without notice, release all or any portion of the ordinary shares from the restrictions in any of the lock-up agreements described above. Sales of our or Cartrack’s ordinary shares could have a material adverse effect on the trading price of our ordinary shares. We also intend to enter into a registration rights agreement pursuant to which we will grant demand and piggyback registration rights to our Chief Executive Officer, Isaias (Zak) Jose Calisto. See “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.
Although Cartrack Holdings Limited has paid dividends in the past, our ability to pay dividends in the future depends on many factors and we cannot guarantee you that we will continue to pay dividends in the future.
Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities or other debt instruments), capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, pursuant to the Singapore Companies Act, no dividends may be paid except out of profits. Furthermore, existing and future financing arrangements may contain covenants that impose restrictions on our business and on our ability to pay dividends under certain circumstances.
We cannot provide assurances regarding the amount or timing of dividend payments and may decide not to pay dividends in the future. As a result, you should not rely on an investment in our ordinary shares to provide dividend income and if we do not pay dividends, capital appreciation, if any, of our ordinary shares will be a shareholder’s sole source of gain in the near future. See “Dividends and Dividend Policy.”
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our ordinary shares and our trading volume could decline.
The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our ordinary shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause the price of our ordinary shares and trading volume to decline.
Transformation into a public company with securities listed on a stock exchange in the United States may increase our costs and disrupt the regular operations of our business.
This offering will have a significant transformative effect on us. We expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded ordinary shares in the

United States. We will also incur costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased directors and officers insurance, investor relations, and various other costs relating to being a public company registered in the United States.
We also anticipate that we will incur costs associated with United States corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as well as rules implemented by the SEC, Nasdaq and the JSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board.
The additional demands associated with being a public company registered in the United States may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could have a material adverse effect on our business, financial condition and results of operations.
For as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. See “Summary — Implications of Being an Emerging Growth Company.” Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise capital, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.
As a foreign private issuer and “controlled company” within the meaning of the Nasdaq rules, we are permitted to, and we will, rely on exemptions from certain corporate governance standards. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.
Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements. While a majority of the directors on our board of directors are independent directors and all of our board committees consist entirely of independent directors, as long as we rely on the foreign private issuer exemption to certain of the Nasdaq corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, and that certain of our board committees consist entirely of independent directors. Therefore, to the extent we rely on such exemptions in the future, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the Nasdaq corporate governance standards.
In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the Nasdaq corporate governance rules. A “controlled company” under the Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our controlling shareholder will control a majority of the combined voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the Nasdaq corporate governance rules. As a controlled company, we would be eligible to elect not to comply with certain of the Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and that certain of our board committees consist entirely of independent directors. We may utilize some of these exemptions.
Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.
We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of SOX and if we fail, for any reason, to effectively or efficiently implement new internal control procedures for compliance with Section 404 of SOX, such failure could materially and adversely affect our business, results of operations and financial condition.
Following the completion of the offering, we will be required to comply with the internal control evaluation and certification requirements of Section 404 of SOX by the end of our 2022 fiscal year. While we intend to achieve compliance within the time required, we may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we will be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. We will need to hire additional qualified personnel in order for us to be compliant with Section 404. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and the trading price of our ordinary shares, expose us to increased risk of fraud or misuse of corporate assets, subject us to regulatory investigations and civil or criminal sanctions and could result in our conclusion that our internal control over financial reporting is not effective.
Insiders will continue to have substantial control over us after this offering and may have interests that are different from the interests of our other shareholders.
Certain of our major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, our Chief Executive Officer and certain of his affiliates, may be deemed to beneficially own approximately 58.2% of our issued and outstanding shares (or approximately 57.1% if the underwriters exercise their option to purchase additional ordinary shares in full) after giving effect to this offering and the Reinvestment. See “Corporate Reorganization” and “Principal and Selling Shareholder.” For so long as such shareholders continue to own a significant percentage of our ordinary shares, they will be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Additionally, as a consequence of our “staggered” board of directors, as further described in “Management — Board Composition,” only a minority of the board of directors will be considered for election at any annual meeting and such shareholders, because of their ownership position, will have considerable influence regarding the outcome of the election. Accordingly, for such period of time, they will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as such shareholders continue to own a significant percentage of our ordinary shares, they may be able to cause or prevent a change of control of our company and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your ordinary shares as part of a sale of our company and ultimately might affect the market price of our ordinary shares.
We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the

United States or (b) if more than 50% of our outstanding voting securities are owned either directly or indirectly owned of record by residents of the United States, (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would be required under current SEC rules to prepare our financial statements in accordance with GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to GAAP would involve significant time and cost. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find our ordinary shares less attractive because we will rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.
In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined based on the average of the quarterly values of its gross assets) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from the sale or exchange of investment property. Cash is a passive asset for these purposes. Goodwill is generally characterized as an active asset if it is associated with business activities that produce active income.
Based on the current and expected composition of our income and assets and value of our assets, including the estimated value of our goodwill, which is based on the current market price of Cartrack Holdings Limited shares and the expected price of our ordinary shares in this offering, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year, and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in part by reference to the market price of the ordinary shares, which could be volatile). We will hold a substantial amount of cash following this offering and our PFIC status for any taxable year may also depend on how, and how quickly, we use our liquid assets and cash (including cash raised in this offering). Because the value of our goodwill may be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our ordinary shares declines significantly while we hold a substantial amount of cash and financial investments. In addition, the application of the PFIC rules is subject to certain uncertainties and the proper characterization of some of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer owned ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Tax Considerations — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.
Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this prospectus include, but are not limited to, the risks described under “Risk Factors.” For example, factors that could cause actual results to vary from projected results include, but are not limited to:
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our ability to acquire new customers and retain existing customers;

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our ability to acquire new subscribers and retain existing subscribers;

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the effects of a pandemic or widespread outbreak of an illness, such as the novel coronavirus (COVID-19) pandemic;

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our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

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our ability to adapt to rapid technological change in our industry;

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our dependence on cellular networks;

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competition from industry consolidation;

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market adoption of SaaS fleet management solutions;

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automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;

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expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

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our dependence on certain key component suppliers and vendors;

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our ability to maintain or enhance our brand recognition;

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our ability to maintain our key personnel or attract, train and retain other highly qualified personnel;

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the impact and evolving nature of laws and regulations relating to the internet and data privacy;

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our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

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significant disruption in service on, or security breaches of, our websites or computer systems;

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dependence on third-party technology and licenses;

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fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;

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economic, social, political and other conditions and developments in South Africa and globally;

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our ability to access the capital markets in the future; and

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other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS
We expect to receive total estimated net proceeds of approximately $108.8 million, based on the assumed initial public offering price of $47.52 per share, the U.S. dollar equivalent of the closing price per ordinary share of Cartrack Holdings Limited on the JSE on March 19, 2021 of R70.00 per share, as adjusted for the ten to one share consolidation as described under “Corporate Reorganization” in this prospectus, and applying the rand/U.S. dollar exchange rate of R14.7310 as of March 19, 2021, after deducting estimated underwriting discounts and commissions and expenses of the offering that are payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $135.7 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price per ordinary share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and expenses, by approximately $2.4 million.
Assuming the participation in full by eligible shareholders of Cartrack Holdings Limited in the Reinvestment, we intend to use the net proceeds from the offering for general corporate purposes, including in connection with general growth and expansion of Cartrack, such as research and development costs. To the extent eligible shareholders of Cartrack Holdings Limited elect not to participate in the Reinvestment, we intend to use a portion of the net proceeds from the offering to repay amounts outstanding under the Orient Victoria Loan (as defined below) used to fund the cash payment due to any such shareholders, and we intend to use any remaining net proceeds from the offering for general corporate purposes, as otherwise contemplated. The Orient Victoria Loan bears interest at a rate of 1.25% per annum and has no fixed terms of repayment. See Note 3 under “Capitalization.”

DIVIDENDS AND DIVIDEND POLICY
Dividends are declared at the discretion of our board of directors and we cannot assure you that we will pay any dividends to holders of our ordinary shares, or as to the amount of any such dividends if our board of directors determines to do so. The board of directors of Cartrack Holdings Limited, our subsidiary, declared and paid an aggregate amount of R104.7 million in dividends to its shareholders for the financial year ended February 29, 2020, and an aggregate amount of R148.5 million in dividends to its shareholders for the financial year ended February 28, 2019.
Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on many factors, including general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, including restrictive covenants contained in our financing agreements, the ability of our subsidiaries to distribute funds to us and such other factors as our board of directors may deem relevant. See “Risk Factors — Although Cartrack Holdings Limited has paid dividends in the past, our ability to pay dividends in the future depends on many factors and we cannot guarantee you that we will continue to pay dividends in the future.”
We may, by ordinary resolution, declare dividends at a general meeting of our shareholders, but no dividend shall be payable except out of our profits, and the amount of any such dividend shall not exceed the amount recommended by our board of directors. Subject to our constitution and in accordance with the Singapore Companies Act, our board of directors may, without the approval of our shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of our shareholders.

EXCHANGE RATES
The following table shows the exchange rates as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System of South African rand for U.S. Dollars (per $1.00) for the periods and dates indicated. Since exchange rates are determined by the market, there can be no assurance that the exchange rate will be maintained at current levels.
Year	Period-end	Average(1)	Low	High
2016	13.700	14.682	13.273	16.885
2017	12.375	13.294	12.300	14.493
2018	14.378	13.226	11.550	15.473
2019	13.973	14.448	13.285	15.415
2020	14.6500	16.5568	14.1220	19.0400
Month	Period-end	Average(2)	Low	High
October 2020	16.250	16.433	16.100	16.708
November 2020	15.433	15.550	15.218	16.225
December 2020	14.6500	14.8818	14.5300	15.3250
January 2021	15.1375	15.1379	14.7400	15.4863
February 2021	14.6250	14.7791	14.5200	15.1575
March 2021 (through March 12, 2021)	14.9150	15.1155	14.9475	15.5350

(1)
Represents the average of the exchange rates on the closing of each business day during the year.

(2)
Represents the average of the exchange rates on the closing of each business day during the month.

CORPORATE REORGANIZATION
Pursuant to the terms of a corporate reorganization that will be completed in connection with this offering, Karooooo Ltd., as the majority shareholder of Cartrack Holdings Limited, will acquire for cash all of the outstanding ordinary shares held by the minority shareholders of Cartrack Holdings Limited as described below, and, as a result, Cartrack Holdings Limited will become a wholly owned subsidiary of Karooooo Ltd.
The corporate reorganization will be undertaken pursuant to a scheme of arrangement under Section 114(1) (as read with Section 115) of the South African Companies Act (the “Scheme”), whereby Karooooo Ltd. will acquire for cash all of the outstanding ordinary shares of Cartrack Holdings Limited at a price equal to R42.00 per share (the “Scheme Consideration”). The Scheme Consideration will be payable in cash upon the operative date of the Scheme, subject to the Reinvestment (as defined below). Upon the implementation of the Scheme, Cartrack Holdings Limited will be delisted from the JSE. The Scheme was approved by the shareholders of Cartrack Holdings Limited on February 17, 2021, but remains conditional upon, among other things, the Nasdaq approving of the listing of ordinary shares of Karooooo Ltd. on the Nasdaq and the effectiveness of the registration statement of which this prospectus forms a part. Approval for the Corporate Reorganization, to the extent required, has been obtained from the SARB. The Scheme is expected to become effective subsequent to the completion of this offering.
In connection with the Scheme, Karooooo Ltd. will permit the minority shareholders of Cartrack Holdings Limited from whom it purchases shares pursuant to the Scheme to elect to use all or a portion of the cash consideration received to subscribe for one ordinary share in Karooooo Ltd. for every ten shares held by such shareholder in Cartrack Holdings Limited (rounded down to the nearest whole number) at a price per ordinary share of Karooooo Ltd. equal to the Scheme Consideration as it pertains to 10 shares of Cartrack Holdings Limited (the “Reinvestment”). In connection with the Reinvestment, Karooooo expects to issue up to 9,543,706 ordinary shares in a transaction exempt from, or not subject to, the registration requirements under the Securities Act, subsequent to the closing of this offering and the effectiveness of the Scheme.
We refer to the corporate reorganization pursuant to which (i) Karooooo Ltd. will acquire for cash all of the outstanding ordinary shares of Cartrack Holdings Limited except for those held by Karooooo Ltd. so that Cartrack Holdings Limited becomes a wholly owned subsidiary of Karooooo Ltd. and (ii) the delisting of Cartrack Holdings Limited from the JSE as our “Corporate Reorganization.” Our business will continue to be conducted through Karooooo Ltd. and its subsidiaries upon the completion of the Corporate Reorganization.

CAPITALIZATION
The table below sets forth our cash and cash equivalents and our capitalization as of November 30, 2020:
•
on an actual basis (reflecting the capitalization of Karooooo Ltd.); and

•
on an as adjusted basis to reflect (a) the sale by us of 2,500,000 ordinary shares in this offering at the assumed initial public offering price of $47.52 per share (the U.S. dollar equivalent of the closing price per ordinary share of Cartrack Holdings Limited on the JSE on March 19, 2021 of R70.00 per share, as adjusted for the ten to one share consolidation as described under “Corporate Reorganization” in this prospectus, and applying the rand/U.S. dollar exchange rate of R14.7310 as of March 19, 2021), and our receipt of the estimated net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (b) the participation in full by eligible shareholders of Cartrack Holdings Limited in the Reinvestment subsequent to the closing of this offering and the issuance of 9,543,706 ordinary shares pursuant to the Reinvestment.

You should read this table in conjunction with “Selected Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization” and our consolidated financial statements, and the related notes thereto, included elsewhere in this prospectus.
	As at November 30, 2020
	Actual	Actual	As Adjusted(1)	As Adjusted(1)
	U.S.$ millions(2)	R millions	U.S.$ millions(2)	R millions
Cash and cash equivalents(3)	$4.3	66.7	$113.1	1,745.4

Liabilities(3):
Non-current liabilities	$17.0	262.7	$17.0	262.7
Shareholders’ equity:
Ordinary shares, no par value, 20,332,894 shares issued and outstanding actual, and issued and outstanding as adjusted(4)	—	—	129.5	1,999.2
Investment by owner	2.0	30.4	—	—
Foreign currency translation reserve	0.7	11.1	0.7	11.1
Retained earnings	52.9	816.7	49.6	765.7
Non-controlling interest(5)	21.8	336.5	1.4	21.4
Total shareholders’ equity	77.4	1,194.7	181.3	2,797.5
Total capitalization	$94.4	1,457.4	$198.3	3,060.2

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $47.52 per share (the U.S. dollar equivalent of the closing price per ordinary share of Cartrack Holdings Limited on the JSE on March 19, 2021 of R70.00 per share, as adjusted for the ten to one share consolidation as described under “Corporate Reorganization” in this prospectus, and applying the rand/U.S. dollar exchange rate of R14.7310 as of March 19, 2021), would increase (decrease) the amount of as adjusted cash and cash equivalents and total shareholders' equity as of November 30, 2020 by approximately R34.8 million ($2.4 million), assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 10% in the number of shares we are offering would increase (decrease) the amount of as adjusted cash and cash equivalents and total shareholders' equity as of November 30, 2020 by approximately R165.4 million ($11.2 million), assuming the assumed initial public offering price per share remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)
For convenience purposes only, amounts in South African rand as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System , except with respect to the estimated net proceeds used to calculate the as adjusted cash and cash equivalents as of November 30, 2020, as set forth in footnote (3) below. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(3)
This amount does not include the amounts drawn under a loan agreement which we entered into in December 2020 with Orient Victoria Pte. Ltd. pursuant to which Orient Victoria Pte. Ltd. provided us with a loan in an aggregate amount of $65 million (the “Orient Victoria Loan”) for purposes of facilitating the Corporate Reorganization. See “Certain Relationships and Related Parties—Loan Arrangements.” The Orient Victoria Loan bears interest at a rate of 1.25% per annum and has no fixed terms of repayment. As of December 31, 2020, we had outstanding borrowings of $58.5 million (R902.8 million) under the loan, all of which were held for use (to fund the potential Scheme Consideration) in connection with the Corporate Reorganization. Assuming the participation in full by eligible shareholders of Cartrack Holdings Limited in the Reinvestment subsequent to the closing of this offering, we expect to repay the borrowings under the Orient Victoria Loan in full. As of the date of this prospectus, 80.30% of eligible shareholders of Cartrack Holdings Limited have committed to participate in the Reinvestment. If only such shareholders participate in the Reinvestment, 7,664,516 shares will be issued pursuant to the Reinvestment, and the eligible shareholders of Cartrack Holdings Limited who have elected not to participate in the Reinvestment will receive an aggregate cash payment by us of R789.3 million ($51.15 million), which would be funded by the loan from Orient Victoria, resulting in as adjusted non-current liabilities of R1,165.5 million ($75.52 million) as at November 30, 2020. Moreover, for every subsequent 5 percentage point increase in the participation rate in the Reinvestment, the number of shares that we issue would increase by 469,797 shares and the aggregate cash payment by us would decrease by R197.3 million ($12.78 million), with a consequent decrease in the borrowings under the loan from Orient Victoria and the as adjusted non-current liabilities as at November 30, 2020. The as adjusted U.S. dollar amount reflects the simple addition of (i) the estimated net proceeds of this offering of $108.8 million and (ii) $4.3 million, which is the U.S. dollar equivalent of the cash and cash equivalents as of November 30, 2020 of R66.7 million, applying an exchange rate of R15.4325 to U.S.$1.00 at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

(4)
Ordinary share capital amounts to R10,000, which when rounded is 0.0. As adjusted ordinary shares reflects the participation in full by eligible shareholders of Cartrack Holdings Limited in the Reinvestment subsequent to the closing of this offering and the issuance of 9,543,706 ordinary shares pursuant to the Reinvestment. See “Corporate Reorganization.”

(5)
Non-controlling interest represents the minority shareholding in Cartrack that we expect to purchase in connection with the Corporate Reorganization. See “Corporate Reorganization.”

DILUTION
If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.
At November 30, 2020, we had a net tangible book value of R1,013 million ($ 65.7 million), corresponding to a net tangible book value of R49.84 per share ($3.22 per share). Net tangible book value represents the amount of our total assets, which includes capitalized commission assets, less our total liabilities, excluding goodwill and other intangible assets, divided by 20,332,894, the total number of our shares outstanding at November 30, 2020.
After giving effect to the sale by us of the 2,500,000 ordinary shares offered by us in the offering, excluding the Reinvestment, and considering an offering price of $47.52 per ordinary share, the U.S. dollar equivalent of the closing price per ordinary share of Cartrack Holdings Limited on the JSE on March 19, 2021 of R70.00 per share, as adjusted for the ten to one share consolidation as described under “Corporate Reorganization” in this prospectus, and applying the rand/U.S. dollar exchange rate of R14.7310 as of March 19, 2021, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated at November 30, 2020 would have been $177.6 million, representing $7.78 per share. This represents an immediate increase in net tangible book value of $4.77 per share to existing shareholders and an immediate dilution in net tangible book value of $39.74 per share to new investors purchasing ordinary shares in this offering. Dilution for this purpose represents the difference between the price per ordinary shares paid by these purchasers and net tangible book value per ordinary share immediately after the completion of the offering.
Assumed initial public offering price per share	$47.52
Historical net tangible book value per share at November 30, 2020	$3.01
Increase in net tangible book value per share attributable to new investors	4.77
Pro forma net tangible book value per share after the offering	7.78
Dilution per ordinary share to new investors	$39.74
Each $1.00 increase (decrease) in the offering price per ordinary share, respectively, would increase (decrease) the net tangible book value after this offering by $0.10 per ordinary share and the dilution to investors in the offering by $0.90 per ordinary share.
The following table summarizes the total number of ordinary shares purchased from us, the total cash consideration paid to us, and the average price per share paid by existing owners and by investors in this offering. The table below reflects an assumed initial public offering price of $47.52 per share (the U.S. dollar equivalent of the closing price per ordinary share of Cartrack Holdings Limited on the JSE on March 19, 2021 of R70.00 per share, as adjusted for the ten to one share consolidation as described under “Corporate Reorganization” in this prospectus), at the rand/U.S. dollar exchange rate of R14.7310 as of March 19 , 2021, for ordinary shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us.
	Ordinary Shares Purchased		Total Consideration		Average Price Per Share
(in thousands, except percentages and per share amounts)	Number	Percent	Amount	Percent
Pre-IPO owners	20,332,894	89%	$—	0%	$—
Investors in this offering	2,500,000	11%	$118,800,000	100%	$47.52
Total	22,832,894	100%	$118,800,000	100%	$5.20
Each $1.00 increase (decrease) in the offering price per ordinary share, respectively, would increase (decrease) total consideration paid by investors in this offering by $2.4 million.
The dilution information above is for illustrative purposes only. Our as adjusted net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares, other terms of this offering determined at pricing and the issuance of up to 9,543,706 ordinary shares that we expect to issue in the Reinvestment subsequent to the closing of this offering in connection with our Corporate Reorganization. See “Corporate Reorganization.”

SELECTED FINANCIAL AND OTHER INFORMATION
The following selected financial information should be read in conjunction with the sections entitled “Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Karooooo Ltd., including the notes thereto, included elsewhere in this prospectus. Our historical consolidated financial statements were prepared to give effect to (i) the common control transaction in which Karooooo Ltd. acquired a controlling stake in Cartrack Holdings Limited and (ii) the conversion of a shareholder loan from our founder and chief executive officer, Isaias (Zak) Jose Calisto, to Karooooo Ltd. into ordinary shares of Karooooo Ltd., which took place on November 18, 2020.
There is currently no specific guidance on accounting for common control transactions under IFRS as issued by the IASB. In the absence of specific guidance Karooooo Ltd. elected to apply the “pooling of interests” method of accounting. Under “pooling of interests” the assets and liabilities of Cartrack Holdings Limited are carried over at their book values with no adjustment made for the acquisition price and prior periods are restated as if the common control transaction had occurred at the beginning of the earliest period presented. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated historical financial information presented as at and for the years ended February 29, 2020 and February 28, 2019 has been derived from the audited consolidated financial statements of Karooooo Ltd. included elsewhere in this prospectus. The summary condensed consolidated statement of profit and loss for the nine months ended November 30, 2020 and November 30, 2019, and the condensed consolidated statement of financial position data as of November 30, 2020, have been derived from our unaudited condensed consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. Our unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of those unaudited condensed consolidated financial statements. Our historical results for any prior period are not necessarily indicative of results expected in any future period, and the results for the nine months ended November 30, 2020 are not necessarily indicative of the results to be expected for the full year.
	For the nine months ended November 30,			For the year ended February 29 or 28,
	2020	2020	2019	2020	2020	2019
	U.S.$ millions(1)	R millions	R millions	U.S.$ millions(1)	R millions	R millions
Consolidated Statement of Profit and Loss:
Revenue	$108.5	1,674.8	1,431.3	$125.8	1,941.9	1,692.7
Cost of sales	(30.1)	(464.2)	(423.3)	(37.2)	(574.8)	(484.7)
Gross profit	78.4	1,210.6	1,008.0	88.6	1,367.1	1,208.0
Other income	0.1	1.4	2.3	0.1	1.9	6.3
Expected credit losses on financial assets	(3.6)	(56.2)	(40.2)	(3.6)	(54.9)	(45.2)
Operating expenses
Sales and marketing	(10.6)	(164.2)	(133.8)	(11.5)	(177.9)	(177.4)
General and administration	(24.1)	(371.4)	(334.5)	(29.8)	(460.4)	(443.6)
Research and development	(3.5)	(54.2)	(33.5)	(2.9)	(44.9)	(48.2)
Total operating expenses	(38.2)	(589.8)	(501.8)	(44.2)	(683.2)	(669.2)
Operating profit	36.7	566.0	468.3	40.9	630.9	499.9
Finance income	0.2	3.8	1.6	0.2	2.6	2.7
Finance costs	(0.3)	(4.8)	(14.2)	(1.1)	(16.8)	(31.4)
Profit before taxation	36.6	565.0	455.7	40.0	616.7	471.2
Taxation	(11.0)	(170.1)	(126.3)	(11.2)	(173.2)	(110.2)
Profit for the period	$25.6	394.9	329.4	$28.8	443.5	361.0

	For the nine months ended November 30,			For the year ended February 29 or 28,
	2020	2020	2019	2020	2020	2019
	U.S.$ millions(1)	R millions	R millions	U.S.$ millions(1)	R millions	R millions
Profit attributable to:
Owners of the parent	$16.8	258.9	214.0	$18.8	289.9	236.9
Non-controlling interest	8.8	136.0	115.4	10.0	153.6	124.1
Earnings Per Share Data of Karooooo Ltd.
Earnings per share (U.S. dollars/Rand)
Basic	$0.82	12.7	10.5	$0.93	14.3	9.2
Diluted	0.82	12.7	10.5	0.93	14.3	9.2
Weighted average number of shares outstanding (thousands)	20,333	20,333	20,333	20,333	20,333	20,333
Pro Forma Data of Karooooo Ltd.(2):
Pro forma earnings per share
Basic	$0.59	9.1	7.1	$0.68	10.5	5.9
Diluted	0.59	9.1	7.1	0.68	10.5	5.9
Pro forma weighted average number of shares outstanding (thousands)	22,833	22,833	22,833	22,833	22,833	22,833

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 and as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)
The pro forma weighted average number of shares outstanding has been calculated as if (i) the ownership structure resulting from the Corporate Reorganization, excluding the Reinvestment, was in place since March 1, 2018 and (ii) the offering contemplated hereby had taken place as of March 1, 2018. Based on an assumed initial public offering price of $47.52 per share, which is the U.S. dollar equivalent of the closing price per ordinary share of Cartrack Holdings Limited on the JSE on March 19, 2021 of R70.00 per share, as adjusted for the ten to one share consolidation as described under “Corporate Reorganization” in this prospectus, and applying the rand /U.S. dollar exchange rate of R14.7310 as of March 19, 2021, and assuming that the Corporate Reorganization and the offering contemplated hereby had taken place as of March 1, 2018, this would have increased net assets as at November 30, 2020 by R1,602.8 million. Furthermore if the Corporate Reorganization and the offering contemplated hereby had taken place on March 1, 2018, the underwriting discounts and commissions and expenses of the offering that are payable by us for the period would have been attributable to shareholders of the parent and have been deducted for each period presented.

	As of November 30,			As of February 29 or 28,
	2020	2020	2019	2020	2020	2019
	U.S.$ millions(1)	R millions	R millions	U.S.$ millions(1)	R millions	R millions
Consolidated Statement of Financial Position Data:
Non-current assets	$89.3	1,377.8	1,184.7	$82.8	1,277.8	1,048.3
Current assets	40.4	624.2	550.3	36.8	567.5	480.8

	As of November 30,			As of February 29 or 28,
	2020	2020	2019	2020	2020	2019
	U.S.$ millions(1)	R millions	R millions	U.S.$ millions(1)	R millions	R millions
Total assets	129.7	2,002.0	1,735.0	119.6	1,845.3	1,529.1
Non-current liabilities	17.0	262.7	215.1	13.8	213.2	321.2
Current liabilities	35.3	544.6	375.1	26.4	407.0	370.3
Total liabilities	52.3	807.3	590.2	40.2	620.2	691.5
Total equity	77.4	1,194.7	1,144.8	79.4	1,225.1	837.6

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 and as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

	For the nine months ended November 30,			For the Year Ended February 28/29,
	2020	2020	2019	2020	2020	2019
	(in U.S.$ millions, except Subscribers in thousands and Free Cash Flow Margin in percentage)(1)	(in R millions, except Subscribers in thousands and Free Cash Flow Margin in percentage)		(in U.S.$ millions, except Subscribers in thousands and Free Cash Flow Margin in percentage)(1)	(in R millions, except Subscribers in thousands and Free Cash Flow Margin in percentage)
Key Business and Financial Metrics:
Subscribers (as of end of period)(2)	1,246.1	1,246.1	1,088.7	1,126.5	1,126.5	960.8
Subscription Revenue(3)	105.9	1,635.0	1,385.1	122.3	1,887.7	1,520.5
Annualized Recurring Revenue (as of end of period)(4)	153.7	2,372.7	2,020.4	131.0	2,021.9	1,674.5
Profit for the period	25.6	394.9	329.4	28.8	443.5	361.0
Adjusted EBITDA(5)	55.4	855.3	688.4	60.7	937.5	738.4
Net Cash generated from Operating Activities	46.3	714.2	699.0	58.4	901.2	472.3
Free Cash Flow(6)	26.6	410.5	360.6	33.2	512.5	50.2
Net Cash Generated from Operating Activities as a percentage of revenue	42.6%	42.6%	46.4%	46.4%	46.4%	27.9%
Free Cash Flow Margin(6)	24.5%	24.5%	25.2%	26.4%	26.4%	3.0%

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 and as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)
We define the number of subscribers at the end of any particular period as the total number of vehicles or other assets using our platform at the end of such period.

(3)
Represents revenue from the sale of subscriptions to our SaaS platform.

(4)
We define ARR as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by 12.
(5)
We define Adjusted EBITDA as profit less finance income plus finance costs, taxation, depreciation and amortization and corporate expenses of Karooooo Ltd. relating to bank charges, custody fees, legal and professional fees, loan arrangement fees, certain withholding taxes and exchange losses. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business. See “Summary Financial and Other Information” for a reconciliation of profit, the most directly comparable IFRS financial measure, to Adjusted EBITDA.

(6)
We define free cash flow as net cash generated from operating activities less purchases of property, plant and equipment. Free cash flow margin is calculated as free cash flow divided by revenue. In addition to our results determined in accordance with IFRS, we believe free cash flow and free cash flow margin, which are non-IFRS measures, are useful in evaluating our operating performance. We believe that free cash flow and free cash flow margin are useful indicators of liquidity and the ability of the company to turn revenues into free cash flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of free cash flow and free cash flow margin to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business. See “Summary Financial and Other Information” for a reconciliation of net cash generated from operating activities, the most directly comparable IFRS financial measure, to free cash flow.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto, included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial Information” and “Selected Financial and Other Information.” The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed elsewhere in this prospectus. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”
Overview
Cartrack is a leading global provider of real-time mobility data analytics solutions for smart transportation.
We offer a comprehensive, cloud-based smart mobility platform for connected vehicles and other assets. Our software-as-a-service (“SaaS”) platform provides our customers with differentiated insights and analytics to optimize their business and workforce, increase efficiency and decrease costs, improve safety, monitor environmental impact, assist with regularity compliance and manage risk. Our business is vertically integrated, which affords us complete autonomy with regards to the development of the capabilities and features that differentiate our applications as well as the speed of our innovation. Since we own and control every aspect of our smart device design, platform innovation and software application development, client acquisition and onboarding, customer service and the management of our back-end support, we are able to move quickly without any significant third-party dependencies and inefficiencies.
We serve customers in 23 countries across five continents, supporting more than 1.3 million subscribers as of February 28, 2021 and our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market.
Since our founding, Cartrack has gained vast expertise and enhanced our business in the following areas:
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Developing new software applications such as fleet management, mobile asset accounting, workforce management, and insurance solutions;

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Developing capabilities in data management at scale as well as a broad range of communication technologies and protocols;

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Expanding our sales and marketing focus to include commercial fleets of all sizes; and

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Expanding our geographic footprint to meet the needs of our customers who are increasingly global with larger, more complex fleets and requirements.

Our single user interface and fully integrated cloud-based platform runs on internally developed and cost-effective smart IoT devices, enabling us to deliver a unified and comprehensive service to our customers while maintaining control of our cost structure. Our discreet, sophisticated smart devices stream data to the platform, facilitating informed decisions about optimal asset efficiency and productivity, including live tracking and location of assets. Customers utilize the platform through an easily accessible web-based portal or mobile application, which is designed to be easy to deploy across customers’ entire mobile asset fleets. Our devices can be installed in a range of mobile assets independent of asset procurement, allowing our customers to integrate our solutions in existing or new vehicles. Our platform includes a wide range of reliable services to effectively serve the needs of a geographically diverse range of clients. Where appropriate, partnerships with third party technology providers are established to create incremental value to customers in the markets we serve.
We believe that maintaining strong financial discipline and prudent investment of capital provides a strong foundation for growth. For the nine months ended November 30, 2020, we grew our subscriber base by an additional 119,574 subscribers to 1,246,089 as of November 30, 2020 despite the effects of the

COVID-19 pandemic. During the year ended February 29, 2020, we reached the milestone of one million subscribers, growing our subscriber base by 165,717 subscribers to 1,126,515 subscribers as of February 29, 2020. Our business has experienced rapid growth, strong profitability, and capital efficiency in recent years. For the year ended February 29, 2020, we generated subscription revenues of R1,888 million compared to subscription revenues of R1,521 million for the year ended February 28, 2019, reflecting year-over-year growth of 24%, with subscription revenue representing 97% of total revenue. For the nine months ended November 30, 2020, we generated subscription revenues of R1,635 million compared to subscription revenues of R1,385 million for the nine months ended November 30, 2019, reflecting period-over-period growth of 18%, with subscription revenue representing 98% of total revenue.
Our profit was R443.5 million and R361.0 million, for the years ended February 29, 2020 and February 28, 2019, respectively, reflecting year-over-year growth of 22.8%. Our operating profit for the year was R630.9 million and R499.9 million for the years ended February 29, 2020 and February 28, 2019, respectively, reflecting year-over-year growth of 26.2% and our Adjusted EBITDA for the year was R937.5 million and R738.4 million for the years ended February 29, 2020 and February 28, 2019, respectively, reflecting year-over-year growth of 27.0%. Our profit for the period was R394.9 million and R329.4 million for the nine months ended November 30, 2020 and November 30, 2019, respectively, representing year-over-year growth of 19.9%. Our operating profit for the period was R566.0 million and R468.3 million, for the nine months ended November 30, 2020 and November 30, 2019, respectively, reflecting year-over-year growth of 20.8% and our Adjusted EBITDA for the period was R855.3 million and R699.0 million for the nine months ended November 30, 2020 and November 30 2019, respectively, reflecting year-over-year growth of 22.4%.
Finally, we believe strong net cash generated from operating activities is an important factor in supporting our robust business model and indicates our ability to provide the capital necessary to invest in subscriber growth and territorial expansion. For the years ended February 29, 2020 and February 28, 2019, respectively, we generated net cash generated from operating activities of R901.2 million and R472.3 million, reflecting year-over-year growth of 90.8%. For the nine months ended November 30, 2020 and November 30, 2019, respectively, net cash generated from operating activities totaled R714.2 million and R664.5 million, reflecting year-over-year growth of 7.5%. This growth reflected increased profitability and improved working capital efficiency.
Factors Affecting Our Results of Operations
We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”
Subscriber Growth
We derive substantially all of our revenue from the sale of subscriptions to our SaaS platform. For the year ended February 29, 2020, subscription revenue accounted for 97% of our total revenue compared to 90% for the year ended February 28, 2019. For the nine months ended November 30, 2020, subscription revenue accounted for 98% of our total revenue compared to 97% for the nine months ended November 30, 2019. We are focused on growing our subscription revenue by acquiring subscriptions with new customers and retaining and expanding subscriptions with existing customers, and we seek to utilize innovative feature enhancements on our SaaS platform and value-added services as part of our customer acquisition and retention strategy.
We measure our success at growing our subscriber base by measuring our net subscriber growth. We calculate net subscriber growth as the difference between gross subscriber additions and gross subscriber churn over a given period. For the year ended February 29, 2020, our gross subscriber additions were 342,238 and net subscriber growth was 165,717 compared to gross subscriber additions of 325,426 and net subscriber growth of 209,418 for the year ended February 28, 2019. We were able to achieve robust net subscriber growth despite making a strategic decision to focus on cost efficiencies for the year ended February 29, 2020, as compared to the year ended February 28, 2019, during which we significantly increased operating expenditures related to sales and marketing. For the nine months ended November 30, 2020, our gross subscriber additions were 257,070 and net subscriber growth was 119,574 compared to gross subscriber additions of 260,335 and net subscriber growth of 127,947 for the nine months ended November 30, 2019. For the nine months ended November 30, 2020, we were able to deliver double digit period over period sales growth despite the impact of the COVID-19 pandemic, as compared to the nine months ended November 30, 2019 primarily due to the success of our e-commerce marketing and direct marketing sales efforts.
We believe an increase in the number of subscribers is an indicator of our ability to penetrate a market, our future growth opportunities in that market, our ability to acquire new customers and our ability to retain subscribers as well as to add subscribers to existing customers. As shown in the graph below, we have more than doubled the number of subscribers we have from 502,894 subscribers at February 29, 2016 to 1,126,515 subscribers at February 29, 2020.
We rely on our proprietary internal systems and processes as well as our own sales teams to drive subscriber growth in order to minimize third-party risks in acquiring subscribers.
We offer our SaaS platform to a broad range of customers seeking a variety of mobility solutions. Neither our ability to acquire nor retain subscribers is dependent on any specific industry, and we have not historically been materially exposed or vulnerable to cyclical or niche business sectors. Moreover, as a result of this industry agnostic approach and our generally consistent ARPU in each region, our subscriber mix has not materially affected our results of operations. We do, however, monitor our subscriber mix to ensure that our sales and marketing efforts continue to be effective and evaluate exposure to customer concentration or other material risks in our subscriber base.
We divide our subscriber base into the following five categories: (i) consumers and sole proprietors, (ii) small businesses, (iii) medium-sized businesses, (iv) large enterprises and (v) other connected devices. We define consumers and sole proprietors as individuals and business owners whose vehicles are used for personal and/or business use; these customers typically have between one to five vehicles under subscription. We define small businesses as commercial customers with up to 24 vehicle subscriptions. We define medium-sized businesses as fleets with between 25 and 99 vehicle subscriptions and large enterprises as having fleets with 100 or more vehicle subscriptions. Other connected devices are smart IoT devices or mobile handsets that connect to our platform making use of various applications.
For the year ended February 29, 2020, 1,067,282 of our subscribers had connected vehicles and 59,233 had other connected devices, which are smart IoT devices or mobile handsets that connect to our platform making use of various applications, compared to 905,028 and 55,770 respectively, for the year ended February 28, 2019. For the nine months ended November 30, 2020, 1,188,449 of our subscribers had connected vehicles and 57,640 had other connected devices, compared to 1,028,325 and 60,420 respectively, for the nine months ended November 30, 2019.

We also monitor the number of subscribers who have access to the majority of our SaaS platform applications and the number of subscribers who choose to only access our safety and asset tracking applications. For the year ended February 29, 2020, 77% of our total subscribers had access to the majority of our SaaS platform applications and 23% had access only to our safety and asset tracking applications compared to 71% and 29%, respectively, for the year ended February 28, 2019. For the nine months ended November 30, 2020, 77% of our total subscribers had access to the majority of our SaaS platform applications and 23% had access only to our safety and asset tracking applications compared to 76% and 24%, respectively, for the nine months ended November 30, 2019.
As of February 29, 2020, we had 485,843 consumers and sole proprietor customers, 61,754 small business customers, 2,189 medium-sized business customers and 409 large enterprise customers, compared to 397,227 consumers and sole proprietor customers, 54,368 small business customers, 1,787 medium-sized business customers and 341 large enterprise customers, as of February 28, 2019. As of November 30, 2020, we had 553,255 consumers and sole proprietor customers, 68,505 small business customers, 2,343 medium-sized business customers and 427 large enterprise customers, compared to 475,185 consumers and sole proprietor customers, 60,403 small business customers, 2,065 medium-sized business customers and 367 large enterprise customers, as of November 30, 2019. Our strategy for generating scale in a region is to initially build customer volume. We subsequently target larger businesses.
As of February 29, 2020, more than 60 of our large enterprise customers had 500 vehicles or more under subscription with us and no customer accounted for more than 2.2% of our total subscription revenue, which represented more than 29,500 vehicles under subscription. As of November 30, 2020, more than 65 of our large enterprise customers had 500 vehicles or more under subscription with us and no customer accounted for more than 1.9% of our total subscription revenue, which represented more than 25,500 vehicles under subscription. At an industry level, our car rental customers represented 1.1% of subscription revenue and just over 16,900 vehicles under subscription as of November 30, 2020, demonstrating our broad industry approach and low customer and industry concentration.
For the year ended February 29, 2020, 77% of our total subscribers and 73% of our total revenues were derived from our South African operations, compared to 78% and 74% as of and for the year ended February 28, 2019, respectively. For the nine months ended November 30, 2020, 77% of our total subscribers and 72% of our total revenues were derived from our South African operations, compared to 77% and 73% as of and for the nine months ended November 30, 2019, respectively. We seek to capitalize on the growth opportunities in our other regional markets, with subscribers currently located in 23 countries worldwide. In addition to driving subscription revenue growth, we believe that our presence across multiple geographic markets and our exposure to multiple industry sectors can mitigate the risk of changing economic conditions.
The Asia-Pacific, Middle East and USA segment and Europe segment are our key global growth focus areas. For the year ended February 29, 2020, the Asia-Pacific, Middle East and USA segment and Europe segment recorded a 30% and 20% increase in subscribers, respectively, while South Africa and Africa-Other achieved a 17% and 7% increase in subscribers, respectively, for the same period. For the nine months ended November 30, 2020, the Asia-Pacific, Middle East and USA segment and Europe segment recorded a 25% and 13% increase in subscribers, respectively, while South Africa and Africa-Other achieved a 14% and 3% increase in subscribers, respectively, for the same period.
Cost of Acquiring a Subscriber
We believe that our cost of subscriber acquisition differentiates us from others in our industry and is an important indicator of our ability to achieve sustainable subscriber growth and maintain our margins while continuing to offer compelling pricing to our subscribers. We define cost of subscriber acquisition, which is calculated on a per subscriber basis, as the sum of (i) the cost of the telematics device, (ii) the cost of installation, together with any related labor costs for our automotive technicians and (iii) the cost of the direct sales commission. We believe that our low cost of subscriber acquisition is due to our vertically integrated business model, which allows us to control costs, improve efficiencies and be in direct contact with our customers instead of relying on third parties. We use a proprietary design, development and manufacturing process, and we have a mobile in-house team of field automotive technicians who install our devices at a site convenient to the customer as well as an in-house sales team who are paid commission-based salaries.
Our cost of subscriber acquisition for the year ended February 29, 2020 was R1,488 per subscriber, compared to R1,814 per subscriber for the year ended February 28, 2019, which represents a 18% decrease from period to period due to the lower relative cost of our next-generation telematics devices and the increased efficiency of our sales team. Our cost of subscriber acquisition for the nine months ended November 30, 2020 was R1,509 per subscriber, compared to R1,517 per subscriber for the nine months ended November 30, 2019, which represents a 0.5% decrease over the prior period due to a decrease in hardware costs.
Salaries paid to our sales team and direct marketing costs are a significant component of the cost of subscriber acquisition. However, these costs, excluding commissions that are paid to our sales team, are not capitalized but fully expensed as our sales and marketing function is entirely in-house as part of our vertically integrated business model. If we outsourced our sales and marketing, such expenses would be fully capitalized as sales commissions resulting in a short-term margin benefit. As a result, the cost of expansion could have a negative effect on margins while we grow.
Subscriber Contract Life Cycle
We believe that the term of a subscriber contract is an important indicator of our ability to retain customers and drive margin expansion. We complete a detailed actuarial assessment annually on the expected lifecycle of subscriber contracts across the company. Based upon an internal actuarial assessment, the estimated average useful life of a subscriber contract for each of the years ended February 29, 2020 and February 28, 2019 and for each of the nine months ended November 30, 2020 and 2019 was approximately 60 months.
Average Cost to Service a Subscriber
We measure our operational efficiency by calculating the average cost to service a subscriber. We define the cost of servicing a subscriber, which is calculated on a per subscriber basis, as (i) operating expenses, less (ii) sales and marketing expenses, divided by (iii) the average subscriber balance for such period which is calculated as the average of the (a) the opening subscriber balance for the period, plus (b) the closing subscriber balance for a period. We believe that our low average cost of servicing a subscriber is driven by our vertically integrated business model, prudent cost control and the efficiency created by our proprietary business systems.
Our average cost of servicing a subscriber per month for the year ended February 29, 2020 was R54 per subscriber, compared to R59 per subscriber for the year ended February 28, 2019, which represents a 9% decrease from period to period due to growing economies of scale. Our average cost of servicing a subscriber per month for the nine months ended November 30, 2020 was R57 per subscriber, compared to R60 per subscriber for the nine months ended November 30, 2019, which represents a 5% improvement from period to period due to improved internal efficiencies, greater operational scale and a reduction in significant expansion costs as a result of our inability to deploy additional capital into expanding our business due to the constraints imposed by the COVID-19 pandemic.
We believe expansion costs may increase the cost of servicing a subscriber as we invest in operational support ahead of subscriber growth.
Foreign Currency Fluctuations
While we conduct business in multiple countries and currencies, our reporting currency is the South African rand. We are exposed to changes in our revenue, costs and net assets arising out of fluctuations of other currencies vis-a-vis the South African rand. Continued depreciation of the local currencies against the South African rand can favorably affect our results of operations and, conversely, appreciation would adversely impact our results.

COVID-19 Pandemic
The COVID-19 pandemic has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets. Our global operations are subject to risks associated with actions taken by governmental authorities to restrict certain business operations, trade or travel in response to the pandemic. Although we operate as an essential service in South Africa, Singapore and certain other countries, the pandemic has resulted in extended work stoppages and travel restrictions, decreases in vehicle production schedules, increases in customer defaults, disruptions to our supply chain and other adverse global economic impacts. Such restrictions led to a 35% decline in new subscriber contracts in the three months ended May 31, 2020 compared to the prior year period, although new subscriber additions rebounded in the six months ended November 30, 2020. While we experienced a decline in cash collections in the three months ended May 31, 2020 compared to the prior year period, primarily as a result of deferring certain payments by large enterprise customers and due to difficulty in contacting small and medium-sized business customers subject to COVID-19 related closure requirements, cash collections improved incrementally over the six months ended November 30, 2020 when compared to the first three months of the year. However, we have seen an increase in subscriber cancellations in the nine months ended November 30, 2020 as a percentage of the opening subscriber base when compared to the prior year period. We continue to take steps to prudently manage costs, including a temporary hiring freeze which was implemented in the first half of fiscal year 2020, as well as a reduction in significant expansion costs as a result of the COVID-19 pandemic. Although we are unable to predict the ultimate impact to our business due to a number of evolving factors, including the duration and spread of the pandemic, the severity of the impact of the pandemic on economic activity, and the changing actions of governmental authorities across the globe, we may experience adverse effects to our financial results. While our subscription revenue and the number of total subscribers increased by 18% and 14%, respectively, for the nine months ended November 30, 2020 compared to the corresponding prior year period, we believe growth was constrained in part due to limited capacity to install the in-vehicle IoT technology resulting from the various regional lockdown restrictions. We were also unable to optimally deploy talent recruited early in the year, who are currently stationed in Singapore, into the Asia-Pacific region to drive growth. While the impact of the COVID-19 pandemic cannot be quantified, we expect that disruptions caused by COVID-19 will continue to impact our results for the three months ending February 28, 2021. We continue to actively monitor the ongoing potential impacts of COVID-19 to seek to mitigate and minimize its impact on our business.
Key Business Metrics
We review a number of operating and financial metrics, including the following key business metrics, to evaluate the performance of our business, identify trends, formulate business plans, make strategic decisions and assess operational efficiencies. Our calculation of the key business metrics and other measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.
Number of Subscribers
We have demonstrated a history of growing our subscriber base through growth in customers as a result of our sales-centric culture, competitive pricing and proprietary platform with next-generation functionality and software features. We believe that our ability to attract a range of diversified new customers and grow our subscriber base is key to building a sustainable business model. The number of subscribers on our platform directly drives our subscription revenue, which made up 97% of our total revenue for the fiscal year ended February 29, 2020. See “—Subscription Revenue.”
We define the number of subscribers at the end of any particular period as the total number of vehicles or other mobile assets using our platform at the end of such period. As of February 29, 2020, and February 28, 2019, we had 1,126,515 and 960,798 subscribers, respectively, which represents net subscriber growth of 165,717 or a 17% increase from period to period as a result of gross subscriber sales of 342,238 and gross subscriber churn of 176,521. As of November 30, 2020, and November 30, 2019, we had 1,246,089 and 1,088,745 subscribers, respectively, which represents net subscriber growth of 157,344 or a 14% increase period over period as a result of gross subscriber sales of 338,973 and gross subscriber churn of 181,629.

	As of November 30,		Change	As of February 28/29,		Change
	2020	2019	%	2020	2019	%
Subscribers (as of end of period)	1,246,089	1,088,745	14.5%	1,126,515	960,798	17.2%
Subscription Revenue
Subscription revenue is a key metric we use to evaluate our business, since we derive substantially all of our revenue from the sale of subscriptions to our next-generation SaaS platform. For the years ended February 29, 2020 and February 28, 2019, subscription revenue was R1,887.7 million and R1,520.5 million, respectively, which represents a 24% increase from period to period, as a result of strong subscriber growth. For the nine months ended November 30, 2020 and November 30, 2019, subscription revenue was R1,635.0 million and R1,385.1 million, respectively, which represents a 18% increase period over period, as a result of resilient subscriber growth.
	For the Nine Months Ended November 30,			Change	For the Year Ended February 28/29,			Change
	2020	2020	2019	%	2020	2020	2019	%
	(in U.S.$ thousands)(1)	(in R thousands)			(in U.S.$ thousands)(1)	(in R thousands)
Subscription Revenue	105,948	1,635,041	1,385,124	18.0%	122,321	1,887,717	1,520,540	24.1%

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 and as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Adjusted Earnings Before Interest Depreciation Taxation and Amortization (“Adjusted EBITDA”)
In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as profit less finance income plus finance costs, taxation, depreciation and amortization and corporate expenses of Karooooo Ltd. relating to bank charges, custody fees, legal and professional fees, loan arrangement fees, certain withholding taxes and exchange losses. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of this non-IFRS financial measure to its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.
	For the Nine Months Ended November 30,		For the Year Ended February 28/29,
	2020	2019	2020	2019
	(in R thousands)
Profit for the Year	394,864	329,419	443,526	361,048
Less: Finance Income	(3,852)	(1,606)	(2,592)	(2,749)
Add: Finance Costs	4,833	14,238	16,831	31,438
Add: Taxation	170,130	126,329	173,157	110,182
Add: Depreciation and Amortization	289,065	219,990	295,762	238,515
EBITDA	855,040	688,370	926,684	738,434

	For the Nine Months Ended November 30,		For the Year Ended February 28/29,
	2020	2019	2020	2019
	(in R thousands)
Add: Corporate(1)	301	10,604	10,801	—
Adjusted EBITDA	855,341	698,974	937,485	738,434

(1)
We define Corporate as the corporate expenses of Karooooo Ltd. which include bank charges, custody fees, legal and professional fees, loan arrangement fees and exchange losses.

For the years ended February 29, 2020 and February 28, 2019, Adjusted EBITDA was R937.5 million and R738.4 million, respectively, which represents a 27.0% increase from period to period, largely due to an increase in profitability as a result of strong subscriber and subscription revenue growth with improving operational efficiencies due to the expansion of proprietary internal systems and increase in scale. For the nine months ended November 30, 2020 and November 30, 2019, Adjusted EBITDA was R855.3 million and R699.0 million, respectively, which represents a 22.4% increase period over period, primarily due to increased profitability as a result of robust subscriber and subscription revenue growth coupled with prudent cost control measures during the pandemic, including a reduction in expansion costs.
Free Cash Flow and Free Cash Flow Margin
In addition to our results determined in accordance with IFRS, we believe free cash flow and free cash flow margin, which are non-IFRS measures, are useful in evaluating our operating performance. Free cash flow is a non-IFRS financial measure that we calculate as net cash generated from operating activities less purchases of property, plant and equipment. Free cash flow margin is calculated as free cash flow divided by revenue. We believe that free cash flow and free cash flow margin are useful indicators of liquidity and the ability of the company to turn revenues into free cash flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. In particular, free cash flow does not reflect any restrictions on the transfer of cash and cash equivalents within the group or any requirement to repay the group’s borrowings and does not take into account cash flows that are available from disposals or the issue of shares. Management therefore takes such factors into account in addition to free cash flow when determining the resources available for acquisitions and for distribution to shareholders. Investors are encouraged to review the related IFRS financial measure and the reconciliation of this non-IFRS financial measure to its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.
	For the Nine Months Ended November 30,		For the Year Ended February 28/29,
	2020	2019	2020	2019
	(in R thousands, except percentages)
Net Cash Generated from Operating Activities	714,234	664,465	901,224	472,258
Less: Purchase of Property, Plant and Equipment	(303,719)	(303,888)	(388,723)	(422,061)
Free Cash Flow	410,515	360,577	512,501	50,197
Net Cash Generated from Operating Activities as a percentage of revenue	42.6%	46.4%	46.4%	27.9%
Less: Purchase of Property, Plant and Equipment as a percentage of revenue	18.1%	21.2%	20.0%	24.9%
Free Cash Flow Margin	24.5%	25.2%	26.4%	3.0%
We calculate free cash flow as net cash generated from operating activities less purchases of property, plant and equipment. Free cash flow margin is calculated as free cash flow divided by revenue. For the years ended February 29, 2020 and February 28, 2019, free cash flow was R512.5 million and R50.2 million, respectively, which represents a 921.0% increase from period to period largely due to an increase in profit before taxation, depreciation and amortization and an improvement in working capital management (relating to inventory, trade receivables and trade payables), as well as lower costs for purchasing property, plant and equipment. For the nine months ended November 30, 2020 and November 30, 2019, free cash flow was R410.5 million and R360.6 million, respectively, which represents a 13.8% increase period over period primarily due to growth in profit before taxation and depreciation and amortization partially offset by an increase in working capital.
Free cash flow margin was 26.4% and 3.0%, respectively, for the years ended February 29, 2020 and February 28, 2019, respectively, and free cash flow margin was 24.5% and 25.2% for the nine months ended November 30, 2020 and November 30, 2019, respectively.
Annualized Recurring Revenue (“ARR”)
We use ARR as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring customer contracts, assuming zero cancellations. We define ARR as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by 12. ARR is not adjusted for the impact of any known or projected future customer cancellations, service upgrades or downgrades or price increases or decreases.
The amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to subsequent changes in our pricing, service cancellations, upgrades or downgrades and acquisitions or divestitures. Our calculation of ARR may differ from similarly titled metrics presented by other companies. The following table shows our ARR for each of the periods presented:
	As at November 30,			Change	As at February 28/29,			Change
	2020	2020	2019	%	2020	2020	2019	%
	(in U.S.$ thousands)(1)	(in R thousands)			(in U.S.$ thousands)(1)	(in R thousands)
Annualized Recurring Revenue	$153,747	2,372,705	2,020,420	17.4%	$131,014	2,021,880	1,674,522	20.7%

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 and as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

As at February 29, 2020 and February 28, 2019, ARR was R2,021.9 million and R1,674.5 million, respectively, which represents a 21% increase from period to period, as a result of strong subscriber growth and a 2% increase in ARPU. As at November 30, 2020 and November 30, 2019, ARR was R2,372.7 million and R2,020.4 million, respectively, which represents a 17% increase from period to period, as a result of continued subscriber growth despite the COVID-19 pandemic and a 2% increase ARPU.
Average Revenue Per Subscriber (“ARPU”)
We measure monetization of our platform through our average revenue per subscriber metric. We calculate ARPU by dividing subscription revenue by the average of the opening subscriber balance at the beginning of a fiscal year or reporting period and closing subscriber balances at the end of such fiscal year or reporting period. We believe ARPU is an indicator of our pricing efficiency, competitiveness and market positioning.
We calculate ARPU for the Company as a whole and for each segment because we currently monetize subscribers in different geographies at different average rates. We believe that ARPU of approximately R150 provides attractive margins and sustainable growth in most countries.

The following table shows our ARPU by operating segment for each of the periods presented:
	South Africa	Africa-Other	Europe	Asia-Pacific, Middle East and USA	Total
	(in R)
ARPU for the fiscal year ended February 29, 2020	143	153	154	218	151
ARPU for the fiscal year ended February 28, 2019	141	147	153	216	148
ARPU for the nine months ended November 30, 2020	143	143	176	220	153
ARPU for the nine months ended November 30, 2019	142	154	154	221	150
Components of Our Results of Operations
Revenue
We derive substantially all of our revenue from the provision of mobility data analytics solutions on a subscription-based model typically under monthly SaaS subscription contracts. Our revenue is driven primarily by the number of assets under subscription to our SaaS platform and the price per asset under subscription contracts. In addition, we generate revenue by selling additional platform solutions to our customers, such as live video-streaming, workforce management and fleet administration for commercial customers.
Hardware sales, including sales to our licensees, installation revenue and royalties we receive from our licensees make up a minimal component of total revenue.
Our initial contract terms are generally 36 months with automatic monthly renewals thereafter and may not be cancelled without penalty prior to the completion of the initial term. The average duration of our subscription contracts is approximately 60 months. We charge our customers for a ratable portion of the contract on a periodic basis, generally in advance on a monthly basis and in certain regions we apply annual escalations to the contract pricing. However, our customers may prepay all or part of their contractual obligations for the full initial contract term.
Cost of Sales
Cost of sales consists primarily of costs related to the depreciation and amortization of capitalized subscriber acquisition costs, which includes the telematics device, the cost of the installation and direct commissions paid to our sales staff. Other components of cost of sales include non-capitalized automotive technician costs, machine to machine (“M2M”) network communications costs and the costs of delivering safety and asset recovery services to our customers, including such costs incurred by our licensees.
We capitalize the cost of installed telematics devices and direct sales commissions and depreciate these costs over the expected useful life of the subscriber, which is currently 60 months. We pay commissions to our sales staff only once a telematics device is installed and activated. If a customer subscription agreement is cancelled prior to the end of the expected useful life of the subscriber, the depreciation period is accelerated resulting in the carrying capitalized value being expensed in the then-current period. If an installed telematics device requires replacement for defect, the cost is taken as an expense in the replacement period.
Less significant cost of sales items includes expenditures incurred in connection with our asset recovery warranty program, (which is determined based on historical loss data observed over a period of at least the past five years) and mapping costs.
Our cost of sales are generally driven by the number of assets under subscription and solutions provided. We expect the cost of sales in absolute terms to increase with subscriber growth.

Other Income
Other income substantially consists of the profit on sales of fixed assets and other less significant items.
Expected Credit Losses on Financial Assets
Expected credit losses on financial assets consist of bad debts expensed, the movement on the expected credit loss provision and any bad debts recovered.
Operating Expenses
Other operating expenses consist of sales and marketing, research and development and administration and other.
Sales and Marketing
Sales and marketing expenses consist primarily of wages and benefits for sales and marketing personnel and other marketing, advertising and promotional costs. Marketing and advertising costs consist primarily of pay-per-click advertising with search engines, social media advertising and other online and traditional advertising media, as well as the costs to create and produce these advertisements. Marketing and advertising costs are expensed as incurred.
We expect sales and marketing expenses to increase in absolute terms and to continue to be one of the largest components of operating expenses. Moreover, although sales and marketing expenses may fluctuate as a percentage of subscription revenue from period to period, our long-term target is for sales and marketing expenses to increase as a percentage of our subscription revenue.
General and Administration
General and administration expenses consist primarily of wages and benefits for administrative services, human resources, internal information technology support, executive, legal, finance and accounting personnel; professional fees; expenses for business application software licenses; non-income related taxes; other corporate expenses, such as insurance; and general office related expenses, such as rent and utilities.
In addition to the above, general and administration expenses consist of depreciation relating to other property, plant and equipment, excluding those related to subscriber acquisition costs, which are included in cost of sales, and the amortization of intangible assets including capitalized development costs and purchased computer software.
We expect that administration and other expenses will increase as we continue to add personnel in connection with the anticipated growth of our business. In addition, we anticipate that we will also incur additional personnel expenses, professional service fees, including auditing and legal fees, and insurance costs related to operating as a public company in the United States of America. However, notwithstanding these additional expenses, our long-term target is to reduce general and administration expenses as a percentage of subscription revenue.
Research and Development
Research and development expenses consist primarily of wages and benefits for hardware engineers, product management and software development personnel. We have focused our research and development efforts on improving ease of use, functionality and technological scalability of our SaaS platform as well as on expanding and developing new offerings. The majority of our research and development employees are located in our development centers in Singapore, South Africa and Portugal. Research and development costs that qualify for capitalization, such as costs related to new generation smart devices and our SaaS platform are capitalized and amortized over their estimated useful life.
We believe that continued investment in our technology is important for our future growth, and as a result, we expect research and development expenses to increase in absolute dollars, although they may fluctuate as a percentage of subscription revenue from period to period.

Finance Income
Finance income consists of interest earned on positive bank balances.
Finance Costs
Finance costs consist of interest paid on bank overdraft facilities, installment sale obligations, interest bearing loans, lease obligations and interest charges on outstanding taxes.
Taxation
Taxation consists primarily of current and deferred income tax and a minimal component of withholding tax.
Non-Controlling Interest
The non-controlling interest principally relates to the public shareholders in Cartrack Holdings Limited. See “Corporate Reorganization.”
Our Segments
We have four operating segments aligned with our geographical business units: (1) South Africa; (2) Africa-Other, consisting of operations in Mozambique, Tanzania, Kenya, Namibia, Nigeria, Botswana, Malawi, Rwanda, Eswatini and Zimbabwe; (3) Europe, consisting of operations in Portugal, Poland and Spain; and (4) Asia-Pacific Middle East and USA, consisting of operations in Singapore, Thailand, the Philippines, Hong Kong, Malaysia, Indonesia, the UAE, New Zealand and the United States.
Our operations in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe are conducted by licensees pursuant to franchise agreements entered into between us and Cartrack Botswana (PTY) Ltd., Cartrack Malawi Ltd., ISOC Intersec Security, Cartrack Holdings — Swaziland and Trac-King (PVT) Ltd, for our operations in each of Botswana, Malawi, Rwanda, Eswatini and Zimbabwe, respectively. Under such franchise agreements, the relevant counterparties are granted exclusive territorial licenses to deploy our solutions through the term of such agreement. While such entities are not consolidated into our financial statements, the purchases of equipment from us and royalties which are collected by us are reflected as revenue and any costs associated with such franchise agreements are reflected in our financial statements as cost of sales.

Results of Operations
The following table sets forth our results of operations for the periods presented.
	For the Nine Months Ended November 30,			% Change	For the Year Ended February 28/29,			% Change
	2020	2020	2019		2020	2020	2019
	(in U.S.$ thousands(1))	(in R thousands)			(in U.S.$ thousands(1))	(in R thousands)
Revenue	$108,524	1,674,802	1,431,323	17.0%	$125,831	1,941,893	1,692,708	14.7%
Cost of sales	(30,082)	(464,247)	(423,260)	9.7%	(37,244)	(574,770)	(484,700)	18.6%
Gross profit	78,442	1,210,555	1,008,063	20.1%	88,587	1,367,123	1,208,008	13.2%
Other income	88	1,356	2,339	(42.0)%	121	1,867	6,279	(70.3)%
Expected credit losses on financial assets	(3,645)	(56,249)	(40,206)	39.9%	(3,556)	(54,872)	(45,171)	21.5%
Operating expenses
Sales and Marketing	(10,635)	(164,131)	(133,815)	22.7%	(11,526)	(177,870)	(177,351)	0.3%
General and Administration	(24,064)	(371,351)	(334,525)	11.0%	(29,833)	(460,402)	(443,562)	3.8%
Research and Development	(3,512)	(54,205)	(33,476)	61.9%	(2,911)	(44,924)	(48,284)	(7.0)%
Total operating expenses	(38,211)	(589,687)	(501,816)	17.5%	(44,270)	(683,196)	(669,197)	2.1%
Operating Profit	36,674	565,975	468,380	20.8%	40,883	630,922	499,919	26.2%
Finance income	250	3,852	1,606	139.9%	168	2,592	2,749	(5.7)%
Finance costs	(313)	(4,833)	(14,238)	(66.1)%	(1,091)	(16,831)	(31,438)	46.5%
Profit before taxation	36,611	564,994	455,748	24.0%	39,960	616,683	471,230	30.9%
Taxation	(11,024)	(170,130)	(126,329)	34.7%	(11,220)	(173,157)	(110,182)	57.2%
Profit for the period	$25,587	394,864	329,419	19.9%	$28,740	443,526	361,048	22.8%
Profit attributable to:
Owners of the parent	$16,775	258,875	214,036	20.9%	$18,784	289,882	236,930	22.3%
Non-controlling interests	8,812	135,989	115,383	17.9%	9,956	153,644	124,118	23.8%

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 and as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Comparison of Results for the Nine Months Ended November 30, 2020 and November 30, 2019
Revenue
Revenue increased by R243.5 million, or 17%, for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019. Subscription revenue increased by R249.9 million, or 18%, to R1,635.0 million (or 98% of total revenue) for the nine months ended November 30, 2020 from R1,385.1 million (or 97% of total revenue) for the nine months ended November 30, 2019. This was primarily due to a 14% increase in net subscribers to 1,246,089 from 1,088,745 for the relevant periods and an increase in ARPU to R153 for the nine months ended November 30, 2020 from R150 for the nine months ended November 30, 2019. Net subscriber growth decreased 9% to 119,574 for the nine months ended November 30, 2020 from 127,947 for the nine months ended November 30, 2019 due to higher gross subscriber cancellations when compared to the prior period. Despite the effects of the COVID-19 pandemic, we achieved gross subscriber additions of 257,070 for the nine months ended November 30, 2020, only 1% lower period over period, when compared to 260,335 for the nine months ended November 30, 2019.
Hardware and other revenue decreased 14% to R39.8 million (or 2% of total revenue) for the nine months ended November 30, 2020 from R46.2 million (or 3% of total revenue) for the nine months ended November 30, 2019 primarily as a result of the continuing trend of increasing bundled sales.
Cost of Sales
Cost of sales increased R41.0 million, or 10%, for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019. This was primarily due to an increase in the depreciation expense relating to the capitalization of telematics devices of R68.5 million as a result of an increase in bundled subscription sales, an increase in the accelerated depreciation on telematics devices relating to cancelled subscriptions as a result of the COVID-19 pandemic of R2.2 million, offset by a decrease in hardware cost of sales of R16.8 million. Other cost of sales decreased by R12.9 million primarily due to a decrease in non-capitalized technician costs, a decrease in warranty expenditure and a reduction in hardware and consumables used for repairs.
Other Income
Other income decreased R1.0 million, or 42%, for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019. This was primarily due to a decrease in the profit on disposal of property, plant and equipment of R0.5 million.
Expected Credit Losses on Financial Assets
Expected credit losses on financial assets increased R16.0 million, or 40%, for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019. This was primarily due to revenue growth in line with business growth offset by pandemic related bad debt expense in the first quarter of fiscal year 2021.
Operating Expenses
Operating expenses increased R87.9 million, or 18%, for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019 for the reasons set forth below:
Sales and Marketing
	For the Nine Months Ended November 30,			% Change
	2020	2020	2019
	(in U.S.$ thousands)(1)	(in R thousands)
Sales and Marketing	$10,635	164,131	133,815	22.7%
Sales and Marketing costs as a percentage of subscription revenue	—	10.0%	9.7%

(1)
For convenience purposes only, amounts in South African rand as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Sales and marketing costs increased by R30.3 million to R164.1 million for the nine months ended November 30, 2020 compared to R133.8 million for the nine months ended November 30, 2019. This increase was primarily due to sales and marketing salaries increasing by R19.1 million and marketing expenses increasing by R11.2 million as a result of increasing sales personnel and increasing the allocation of spend to direct and digital marketing during the pandemic.

Sales and marketing costs as a percentage of subscription revenue increased to 10.0% for the nine months ended November 30, 2020 compared to 9.7% for the nine months ended November 30, 2019.
General and Administration
	For the Nine Months Ended November 30,			% Change
	2020	2020	2019
	(in U.S.$ thousands)(1)	(in R thousands)
General and Administration	$24,064	371,351	334,525	11%
General and Administration as a percentage of subscription revenue	—	22.7%	24.2%	—

(1)
For convenience purposes only, amounts in South African rand as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

General and administration expenses increased by R36.8 million, or 11.0%, to R371.4 million for the nine months ended November 30, 2020 from R334.5 million for the nine months ended November 30, 2019. The increase was primarily due to the hiring of additional operational personnel of R25.5 million largely to support expansion, increase in depreciation and amortization of other property, plant and equipment and intangible assets of R13.4 million and an decrease in other expenses of R2.1 million.
General and administration expenses as a percentage of subscription revenue decreased to 22.7% for the nine months ended November 30, 2020 compared to 24.2% for the nine months ended November 30, 2019. The continued realization of economies of scale and increased staff productivity as a result of investment in internal systems resulted in a smaller increase in general and administration expenses than prior years, and accordingly, such expenses were a lower relative portion of subscription revenue compared to prior periods.
Research and Development
	For the Nine Months Ended November 30,			% Change
	2020	2020	2019
	(in U.S.$ thousands)(1)	(in R thousands)
Research and Development	$3,512	54,205	33,476	61.9%
Research and Development as a percentage of subscription revenue	—	3.3%	2.4%	—

(1)
For convenience purposes only, amounts in South African rand as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Research and development expenditure increased by 61.9% to R54.2 million for the nine months ended November 30, 2020 compared to R33.5 million for the nine months ended November 30, 2019. However, for the nine months ended November 30, 2020, R30.9 million was capitalized against new projects compared with R18.2 million being capitalized for the nine months ended November 30, 2019 resulting in total capital allocated to research and development being R85.1 million or 5.2% of subscription revenue for the nine months ended November 30, 2020 and R51.7 million or 3.7% of subscription revenue for the nine months ended November 30, 2019. Research and development costs as a percentage of subscription revenue increased to 3.3% for the nine months ended November 30, 2020 compared to 2.4% for the nine months ended November 30, 2019. The increase in total capital allocated to research and development is as a result of our sustained commitment to investment in our SaaS Platform.
Finance Income
Finance income increased R2.2 million, or 139.9%, for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019. This was primarily due to an increase in interest earned on positive bank balances during the period.
Finance Costs
Finance costs decreased R9.4 million, or 66.1%, for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019. This was primarily due to lower loan balances and reduced capitalized lease obligations.
Taxation
Our total effective tax rate for the nine months ended November 30, 2020 was 30.1%, which increased from 27.7% for the nine months ended November 30, 2019. This was primarily due to an increase in dividends withholding tax of R15.4 million, as well as additional operating entities becoming more profitable and as a result, taxable in the nine-month period.
Non-Controlling Interest
Net income attributable to non-controlling interest, which principally relates to the public shareholders in Cartrack Holdings Limited, increased by R20.6 million or 17.9%, for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019.
Segment Information
The following table sets forth our subscriber numbers by segment at the end of the periods presented.
	As of November 30,		% Change
	2020	2019
South Africa	961,775	841,161	14.3%
Africa-Other	61,678	60,040	2.7%
Europe	107,515	95,401	12.7%
Asia-Pacific, Middle East and USA	115,121	92,143	24.9%
Total by operating segment	1,246,089	1,088,745	14.5%
The following table sets forth our segment revenue for the periods presented.
	For the Nine Months Ended November 30,			% Change
	2020	2020	2019
	(in U.S.$ thousands)(1)	(in R thousands)
South Africa	$78,082	1,204,996	1,042,206	15.6%
Africa-Other	5,646	87,134	88,460	(1.5)%
Europe	10,881	167,926	127,129	32.1%
Asia-Pacific, Middle East and USA	13,915	214,746	173,528	23.8%
Total by operating segment	$108,524	1,674,802	1,431,323	17.0%

(1)
For convenience purposes only, amounts in South African rand as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S.

dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
The following table sets forth our segment subscription revenue for the periods presented.
	For the Nine Months Ended November 30,			% Change
	2020	2020	2019
	(in U.S.$ thousands)(1)	(in R thousands)
South Africa	76,583	1,181,860	1,013,343	16.6%
Africa-Other	5,069	78,228	80,921	(3.3)%
Europe	10,605	163,665	123,569	32.4%
Asia-Pacific, Middle East and USA	13,691	211,288	167,291	26.3%
Total by operating segment	105,948	1,635,041	1,385,124	18.0%

(1)
For convenience purposes only, amounts in South African rand as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

The following table sets forth our segment adjusted EBITDA for the periods presented. See Note 4 to the accompanying consolidated financial statements included elsewhere in this prospectus for additional information about segment adjusted EBITDA.
	For the Nine Months Ended November 30,			% Change
	2020	2020	2019
	(in U.S.$ thousands)(1)	(in R thousands)
South Africa	$43,136	665,694	556,389	19.6%
Africa-Other	2,176	33,577	33,272	0.9%
Europe	5,394	83,245	59,809	39.2%
Asia-Pacific, Middle East and USA	4,719	72,825	49,504	47.1%
Total by operating segment	$55,425	855,341	698,974	22.4%

(1)
For convenience purposes only, amounts in South African rand as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

South Africa
Segment revenue for South Africa increased R162.8 million, or 16%, for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019, primarily due to a 17% increase in subscription revenue of R168.5 million as a result of net subscriber growth of 120,614 as of November 30, 2020 compared to November 30, 2019 and an increase in ARPU to R143 for the nine months ended November 30, 2020 from R142 for the prior comparative period. This was partially offset by a decrease in hardware and other revenue of R5.7 million due to a higher proportion of bundled subscription sales resulting in the total revenue growth percentage being lower than subscription revenue growth.

Segment adjusted EBITDA increased R109.3 million, or 20%, for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019 as a result of subscription revenue growth and improved efficiencies from our recently deployed proprietary internal platform.
Africa-Other
Segment revenue for Africa-Other decreased by R1.3 million or 1% for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019, primarily due to a decrease in subscription revenue of R2.7 million, which offset an increase in hardware and other revenue of R1.4 million.
The decrease in subscription revenue of R2.7 million was primarily due to a decrease in ARPU to R143 for the nine months ended November 30, 2020 from R154 for the prior comparative period against subscriber growth of 1,638 commercial fleet management subscribers as of November 30, 2020 compared to November 30, 2019. The decrease in ARPU was a result of currency movements and COVID-19 related discounts.
Segment adjusted EBITDA was 1% higher for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019 primarily as a result of our ongoing cost control initiatives to cut non-performing and expensive management overhead.
Europe
Segment revenue for Europe increased R40.8 million, or 32%, for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019, primarily due to an increase in subscription revenue of R40.1 million and an increase in hardware and other revenue of R0.7 million.
The increase in subscription revenue was primarily due to net subscriber growth of 12,114 in commercial fleet management subscribers as of November 30, 2020 compared to November 30, 2019, and an increase in ARPU to R176 for the nine months ended November 30, 2020 from R154 compared to the nine months ended November 30, 2019 primarily due to currency movements.
Segment adjusted EBITDA was 39% higher for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019 primarily as a result of increased earnings as a result of subscriber growth, improved operational efficiencies and currency strength.
Asia-Pacific, Middle East and USA
Segment revenue for Asia-Pacific, Middle East and USA increased R41.2 million, or 24%, for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019, due to a 26% increase in subscription revenue of R44.0 million primarily due to continued strong net subscriber growth in Thailand. This growth was partially offset by a 45% decrease in hardware and other revenue of R2.8 million due to a higher proportion of bundled subscription sales.
The increase in subscription revenue was primarily due to net subscriber growth of 22,978 in commercial fleet management subscribers as of November 30, 2020 compared to November 30, 2019, which was offset by a slight decrease in ARPU to R220 for the nine months ended November 30, 2020 compared to R221 for the nine months ended November 30.
Segment adjusted EBITDA was 47% higher for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019 as a result of this strong growth in subscribers and subscription revenue together with cost management initiatives.
Our investment in the United States is strategic in nature, as it continues to yield key insights that have positively contributed to the Company, despite its relative size.
Comparison of Results for the Year Ended February 29, 2020 and February 28, 2019
Revenue
Revenue increased R249 million, or 15%, for the year ended February 29, 2020 compared to the year ended February 28, 2019. Subscription revenue increased by R367 million, or 24%, to R1,887.7 million (or

97% of total revenue) for the year ended February 29, 2020 from R1,520.5 million (or 90% of total revenue) for the year ended February 28, 2019. This was primarily due to a 17% increase in net subscribers from 960,798 to 1,126,515 for the relevant periods and an increase in ARPU from R148 for the year ended February 28, 2019 to R151 for the year ended February 29, 2020. Net subscriber growth decreased 21% from 209,418 for the year ended February 28, 2019 to 165,717 for the year ended February 29, 2020 due to higher gross subscriber cancellations when compared to the prior year. Despite the decrease in net subscriber growth, we achieved year-over-year growth in gross subscriber additions of 5%.
Hardware and other revenue decreased 69% to R54.2 million (or 3% of total revenue) for the year ended February 29, 2020 from R172.2 million (or 10% of total revenue) for the year ended February 28, 2019 primarily as a result of a higher proportion of bundled subscription sales.
Cost of Sales
Cost of sales increased R90.1 million, or 19%, for the year ended February 29, 2020 compared to the year ended February 28, 2019. This was primarily due to an increase in the depreciation expense relating to the capitalization of telematics devices of R51.3 million, offset by a decrease in hardware cost of sales of R44.6 million, each as a result of an increase in bundled subscription sales and reduced hardware costs. Other cost of sales increased by R83.4 million with increases in GSM communication costs, asset recovery costs, mapping costs and partner commissions, partially offset by a reduction in non-capitalized technical installation costs, in line with the increase in subscribers from period to period.
Other Income
Other income decreased R4.4 million, or 70%, for the year ended February 29, 2020 compared to the year ended February 28, 2019. This was primarily due to a decrease in the profit on sale of fixed assets of R1.6 million.
Expected Credit Losses on Financial Assets
Expected credit losses on financial assets increased R9.7 million, or 21%, for the year ended February 29, 2020 compared to the year ended February 28, 2019. This was primarily due to an increase in expected credit losses in the Africa-Other, Asia-Pacific, Middle East and USA and the European segments of R6.5 million, R3.8 million and R1.2 million respectively while expected credit losses on financial assets decreased in South Africa by R1.8 million.
Operating Expenses
Operating expenses increased R14.0 million, or 2.1%, for the year ended February 29, 2020 compared to the year ended February 28, 2019 for the reasons set forth below:
Sales and Marketing
	For the Year Ended February 28/29,
	2020	2020	2019	% Change
	(in U.S.$ thousands)(1)	(in R thousands)
Sales and Marketing	$11,526	177,870	177,351	0.3%
Sales and Marketing costs as a percentage of subscription revenue	—	9%	12%	—

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Sales and marketing costs remained largely flat despite our gross subscriber additions growing 5% from 342,238 for the year ended February 29, 2020 to 325,426 for the year ended February 28, 2019. The R0.5 million increase was due to sales and marketing salaries increasing by R7.2 million, partially offset by a decrease in marketing expenses by R6.7 million as a result of a planned slow-down in sales headcount growth and greater marketing spend efficiency.
Sales and marketing costs as a percentage of subscription revenue fell to 9% for the year ended February 29, 2020 compared to 12% for the year ended February 28, 2019.
General and Administration
	For the Year Ended February 28/29,
	2020	2020	2019	% Change
	(in U.S.$ thousands)(1)	(in R thousands)
General and Administration	$29,833	460,402	443,562	3.8%
General and Administration as a percentage of subscription revenue	—	24.4%	29.2%	—

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

General and administration expenses increased by 3.8% to R460.4 million for the year ended February 29, 2020 from R443.6 million for the year ended February 28, 2019. The increase in general and administration expenses was due to R10.8 million in expenses incurred by Karooooo Ltd., which were mostly expenses which were non-operating in nature, such as bank charges, custody fees, legal and professional fees, loan arrangement fees, and exchange losses relating to the corporate operations of Karooooo Ltd.
General and administration expenses as a percentage of subscription revenue fell to 24.4% for the year ended February 29, 2020 compared to 29.2% for the year ended February 28, 2019. The realization of economies of scale and increased staff productivity as a result of investment in internal systems resulted in a smaller increase in general and administration expenses than prior years, and accordingly, such expenses were a lower relative portion of subscription revenue compared to prior periods.
Research and Development
	For the Year Ended February 28/29,
	2020	2020	2019	% Change
	(in U.S.$ thousands)(1)	(in R thousands)
Research and Development	$2,911	44,924	48,284	(7.0)%
Research and Development as a percentage of subscription revenue	—	2%	3%	—

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Research and development expenditure decreased by 7.0% to R44.9 million for the year ended February 29, 2020 compared to R48.3 million for the year ended February 28, 2019. However, for the year ended February 29, 2020, R31.2 million was capitalized against new projects compared with R13.6 million being capitalized for the year ended February 28, 2019. Research and development costs as a percentage of subscription revenue fell to 2% for the year ended February 29, 2020 compared to 3% for the year ended February 28, 2019. While research and development expenses charged to operating expenses decreased year-over-year, total capital allocated to research and development increased as a result of the increase in capitalized expenditures.
Finance Income
Finance income decreased R0.2 million, or 6%, for the year ended February 29, 2020 compared to the year ended February 28, 2019. This was primarily due to a decrease in interest earned on positive bank balances during the course of the year.
Finance Costs
Finance costs decreased R14.6 million, or 46%, for the year ended February 29, 2020 compared to the year ended February 28, 2019. This was primarily due to a decrease in interest paid on installment sale obligations of R0.6 million relating to the purchase of motor vehicles for our mobile workshops, a decrease in interest paid on late tax payment of R4.9 million and a decrease in interest paid on bank overdraft facilities of R15.9 million as a result of higher average bank and cash balances when compared to the prior year, partially offset by an increase in interest paid in interest bearing loans of R6.8 million.
Taxation
Our total effective tax rate for the year ended February 29, 2020 was 28.1%, which increased from 23.4% for the year ended February 28, 2019. This was primarily as a result of a tax overprovision for the year ended February 28, 2018 relating to commission expenses believed to be non-deductible at the time of computing the tax accrual. These expenses were subsequently determined to be deductible for tax purposes on assessment by the relevant tax authorities. See Note 23 to the accompanying consolidated financial statements included elsewhere in this prospectus for a detailed reconciliation of the taxation expense.
Non-Controlling Interest
Net income attributable to non-controlling interest, which principally relates to the public shareholders in Cartrack Holdings Limited, increased by R29.5 million or 23.8%, for the year ended February 29, 2020 compared to the year ended February 28, 2019.
Segment Information
The following table sets forth our subscriber numbers by segment at the end of the periods presented.
	As of February 28/29,
	2020	2019	% Change
South Africa	868,736	745,555	16.5%
Africa-Other	60,128	56,370	6.7%
Europe	98,928	82,743	19.6%
Asia-Pacific, Middle East and USA	98,723	76,130	29.7%
Total by operating segment	1,126,515	960,798	17.2%

The following table sets forth our segment revenue for the periods presented.
	For the Year Ended February 28/29,
	2020	2020	2019	% Change
	(in U.S.$ thousands)(1)	(in R thousands)
South Africa	$91,849	1,417,465	1,245,746	13.8%
Africa-Other	7,515	115,974	115,637	0.3%
Europe	11,227	173,266	147,592	17.4%
Asia-Pacific, Middle East and USA	15,240	235,188	183,733	28.0%
Total by operating segment	$125,831	1,941,893	1,692,708	14.7%

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

The following table sets forth our segment subscription revenue for the periods presented.
	For the Year Ended February 28/29,
	2020	2020	2019	% Change
	(in U.S.$ thousands)(1)	(in R thousands)
South Africa	$89,680	1,383,980	1,116,829	23.9%
Africa-Other	6,932	106,977	97,605	9.6%
Europe	10,906	168,314	142,204	18.4%
Asia-Pacific, Middle East and USA	14,803	228,446	163,902	39.4%
Total by operating segment	$122,321	1,887,717	1,520,540	24.1%

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

The following table sets forth our segment adjusted EBITDA for the periods presented. See Note 4 to the accompanying consolidated financial statements included elsewhere in this prospectus for additional information about segment adjusted EBITDA.
	For the Year Ended February 28/29,
	2020	2020	2019	% Change
	(in U.S.$ thousands)(1)	(in R thousands)
South Africa	$48,419	747,229	607,285	23.0%
Africa-Other	2,728	42,098	41,628	1.1%
Europe	5,299	81,782	57,642	41.9%
Asia-Pacific, Middle East and USA	4,301	66,376	31,879	108.2%
Total by operating segment	$60,747	937,485	738,434	27.0%

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S.

dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
South Africa
Segment revenue for South Africa increased R171.7 million, or 14%, for the year ended February 29, 2020 compared to the year ended February 28, 2019, primarily due to a 24% increase in subscription revenue of R267.2 million as a result of net subscriber growth of 123,181 and an increase in ARPU to R143 for the year ended February 29, 2020 from R141 for the prior year period. This was partially offset by a decrease in hardware and other revenue of R95.4 million due to a higher proportion of bundled subscription sales resulting in the total revenue growth percentage being lower than subscription revenue growth.
Segment adjusted EBITDA increased R139.9 million, or 23%, for the year ended February 29, 2020 compared to the year ended February 28, 2019 as a result of subscription revenue growth and cost control.
Africa-Other
Segment revenue for Africa-Other remained flat for the year ended February 29, 2020 compared to the year ended February 28, 2019, primarily due to an increase in subscription revenue of R9.4 million, which was offset by a decrease in hardware and other revenue of R9.0 million due to a higher proportion of bundled subscription sales.
The increase in subscription revenue of R9.4 million was primarily due to net subscriber growth of 3,758 in commercial fleet management subscribers, and an increase in ARPU to R153 for the year ended February 29, 2020 from R147 for the prior year period.
Segment adjusted EBITDA was 1% higher for the year ended February 29, 2020 compared to the year ended February 28, 2019 primarily as a result of our cost control initiatives to cut non-performing and expensive management overhead.
Europe
Segment revenue for Europe increased R25.7 million, or 17%, for the year ended February 29, 2020 compared to the year ended February 28, 2019, primarily due to an increase in subscription revenue of R26.1 million, partially offset by a decrease in hardware and other revenue of R0.4 million due to a higher proportion of bundled subscription sales.
The increase in subscription revenue was primarily due to net subscriber growth of 16,185 in commercial fleet management subscribers, and an increase in ARPU to R154 for the year ended February 29, 2020 from R153 in the prior year period.
Segment adjusted EBITDA was 42% higher for the year ended February 29, 2020 compared to the year ended February 28, 2019 primarily as a result of lower operating expenses through a reduction in non-productive salaries in general and administration, and sales and marketing.
Asia-Pacific, Middle East and USA
Segment revenue for Asia-Pacific, Middle East and USA increased R51.5 million, or 28%, for the year ended February 29, 2020 compared to the year ended February 28, 2019, primarily due to a 39% increase in subscription revenue of R64.5 million primarily due to strong net subscriber growth in Thailand. This growth was partially offset by a decrease in hardware and other revenue of R13.1 million due to a higher proportion of bundled subscription sales.
The increase in subscription revenue was primarily due to net subscriber growth of 22,593 in commercial fleet management subscribers, and an increase in ARPU to R218 for the year ended February 29, 2020 from R216 in the prior year period.

Segment adjusted EBITDA was 108.0% higher for the year ended February 29, 2020 compared to the year ended February 28, 2019 as a result of the strong growth in subscribers and subscription revenue together with cost management initiatives.
Our investment in the United States is strategic in nature, as it continues to yield key insights that have positively contributed to the Company, despite its relative size.
Quarterly Financial Information and Other Information
The following table sets forth our unaudited quarterly financial information for each of the eight most recent quarters for the period ended November 30, 2020. We have prepared the unaudited quarterly financial information on a consistent basis with the consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited quarterly financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of results for a full year or for any future period.
	Three Months Ended
	February 28, 2019	May 31, 2019	August 30, 2019	November 30, 2019	February 29, 2020	May 31, 2020	August 30, 2020	November 30, 2020
	(in R thousands)
Revenue	461,976	468,339	469,819	493,165	510,570	534,991	551,144	588,667
Subscription Revenue	410,652	441,496	455,264	488,364	502,593	526,289	541,563	567,189
Hardware & Installation Revenue	40,683	20,628	13,315	3,303	358	5,936	5,695	16,886
Other revenue	10,641	6,215	1,240	1,498	7,619	2,766	3,886	4,592
Cost of sales	(147,772)	(143,152)	(139,145)	(140,963)	(151,510)	(144,807)	(153,039)	(166,401)
Gross profit	314,204	325,187	330,674	352,202	359,060	390,184	398,105	422,266
Other income	2,576	1,320	7	1,012	(472)	178	340	838
Expected credit losses on financial assets	(17,783)	(12,693)	(12,660)	(14,853)	(14,666)	(27,330)	(10,734)	(18,185)
Operating expenses
Sales and Marketing	(54,160)	(43,468)	(45,341)	(45,006)	(44,055)	(49,779)	(52,522)	(61,830)
General and Administration	(110,111)	(100,192)	(114,388)	(119,945)	(125,877)	(112,932)	(127,820)	(130,599)
Research and Development	(7,005)	(11,237)	(11,743)	(10,496)	(11,448)	(18,051)	(21,882)	(14,272)
Total operating expenses	(171,276)	(154,897)	(171,472)	(175,447)	(181,380)	(180,762)	(202,224)	(206,701)
Operating profit	127,721	158,917	146,549	162,914	162,542	182,270	185,487	198,218
Finance income	533	596	568	442	986	1,443	1,027	1,382
Finance costs	(10,355)	(6,786)	(4,223)	(3,229)	(2,593)	(1,577)	(1,760)	(1,496)
Profit before taxation	117,899	152,727	142,894	160,127	160,935	182,136	184,754	198,104
Taxation	(20,628)	(40,602)	(42,030)	(43,697)	(46,828)	(49,279)	(55,629)	(65,222)
Profit for the period	97,271	112,125	100,864	116,430	114,107	132,857	129,125	132,882
Profit attributable to:
Owners of the parent	62,454	74,115	62,465	77,456	75,846	87,741	83,736	87,398
Non-controlling interests	34,817	38,010	38,399	38,974	38,261	45,116	45,389	45,484
The following table shows selected operating metrics for the eight fiscal quarters indicated. For definitions of our key operating metrics, see “— Key Business Metrics and non-IFRS Measures” above.

	As at
	February 28, 2019	May 31, 2019	August 30, 2019	November 30, 2019	February 29, 2020	May 31, 2020	August 30, 2020	November 30, 2020
Subscribers	960,798	990,073	1,038,970	1,088,745	1,126,515	1,133,547	1,175,173	1,246,089
Annualized Recurring Revenue (in R thousands)	1,674,522	1,787,245	1,855,319	2,020,420	2,021,880	2,106,111	2,212,548	2,372,705
In the table below, we have provided a reconciliation of Adjusted EBITDA to our profit for the quarter, the most directly comparable financial measure calculated and presented in accordance with IFRS. For more information regarding the definition and our use of Adjusted EBITDA, see “Selected Financial and Other Information.”
	Three Months Ended
	February 28, 2019	May 31, 2019	August 30, 2019	November 30, 2019	February 29, 2020	May 31, 2020	August 30, 2020	November 30, 2020
	(in R thousands)
Profit for the period	97,271	112,125	100,864	116,430	114,107	132,857	129,125	132,882
Less: Finance Income	(533)	(596)	(568)	(442)	(986)	(1,443)	(1,027)	(1,382)
Add: Finance Costs	10,355	6,786	4,223	3,229	2,593	1,577	1,760	1,496
Add: Taxation	20,628	40,602	42,030	43,697	46,828	49,279	55,629	65,222
Add: Depreciation and Amortization	65,809	76,898	72,531	70,561	75,772	84,004	103,941	101,120
EBITDA	193,530	235,815	219,080	233,475	238,314	266,274	289,428	299,338
Add: Corporate(1)	—	—	10,399	205	197	59	83	159
Adjusted EBITDA	193,530	235,815	229,497	233,680	238,511	266,333	289,511	299,497

(1)
We define Corporate as the corporate expenses of Karooooo Ltd. which include bank charges, custody fees, legal and professional fees, loan arrangement fees, certain withholding taxes and exchange losses.

Liquidity and Capital Resources
Since our inception, we have financed our operations and capital expenditures primarily through the cash flows generated by operations and borrowings available under our term loan facilities. Our principal sources of liquidity following this offering are expected to be our cash generated from operations, cash and cash equivalents on hand and borrowings available under our term loan facility. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled R66.7 million as of November 30, 2020.
We believe that our cash generated from operations, cash and cash equivalents on hand and availability under our term loan facility will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. In addition, we may choose to raise additional funds at any time through equity or debt financing arrangements, if required for additional working capital, capital expenditures or other strategic investments. Our belief concerning liquidity is based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of credit or other sources of financing may be reduced, and our liquidity could be adversely affected. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of this prospectus titled “Risk Factors.” Depending on the severity and direct impact of these factors on us, we may be unable to secure additional financing to meet our operating requirements on terms favorable to us, or at all.
For a discussion of the impact of COVID-19 on our liquidity, see “— COVID-19 Pandemic” above.

The following table sets forth our cash flows for the period indicated:
	For the Nine Months Ended November 30,			% Change	For the Year Ended February 28/29,			% Change
	2020	2020	2019		2020	2020	2019
	(in U.S.$ thousands)(1)	(in R thousands)			(in U.S.$ thousands)(1)	(in R thousands)
Net cash generated from operating activities	$46,281	714,234	664,465	7.5%	$58,398	901,224	472,258	90.8%
Net cash utilized from investing activities	(21,475)	(331,411)	(322,234)	2.8%	(27,697)	(427,436)	(429,215)	0.4%
Net cash (utilized)/generated from financing activities	(30,443)	(469,811)	(257,180)	82.7%	(23,861)	(368,230)	83,406	(541.5)%

(1)
For convenience purposes only, amounts in South African rand as of February 29, 2020 and as of November 30, 2020 have been translated to U.S. dollars using an exchange rate of R15.4325 to U.S.$1.00, the exchange rate for U.S. dollars at November 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Operating Activities
Strong net cash generated from operating activities is an important factor in supporting our robust business model, and is an indication of our ability to provide the capital necessary to invest in subscriber growth and territorial expansion.
Net cash generated from operating activities increased R49.8 million, or 7.5%, for the nine months ended November 30, 2020 compared to the nine months ended November 30, 2019, primarily due to an increase in cash generated from operations before working capital changes of R180.0 million and an increase in working capital (relating to inventory, trade receivables and trade payables) of R23.6 million due to a strategic investment into additional inventory, with an increase in trade receivables and payables in line with business growth. This was partially offset by a decrease in the amounts received in advance of R67.8 million, an increase in the cash flows associated with capitalized sales commissions of R16.8 million and an increase in taxation paid of R26.1 million.
Net cash generated from operating activities increased R429.0 million, or 90.8%, for the year ended February 29, 2020 compared to the prior year period, primarily due to an increase in cash generated from operations before working capital changes of R201.2 million, an improvement in working capital management (relating to inventory, trade receivables and trade payables) of R88.5 million. The investment into internal systems has resulted in improved efficiency, productivity and effectiveness of credit control which has had a positive effect on collections and trade receivables and our next generation hardware has a lower manufactured cost allowing us to hold an optimal level of inventory at a lower cost. This was partially offset by an increase in amounts received in advance of R122.1 million, a decrease in the cash flows associated with capitalized sales commissions of R7.0 million and an increase in taxation paid of R3.8 million.
Investing Activities
Net cash utilized by investing activities increased R9.2 million, or 2.8%, for the nine months ended November 30, 2020 compared to the prior nine-month period, primarily due to a decrease in capitalized property, plant and equipment of R0.2 million, an increase in capitalized research and development costs of R13.6 million and an increase in proceeds from the disposal of property, plant and equipment of R4.3 million.

Net cash utilized by investing activities decreased R1.8 million, or 0.4%, for the year ended February 29, 2020 compared to the prior year period, primarily due to an increase in capitalized telematics devices of R15.5 million, a decrease in capitalized other property, plant and equipment of R48.8 million, an increase in capitalized research and development costs of R20.6 million and a loan to a related party of R11.0 million.
Financing Activities
Net cash utilized by financing activities increased R212.6 million, or 82.7%, for the nine months ended November 30, 2020 compared to the prior nine-month period, primarily due to dividends paid of R409.0 million during the period.
Net cash utilized by financing activities decreased R451.6 million, or 541.5%, for the year ended February 29, 2020 compared to the prior year period, primarily due to the repayment of interest-bearing loans of R217.8 million as well as due to dividends paid of R92.0 million.
Indebtedness
Term Loan Facility
General
Our wholly owned subsidiary, Cartrack Proprietary Limited, entered into a term loan facility (the “Term Loan Facility”) with Rand Merchant Bank pursuant to a facilities agreement, in December 2019 between Cartrack Proprietary Limited as borrower and FirstRand Bank Limited (acting through its Rand Merchant Bank division). The Term Loan Facility consists of an uncommitted term facility of R550 million and a committed term facility of R50 million.
As of February 29, 2020, R550 million was available for borrowing under the uncommitted term facility and R47.24 million was available for borrowing under the committed term facility. The uncommitted term facility matures in a period of three years from the utilization date and the committed term facility matures on January 31, 2025.
Interest Rate
Both facilities bear interest at the South African prime rate less 1.70%.
Cartrack Proprietary Limited has no obligations to prepay loans under our Term Loan Facility and may voluntarily prepay our Term Loan Facility, in whole or in part, subject to certain penalties and restrictions.
Covenants
The Term Loan Facility contains certain financial maintenance covenants as well as customary negative covenants, including, but not limited to, restrictions on Cartrack Proprietary Limited and its restricted subsidiaries’ ability to merge and consolidate with other companies, incur indebtedness, make investments, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates.
Events of Default
The Term Loan Facility provides that, upon the occurrence of certain events of default, Cartrack Proprietary Limited's obligations under the Term Loan Facility may be accelerated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, breach of the financial maintenance covenants, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgements, certain change of control events and other customary events of default.

Security and Guarantees
Cartrack Proprietary Limited’s borrowings under the Term Loan Facility are guaranteed by Cartrack Holdings Limited and Cartrack Manufacturing Proprietary Limited. Security has been provided in the form of a pledge and cession by the borrower and the guarantors of certain rights in favor of the lender.
The Term Loan Facility was terminated and all outstanding borrowings were repaid in full in February 2021.
Euro Denominated Loan
Our wholly owned subsidiary, Cartrack Portugal, S.A., has a €1.5 million loan from Caixa Geral de Depositos S.A. pursuant to the loan agreement dated December 14, 2018 by and between Cartrack Portugal S.A. and Caixa Geral de Depositos S.A. The loan bears interest at a rate of 3.00% and payment on the loan is due in equal monthly installments over a five-year period. As of February 29, 2020, R20.2 million remained outstanding under the loan.
Revolving Credit Facility
General
In February 2021, Cartrack Proprietary Limited entered into a revolving credit facility agreement (the “Revolving Credit Facility”) with The Standard Bank of South Africa Limited (“Standard Bank”). The Revolving Credit Facility consists of a R925 million revolving credit funding facility, which includes an uncommitted term facility of R850 million and a committed term facility of R75 million. Each facility matures in a period of three years from the utilization date. As of the date of this prospectus, there were no borrowings under the Revolving Credit Facility.
Interest Rate
Both facilities bear interest at the Johannesburg Interbank Average Rate plus 2.05%, provided that with respect to the uncommitted term facility, such rate is subject to variation as determined by Standard Bank in its sole discretion dependent on prevailing market conditions at the time of utilization, as notified by the Standard Bank to the Cartrack Proprietary Limited by no later than the applicable utilization date. Cartrack Proprietary Limited has no obligations to prepay loans under our Revolving Credit Facility and may voluntarily prepay the Revolving Credit Facility, in whole or in part, subject to certain penalties and restrictions.
Covenants
The Revolving Credit Facility contains certain financial maintenance covenants as well as customary negative covenants, including, but not limited to, restrictions on Cartrack Proprietary Limited and its restricted subsidiaries’ ability to merge and consolidate with other companies, incur indebtedness, make investments, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates.
Events of Default
The Revolving Credit Facility provides that, upon the occurrence of certain events of default, Cartrack Proprietary Limited’s obligations under the agreement and its obligations under the Term Loan Facility may be accelerated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, breach of the financial maintenance covenants, cross-defaults to other material indebtedness, the suspension or cessation of a material part of the business of Cartrack Proprietary Limited, litigation which is reasonably likely to have a material adverse effect and other customary events of default.
Security and Guarantees
Cartrack Proprietary Limited’s borrowings under the Term Loan Facility are guaranteed by Cartrack Holdings Limited and Cartrack Manufacturing Proprietary Limited. Security has been provided in the form of a pledge and cession by the borrower and the guarantors of certain rights in favor of the lender.

Overdraft Facility
In February 2021, Cartrack Proprietary Limited entered into an unsecured R75 million overdraft facility with Mercantile Bank, a division of Capitec Bank Limited (“Mercantile Bank”), pursuant to the Addendum to the Short Term Facility Letter dated February 12, 2021 by and between Cartrack Proprietary Limited and Merchant Bank (the “Overdraft Facility”). Amounts due under the Overdraft Facility bear interest at Mercantile Bank’s prime lending rate, which as of the date of this prospectus was 7.00%, and the overdraft facility expires on January 31, 2022. As of the date of this prospectus, R35 million was outstanding under the Overdraft Facility.
Contractual Obligations
The following table summarizes our contractual obligations as of February 29, 2020.
	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in R thousands)
Interest-bearing loans(1)(2)(3)	25,177	5,583	11,166	4,810	3,618
Capitalized lease liabilities(2)	108,974	49,532	40,428	6,378	12,636
Trade and other payables(2)	148,812	148,812	—	—	—
Loans(2)	8,362	8,362	—	—	—
Total	291,325	212,289	51,594	11,188	16,254

(1)
Includes scheduled principal payments on bank debt outstanding as of February 29, 2020. Additional information about our bank borrowings is included in Note 30.2 to the audited consolidated financial statements included elsewhere in this prospectus.

(2)
Includes interest payments.

(3)
This amount does not include the amounts drawn under the Orient Victoria Loan. The loan bears interest at a rate of 1.25% per annum and has no fixed terms of repayment. As of December 31, 2020, we had outstanding borrowings of $58.5 million under the loan. We may not declare any dividends until such time that any outstanding amounts under the loan, including any accrued and unpaid interest, have been paid in full.

Off-Balance Sheet Arrangements
We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose, and structured finance entities.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates and interest rates.
Please refer to Note 30 to the accompanying consolidated financial statements included elsewhere in this prospectus for information about quantitative and qualitative disclosures about market risk.
Foreign Currency Risk
Foreign currency risk primarily relates to the extent that sales, purchases, and borrowings of our foreign operations are denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded by us. Assets and liabilities arising from such transactions are translated into the legal entity’s functional currency using the exchange rate in effect at the balance sheet date. Income and expenses are translated using the average exchange rate over the relevant period. Any gain or loss resulting from currency fluctuations is recorded on a separate line in our consolidated statements of operations.
For the year ended February 29, 2020, 27% of our revenue and 40% of our operating expenses were generated by subsidiaries whose functional currency is not the South African rand and therefore are subject to foreign currency translation exposure.
Currently, our largest foreign currency exposures are those with respect to the Euro, Mozambican metical, the Singapore dollar, Polish zloty and US dollar. Relative to foreign currency exposures existing at February 29, 2020, a 10% unfavorable movement in foreign currency exchange rates would expose us to losses in earnings. For the year ended February 29, 2020, we estimated that a 10% unfavorable movement in foreign currency exchange rates would have decreased pre-tax income by R0.9 million. The estimates used assume that all currencies move in the same direction at the same time. The potential change noted above is based on a sensitivity analysis performed on our financial position as of February 29, 2020. We have experienced and we will continue to experience fluctuations in our net income (loss) as a result of revaluing our assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability.
At this time, we do not hedge our foreign currency risk.
Interest Rate Risk
Interest rate risk primarily relates to our loan obligations with variable interest rates. For example, amounts outstanding under our Term Loan Facility accrue interest at variable rates linked to the South African prime rate and expose us to interest rate risk. Short-term deposits held at banking institutions also carry interest rates at prevailing market conditions.
An increase of 100 basis points at February 29, 2020 would have resulted in R1.95 million in additional interest income.
We have not entered into any financial instruments to mitigate interest rate risk.
Credit Risk
Credit risk primarily results from when a customer fails to meet its contractual obligations, and arises principally from our receivables from customer, cash deposits and cash equivalents. Credit risk is managed by each subsidiary subject to our policies and procedures. A significant percentage of our individual customers pay via direct debit in order to minimize our credit risk.
We evaluate credit risk relating to customers on an ongoing basis using independent ratings, or if independent ratings are not available, we assess the credit quality of our customers by taking into account their financial position, past experience and other factors, including the default risk associated with the country in which the customer operates. Individual risk limits are set based on internal or external ratings in accordance with limits set by our board of directors. The utilization of credit limits is regularly monitored.
We do not have any significant credit risk exposure to any single customer or any group of customers having similar characteristics.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with IFRS. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions.

Please refer to Note 2.1 to the accompanying consolidated financial statements included elsewhere in this prospectus for information about the critical accounting policies, as well as note 2.2 for a description of our other significant accounting policies.
Useful life of Capitalized Telematics Devices and Capitalized Commission Assets
We complete a detailed assessment annually on the expected life cycle of subscriber contracts across the Company. The continued growth in our customer base over the past few years has provided a more comprehensive database of information and more certainty to support the assessment of the average useful life of subscriber contracts with customers. On the basis of such information, there has been no change to the estimated average useful life of 60 months of a subscriber contract for the year ended February 29, 2020. Contracts which terminate prior to 60 months result in accelerated depreciation of the underlying capitalized telematics devices and capitalized commission assets being recognized immediately.
Impairment of Financial Assets
We perform an impairment analysis at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days since invoicing for the various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome based on reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future conditions.
Goodwill
We test goodwill for impairment on an annual basis. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations are performed internally by the group and require the use of various estimates and assumptions regarding discount rates and the future financial performance of the cash-generating units.
Recent Accounting Pronouncements
A discussion of new accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included in Note 3 — New standards and interpretations of our consolidated financial statements included elsewhere in this prospectus.
Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act.
We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon (A) the last day of the fiscal year in which we had more than $1.07 billion in annual revenue, (B) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of the prior June 30th, or (C) the date on which we have issued more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. To the extent that we take advantage of these reduced reporting burdens, the information that we provide shareholders may be different than you might obtain from other public companies in which you hold equity interests.

FOUNDER’S LETTER
At an early age, I experienced a frenetic pace of life. I was born in Portugal and later moved to Mozambique. When I was 8 years old, my family escaped the ensuing revolution by immigrating to South Africa. In an effort to instill a strong work ethic, my father kept me and my four brothers working every weekend in our formative years. I became a veteran of change and challenge, and adapting quickly and focusing on the future became my pillars.
In 1994, after two vehicles were stolen from me, I began working in the telematics industry which was then in its infancy. I established a prominent independent distribution network in South Africa and operations in neighboring countries for a current competitor. Continuously frustrated with the status quo and the lack of scalable technology, I set out to establish Cartrack in 2001.
I developed the original Cartrack technology with Johan de Wet, the late Nick van der Walt and Nicolaas Geldenhuys. We went to market in June 2004, backed by an innovative and scalable technology system, prudent business model and culture that I believed would quickly distinguish us from our competitors. I refer to this as our recipe, the CartrackWay. Nothing fanciful, very simple, totally vertically integrated, but strangely enough difficult to copy.
Our Culture
Customer First.    Our overall brand experience, customer facing technology and modus operandi are built on continuous user feedback. The customer care, support and collections departments are our daily barometers of customer satisfaction and demands. We rigorously monitor the cost of acquiring customers and the cost of keeping them live on our platform. We are driven by actionable data but only generate reports that will lead us to improving our business. We relentlessly chase improvements to our internal systems and procedures to increase both the productivity of our staff and the integration of our departments.
Innovation.   The CartrackWay was founded on the acknowledgement of the importance of a dedicated and robust team. Our management is innovative, intuitive and entrepreneurial. Their owner-oriented mindset flows to our colleagues in the finance and data departments, who have the strong mathematical aptitude to balance risks and opportunities.
Meritocracy and Transparency.   We only promote employees who are customer-centric, demanding, real, connected and market driven. We require transparency, integrity, a sense of urgency and attention to detail. Most importantly, we accept that our teammates may break things while striving for improvement, but we demand quick remedy and are focused our goals. From a young age, I learned that the best value contributors are not boastful, fanciful, discriminatory or complicated. We have strong staff loyalty and seek to limit turnover for employees that have been at Cartrack for over a year.
Centralized Decision Making.   I believe in centralized decision making with quick turnaround times, open communication, sleek systems, streamlined processes and motivated staff. Fundamentally, the CartrackWay is based on fewer meetings and strong systems and control.
Loyalty.   We are loyal to our suppliers, while seeking to ensure we are always in a mutually beneficial partnership. We have a lean operation so that we can balance long-term pricing and margin protection with offering the best value-for-money proposition to our customers.
After a decade of success in gaining market share in South Africa, the rest of Africa and part of Europe, we noticed the large and long-term opportunity in Asia-Pacific. In 2014, I relocated to Singapore, a strategic move to further expand our footprint in Asia. We believe Singapore provides us with access to an abundance of talent and an ideal location from which to penetrate the Asian market opportunity.
After being in the industry for 26 years, I believe that we are only just commencing our journey. We believe that U.S. investors will appreciate our vertically integrated SaaS platform and the opportunity that lies ahead of us. We view listing on the Nasdaq as expanding our reach to diversified and sophisticated investors that understand our business which in turn, will assist us in attracting customers and talent and help us generate value for our shareholders as we continue to grow the Cartrack brand.
Zak Calisto

BUSINESS
Overview
Cartrack is a leading global provider of real-time mobility data analytics solutions for smart transportation.
We offer a comprehensive, cloud-based smart mobility platform for connected vehicles and other assets. Our software-as-a-service (“SaaS”) platform provides our customers with differentiated insights and analytics to optimize their business and workforce, increase efficiency and decrease costs, improve safety, monitor environmental impact, assist with regularity compliance and manage risk. Our business is vertically-integrated, which affords us complete autonomy with regards to the development of the capabilities and features that differentiate our applications as well as the speed of our innovation. Since we own and control every aspect of our smart device design, platform innovation and software application development, client acquisition and onboarding, customer service and the management of our back-end support, we are able to move quickly without any significant third-party dependencies and inefficiencies.
We serve customers in 23 countries across five continents, supporting more than 1.3 million subscribers as of February 28, 2021 and our highly scalable platform serves large multinational enterprises and individual consumers alike, enabling us to address a large, growing and underpenetrated global market.
Our proprietary SaaS platform acts as a central nervous system for connected vehicles and other mobile assets, such as construction equipment, generators, refrigeration units, trailers and boats. Our platform collects, processes, and analyzes data via two-way communication with our proprietary hardware technology or third party devices in each vehicle or other asset, providing our users with visibility into their fleets from a single, user friendly interface with reporting and tracking capabilities that deliver actionable insights in real-time. Our intuitive web-based applications provide a comprehensive set of software features for managing fleets and related workforces without the need for customers to incur upfront information technology costs and include advanced functionality such as real-time high speed video streaming.
We provide customers with the flexibility to deploy our solutions across a range of vehicles, including electric vehicles, and other assets and to use our platform alone or in conjunction with the systems of original equipment manufacturers (“OEMs”) and other third parties. We are committed to the continued enhancement of our customer experience and retention by driving innovation in the platform, adding functionality, new software features and integration with OEM solutions. The benefits of our platform to our customers include increased productivity, efficiency, sustainability, and regulatory compliance. We empower our customers, which range from consumers to large enterprise fleets, with actionable intelligence to enhance profitability, better serve their customers, and strengthen safety and security. We define customers at the enterprise or consumer level and subscribers as each vehicle or asset we service. We collect an average of over 50 billion data points per month and have maintained a platform uptime of 99.9%. over the six month period ended January 31,2021.
Broad-based mobile connectivity and cloud applications are transforming how organizations manage assets and operate their businesses. According to Allied Market Research, the global automotive telematics market was valued at $50.4 billion in 2018, and is projected to reach $320.6 billion by 2026, reflecting a CAGR of 26% from 2018 to 2026. The market opportunity in automotive telematics in commercial vehicles alone is expected to grow from $33.4 billion in 2018 to $219.1 billion in 2026, representing a CAGR of 28%. We believe our total serviceable addressable market (“SAM”) was around $12.2 billion in 2018 and expect it to grow to $77.4 billion by the end of 2026. We define our SAM to consist of the automotive telematics markets in Africa, Asia Pacific, Middle East and Europe. This includes the Africa automotive telematics market, where Cartrack currently conducts a substantial majority of its operations, which was valued at $0.9 billion in 2018, and which is projected to reach $7.1 billion by 2026, reflecting a CAGR of 31%, according to Allied Market Research (the African market includes South Africa, Kenya, Mozambique, Namibia, Nigeria, and Tanzania, where we currently operate, as well as countries where the Company does not have operations). The Asia Pacific/Middle East automotive telematics market was valued at $4.8 billion in 2018, and is projected to reach $30.0 billion by 2026, reflecting a CAGR of 27%, according to Allied Market Research (this includes Hong Kong, Indonesia, Malaysia, New Zealand, the Philippines, Singapore, Thailand, and the United Arab Emirates, where we currently operate, as well as countries where the

Company does not have operations). The European automotive telematics market was valued at $6.5 billion in 2018, and is projected to reach $40.3 billion by 2026, reflecting a CAGR of 26%, according Allied Market Research (the European market includes Poland, Portugal, Spain and France, where we operate, as well as countries where we do not currently have operations). The United States automotive telematics market was $13.3 billion in 2018. Cartrack has limited operations in the United States at this time and therefore this market is not included as part of the SAM. We believe that the expected growth of the automotive telematics market will be accompanied by increasing complexity and cost associated with operating mobile assets and managing associated workforces. We expect our customers’ demand for our platform to remain strong as they use it to manage these costs and share data with their customers, who increasingly expect real-time insights with respect to vehicles, workforces and other mobile assets.
We were founded in 2001 in South Africa with an initial focus on SVR services in the region. We have strategically grown our business and are now a leading global provider of smart transportation management and analytics. As part of a limited strategy to distribute our SaaS platform through independent business owners, in Botswana, Malawi, Rwanda, Eswatini and Zimbabwe, our solutions are sold through independent licensees who enter into franchise agreements who have exclusive geographic licenses to sell our solutions in exchange for royalty payments. Revenue generated by licensees were 0.04% of our revenues for the year ended February 29, 2020.
In 2020, we moved our global headquarters to Singapore, where we believe we have access to the talent and capital to maintain and further our technological and operational leadership in the industry. Since our founding, we have gained vast expertise and enhanced our business in the following areas:
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Developing new software applications such as fleet management, mobile asset accounting, workforce management, and insurance solutions;

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Developing capabilities in data management at scale as well as a broad range of communication technologies and protocols;

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Expanding our sales and marketing focus to include commercial fleets of all sizes; and

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Expanding our geographic footprint to meet the needs of our customers who are increasingly global with larger, more complex fleets and requirements.

Our single user interface and fully integrated cloud-based platform runs on internally developed and cost-effective smart IoT devices, enabling us to deliver a unified and comprehensive service to our customers while maintaining control of our cost structure. Our discreet, sophisticated smart devices stream data to the platform, facilitating informed decisions about optimal asset efficiency and productivity, including live tracking and location of assets. Customers utilize the platform through an easily accessible web-based portal or mobile application, which is designed to be easy to deploy across customers’ entire mobile asset fleets. Our devices can be installed in a range of mobile assets independent of asset procurement, allowing our customers to integrate our solutions in existing or new vehicles. Our platform includes a wide range of reliable services to effectively serve the needs of a geographically diverse range of clients. Where appropriate, partnerships with third party technology providers are established to create incremental value to customers in the markets we serve.
Smart vehicles and other connected mobile assets are becoming more common, generating increasing amounts of data. As this trend continues, there will be a greater need for deeper insights with respect to this growing pool of data. Our leadership position, as well as the strength and breadth of our platform, will enable us to continue to target a broad base of customers across multiple industries who derive value from our end-to-end platform, its stability and affordability. We market via inside sales and relationship managers in the field, who build long-lasting relationships with customers. We believe we have a proven expansion model with well-established operations across several continents and are currently focused on scaling rapidly to address high-growth greenfield opportunities in Asia.
We believe that maintaining strong financial discipline and prudent investment of capital provides a strong foundation for growth. For the year ended February 29, 2020, we reached the milestone of one million subscribers, growing our subscriber base by 165,717 subscribers to 1,126,515 subscribers as of February 29, 2020. For the nine months ended November 30, 2020, we grew our subscriber base by an additional 119,574 subscribers to 1,246,089 subscribers as of November 30, 2020.

Our business has experienced rapid growth, strong profitability, and capital efficiency in recent years. For the year ended February 29, 2020, we generated subscription revenues of R1,888 million compared to subscription revenues of R1,521 million for the year ended February 28, 2019, reflecting year-over-year growth of 24%, with subscription revenue representing 97% of total revenue. For the nine months ended November 30, 2020, we generated subscription revenues of R1,635 million compared to subscription revenues of R1,385 million for the nine months ended November 30, 2019, reflecting period-over-period growth of 18%, with subscription revenue representing 98% of total revenue.
As at February 29, 2020 and February 28, 2019, ARR was R2,021.9 million and R1,674.5 million, respectively, which represents a 21% increase from period to period, as a result of strong subscriber growth and a 2% increase in ARPU. As at November 30, 2020 and November 30, 2019, ARR was R2,372.7 million and R2,020.4 million, respectively, which represents a 17% increase from period to period, as a result of continued subscriber growth despite the COVID-19 pandemic and a 2% increase in ARPU.
Our profit for the year was R443.5 million and R361.0 million, for the years ended February 29, 2020 and February 28, 2019, respectively, reflecting year-over-year growth of 22.8%. Our operating profit for the year was R630.9 million and R499.9 million for the years ended February 29, 2020 and February 28, 2019, respectively, reflecting year-over-year growth of 26.2% and our Adjusted EBITDA for the year was R937.5 million and R738.4 million for the years ended February 29, 2020 and February 28, 2019, respectively, reflecting year-over-year growth of 27.0%. Our profit for the period was R394.9 million and R329.4 million for the nine months ended November 30, 2020 and November 30, 2019, respectively, representing year-over-year growth of 19.9%. Our operating profit for the period was R566.0 million and R468.3 million, for the nine months ended November 30, 2020 and November 30, 2019, respectively, reflecting year-over-year growth of 20.8% and our Adjusted EBITDA for the period was R855.3 million and R699.0 million for the nine months ended November 30, 2020 and November 30 2019, respectively, reflecting year-overyear growth of 22.4%.
Finally, we believe strong net cash generated from operating activities is an important factor in supporting our robust business model and indicates our ability to provide the capital necessary to invest in subscriber growth and territorial expansion. For the years ended February 29, 2020 and February 28, 2019, respectively, we generated net cash generated from operating activities of R901.2 million and R472.3 million, reflecting year-over-year growth of 90.8%. For the nine months ended November 30, 2020 and November 30, 2019, net cash generated from operating activities was R714.2 million and R664.5 million respectively, reflecting year-over-year growth of 7.5%. This growth increased profitability and improved working capital efficiency.
See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information.
Industry Background
The growth in size and complexity of vehicle fleets, as well as increasing data sources and real-time connectivity, continue to provide a growing market opportunity due to increased adoption of connected device analytics and mobility management offerings as businesses and their customers are demanding more software features and greater transparency into fleet operations. In addition, the increasing costs of labor for drivers, fuel, maintenance and insurance have led to higher expenses associated with fleet operations and has driven demand for cost-effective solutions. Increasingly complex regulatory regimes and the persistent threat of crime also add to the challenges facing fleet operators. Our solutions address these challenges and favorably position us to benefit from the following industry dynamics.
Increasing global vehicle fleet.   According to Fitch Solutions, the size of the global vehicle fleet is estimated at nearly 1.5 billion vehicles in 2020 and forecasted to grow to more than 2 billion vehicles by 2030. Cartrack’s expansion strategy in emerging markets is designed to place it in position to capitalize on these favorable industry growth dynamics. Growing use of shared personal mobility devices, such as bicycle and scooter rental networks, is contributing to demand for mobility management solutions for large fleets of vehicles that are not traditional automobiles.
Growth of smart transportation and proliferation of data sources.   Connected device analytics and mobility solutions are growing globally, and penetration is relatively low in all markets. There is growing third-party and OEM demand for remote diagnostics, maintenance management, accident and breakdown assistance and other technology products that require mobile connectivity and services. The volume of data concerning mobile assets and associated operator behavior is proliferating rapidly and growing in complexity. Immediate access to large volumes of remote data is being facilitated by the deployment and growth of 5G networks alongside expanding access to current-generation mobile connectivity technologies in developing markets. With growing urbanization and the emergence of smart cities, more organizations and individuals will deploy mobile and remote devices and rely on insights from the data that such connected devices generate.
Large and growing cost of operating mobile assets.   Fleet managers are faced with significant operational costs associated with human resources, fuel, maintenance and insurance, as well wasteful and fraudulent driver behavior, resulting in higher expenses. Fleet managers and insurance companies are increasingly relying on data to assess and manage driver risk, tailor premiums, and reconstruct accident scenes for evaluation of claims, and to monitor, influence and react to driver behavior in real-time.
Demands of consumers and large enterprises for digital transformation.   Organizations are seeking to adopt SaaS solutions to leverage insights from data to reduce costs and manage mobile assets optimally. As providers like Amazon and FedEx provide real-time insight into order status and delivery tracking, both enterprises and consumers increasingly demand live visibility into operations and orders. Real-time insights can be differentiating in industries where transportation capabilities are otherwise increasingly commoditized.
Increasing regulatory complexity.   Government regulations to improve safety and roadworthiness of vehicles, manage hours worked by drivers, implement road taxes by distance traveled and track and reduce carbon emissions are growing. Examples include Europe’s eCall initiative to install automatic emergency call devices, the CONTRAN 245 mandate in Brazil to install vehicle-tracking devices in all new vehicles sold, and the electronic logging device (“ELD”) mandate in the United States. Additionally, vehicle-to-vehicle and vehicle-to-infrastructure communication technologies are becoming increasingly important components of regulated national transportation infrastructure and will result in a corresponding growth in mobile asset data available for capture and analysis.
High rate of vehicle theft in developing markets.   Consumers, fleet managers, and insurance companies all increasingly demand asset recovery services to recover vehicles and other mobile assets, manage self-insurance risk and increase levels of personal safety in developing economies in Africa and South America.
Limitations of Existing Offerings
Many legacy telematics system providers supply outdated software with limited flexibility that is difficult to operate and associated with high up-front costs and sub-standard functionality. They rely on expensive and often unsophisticated onboard computers, cumbersome non-user friendly interfaces and customer self-service for tasks such as SIM card or connectivity management. These solutions typically exhibit limitations, including:
Inadequate technical competency.   Many existing providers typically do not make the sustained R&D investment to deliver cutting edge software features such as integrated live remote streaming and analysis of video data. Without such investment, they are unable to deliver smart, cost-effective hardware devices and network connectivity to provide critical uptime and reliability. Existing offerings often use expensive devices developed and delivered through fragmented supply chains that include unreliable third parties. Installations are costly, complicated, and time-consuming, increasing the time to value return on investment and decreasing functionality for end users.
Incomplete and inflexible solutions.   Many legacy solutions are “point providers,” delivering a single unsophisticated service or feature, and are unable to offer a comprehensive integrated suite of tools to meet the diverse needs of fleet managers and personnel. Point providers offer narrow functionality and limited vehicle compatibility, focus on small to medium business fleets or have other restrictions in the customers and industries they are able to serve.
Lack of next-generation capabilities.   The industry continues to embrace legacy thinking and focus on point solutions with the inability to quickly and reliably scale, adapt and develop advanced functionality with user-friendly interfaces with broad compatibility. The lack of data scale and advanced analytics capabilities make it challenging to surface key insights and deliver significant value to customers in real time.
Not built for global availability.   Many competing solutions provide limited network connectivity and are unable to take advantage of a broad range of communications technologies necessary to achieve coverage and deliver solutions across diverse geographies and use cases. In addition, they lack the international capabilities necessary to provide high-quality service across geographic regions. They therefore cannot be easily deployed across new customers of different scale or operating in different geographies. As a result, these competitors struggle to enter new geographies, integrate with new networks, and provide the same breadth of offering available to customers in core regions
Our Platform and its Key Strengths — One Platform with Vertically Integrated Operations
Our mission is to build the leading mobility SaaS platform that maximizes the value of data.
Broad array of mobility applications.   Cartrack offers real-time connectivity services through mobile devices to manage the deployment of people and vehicles and the tasks that they are required to perform. This includes communications, analytics, accounting, live video streaming, workforce management and an array of medical and roadside assistance services that are applicable to taxi/ridesharing, public transit systems and logistics businesses. With fleet management, mobile asset accounting, workforce management, and a broad set of additional software features, we offer a highly functional, unified platform for smart transportation management and analytics delivered through a single screen.
Highly scalable vertical SaaS.   Cartrack’s cloud architecture enables us to quickly and reliably add thousands of mobile subscriptions and integrate their corresponding data streams each month, including data from sources such as OEMs and other third-party devices. Our easy-to-use interfaces for iOS and Android, as well as our online platform for desktop, make it seamless for users to switch between devices, and our internally developed SaaS platform caters to all types of vehicle propulsion methods (internal combustion, hybrid, and electric) and allows for flexible integration with all major OEM hardware and software platforms.
Large and growing global infrastructure.   Our business is fully vertically integrated in the design, development, production, and deployment of its hardware and software offerings. Unlike many of our competitors, all systems and products that we use are proprietary. Our vertically-integrated model allows us to provide our customers with the benefits of lower costs and greater flexibility without third-party vendor lock-in. Our R&D center in Singapore is staffed exclusively by our employees and is positioned to ensure our continued access to world-class talent in Southeast Asia. To provide leading service in installations, customer support, and vehicle recovery, we have established a comprehensive branch network of automotive technicians with rapid-response capabilities in each of the 23 countries in which we or our licensees operate. Our more than 665 mobile workshops serve customers globally around-the-clock. Our customer-focused approach to service is key to our leadership position in the industry and earned us recognition in South Africa’s prestigious Ask Afrika Orange Index Awards for outstanding customer experience in October 2018.
Deep domain expertise, industry knowledge, and institutional intellectual property.   Our experienced R&D and management teams have accumulated vast experience in the fields of data operations, GSM, radio frequency, and satellites, as well as emerging and next-generation technologies such as LPWAN and V2X communications. Each of our proprietary smart devices are compact, facilitating effective concealment, and is transferable from one vehicle to another. Personal safety considerations, specialized fleet management, and regulatory compliance will continue to require the design and development of proprietary hardware. Our trained automotive technicians carry out installations with electronic connections kept at a minimum so as not to interfere with the vehicle’s electronic systems. Our products and installations are endorsed by a number of insurers and motor vehicle manufacturers.
Culture of service and innovation.   The values at the heart of our culture — accountability, integrity, service orientation, relationships, and entrepreneurial leadership — are core drivers of our success. As we have grown from a small South African company to a global enterprise with more than one million subscribers, we have maintained a start-up culture that eschews hierarchy and where individual ownership and agility remain key features of our everyday behaviors and operations. We have a highly proven service delivery track record and are known for being quick to deploy and fast to respond.
Key Benefits to Our Customers
The relatively low monthly cost and material return on investment realized by our customers favorably positions us in both weak and strong macroeconomic environments. Our platform provides the following key benefits to our customers:
Lower operating costs.   Research by the U.S. Department of Transportation shows implementing telematics can reduce unsafe driving by 60%, which can translate into profit margin increases of 30% in commercial fleets as well as reduced emissions. Telematics insurance has also reduced car accidents by around 35% in recent years, according to Allied Market Research. We believe that the AI-enabled real-time feedback through our platform coaches drivers to engage in behavior that lowers fuel consumption, reduces maintenance costs, and improves on-road safety.

Increased workforce and asset productivity.   Real-time fleet oversight and analysis of data can assist fleet managers in planning better routes and times for vehicles to be on the road, as well as planning maintenance through alerting and scheduling. Route management and traffic mapping, powered by our platform, can reduce the distance covered by each vehicle. By providing an integrated platform for data, analytics and communications, driver and dispatch teams can work together more efficiently and empower management with greater insight into key performance indicators of asset and employee performance such as utilization, service intervals, and billable hours.
Stability and reliability.   Cartrack employs the GSM/LTE network, to facilitate reliable communication between our platform and telematics devices. This technology enables recovery teams to accurately locate stolen vehicles and allows customers to track the movement of their vehicles via the web or mobile applications. GPS satellite technology provides users with accurate positioning and monitoring of the vehicle fleet. Secondary radio homing beacons enable air and ground response teams to locate vehicles in areas where coverage may be sparse. Customers also further benefit from our 99.9% system uptime for the year ended February 29, 2020 and for the nine months ended November 30, 2020.
Road safety and accident management.   The World Bank Group estimates that, on average, a 25% reduction in road traffic deaths raises per capita real GDP by several percentage points in the growth markets we target, illustrating the importance of improving driver habits and monitoring commercial vehicles. Powered by industry leading AI, we provide comprehensive driver behavior monitoring and measurement applications which are easily integrated into vehicles to extract and analyze significant amounts of data to improve driver behavior. In addition, deployment of in-vehicle telematics sensors to monitor activity on-road and within a vehicle provides performance benefits and critical data in the event of a collision.
Our Opportunity
There is a significantly underpenetrated global opportunity in mobility data analytics for smart transportation. According to Allied Market Research, the market opportunity in automotive telematics in commercial vehicles alone is expected to grow from $33.4 billion in 2018 to $219.1 billion in 2026, representing a CAGR of 28%. We believe a large portion of spending in this space today is for outdated telematics offerings that do not provide the next-generation capabilities required by today’s customers across a broad range of transportation and mobility use cases.
In 2020, Fitch Solutions estimates there will be more than 1.5 billion vehicles in the world, including more than 392 million commercial vehicles, increasing to two billion total vehicles by 2029, including more than 500 million commercial vehicles. McKinsey & Company found that around 15% of vehicles come with telematics installed as standard, suggesting under-penetration of a significant global opportunity.
Additionally, we are identifying new avenues of growth from our data analysis. We have expanded our SaaS platform into insurance, and plan to continue to expand into tires and the maintenance and the buying and selling of vehicles. We continue to serve consumers across South Africa and are well positioned to launch and scale similar offerings opportunistically in other geographies.
Our Growth Strategy
Our long-term growth is driven by five key factors:
Growth of connected devices.   We are enhancing our SaaS platform to be device and service provider agnostic as we further develop smart mobility capabilities, partnering with the world’s leading companies in pay-as-a-service transportation. Increasing global access to these devices will further drive demand for our solutions and services. Our platform is complementary to OEM and third-party telematics systems and we conduct aftermarket installations in collaboration with OEMs.
Deeper insights from data.   Our customers are increasingly reliant on our SaaS platform to optimize business intelligence relating to both assets and people on a global scale. In order to capitalize on this rapidly growing trend, we will continue to invest in technology and operating capacity across markets.
Global demand.   We have seen a notable rise in demand for connected vehicles, devices and mobility data across the globe, enabling our expansion across geographic regions. All markets remain underpenetrated, and we are capitalizing on opportunities to provide scalable, customer-centric solutions that rapidly deliver value to enterprise customers and consumers alike.
New platform enhancements.   We continue to expand our platform to address our customers’ most critical business priorities. R&D investments allow us to meet growing expectations from customers for deeper insights quickly. We offer an easy-to-use administrative and vehicle cost accounting software called MiFleet and a mobile enabled workforce management solution called the Communicator, which can effectively manage business processes like stock control, electronic proof-of-delivery and invoicing. Recent enhancements to our platform include business intelligence and OEM integrations, our buying and selling cars platform, and advanced jobs and messaging via our Communicator routing application.
Significant barriers to entry.   We enjoy a strong competitive advantage due to the global fragmentation of our market, upfront capital requirements for the development and deployment of global infrastructure and to fund cash investments in device and installation costs, and the significant R&D expenditure necessary to keep pace with technological developments. The industry has shifted from upfront payment for hardware and installations to recurring SaaS subscription contract models where the service provider retains the ownership of the device, and we have capitalized on this shift to reinforce customer retention. This high demand for SaaS solutions with no upfront fees increases the challenge facing new entrants and vendors lacking scale.
We intend to pursue the following growth strategies:
Increase subscription sales to existing customers.   We believe our longstanding commitment to R&D investment positions us favorably to continue to deploy technologically advanced solutions increasingly in demand among customers of all sizes worldwide. Our customer base of more than one million subscribers represents a significant opportunity for further subscription sales expansion. Many of the growth drivers for new subscriptions will also lead to the growth of our offering within existing customers. Our scalable platform and vertically integrated infrastructure will enable us to onboard new customers quickly and easily and make new software features immediately available to our customer base worldwide.
Expand our subscriber base.   Our market penetration is low worldwide. We believe there is substantial opportunity to grow our customer base. We expect growth in customer demand to come from mobile asset growth and a broad range of emerging smart mobility use cases, where we expect robust demand for SaaS-based data analytics solutions to optimize operations. We believe demand growth will be in excess of global fleet growth forecasts due to increased market penetration opportunities resulting from the realization of the benefits associated with adopting mobility offerings. We anticipate demand increases for safety and security services by governments, business, and individuals due to increasing crime rates in key markets. We serve a broad range of customers and industries and will continue to focus on growing our subscriber base among them.

Expand our geographic presence worldwide.   While South Africa remains an important market for us, we expect more robust subscriber growth from the Asia-Pacific and Middle East regions, due to populous, fast-growing economies, a favorable competitive climate, including low penetration rates and unsophisticated competing solutions, and established operations that have now gained scale. We expect growth from the unmet need for improved road safety and decreased pollution levels, particularly in the Asia-Pacific and Middle East regions where vehicle populations are expected to show a material increase along with already elevated traffic congestion and pollution levels. We are looking to further increase our footprint in Europe, and our US operations are small but highly strategic in nature. As the breadth of our offering increases over time, we believe we will be able to efficiently deploy our offering across our existing multinational customers’ fleets as we enter new regions where they already operate.
Expand our consumer platform and services.   We intend to expand the offering of our consumer offering into both Europe and the Asia-Pacific and Middle East region as demand grows for consumer services. For example, in Europe, the demand for accident notification and medical emergency response is growing and at our current scale, we can add these services to our business very efficiently.
Our Platform
Our single platform offers a range of scalable mobile asset management and workforce optimization applications to address the needs of our diverse customer segments. We offer a comprehensive set of software features for data analysis, mobile asset tracking, and oversight for managers to protect, connect, and report on every asset in a fleet. Our platform is accessible to users via web interface and mobile applications, with services offered via monthly subscription. Our applications are tightly integrated to avoid the need for multiple interfaces, and include free application programming interface (“API”) integrations with enterprise resource planning (“ERP”) systems.
The principal components of our SaaS platform include the following:

Commercial Applications
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Comprehensive Fleet Management SaaS Platform provides customers with real-time insight into their asset base through live tracking on a roadmap interface; using our proprietary smart IoT devices that allow for powerful vehicle integration and the use of peripheral sensors all geared towards delivering:

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Real-time, accurate GPS positioning enabling location management, fuel management and fraud detection, maintenance management, eco-driving, vehicle utilization, time and attendance, and cold chain management

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Integration of real-time data into back office systems

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Detailed driver management with advanced scorecards to manage the risk and performance of drivers

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Real-time alerts for maintenance and engine diagnostics

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LiveVision enables comprehensive pro-active risk management and fleet visibility via an AI enabled two-camera video telematics system or a four-camera live streaming vehicle video system

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The AI enabled camera delivers live warnings to proactively mitigate the risk of driver fatigue, driver distraction and collisions and includes the monitoring of safe driving distances

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Live on-board cameras enable video selection, replay, and analysis, enabling driver coaching and performance improvement

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Increased driver visibility reduces extraneous driving costs, reduces driver liability, increases driver safety, and further empowers fleet control

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MiFleet Advanced Fleet Administration and Business Intelligence (“BI”) provides cost management and administration capabilities.

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Provides insight into all asset-related costs, such as purchasing, fuel, fines and insurance for each asset in a fleet

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Provides actionable intelligence for driver optimization through powerful BI

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Communicator is a software application enabling mobile device tracking and user management, creating integrated mobile communication capabilities.

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Trace and locate drivers and mobile assets in real-time

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Drive powerful and highly controlled workflows, for example, stock control, invoicing, electronic proof-of-delivery, and mobile workforce management

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Up-to-date destinations and navigation integration, allowing drivers to spend more time focusing on job completion rather than finding a destination

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Quick communication to drivers via synchronized task list and built-in messaging systems

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Business Intelligence offers users a high-level view of fleet statistics, including analysis of key indicators and granular detail of asset-specific data.

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Asset Tracking provides a way to track and trace moveable assets to reduce losses, automate inventory management, and improve workforce efficiency, equipment utilization, and regulatory compliance.

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Asset Recovery.   Our Stolen Vehicle Recovery (“SVR”) services assist vehicle owners and insurance companies with the recovery of vehicles that have been, or have been alleged to have been, stolen. This service includes around-the-clock assistance with real-time tracking, dedicated technical teams, early warning alert systems, ground and air recovery teams dedicated exclusively to Cartrack operating under local law licenses, specialized technologies for both GSM and radio frequency and repatriation assistance across international borders. Our recovery success rate is considered by management to be achieved through the high reliability standards of our SaaS Platform, our smart in-vehicle devices, specialized installation techniques, miniaturization, and a dedicated team of rapid response recovery agents.

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Insurance Telematics allows insurers to tailor premiums for commercial and consumer customers using analytics our platform provides. This data also can be used to better reconstruct accident scenes, making it more efficient to evaluate claims and resulting in lower premiums.

Consumer Applications
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Protector is an all-encompassing safety package for all consumer vehicles. Following the installation of the Cartrack telematics device, consumers can access a diverse set of software features and benefits, including:

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a mobile application for real time movement management and communication;

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Asset Recovery;

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Ambulance Assist (facilitating emergency medical outreach and response);

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Crash Alert (as described below);

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and a Limited Asset Recovery Warranty pay out in the unlikely event of the vehicle not being recovered.

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a power event notification provides alerts upon vehicle battery disconnect.

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an ignition sensor remotely reads ignition status and detects improper use.

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Crash Alert is a 24/7 monitoring system, which immediately triggers a dispatch for emergency services in response to a detected collision or accident.

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Car Watch is a mobile application that lets users track and watch their vehicles from a distance. It includes alert notifications and the ability to sound an alarm remotely after unauthorized movements.

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Insurance Telematics allows insurers to tailor premiums for commercial and consumer customers using analytics our platform provides. This data also can be used to better reconstruct accident scenes, making it more efficient to evaluate claims and drive behavioral change resulting in safer drivers, reduced risk and lower premiums.

Specialist Mobility Solutions
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Bike Track, similar to its vehicle counterpart, is a GPS-based solution providing a comprehensive set of fleet management software features for commercial motorbike fleets. It includes a unique power management system that ensures bike batteries will not have to be discharged.

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Bike Track is a smaller, more efficient version of the asset recovery package, with access to the same technology, asset recovery service, and emergency control room.

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Credit Management predicts payment cycles and facilitate active credit management for asset-based vehicle finance including accident reconstruction and driver behavior reporting for maintenance services and fraud detection. Real-time alarms and alerts are used to protect and secure assets.

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Electronic Monitoring.   In Singapore, we provide an end-to-end electronic monitoring services (“EMS”) application that allows law enforcement agencies to monitor persons of interest, such as offenders on extended supervision, parole, home detention, or community detention, including released prisoners in halfway care or who are in the process of being reintegrated into society.
Next-Generation Mobility Solutions
We are constantly innovating to offer a range of additional mobility and monitoring solutions in select markets:
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Carzuka.   We believe our vehicle buying and selling marketplace in development will allow clients to source, buy and sell vehicles efficiently and cost effectively with peace of mind. We expect this marketplace to include vehicles sold by third parties as well as vehicles purchased and reconditioned by us.

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The global addressable market for used cars is anticipated to grow from 115 million vehicles in 2019 to 275 million vehicles in 2030 with South Africa making up 1.2 million of the used car market in 2019 according to industry sources.

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Carzuka is currently in beta testing phase in South Africa, with a low volume of transactions as we continue to develop its business model and refine its processes. We expect Carzuka to enter full operation by the end of 2021.

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Cartrack Insurance Agency.   Our insurtech multi-quote or aggregator platform offers our customers the ability to obtain a fast online quote from a panel of independent insurers at competitive rates or, if they choose, they can talk to a qualified consultant to advise on the appropriate insurance at the right price.

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On-Demand Rideshare Taxi Application.   We have developed a rideshare application that is currently deployed in the United Arab Emirates, and has been developed for localization in multiple geographies.

Smart IoT Devices
Customers deploy our smart devices to collect real-time data from their vehicles and transmit this information to secure data centers for processing which we manage via the Cartrack Private Cloud. Our platform components are designed to operate using a diverse array of communication technologies, including radio, satellite, and network protocols such as Sigfox and LoRa. We generally design, develop and manufacture our devices and firmware in order to ensure their modularity and interoperability with our core subscription offering. We seek to drive device costs down over time in order to reduce the upfront investment required by our customers. In addition to sales of these devices to customers, we offer customers the option of a SaaS-based subscription model with no up-front payment, reducing the capital investment required to access our solutions.
Our solutions are both flexible and relevant across all industries and fleet sizes, and have the capability to track other types of assets. Our technology has proven to be scalable, with many use cases and subscribers in many countries. This has given us large amounts of data, which we have in turn learned to process quickly and reliably. As we continue to grow, we plan to leverage our data by integrating data science and

AI more deeply into our platform. In a system that can watch fleets and drivers for our customers, operators can spend more time optimizing their businesses in other ways.
We believe our modular, proprietary designs give us an advantage over competitors who rely on third-party commodity telematics devices because we are able to provide more solutions through our devices tailored to our customers’ needs. Our devices can access and leverage CANBUS data, a system which enables communication between various parts of a vehicle, such as the engine control unit and airbags, which can be commercialized through collaborations with OEMs.
Our Customers
We divide our subscriber base into the following five categories across a range of industries: (i) consumers and sole proprietors, (ii) small businesses, (iii) medium-sized businesses, (iv) large enterprises and (v) other connected devices. We define consumers and sole proprietors as individuals or business owners whose vehicles are used for personal and/or business use; these customers typically have between one to five vehicles under subscription with us. We define small businesses as commercial customers with up to 24 vehicle subscriptions with us. We define medium-sized businesses as fleets with between 25 and 99 vehicle subscriptions with us and large enterprises as having fleets with 100 or more vehicle subscriptions with us. Other connected devices are subscriptions where a device is not installed in a vehicle.
As of February 29, 2020, we had 485,843 consumers and sole proprietor customers, 61,754 small business customers, 2,189 medium-sized business customers and 409 large enterprise customers, compared to 397,227 consumers and sole proprietor customers, 54,368 small business customers, 1,787 medium-sized business customers and 341 large enterprise customers, as of February 28, 2019. As of November 30, 2020, we had 553,255 consumers and sole proprietor customers, 68,505 small business customers, 2,343 medium-sized business customers and 427 large enterprise customers, compared to 475,185 consumers and sole proprietor customers, 60,403 small business customers, 2,065 medium-sized business customers and 367 large enterprise customers, as of November 30, 2019. Our strategy for generating scale in a region is to initially build customer volume. We subsequently target larger business customers.
Excellence in service to our customers is core to our values and culture. We believe that we have a satisfied customer base as evidenced by our 95% average annual customer retention rate for small, medium and large enterprises calculated over a three year period as of November 30, 2020, along with the expected subscriber, or vehicle, life expectancy of approximately 60 months. This rate excludes the loss of customers who ceased operations in this period, which if included, would reduce the rate to 94%. We calculate the annual customer retention rate by comparing the number of customers at the end of a year that had been with us at the start of such year. We maintain a strong focus on internally monitoring and continuously enhancing our customer satisfaction levels. We provide 24/7 customer support as part of our subscription and our internal teams are proactive in assisting customers over the phone. Additional assistance is also available via phone, chat or email.
Representative customers by segment are listed below:
South Africa:	Anglo American
De Beers Group
MAN Automotive South Africa
King Price Insurance
Avis Car Rental
The Courier Guy
SA Taxi Finance
Bridge Taxi Finance
Spartan Truck Hire
CAFO Motor Group (formerly Unitrans)
MultiChoice
SuperSport
Toyota South Africa Motors (including Hino)

Africa:	CAT/MANTRAC Moove Gemfields Group Ryce Leasing NCBA Kenya Toyota South Africa Motors (including Hino)
Europe:	Central Cervejas e Bebidas La Farge Telefurgo SONAE MC Green Galaxy JMV
Asia-Pacific, Middle East and USA:	Grab Rentals Singapore Prison Service Lion City Rentals Asia Brewery Inc. Ley Choon Group Orix Lim Siang Huat GetGo
Sales and Marketing
Our strategy to generate scale in the region is to target subscriber volume with consumers and sole proprietors and small businesses as we build our distribution and customer care model in such region. We then move to target the medium-sized businesses and large enterprises in such region. In all regions, we sell subscriptions of our solutions through our direct sales force.
Sales
We sell subscriptions to our SaaS fleet management platform through our direct sales organization. Maintaining direct control of our sales force allows us to efficiently target individual consumers and sole proprietors, small to medium-sized businesses with local fleets, and large enterprise fleets.
The focus of our sales efforts is to drive a high volume of transactions through a standardized and highly repeatable methodology. We focus on the core challenges that fleet operators face in managing their fleet. We are able to provide our prospects with an anticipated return on investment, or ROI, calculation that enables us to tangibly demonstrate the benefits of our solutions and how they address the challenges that our prospects face. We highlight the insights that fleet operators gain from our reports and real-time alerts and how they can use those insights to improve productivity, increase operating profitability and solve key business problems. We believe we effectively sell our solutions to large customers because our platform is competitively priced, easy to use, stable and delivers the required actionable insights. We are also able to rapidly deploy our devices into a large fleet, making switching quick and easy. Additionally, the ease of use of our platform allows us to meet our customers to integrate our solutions with relative simplicity.
We have dedicated sales and marketing teams in each region using the following sales channels, depending on our customers’ needs and fleet sizes:
Inside sales and web sales.   We sell via our internal teams to both consumers and commercial prospects. This is our primary sales channel and a key component of our go-to-market strategy and the teams have typically increased their sales productivity while lowering the aggregate cost of subscriber acquisition to date. Our sales agents conduct their selling activities telephonically, in some cases using live web demonstrations to convert sales leads to customers.
Field sales.   Our field sales team of relationship managers meet face-to-face with prospects and focuses on sales to small businesses, medium-sized businesses and large enterprises. The field sales team is supported by a team of inside sales representatives.

In addition to the direct selling methods set forth above, our field sales teams, with support from our inside sales team, work closely with automobile dealerships, insurance companies and insurance brokers to generate channel based opportunities for us to acquire new customers.
Furthermore, both the inside sales teams and field sales teams focus on assisting customers that are adding devices through fleet expansion or broader use of additional applications or software features across their fleet. They monitor customer usage to ensure that our customers are deriving the maximum benefit from our offering.
Marketing
Our marketing programs target both individual consumers, business owners and decision-making managers in multiple industries that operate fleets of commercial vehicles. Our marketing strategy is focused on lead generation and reinforcing customer engagement and thought leadership.
Lead generation is a core function of our business processes. We generate leads through a combination of internet-driven inbound activities and traditional outbound marketing activities.
Inbound leads.   Our inbound leads are largely generated through digital or internet-based marketing efforts. This involves extensive search engine marketing, search engine optimization, email marketing, direct internet traffic, social media platforms and purchased lead generations. Our demand generation programs vary depending on our target customer, industry or fleet size, and include marketing activities, such as integrated programs on the internet, outbound marketing campaigns targeted to prospects in key industries and geographies, attendance and sponsorship of trade shows, email lead generation and prospect follow-up, and traditional public relations and website properties. We make use of social media to engage customers and prospects to generate interest, demand and leads.
Outbound leads.   Our outbound lead generation involves a variety of traditional marketing activities, including, customer referral, purchased leads, direct mail, email marketing, cold calling, advertising, trade shows and in-person events, and telemarketing. We accumulate marketing lists through a variety of sources, including purchased lists selected by industry and geographic demographics. We filter prospects by using industry knowledge to identify quality targets.
Our Technology
We designed our SaaS platform architecture for global access via an internet browser or mobile application. Updates to our platform are distributed instantaneously to all of our customers over the internet.
Our solutions have been specifically built to deliver:
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a consistent, intuitive end-user experience to limit the need for training and to encourage high levels of end-user adoption and engagement;

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turnkey, out-of-the-box functionality;

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flexibility to design customized reports and alerts that enable our customers to gain insights into their existing fleet and mobile assets;

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integration with other systems such as OEM systems, fuel cards, GPS navigation devices, and customer information technology systems, such as work order management and enterprise resource management systems;

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scalability to match the needs of our growing customer base and their fleets; and

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rigorous security standards and high levels of system performance and availability demanded by our customers.

Our fleet management platform is comprised of a telematics device that incorporates off-the-shelf components, including a cellular modem, GPS receiver and memory capacity sufficient to run our proprietary firmware, which reports vehicle coordinates, time, speed, ignition status, and mileage from satellite readings. This information is collected using an event-based algorithm (allowing the events collected to provide a road hugging presentation on the mapping layers) and then sent to our receivers at third-party data centers via a commercial cellular network. The information is then processed and delivered to our customers providing a wide range of live reporting, mapping, and alerts designed to give customers business intelligence. This information can be accessed by our customers via an internet browser or mobile application as well as be sent to customers by email, an XML feed, or internet services.
Our SaaS platform is deployed using a multi-tenanted architecture that scales rapidly to support additional new subscribers through the addition of incremental commodity processing and storage hardware. This architecture flexibility allows us to sustain high levels of uptime without degradation of system performance despite significant subscriber growth. Our existing architecture and infrastructure has been designed with sufficient capacity to meet our current and anticipated future needs.
We use many frameworks most notably REACT developed by Facebook and write the majority of our software in industry-standard software programming languages, such as JavaScript, python, PHP and C/C++, all software is deployed for our relational database management system. Apart from these and other third-party industry standard technologies, our fleet management solutions have been specifically built and upgraded by our in-house development team.
Research and Development
The responsibilities of our research and development organization, which consists of 84 full-time employees, include platform management, platform development, quality assurance, and technology operations. Our investment in research and development is core to our business strategy and a key differentiator in the competitive landscape. Our research and development expenses were R44.9 million in the year ended February 29, 2020 and R54.2 million in the nine months ended November 30, 2020, and we capitalized R30.9 million and R20.3 million of research and development in the year ended February 29, 2020 and the nine months ended November 30, 2020, respectively. All of our research and development activities are performed in-house. Our primary research and development organization is based in Singapore. We also have research and development operations in South Africa (where the first versions of our solutions were developed), and Portugal. Based on feedback from our customers and prospects, we work to expand our platform offerings while enhancing and maintaining our core solution technology to adapt to new regulatory compliance requirements, user demands, and emerging trends in the industry. We develop new functionality with a view to full platform deployment for use by all of our customers and avoid bespoke development.
Operations
We physically host our cloud based SaaS platform for our customers principally in five secure third-party data centers located in South Africa, Singapore, the Netherlands, and the United Arab Emirates. These data centers provide us with both physical security, including around-the-clock security personnel, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls. Our data centers maintained over 99.9% system uptime during the year ended February 29, 2020 and nine months ended November 30, 2020. We believe that our third-party hosting facilities are adequate for our current needs and that suitable additional capacity will be available as needed to accommodate planned expansion of our operations. We believe our agreements with these third-party data centers are generally consistent with competitive market terms and conditions.
Our platform technology also includes switches, routers, load balancers, IDS/IPS and application firewalls from top-tier suppliers to serve as the networking infrastructure and high levels of security infrastructure for the network environment. We use rack-mounted servers to run our solutions and for content caching. We use storage area network (“SAN”) hardware with fiber channel and solid-state drives at our data center locations. These SAN systems have been architected for high performance and data-loss protection, and we believe that these systems have the capacity and scalability to support our anticipated growth for the foreseeable future.
We leverage a large team of employed installers worldwide to install our telematics devices. On some occasions we may call on third parties to assist with installation. Upon contracting with a new customer, we dispatch the nearest installer to the customer’s place of business or a central location for installation of our telematics devices. Typically, the full installation cycle is accomplished within two to five days from the date of contract. If an telematics device malfunctions in the field, we also use our installers to replace the device.
Our Competition
The rapidly evolving market for our solutions is competitive and highly fragmented in certain of our regions, particularly by geography and customer segment. We compete with point-to-point solution providers as well as other companies with service offerings designed to address similar needs as our solutions that range from small, regional providers to midsized multinational provider to large global providers. Many of our competitors offer fleet or mobile asset management software solutions to particular industry segments or in limited geographic regions. For example, we compete with Verizon Connect, WebFleet by Bridgestone (formerly TomTom), Masternaut (a Michelin Group Company) and Fleet Complete for commercial fleet management in Europe; we compete with Tracker, Netstar, MiX Telematics, and CTrack Inseego for both consumers and commercial customers in South Africa; and we compete with a large and fragmented group of competitors in Asia and Africa. Many larger competitors have entered the market in recent years through acquisitions of competing solutions, such as telecommunications provider Verizon acquiring Fleetmatics, as well as tire companies Bridgestone and Michelin acquiring TomTom and Masternaut, respectively. Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources.
We believe that the key competitive factors in our market include:
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ease of onboarding, initial setup and use;

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platform functionality, performance and reliability (speed and stability);

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relevant features that best meet the needs of fleet operators;

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business intelligence capabilities;

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technology architecture scalability; and

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cost.

We believe that our efficient customer acquisition model, data driven business intelligence approach to fleet management, SaaS delivery model, deep domain expertise and large user base enable us to compete effectively. We believe that many of our competitors rely on up-front hardware sales to finance their operations. Their business models are a significant investment hurdle for certain customers. Additionally, many of these competitive offerings are difficult to deploy and use and lack other features required by customers.
Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships to offer a more comprehensive service than we do. These combinations may make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology, or service functionality. We expect these trends to continue as companies attempt to strengthen or maintain their market positions.
Seasonality
Our business is not materially affected by seasonal trends.
Intellectual Property
Our intellectual property rights are important to our business. We rely on a combination of trademark, copyright, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property rights. We also license technology from third parties. We believe our license agreements for third-party software and other intellectual property are generally consistent with industry standard terms and conditions. See “Risk Factors — Our SaaS platform relies on specific third-party software and any inability to license or use such software from third-parties could render our platform inoperable.” Although the protection afforded by trademark, copyright, and trade secret laws, written agreements and common law may provide some advantages, we believe that the following factors help us to maintain a competitive advantage: the technological skills of our research and development personnel; frequent enhancements to our solutions; and continued expansion of our proprietary technology.
Facilities
Our principal executive offices are in Johannesburg, South Africa and consist of two offices with approximately 6,356 square meters of space under leases that expire in March 2021. We use these facilities for finance, legal, human resources, information technology, sales, marketing and other administrative functions. We currently have five data center sites providing coverage and high-speed access to all customers. The locations of the data centers are in the Netherlands, United Arab Emirates (Dubai), Singapore, and two in South Africa.
We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate any potential expansion of our operations.
Human Capital
As of November 30, 2020, we had 2,776 full-time employees and 123 part-time employees. 1,903 of our full-time employees are located in South Africa, 199 of our full-time employees are located in Africa-Other, 198 of our full-time employees are located in Europe, and 486 of our full-time employees are located in Asia-Pacific, Middle East and USA. None of our employees are represented by a labor union or covered by a collective bargaining agreement.
We have a team-oriented culture and encourage candor from our employees, which we believe helps us to succeed and drive operational excellence. We also seek to, and have a history of, promoting from within our organization as well as hiring top talent from outside of our company to expand our capabilities. We aim to hire individuals who share our passion, commitment and entrepreneurial spirit. We are also committed to diversity and inclusion because we believe that diversity leads to better outcomes for our business and enables us to better meet the needs of our customers.
Legal Proceedings
To our knowledge, we are not currently a party to any legal proceeding that would have a material adverse effect on our financial condition, results of operations, or liquidity, nor are we aware of any pending legal proceedings, which may have a material adverse effect on our financial condition, results of operations, or liquidity. From time to time in the future, we may become involved in legal proceedings arising in the ordinary course of our business. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to us.

REGULATION
We are subject to laws and regulations relating to our business operations, including laws applicable to providers of internet and mobile services both domestically and internationally, as we collect data, including personal data, disseminate data and, in limited cases, sell data. The application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, marketing, advertising, inadvertent disclosure and consumer protection in many instances is unclear or unsettled.
The transmission of data over the internet and cellular networks is a critical component of our SaaS business model. We believe that as cloud computing continues to evolve, increased regulation by federal, state and foreign agencies becomes more likely, including in the areas of data privacy and data security. In particular, we believe that the dynamic regulatory environment in South Africa, Singapore, the European Union and the United States is likely to result in additional and increasingly complex regulation in these areas and that new laws governing data privacy and data security will be enacted in many other regions. Laws governing the solicitation, collection, processing or use of data could impair our ability to manage and report on customer data, which is integral to the delivery of our SaaS solutions. Increased regulation will require us to devote legal and other resources to address this regulation. As we expand our business and operations, we will be required to devote increased resources to regulatory compliance.
Data privacy regulations and applicable laws in South Africa, Singapore, the U.S., the European Union or elsewhere could limit our ability to use the data we gather from our customers, increase the cost of doing business and result in claims brought by our customers or third parties.
South African Regulatory Environment
The Protection of Personal Information Act
The Protection of Personal Information Act, No. 4 of 2013, as amended (the “POPI Act”) was promulgated into law on November 26, 2013 in South Africa. Certain sections of the POPI Act, relating (among other things) to the appointment of an information regulator (the “Information Regulator”) and the publication of related regulations (the “Regulations”), became effective on April 11, 2014. The Information Regulator was appointed on December 1, 2016 and the final Regulations were published on December 14, 2018. The majority of the remaining sections of the POPI Act commenced on July 1, 2020. The POPI Act allows a transitional period of one year during which responsible parties (known as “data controllers” in some jurisdictions, or entities which collect and hold certain types of personal information relating to individuals and legal entities (including suppliers, customers and employees)) will have the opportunity to implement measures to comply with the law.
We have evaluated the potential impact of the POPI Act, taking into account our existing and planned privacy and data security practices and procedures and we do not believe that the POPI Act’s implementation will have a significant impact on our data security and business costs, practices and procedures in South Africa.
Additionally, a number of existing South African statutes regulate electronic communications, including the Electronic Communications Act, No. 36 of 2005, as amended, and the Electronic Communications and Transactions Act, No. 25 of 2002, as amended, which apply to a number of aspects of our business. These statutes regulate the generation, communication, production, processing, sending, receiving, recording, retaining, storing, displaying and use of any information, document or signature by or in electronic form.
The Private Security Industry Regulation Act, No. 56 of 2001, as amended (the “PSIRA Act”), also applies to our South African business and governs the vehicle recovery industry in South Africa. The PSIRA Act was enacted for the purposes of, for example: (i) the achievement and maintenance of a trustworthy and legitimate private security industry which acts in terms of the principles contained in the Constitution of the Republic of South Africa, Act No. 108 of 1996, and other applicable law, and is aimed at ensuring that there is greater safety and security in the country; and (ii) to regulate the private security industry and to exercise effective control over the practice of the occupation of security service providers in the public and national interest and the interest of the private security industry itself.

Broad-Based Black Economic Empowerment
The South African government has established a legislative framework for the promotion of Broad-Based Black Economic Empowerment (“B-BBEE”), a government policy to advance economic transformation and enhance the economic participation of black people in the South African economy. Achievement of B-BBEE objectives is measured by a “scorecard” which establishes weightings for the various components of B-BBEE, such as skills development and preferential procurement, which is then translated into an entity’s “contributor level”. An entity’s contributor levels are improved when such entities contract with businesses that have earned high B-BBEE contributor levels themselves, and certain corporate, governmental and state-owned enterprises in South Africa have set minimum standards for B-BBEE contributor levels for potential bidders for contracts. It is important for us to achieve applicable B-BBEE objectives from both a compliance and corporate social responsibility standpoint.
Certain of our contracts require us to maintain a specific B-BBEE contributor level as measured under the Amended Broad-Based Black Economic Empowerment Information and Communication Technology Sector Code as published under section 9 of the Broad-Based Black Economic Empowerment Act, No. 53 of 2003 (as amended). Failing to achieve applicable B-BBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or State Owned Enterprises that could adversely affect our business, financial condition and results of operations. See “Risk Factors — If we do not achieve applicable black economic empowerment objectives in our South African operations, we risk early termination of certain of our subscription contracts and the loss of the corresponding revenue.”
Consumer Protection
The Consumer Protection Act, No. 68 of 2007, as amended (the “CPA”) which came into effect on March 31, 2011, consolidated a previously fragmented legislative regime related to consumer protection.
The CPA has far-reaching consequences for both consumers and suppliers of goods and services in South Africa. It provides a comprehensive framework for the rights and the duties of consumers and suppliers. Contracts between consumers and suppliers, the manner in which suppliers interact with consumers, including market-related communications, suppliers’ liability, suppliers’ accountability to consumers and the administration of suppliers and practices are all regulated by the CPA. A “consumer”, for the purposes of the CPA, includes a customer to whom goods or services are marketed, a customer who enters into a transaction with a supplier and the user, recipient or beneficiary of the goods or services (irrespective of whether the consumer was a party to the transaction involving the actual supply of the goods or services). The implication of this qualification is that there need not be a contract between the supplier and the consumer of the goods or services in order for the CPA to apply. Among other exceptions, the CPA generally does not apply to a transaction where the customer is a juristic person with an asset value or turnover above ZAR 2 million at the time of the transaction, or a transaction which constitutes a credit agreement under the National Credit Act, 34 of 2005 although it will continue to apply to the goods or services supplied in terms of that credit agreement.
The CPA introduced some significant departures from the South African common law. Most notably, section 61 of the CPA does not require fault (i.e., negligence or intent) on the part of a supplier of products to be proven in a claim for loss or harm arising from a faulty product. It also extends the type of loss or damages that may be claimed by a plaintiff beyond what would ordinarily be permitted under the common law, by allowing a plaintiff to institute a claim against not only the supplier who supplied the goods to it, but to other suppliers in the supply chain as well. In addition, this section of the CPA, extends liability to consequential damages (i.e., economic loss). Thus, a consumer will be able to claim indirect damages suffered, such as medical expenses, loss of income and/or loss of profits.
Although the CPA imposes liability on all suppliers in the supply chain irrespective of their fault, the liability imposed is not absolute. A consumer must still prove the other elements necessary to sustain a claim against a supplier in terms of the common law, such as causation (i.e. whether the failure of the product caused the loss allegedly suffered) and loss suffered.
Section 61 also provides for a number of defenses which, if proved by a supplier, will exonerate or limit the liability of the supplier.

In addition, the CPA provides consumers with a number of remedies. If a consumer has a complaint against a supplier, they can take that complaint to the National Consumer Commission, in certain instances, the National Consumer Tribunal or a Court.
As such, ongoing compliance with legislation remains a priority for us and policies, procedures and controls have been embedded into the daily operations of the business to ensure that we remain compliant.
Competition
The South African Competition Act, No. 89 of 1998, as amended (“Competition Act”) prohibits anti-competitive restrictive practices and abuses of a dominant position, and requires that transactions resulting in a change of control (a “merger”) in which the parties exceed certain turnover and asset values must be approved by the relevant competition authority before implementation. The Competition Act established the Competition Commission and the Competition Tribunal (“Tribunal”) to enforce the Competition Act. The Tribunal may impose an administrative penalty for Competition Act violations of up to 10% of a company’s turnover in South Africa and its exports from South Africa. The Competition Act also established the Competition Appeal Court (“Appeal Court”), a specialist division of the High Court of South Africa, to adjudicate Tribunal competition law cases. In certain circumstances, competition law cases can be appealed from the Appeal Court to the Constitutional Court of South Africa.
Compliance with the Competition Act is a priority item for us. As part of our compliance efforts, we have developed an anti-corruption policy which we review on an annual basis. Further, training and awareness sessions are conducted in various critical business areas on an ongoing basis.
Singaporean Regulatory Environment
The Personal Data Protection Act 2012, No. 26 of 2012 of Singapore (the “PDPA”) generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission (“PDPC”) and relevant individuals where the data breach is of a certain severity. The PDPA also imposes various baseline obligations upon organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, the PDPA requires organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the Internet.
The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data, and certain failures to comply with PDPA requirements. These offences may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions, and impose a financial penalty of up to S$1 million. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions, and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain PDPA requirements.
The PDPA was last amended by the Personal Data Protection (Amendment) Act 2020, which is only partially in force. As of the date of this prospectus, key portions of such Act not yet in force include a requirement for organizations to transfer personal data of an individual to a different organization where requested by the individual (generally referred to as “data portability”), and, for organizations with more than S$10 million annual turnover in Singapore, the maximum financial penalty the PDPC may impose will increase to 10% of their annual turnover in Singapore.
European Union Regulatory Environment
We are subject to regulation under the laws of the European Union. Of particular relevance with regard to the regulation of our solutions are matters of data protection and privacy. More broadly, any processing of personal data in the course of the provision of services is governed by the European Union data protection regime. The framework legislation at a European Union level in respect of data protection, Directive 95/46/EC, was superseded by the General Data Protection Regulation (EU) 2016/679 (“GDPR”), effective May 25, 2018.
The GDPR creates a single legal framework that applies across all EU member states, and in some circumstances, to processors in a state outside of the EU including any business, regardless of its location, that provides goods or services to residents in the European Union. The GDPR provides that EU member states may introduce further conditions, including limitations, to make their own further laws and regulations limiting the processing of personal data, which could limit our ability to collect, use and share European data, or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harm our business and financial condition. Some of these data protection and privacy laws place additional obligations beyond the GDPR on organizations operating in the EU, such as express suppression of positioning and speeding data when vehicles are used for private trips. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business.
The GDPR introduced direct compliance obligations for data controllers and data processors. The GDPR requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects (in a concise, intelligible and easily accessible form) about how their personal data is to be used, imposes limitations on retention of information, increases requirements pertaining to health data and pseudonymized data, introduces mandatory data breach notification requirements and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. The GDPR grants individuals the opportunity to object to the processing of their personal data, allows them to request deletion of the personal data in certain circumstances (right to be forgotten), and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States or other regions that have not been deemed to offer “adequate” privacy protections.
The GDPR adopts a risk-based approach to security measures and certain other types of obligations, under which businesses bear responsibility for assessing the degree of risk that their processing activities pose to data subjects. National Data Protection Authorities (“NDPAs”) are now able to impose fines for violations of the GDPR ranging from 2% to 4% of annual worldwide turnover, or 10 million to 20 million euro, whichever is greater. Failure to comply with the requirements of the GDPR, and applicable national data protection laws of the EU member states may result in fines and other administrative penalties.
It is anticipated that, notwithstanding Brexit, GDPR or a similar data privacy regime will continue to apply to the U.K., as the U.K. parliament enacted the Data Protection Act 2018 on May 25, 2018, which enforces the provisions of GDPR independently of the U.K.’s membership in the EU.
U.S. Regulatory Environment
The Federal Trade Commission (the “FTC”) monitors and identifies practices that may compromise privacy and consumer welfare; examines opt-in procedures and whether consumers are notified and given a choice regarding the type of consumer data being collected and how such data will be used; and creates policies to halt abusive practices. The FTC has expressed particular interest in the mobile environment and services that collect sensitive data, such as location-based information, which could include transceiver products such as our telematics devices. Although much of the FTC’s focus is on consumer protection, the FTC may assert its jurisdiction over and to the extent that our clients use our systems to monitor employee movement. Further, the FTC has conducted numerous discussions on mobile and internet advertising privacy practices and may pursue more rigorous privacy regulation, possibly including regulation of non-identifiable data which could, in combination with other information, become personal data. Such increased regulation may impact our business. Even if the commercial use of our mobile technology does not expose us to FTC regulation and enforcement, geo-location and similar services are nevertheless receiving increased regulatory interest, and increased regulation may affect how we conduct our business in the future.

In addition to FTC scrutiny, many fleet drivers in the U.S. may belong to a union, which may trigger some degree of oversight from the National Labor Relations Board (“NLRB”). The NLRB has taken increasing notice of the privacy rights of unionized employees, including issuing rules regarding GPS location monitoring of unionized employees by employers. Current and future NLRB rules could affect our business model or the way in which our corporate clients use our solutions.
We also expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions that we may be subject to governing the collection, use, retention, sharing and security of data that we receive from and about our users. In recent years, regulation has focused on the collection, use, disclosure and security of information that may be used to identify or that actually identifies an individual, such as a name, address and/or email address. In addition, several states have enacted and others are considering enacting privacy legislation which may affect our business. For example, California has enacted its own privacy law, the California Consumer Privacy Act (the “CCPA”), which took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses by creating an expanded definition of personal data, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. We anticipate that the CCPA will be broadly applicable to businesses that collect personal data about California residents, requiring businesses to provide certain notices to consumers and enhanced individual rights (for example, the CCPA gives California residents expanded rights to access and require deletion of their personal data, opt out of certain personal data sharing and receive detailed information about how their personal data is used). The CCPA remains subject to potential amendments and finalization of the California attorney general’s regulations, which may impact the application of the CCPA to our business. Failure to comply with the CCPA may result in attorney general enforcement action and damage to our reputation. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase the volume of and costs associated with data breach litigation.
In addition, California enacted an internet of things cybersecurity law (“CA IoT Law”), which took effect on January 1, 2020. The CA IoT Law requires manufacturers that sell or offer to sell internet-connected devices to equip such devices with reasonable security features that are: appropriate for the nature and function of the device; appropriate for the information such device may collect, contain or transmit; and that are designed to protect the device and any information contained within the device from unauthorized access, destruction, use, modification or disclosure. While there is no private right of action under the CA IoT Law, non-compliance with this law may subject us to potential governmental enforcement actions.

MANAGEMENT
Board of Directors
The following table sets forth information regarding the current members of our board of directors.
Name	Age	Position
Isaias (Zak) Jose Calisto	54	Director
Morné Grundlingh	45	Director
David Brown	66	Director
Brett Nagle	44	Director
Andrew Leong	46	Director
Executive Officers
The following table sets forth information regarding our current executive officers.
Name	Age	Position
Isaias (Zak) Jose Calisto	54	Chief Executive Officer
Morné Grundlingh	45	Chief Financial Officer
Richard Schubert	47	Chief Operating Officer
Juan Marais	52	Chief Sales Officer
Carmen Calisto	24	Chief Marketing Officer
Pedro Ventura	33	Chief Technology Officer
The following sets forth certain biographical information with respect to our directors, director nominees and executive officers. Unless otherwise stated, the business address for our directors, director nominees and executive officers is 10 Anson Road, #12-14, International Plaza, Singapore 079903.
Isaias (Zak) Jose Calisto is our Chief Executive Officer and has been a member of our board of directors since May 2018. He has been the Chief Executive Officer of Cartrack Holdings Limited since its founding in 2001. Before founding the Company, Mr. Calisto was a Member of Vehicle Tracking Services, a company specializing in the distribution of telematics services, from 1994 through 2001. Prior to that, Mr. Calisto was a Member of Cell Communications, a company specializing in the distribution of telecommunication services, from 1994 to 1996. Mr. Calisto also completed an accelerated training program at Standard Bank, Africa’s largest lender by assets, from 1986 through 1991. Mr. Calisto studied at the University of South Africa and University of the Witwatersrand.
Morné Grundlingh is our Chief Financial Officer and has been a member of our board of directors since February 2021. Prior to joining Cartrack Holdings Limited in this role in 2017, Mr. Grundlingh provided outsourced CFO services from 2014 through 2016 at CFO on Call, a Singaporean provider of financial management services to private and public businesses on a part-time or interim basis. Prior to that, Mr. Grundlingh was the Head of Treasury in the Asia-Pacific Region for BlackRock. Mr. Grundlingh held various other senior positions at BlackRock between 2007 and 2014 including Head of Treasury for the Asia-Pacific Region. Mr. Grundlingh was also a financial manager at Barclays, a global financial institution, in London and Singapore. Mr. Grundlingh is a Chartered Accountant and holds a Bachelor of Commerce in accounting (with honors) from the University of Johannesburg and a Masters in Accounting and Finance from Birmingham City University.
David Brown is a member of the board of directors of Cartrack Holdings Limited and has been a member of our board of directors since February 2021. Mr. Brown has served as the Chairman of the board of directors of Cartrack Holdings Limited since 2014. He served as Chief Executive Officer for Mercantile Bank Limited, a South African commercial bank, from 2004 to 2013. Prior to that, Mr. Brown served as Managing Director for the Commercial Banking Division of Standard Bank of South Africa Limited, a South African diversified financial services company, from 2000 to 2003 as well as Managing

Director of two commercial banks in Africa between 1991 and 1995. Mr. Brown also serves as a non-executive member of Vantage Mezzanine Fund’s Investment Committee, an African-focused mezzanine fund. Mr. Brown holds a Master of Business Administration from the University of Cape Town and a Bachelor of Commerce from the University of South Africa, and also completed the Advanced Management Program at Harvard Business School. We believe Mr. Brown is well qualified to serve as a member of our board of directors given his past experience and his role as Chairman of Cartrack Holdings Limited.
Brett Nagle has been a member of our board of directors since February 2021 and serves as a non-executive director of MAS Real Estate Inc., a real estate investment and development company publicly traded on the JSE. Mr. Nagle also serves as a non-executive director of Attacq Limited, a real estate investment and development company publicly traded on the JSE. Mr. Nagle is the founder of Panacea Capital, an investment holding company that focuses on companies listed in the United States and South Africa, which he founded in 2015. Previously, Mr. Nagle served as Head of Investments: South Africa for Royal Bafokeng Holdings, an African community investment company, from 2013 to 2015. Prior to that, Mr. Nagle served as Head of Client Solutions for Rand Merchant Bank, a South African diversified financial services company, from 2004 to 2013. Mr. Nagle is a Charted Accountant (South Africa). We believe Mr. Nagle is well qualified to serve as a member of our board of directors given his extensive experience as a director for companies that are publicly listed on the JSE.
Andrew Leong has been a member of our board of directors since February 2021 and is currently the co-founder and the Chief Executive Officer of Videre Security Solutions, a software company established in 2016 providing data analytics and cyber security to Singapore. Mr. Leong started his career in Singapore’s Intelligence Agency in 1998 and was head of the cybersecurity division from 1999 until 2005. From 2005 until 2015, Mr. Leong was the Managing Director of Chameleon Associates Pte. Ltd., a company specializing in risk mitigation utilizing predictive profiling. Mr. Leong holds a Bachelor of Applied Sciences in computer engineering from the Nanyang Technology University, Singapore. We believe that Mr. Leong is well qualified to serve as a member of our board of directors given his extensive experience in artificial intelligence and data analytics.
Richard Schubert is our Chief Operating Officer. Mr. Schubert joined Cartrack Holdings Limited in 2007 and has held this role at Cartrack Holdings Limited since 2017, and prior to that, served as Chief Information Officer from 2007 through 2017. Mr. Schubert holds a National Higher Diploma in Electronic Engineering from the Technikon of the Witwatersrand.
Juan Marais is our Chief Sales Officer. Before joining Cartrack Holdings Limited in this role in 2004, he was the Chief Executive Officer of Advancor (Pty) Ltd., an insurance brokerage, from 2001 to 2004. Prior to that, Mr. Marais was the Chief Executive Officer of Finance Mart (Pty) Ltd., a financial services company, from 1998 to 2001. Mr. Marais began his career in the insurance industry at Broadstreet Financial Advisory Services, where he was a Managing Member from 1993 to 1998. Mr. Marais holds a Certification in Financial Planning from Milpark Business School.
Carmen Calisto joined the Cartrack Group in February 2020 as Group Chief Marketing Officer. Before joining Cartrack Holdings Limited in this role, she was a Media Activation Executive at Essence Global from 2019-2020, a global data and measurement-driven full service agency. Prior to that, Ms. Calisto interned as an Actuarial Marketer with the Cartrack Group and an Actuarial Advisor at Ernst & Young. She holds a BSc (Honours) in Actuarial Science from Cass Business School and an MSc in Strategic Marketing from Imperial College London.
Pedro Ventura is our Chief Technology Officer. Mr. Ventura joined Cartrack Holdings Limited in 2015 as a senior Software Engineer and he was promoted to Chief Technical Officer in November 2020 assuming full responsibility for the strategic and technical direction of Research and Development and our IT infrastructure. Prior to joining Cartrack, Mr. Ventura held various senior roles in technology and software development including being the founder of Internet Business Solutions & Technologies S.A., an Internet based start-up. Mr. Ventura studied Computer Engineering at the Instituto Superior Técnico in Lisbon.
Family Relationships
Carmen Calisto is the daughter of Isaias (Zak) Jose Calisto.

Board Composition
Our board of directors will be composed of five members, of whom Brett Nagle, David Brown, and Andrew Leong qualify as “independent” under Nasdaq listing standards. Our constitution will provide that, immediately upon the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:
•
the Class I directors will be David Brown and Andrew Leong, and their term will expire at the first annual meeting of stockholders held after the completion of this offering;

•
the Class II director will be Brett Nagle, and his term will expire at the second annual meeting of stockholders held after the completion of this offering; and

•
the Class III directors will be Isaias (Zak) Jose Calisto and Morné Grundlingh, and their terms will expire the third annual meeting of stockholders held after the completion of this offering.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.
This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. For additional information regarding our board of directors, see “Description of Share Capital — Election and Reelection of Directors.”
Audit Committee
The audit committee, which is expected to consist of Brett Nagle, David Brown and Andrew Leong will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee will also be responsible for reviewing and determining whether to approve certain transactions with related parties. See “Certain Relationships and Related Party Transactions — Related Person Transaction Policy.” The board of directors has determined that Brett Nagle qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that Brett Nagle, David Brown and Andrew Leong are independent, as independence is defined under the rules of the SEC and the Nasdaq applicable to foreign private issuers. Brett Nagle will be appointed to act as chairman of our audit committee.
Compensation and Nomination Committee
The compensation and nomination committee, which is expected to consist of Brett Nagle, David Brown and Andrew Leong will assist the board in identifying and nominating candidates for election to the board of directors; review and recommend the compensation arrangements for certain members of our board of directors and administer our equity compensation plan. Brett Nagle will be appointed to act as chairman of our compensation and nomination committee.
Duties of Directors
Under Singapore law, members of the board of directors of a Singapore company owe certain fiduciary duties towards the company, including a duty to act in good faith in the best interests of the company, a duty to act honestly and to use reasonable diligence in the discharge of the duties of their office. Directors generally owe fiduciary duties to the company, and not to the company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors. The company has a right to seek damages if a duty owed by directors is breached.

Directors and Executive Officer Compensation
The aggregate compensation, including benefits in kind, accrued or paid to our executive officers and directors with respect to the year ended February 29, 2020 for services in all capacities was R15.4 million. As of February 29, 2020, the amount we have set aside or accrued to provide pension, retirement or similar benefits to our executive directors and directors was R0.5 million.
The following tables provide information about the compensation paid to our executive officers and directors by Cartrack Holdings Limited with respect to the year ended February 29, 2020:
Non-Executive Directors	Director’s Fee	Audit and Risk Committee Fee	Nominations and Remuneration Committee Fee	Social and Ethics Committee Fee	Total
	(in R thousands)
David Brown	792	192	79	123	1,186
Brett Nagle	—	—	—	—	—
Andrew Leong	—	—	—	—	—
Total	792	192	79	123	1,186
Executive Officers	Salary and Allowances	Other Benefits	Retirement Fund	Performance Bonuses	Total
	(in R thousands)
Isaias (Zak) Jose Calisto	3,410	—	147	284	3,841
Morné Grundlingh	2,285	—	157	1,064	3,506
Richard Schubert	2,451	343	46	1,714	4,554
Juan Marais	1,964	198	17	174	2,353
Carmen Calisto	—	—	—	—	—
Pedro Ventura	—	—	—	—	—
Total	10,110	541	367	3,236	14,254
Foreign Private Issuer and Controlled Company Exemptions
In general, under the Nasdaq corporate governance standards, foreign private issuers, as defined by the rules adopted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are permitted to follow home country corporate governance practices instead of the corporate governance practices of the Nasdaq. Accordingly, we intend to follow certain corporate governance practices of our home country, Singapore, in lieu of certain of the corporate governance requirements of the Nasdaq in respect of the following:
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the requirement under Section 5605(e)(2) of Nasdaq listing rules that companies must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the U.S. federal securities laws;

•
the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•
the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present;

•
the requirement under Section 5605(c) of Nasdaq listing rules that a quorum must consist of at least 33 1∕3 percent of the outstanding shares of a listed company's common voting stock; and

•
the requirement under Section 5610 of Nasdaq listing rules that a company must have adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the Nasdaq corporate governance rules. A “controlled company” under the

Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our controlling shareholder, after giving effect to the Corporate Reorganization, our chief executive officer, Zak Calisto, will control a majority of the combined voting power of our outstanding ordinary shares upon consummation of this offering, and will be able to nominate a majority of directors for election to our board of directors. Accordingly, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, take advantage of certain exemptions under the Nasdaq corporate governance rules.
The foreign private issuer exemption and the “controlled company” exemption do not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq rules, which require that our audit committee be composed of at least three directors, all of whom are independent.
If at any time we cease to be a “controlled company” or a “foreign private issuer” under the rules of the Nasdaq and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the Nasdaq corporate governance rules.
Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance standards. See “Description of Share Capital.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Related Party Transactions
We lease our office space at 166 Jan Smuts Avenue, Rosebank, Johannesburg, 2196, South Africa and at 11 Keyes Avenue, Rosebank, Johannesburg, 2196, South Africa, pursuant to lease agreements (the “Lease Agreements”) by and between Purple Rain Properties No. 444 Proprietary Limited (“Purple Rain”), and each of (i) Cartrack Proprietary Limited, (ii) Cartrack Manufacturing Proprietary Limited and (iii) Found Proprietary Limited, each dated as of March 1, 2020. Purple Rain is an entity in which our Chief Executive Officer, Isaias (Zak) Jose Calisto, owns an 85% stake. The aggregate payments under the Lease Agreements amount to R25.1 million per annum. Each Lease Agreement has an initial term of three years and is renewable on an annual basis thereafter. Under the Lease Agreements, the aggregate amount of payments paid to Purple Rain were R16.4 million, R17.6 million and R6.6 million for the years ended February 29, 2020, February 28, 2019 and February 28, 2018, respectively.
Registration Rights Agreement
In connection with this offering, we expect to enter into a registration rights agreement with our Chief Executive Officer, Isaias (Zak) Jose Calisto. The registration rights agreement will grant Mr. Calisto and his designees specified registration rights in connection with any transfer of ordinary shares issuable to us or our affiliates upon conversion of any shares. As a result, Mr. Calisto may require us to use reasonable best efforts to effect the registration under the Securities Act of our ordinary shares that he or his affiliates own, in each case at our own expense. The registration rights agreement also provides that we will indemnify Mr. Calisto in connection with the registration of our ordinary shares.
Loan Arrangements
In March 2017, we entered into a working capital funding agreement with Cartrack Education Fund, a nonprofit organization, to provide funding to Cartrack Education Fund in an aggregate amount of R0.2 million. Amounts due under this agreement bore no interest and had no fixed terms of repayment and were repayable on demand. As of February 29, 2020, all amounts due under this agreement had been written off.
In February 2018, in connection with our acquisition of Drive and Save (Pty) Ltd., an entity owned by our Chief Sales Officer, Juan Marais, we assumed the loan of R13,000 provided to Mr. Marais by Drive and Save (Pty) Ltd. Such loan bore no interest and had no fixed terms of repayment and was repayable on demand. As of May 30, 2020, the loan had been repaid in full.
In February 2020, we entered into an Enterprise Development Loan Agreement with Bumbene House (Proprietary) Limited under which we provided Bumbene House (Proprietary) Limited with a loan in an aggregate amount of R11.0 million. Our Chief Executive Officer, Isaias (Zak) Jose Calisto, serves as a trustee of the Kubu Trust that owns 100% of Bumbene House (Proprietary) Limited. Amounts due under this loan bear no interest and have no fixed terms of repayment and are repayable on demand. As of February 29, 2020, this loan remained outstanding in full.
In July 2019, our Chief Executive Officer, Isaias (Zak) Jose Calisto entered into a loan agreement with Karooooo Ltd. under which Mr. Calisto provided Karooooo Ltd. with a loan in an aggregate amount of R2,748.5 million (the “Karooooo Loan”), which was repayable on demand either in cash or convertible into shares of Cartrack Holdings Limited. The Karooooo Loan arose as part of a series of transactions which facilitated the acquisition of 204,500,000 shares of Cartrack Holdings Limited by Karooooo Ltd. On November 18, 2020, Mr. Calisto entered into a capitalization agreement pursuant to which Mr. Calisto agreed to convert the Karooooo Loan by subscribing for further shares of Karooooo Ltd. Amounts due under this loan bear no interest and have no fixed terms of repayment and are repayable on demand. As of November 18, 2020, the Karooooo Loan was fully converted into shares of Karooooo Ltd.
In December 2020, we entered into a loan agreement with Orient Victoria Pte. Ltd. pursuant to which Orient Victoria Pte. Ltd. provided us with a loan in an aggregate amount of $65 million for purposes of facilitating the Corporate Reorganization. Orient Victoria Pte. Ltd. is controlled by our Chief Executive

Officer, Isaias (Zak) Jose Calisto. The loan bears interest at a rate of 1.25% per annum and has no fixed terms of repayment. As of December 31, 2020, we had outstanding borrowings of $58.5 million under the loan.
Additional information about our related party transactions is included in Note 29 to the audited consolidated financial statements included elsewhere in this prospectus. Note 29 also includes information about transactions that would not be considered related party transactions with the Company, but involve (i) our local subsidiaries entering into loan arrangements with minority shareholders of such subsidiaries, (ii) ordinary course accounts payable and accounts receivable between us and our subsidiaries and (iii) the provision of working capital by us to empowered companies pursuant to B-BBEE principles.
Related Person Transaction Policy
In connection with this offering, we will adopt a policy regarding approval by the audit committee, subject to certain exceptions, of certain transactions between us and a related person (as defined below). Transactions subject to the policy would include the following transactions in which a related person has or will have a direct or indirect material interest:
•
any transaction or series of transactions with a related person that is material to us or the related person, or

•
any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which we are a party.

For purposes of the policy, “related person” means:
•
any director or executive officer of (i) the Company or (ii) an affiliated entity of the Company;

•
any immediate family member of a director or executive officer of (i) the Company or (ii) an affiliated entity of the Company;

•
any nominee for director of (i) the Company or (ii) an affiliated entity of the Company and the immediate family members of such nominee;

•
a 10% beneficial owner of the Company’s voting securities or any immediate family member of such owner; and

•
enterprises in which a substantial interest in the voting power is owned, directly or indirectly by a person described in any of the immediately preceding four bullet points or over which such a person is able to exercise significant influence.

Existing arrangements with related parties and new arrangements with related parties that are entered into in connection with this offering, in each case (i) that are described in this prospectus, (ii) including any subsequent amendment to any such arrangement that is not material to the Company and (iii) any ancillary services provided in connection therewith, will not require review, approval or ratification pursuant to the policy.

PRINCIPAL AND SELLING SHAREHOLDER
The following table sets forth information as of February 28, 2021 regarding beneficial ownership of our ordinary shares (i) immediately prior to this offering, and (ii) immediately after giving effect to this offering, without giving effect to the Corporate Reorganization, by:
•
the Selling Shareholder;

•
each person we know to beneficially own 5% or more of our ordinary shares;

•
each executive officer; and

•
each director.

For purposes of the table below, the percentage ownership calculations for beneficial ownership prior to the consummation of this offering and the percentage ownership calculations for beneficial ownership after consummation of this offering are based on 20,332,894 shares of our ordinary shares assumed to be outstanding as of February 28, 2021, without giving effect to the Corporate Reorganization.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ordinary shares that may be acquired by an individual or group within 60 days after the date of this prospectus, pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The underwriters have an option to purchase up to 600,000 additional ordinary shares within 30 days of the date of this prospectus from us to cover over-allotments, if any.
Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all ordinary shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Karooooo Ltd., 10 Anson Road, #12-14, International Plaza, Singapore 079903.
Ordinary Shares Beneficially Owned
	Prior to this Offering		After Giving Effect to this Offering Assuming Underwriters’ Option is Not Exercised		After Giving Effect to this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percent	Number	Percent	Percent
Directors and Executive Officers
Isaias (Zak) Jose Calisto(1)	20,332,894	100.0%	18,832,894	82.48%	80.37%
Morné Grundlingh	—	—	—	—	—
David Brown	—	—	—	—	—
Brett Nagle(2)	—	—	—	—	—
Andrew Leong	—	—	—	—	—
Richard Schubert	—	—	—	—	—
Juan Marais(3)	—	—	—	—	—
Carmen Calisto	—	—	—	—	—
Pedro Ventura	—	—	—	—	—
All executive officers and directors as a group (9 persons)	20,332,894	100.0%	18,832,894	82.48%	80.37%
Other 5% Shareholders
Gobi Capital LLC(4)	—	—	—	—	—

*
Indicates beneficial ownership of less than 1% of the total issued and outstanding ordinary shares.

(1)
Following the Reinvestment, Mr. Calisto is expected to beneficially own 58.2% of the issued and outstanding shares of the Company (or 57.1% if the underwriters exercise their option to purchase additional ordinary shares in full), assuming (i) the sale by us of 2,500,000 ordinary shares in this offering (or 3,100,000 shares if the underwriters exercise their option to purchase additional ordinary shares in full) and (ii) the participation in full by eligible shareholders of Cartrack Holdings Limited in the

Reinvestment subsequent to the closing of this offering and the issuance of 9,543,706 ordinary shares pursuant to the Reinvestment. Mr. Calisto and Georgem Holdings (Pty) Ltd. have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding shares of the Company, then Georgem Holdings (Pty) Ltd. will cast all votes in respect of the ordinary shares that Georgem Holdings (Pty) Ltd. beneficially owns as directed by Mr. Calisto. Mr. Calisto disclaims beneficial ownership of such ordinary shares.
(2)
Following the Reinvestment, Mr. Nagle is expected to beneficially own 1,137 ordinary shares through Jozilite (Pty) Limited and through his immediate family members, which would correspond to less than 1% of the issued and outstanding shares of the Company, assuming (i) the sale by us 2,500,000 of ordinary shares in this offering (or 3,100,000 shares if the underwriters exercise their option to purchase additional ordinary shares in full) and (ii) the participation in full by eligible shareholders of Cartrack Holdings Limited in the Reinvestment subsequent to the closing of this offering and the issuance of 9,543,706 ordinary shares pursuant to the Reinvestment. Jozilite (Pty) Limited is controlled by Mr. Nagle, and accordingly, Mr. Nagle has voting and investment power over the shares held by Jozilite (Pty) Limited.

(3)
Following the Reinvestment, Mr. Marais is expected to beneficially own 3,550,000 shares through Georgem Holdings (Pty) Ltd., which would correspond to 11.0% of the issued and outstanding shares of the Company (or 10.8% if the underwriters exercise their option to purchase additional ordinary shares in full), assuming (i) the sale by us of 2,500,000 ordinary shares in this offering (or 3,100,000 shares if the underwriters exercise their option to purchase additional ordinary shares in full) and (ii) the participation in full by eligible shareholders of Cartrack Holdings Limited in the Reinvestment subsequent to the closing of this offering and the issuance of 9,543,706 ordinary shares pursuant to the Reinvestment Mr. Marais and Jennie Allen are directors of Georgem Holdings (Pty) Ltd., and accordingly Mr. Marais and Ms. Allen share voting and investment power over the shares held by Georgem Holdings (Pty) Ltd. Mr. Calisto and Georgem Holdings (Pty) Ltd. have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding shares of the Company, then Georgem Holdings (Pty) Ltd. will cast all votes in respect of the ordinary shares that Georgem Holdings (Pty) Ltd. beneficially owns as directed by Mr. Calisto. Mr. Calisto disclaims beneficial ownership of such ordinary shares.

(4)
Following the Reinvestment, Gobi Capital LLC is expected to beneficially own 1,950,558 ordinary shares, which would correspond to 6.0% of the issued and outstanding shares of the Company (or 5.9% assuming the exercise of the underwriters’ option to purchase additional shares), assuming (i) the sale by us of 2,500,000 ordinary shares in this offering (or 3,100,000 ordinary shares assuming the exercise of the underwriters’ option to purchase additional shares) and (ii) the participation in full by eligible shareholders of Cartrack Holdings Limited in the Reinvestment subsequent to the closing of this offering and the issuance of 9,543,706 ordinary shares pursuant to the Reinvestment. Gobi Capital LLC is controlled by Bo Shan. Gobi Capital LLC and Bo Shan disclaim beneficial ownership of the ordinary shares listed above except to the extent of any pecuniary interest therein. The business address of Gobi Capital LLC is 909 Montgomery Street, Suite 400, San Francisco, CA 94133.

To our knowledge, and other than changes in percentage ownership as a result of the shares sold by the Selling Shareholder in connection with this offering, there has been no significant change in the percentage ownership held by the major shareholders listed above in the last three years.
As of December 31, 2020, we had no holders of record with an address in the United States.

DESCRIPTION OF SHARE CAPITAL
The following description summarizes material terms of our constitution as they will be in effect upon the consummation of this offering. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of our constitution, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our constitution.
General
Upon the consummation of this offering, our issued and outstanding share capital will consist of ordinary shares. Following this offering, we will have 22,832,894 ordinary shares issued and outstanding (or 23,432,894 ordinary shares if the underwriters exercise in full their option to purchase additional shares). We currently only have one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another.
For the purposes of this section, references to “shareholders” mean those shareholders whose names and number of shares are entered in our register of members. Only persons who are registered in our register of members are recognized under Singapore law as our shareholders. As a result, only registered shareholders have legal standing under Singapore law to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders.
Ordinary Shares
Our ordinary shares have no par value as there is no concept of authorized share capital under Singapore law. All shares presently issued are fully paid and existing shareholders are not subject to any calls on shares. Although Singapore law does not recognize the concept of “non-assessability” with respect to newly-issued shares, we note that any subscriber of our ordinary shares who has fully paid up all amounts due with respect to such ordinary shares will not be subject under Singapore law to any personal liability to contribute to our assets or liabilities in such subscriber’s capacity solely as a holder of such ordinary shares. We believe this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own ordinary shares. Except as described in “— Singapore Code on Take-Overs and Mergers”, there are no limitations in our constitution or Singapore law on the rights of shareholders not resident in Singapore to hold or vote in respect of our ordinary shares.”
Voting Rights
Each ordinary share is entitled to one vote per share. Voting at any meeting of shareholders is by show of hands unless a poll has been demanded prior to or on the declaration of the result of the show of hands by, among others, at least one shareholder present in person or by proxy or by attorney or other duty authorized representative and representing not less than 5% of the total voting rights of all shareholders having the right to vote at the meeting. On a poll, each holder of ordinary shares who is present in person or by proxy or by attorney or other duly authorized representative, has one vote for each ordinary share which he holds or represents. Proxies need not be shareholders.
Subject to the Singapore Companies Act and our constitution, only those shareholders who are registered in our register of members will be entitled to vote at any meeting of shareholders in person or by proxy or by attorney or other duly authorized representative. Therefore, since the ordinary shares offered in this offering are expected to be held through The Depository Trust Company (“DTC”) or its nominee, DTC or its nominee will grant an omnibus proxy to DTC participants holding our ordinary shares in book-entry form. Persons holding through a broker, bank, nominee or other institution that is a direct or indirect participant of DTC will have the right to instruct their broker, bank, nominee or other institution holding these ordinary shares on how to vote such ordinary shares by completing the voting instruction form provided by the applicable broker, bank, nominee, or other institution. Whether voting is by a show of hands or by a poll, the vote of DTC or its nominee will be voted by the chairman of the meeting according to the results of the votes of the DTC participants (which results will reflect the instructions received from persons that own our ordinary shares electronically in book-entry form through DTC). In the case of a tie vote, the chairman of the meeting shall be entitled to a casting vote.
Dividends
We may, by ordinary resolution, declare dividends at a general meeting of our shareholders, but no dividend shall be payable except out of our profits, and the amount of any such dividend shall not exceed the amount recommended by our board of directors. Subject to our constitution and in accordance with the Singapore Companies Act, our board of directors may, without the approval of our shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of our shareholders. See “Dividends and Dividend Policy” for additional information about our dividend policy.
Capitalization and Other Rights
Our board of directors may, with the approval of our shareholders at a general meeting, capitalize any reserves or profits and distribute them as shares, credited as paid-up, to our shareholders in proportion to their shareholdings in accordance with our constitution.
Variation of Rights
Subject to the Singapore Companies Act and every other Singapore statute for the time being in force affecting us, under our constitution, whenever our share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either while the Company is a going concern or during or in contemplation of a winding-up. To every such separate general meeting, the necessary quorum shall be two persons (unless all the shares of the class are held by one person whereupon the necessary quorum shall be one person) at least holding or representing by proxy or by attorney or other duly authorized representative at least one-third of issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney or other duly authorized representative may demand a poll, and on a poll, shall have one vote for every share of the class held by him, provided always that where the necessary majority for such a special resolution is not obtained at such general meeting, consent in writing if obtained from the holders of three-quarters of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting.
Issuance of New Shares
Under the Singapore Companies Act, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issuance of shares. Such approval, if granted, will lapse at the earlier of:
•
the conclusion of the next annual general meeting; or

•
the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within six months after the end of each fiscal year);

however, any approval may be revoked or varied by the company in a general meeting.
Our shareholders have provided such general authority to issue new ordinary shares until the conclusion of our annual general meeting or the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.
Subject to this and the provisions of the Singapore Companies Act and our constitution, our board of directors may allot, issue or grant options over or otherwise dispose of new ordinary shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose. Such rights are subject to any condition attached to such issue and the regulations of any stock exchange on which our ordinary shares are listed, as well as U.S. federal and blue sky securities laws applicable to such issue.

Preference Shares
Our constitution provides that, subject to the Singapore Companies Act and our constitution, we may issue shares of a different class with preferential, deferred, qualified or special rights, privileges, conditions or such restrictions, whether with regard to dividend, voting, return of capital or otherwise, or which do not confer voting rights, as our board of directors may think fit. The Singapore Companies Act allows public companies such as us to issue shares with different voting rights (including special, limited or conditional voting rights, or no voting rights), subject to, among others, our shareholders having adopted a special resolution approving such issuance.
We may, subject to the Singapore Companies Act and the prior approval in a general meeting of our shareholders, issue preference shares that are, or at our option are to be, subject to redemption provided that such preference shares may not be redeemed out of the capital of the Company unless:
•
all the directors have made a solvency statement in relation to such redemption; and

•
we have lodged a copy of the statement with the Accounting and Corporate Regulatory Authority of Singapore.

Further, the preference shares must be fully paid-up before they are redeemed.
The issuance of preference shares could have the effect of decreasing the trading price of our ordinary shares, restricting dividends on our ordinary shares, diluting the voting power of our ordinary shares, impairing the liquidation rights of our ordinary shares, or delaying or preventing a change in control of the Company.
Register of Members
Only persons who are registered in our register of members are recognized under Singapore law as our shareholders with legal standing under Singapore law to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. We will not, except as required by applicable law, recognize any equitable, contingent, future or partial interest in any ordinary share, or any interest in any fractional part of an ordinary share, or other rights for any ordinary share other than the absolute right thereto of the registered holder of that ordinary share. We may close our register of members for any time or times, provided that our register of members may not be closed for more than 30 days in the aggregate in any calendar year. We typically will close our register of members to determine shareholders’ entitlement to receive dividends and other distributions.
Our ordinary shares, which are expected to be listed and traded on NASDAQ, are expected to be held through The Depository Trust Company (“DTC”). Accordingly, DTC or its nominee, Cede & Co., will be the shareholder on record registered in our register of members.
A holder of our ordinary shares held in book-entry interests through DTC or its nominee may become a registered shareholder by exchanging its interest in such shares for certificated ordinary shares and being registered in our register of members in respect of such shares. The procedures by which a holder of book-entry interests held through the facilities of the DTC may exchange such interests for certificated ordinary shares are determined by DTC (including the broker, bank, nominee or other institution that holds the shares within DTC) and Computershare Trust Company, N.A. (“Computershare”), which will act as our transfer agent, in accordance with their internal policies and guidelines regulating the withdrawal and exchange of book-entry interests for certificated ordinary shares.
Under the Singapore Companies Act, if (a) the name of any person is without sufficient cause entered in or omitted from the register of members; or (b) default is made or unnecessary delay takes place in entering in the register of members the fact of any person having ceased to be a member, the person aggrieved or any member or the public company itself, may apply to the Singapore courts for rectification of the register of members. The Singapore courts may refuse the application or may order rectification of the register of members and payment by the public company of any damages sustained by any party to the application. The Singapore courts will not entertain any application for the rectification of a register of members in respect of an entry which was made in the register of members more than 30 years before the date of the application.

Singapore Code on Take-Overs and Mergers
The Singapore Code on Take-Overs and Mergers, or “Singapore Take-over Code,” regulates, among other things, the acquisition of voting shares of Singapore-incorporated public companies. In this regard, the Singapore Take-over Code applies to, among others, corporations with a primary listing of their equity securities in Singapore. While the Singapore Take-over Code is drafted with, among others, listed public companies in mind, unlisted public companies with more than 50 shareholders and net tangible assets of S$5.0 million or more, must also observe the letter and spirit of the general principles and rules of the Singapore Take-Over Code, wherever this is possible and appropriate. Public companies with a primary listing overseas may apply to SIC to waive the application of the Singapore Take-over Code. As at the date of this prospectus, no application has been made to SIC to waive the application of the Singapore Take-over Code in relation to us. We may submit an application to SIC for a waiver from the Singapore Take-over Code so that the Singapore Take-over Code will not apply to us for so long as we are not listed on a securities exchange in Singapore. We will make an appropriate announcement if we submit the application and when the result of the application is known.
Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his or her own or together with parties acting in concert with such person, in 30% or more of the voting rights in the Company or any person holding, either on his or her own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of the voting rights in the Company, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of the voting rights in the Company in any six-month period, must, except with the consent of SIC, extend a mandatory take-over offer for all the remaining voting shares in accordance with the provisions of the Singapore Take-over Code. Responsibility for ensuring compliance with the Singapore Take-over Code rests with parties (including company directors) to a take-over or merger and their advisors.
Under the Singapore Take-over Code, “parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:
•
a company, its parent company, subsidiaries and fellow subsidiaries (together, the related companies), the associated companies of any of the company and its related companies, companies whose associated companies include any of these foregoing companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

•
a company with any of its directors (together with their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

•
a company with any of its pension funds and employee share schemes;

•
a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;

•
a financial or other professional adviser, including a stockbroker, with its client in respect of the shareholdings of the adviser and persons controlling, controlled by or under the same control as the adviser;

•
directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

•
partners; and

•
an individual and (i) such person’s close relatives, (ii) such person’s related trusts, (iii) any person who is accustomed to act in accordance with such person’s instructions, (iv) companies controlled by the individual, such person’s close relatives, such person’s related trusts or any person who is accustomed to act in accordance with such person’s instructions and (v) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.
Subject to certain exceptions, a mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months prior to its commencement.
Under the Singapore Take-over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to enable them to reach an informed decision on the offer. These legal requirements may impede or delay a takeover of our company by a third-party.
Election and Reelection of Directors
We may, by ordinary resolution, remove any director before the expiration of his or her period of office, notwithstanding anything in our constitution or in any agreement between us and such director but where any director so removed was appointed to represent the interests of any particular class of shareholders or debenture holders the resolution to remove him shall not take effect until his successor has been appointed. We may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.
Under our constitution, our directors shall be divided into three (3) classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III.
The board of directors may assign members of the board of directors already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors shall expire at the first annual general meeting following the adoption of our constitution, the term of office of the initial Class II directors shall expire at the second annual general meeting following the adoption of this constitution and the term of office of the initial Class III directors shall expire at the third annual general meeting following the adoption of our constitution. At each annual general meeting, commencing with the first annual general meeting following the adoption of our constitution, each of the successors elected to replace the directors of a class whose term shall have expired at such annual general meeting shall be elected to hold office until the third annual general meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified. A retiring director shall be eligible for re-election.
Our constitution provides that our board of directors shall have the power, at any time, to appoint any person to be a director either to fill a casual vacancy or as an additional director but any person so appointed by the directors shall hold office only until the next annual general meeting and shall then be eligible for re-election.
General Meetings of Shareholders
Subject to the Singapore Companies Act, we are required to hold an annual general meeting of shareholders within six months from the end of our fiscal year. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the requisition of shareholders holding not less than 10% of the total number of paid-up shares as of the date of deposit of the requisition carrying the right to vote at a general meeting (disregarding paid-up shares held as treasury shares). In addition, two or more shareholders holding not less than 10% of our total number of issued shares (excluding treasury shares) may call a meeting of our shareholders.
The Singapore Companies Act provides that a shareholder is entitled to attend any general meeting and speak on any resolution put before the general meeting. Unless otherwise required by law or by our constitution, voting on resolutions put forth at general meetings is by ordinary resolution, requiring the affirmative vote of a simple majority of the voting rights of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of not less than three-fourths of the voting rights of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, including voluntary winding-up, amendments to our constitution, a change of our corporate name and a reduction in the share capital.
We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. General meetings convened for the purpose of passing ordinary resolutions generally require at least 14 days’ notice in writing.
Minority Rights
The rights of minority shareholders of Singapore companies are protected under Section 216 of the Singapore Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of a company, as they think fit to remedy any of the following situations:
•
the affairs of a company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders, including the applicant; or

•
a company takes an action, or threatens to take an action, or the shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

Singapore courts have a wide discretion as to the remedies they may grant and the remedies listed in the Singapore Companies Act itself are not exclusive. In general, the Singapore courts may:
•
direct or prohibit any act or cancel or modify any transaction or resolution;

•
regulate the conduct of the affairs of the company in the future;

•
authorize civil proceedings to be brought in the name of, or on behalf of, the company by a person or persons and on such terms as the court may direct;

•
provide for the purchase of a minority shareholder’s shares by the other shareholders or by the company and, in the case of a purchase of shares by the company, a corresponding reduction of its share capital; or

•
provide that the company be wound up.

In addition, Section 216A of the Singapore Companies Act allows a complainant (including a minority shareholder) to apply to the Singapore courts for leave to bring an action in a court proceeding or arbitration to which a company is a party or intervene in an action in a court proceeding or arbitration to which a company is a party for the purpose of prosecuting, defending or discontinuing the action or arbitration on behalf of a company.
Liquidation or Other Return of Capital
On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.
Limitation of Liability of Directors and Officers
Under Section 172 of the Singapore Companies Act, any provision exempting or indemnifying the officers of a company (including directors) against any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. However, a company is not prohibited from: (a) as provided in Section 172A of the Singapore Companies Act, purchasing and maintaining for any such individual insurance against liability incurred by him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company; or (b) as provided in Section 172B of the Singapore Companies Act, indemnifying the individual against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the individual to pay a fine in criminal proceedings, (ii) of the individual to pay a penalty to a regulatory authority in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the individual in defending criminal proceedings in which he or she is convicted, (iv) incurred by the individual in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the individual in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.
Our constitution provides that, subject to the provisions of the Singapore Companies Act and every other Singapore statute for the time being in force and affecting our company, every director, secretary or other officer of the Company shall be entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred or to be incurred by them in the execution and discharge of their duties or in relation thereto.
In addition, and without prejudice to the generality of the foregoing, no director, secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of us or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, willful default, breach of duty or breach of trust.
We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Singapore law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified (on terms that the full amount of such advances is to be repaid if the individual is convicted in the relevant proceeding (with such conviction being final), final judgment is given against the individual in the relevant proceeding or, as the case may be, the court refuses to grant the individual relief on the application (with such refusal of relief being final)), save that the Company shall not provide any indemnity (to any extent) to a director or an officer against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the Company save for the circumstances as permitted pursuant to Section 172A and Section 172B of the Singapore Companies Act. These indemnification rights shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our constitution, agreement, vote of shareholders or disinterested directors or otherwise.
We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
Transfer Agent and Registrar
The transfer agent and branch registrar for our ordinary shares, which will maintain our branch register located in the United States, will be Computershare. Its address is 150 Royall Street, Canton, Massachusetts 02021. In South Africa, Computershare Investor Services Proprietary Limited will maintain an administrative depositary share register to facilitate trading on the JSE.
Comparison of Shareholder Rights
We are incorporated under the laws of Singapore. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Singapore and Delaware.

This discussion does not purport to be a complete or comprehensive statement of the rights of holders of our ordinary shares under applicable law in Singapore and our constitution or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.
Delaware	Singapore
Board of Directors
A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	The constitution of companies will typically state the minimum number of directors as well as provide that directors may be appointed or removed by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such appointment or removal is within the minimum (and maximum, if any) number of directors provided in the constitution. Our constitution provides that subject to the Singapore Companies Act, there shall be at least one director who is ordinarily resident in Singapore.
Limitation on Personal Liability of Directors
A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.	Under Section 172 of the Singapore Companies Act, any provision exempting or indemnifying a director against any liability for negligence, default, breach of duty or breach of trust in relation to a company will be void. However, a company is not prohibited from: (a) as provided in Section 172A of the Singapore Companies Act, purchasing and maintaining for any director insurance against any such liability incurred by him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company; or (b) as provided in Section 172B of the Singapore Companies Act, indemnifying a director against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the director to pay a fine in criminal proceedings, (ii) of the director to pay a penalty to a regulatory authority in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the director in defending criminal proceedings in which he or she is convicted, (iv) incurred by the director in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the director in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

Delaware	Singapore
Our constitution provides that, subject to the provisions of the Singapore Companies Act and every other Singapore statute for the time being in force and affecting the Company, every director, secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by them in the execution and discharge of their duties or in relation thereto. In particular, and without prejudice to the generality of the foregoing, no director, secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, willful default, breach of duty or breach of trust.
Interested Shareholders
Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.	There are no comparable provisions in Singapore with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

Delaware	Singapore
A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.
Removal of Directors
A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	According to the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office with or without cause by ordinary resolution (i.e., a resolution requiring the affirmative vote of a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.
Filling Vacancies on the Board of Directors
A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	Our constitution provides that our board of directors shall have the power, at any time, to appoint any person to be a director either to fill a casual vacancy or as an additional director but any person so appointed by the directors shall hold office only until the next annual general meeting and shall then be eligible for re-election.

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Amendment of Governing Documents
Amendment of Certification of Incorporation and Bylaws	Alteration to Constitution

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment.
If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the certificate of incorporation. The stockholders of a Delaware corporation also have the power to amend bylaws.
Our constitution may be altered by special resolution (i.e., a resolution requiring the affirmative vote of not less than three-fourths majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution for which not less than 21 days written notice is given). Our board of directors has no power to amend our constitution.
Meetings of Shareholders
Annual and Special Meetings	Annual General Meetings

Typical bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors.
Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.
Subject to the Singapore Companies Act, we are required to hold an annual general meeting of shareholders within six months from the end of our fiscal year.
Extraordinary General Meetings
Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Two or more shareholders holding not less than 10% of the total number of issued shares (excluding treasury shares) may call an extraordinary general meeting. In addition, the constitution usually also provides that general meetings may be convened in accordance with the Singapore Companies Act by the directors.
Notwithstanding anything in the constitution, the directors are required to convene a general meeting if required to do so by requisition (i.e., written notice to directors requiring that a meeting be called) by shareholders holding not less than 10% of the total number of paid-up shares as at the date of the deposit of the requisition carrying the right of voting at general meetings of the company. In

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addition, our constitution provides that the directors may, whenever they think fit, convene an extraordinary general meeting.
Quorum Requirements	Quorum Requirements
Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.	Our constitution provides that the quorum at any general meeting shall be two or more members present in person or by proxy or by attorney or other duly authorized representative save in certain circumstances.
Indemnification of Officers, Directors and Employees

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:
•
acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•
in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the

Under Section 172 of the Singapore Companies Act, any provision exempting or indemnifying a director against any liability for negligence, default, breach of duty or breach of trust in relation to a company will be void. However, a company is not prohibited from: (a) as provided in Section 172A of the Singapore Companies Act, purchasing and maintaining for any director insurance against any such liability incurred by him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company; or (b) as provided in Section 172B of the Singapore Companies Act, indemnifying a director against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the director to pay a fine in criminal proceedings, (ii) of the director to pay a penalty to a regulatory authority in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the director in defending criminal proceedings in which he or she is convicted, (iv) incurred by the director in defending civil proceedings brought by the company or a related company in which judgment is given against him or her or (v) incurred by the director in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.
In cases where a director is sued by the company, the Singapore Companies Act gives the court the power to relieve directors either wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably and honestly; and (ii) it is fair, having regard to all the circumstances of the case including those connected with such director’s

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expenses which the court deems to be proper.
To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that person is not entitled to be so indemnified.

appointment, to excuse the director.
However, Singapore case law has indicated that such relief will not be granted to a director who has benefited as a result of his or her breach of trust.
Our constitution provides that, subject to the provisions of the Singapore Companies Act and every other Singapore statute for the time being in force and affecting the Company, every director, secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by them in the execution and discharge of their duties or in relation thereto. In particular, and without prejudice to the generality of the foregoing, no director, secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, willful default, breach of duty or breach of trust.

Delaware	Singapore
Shareholder Approval of Issuance of Shares
Under Delaware law, the board of directors has the authority to issue, from time to time, capital stock in its sole discretion, as long as the number of shares to be issued, together with those shares that are already issued and outstanding and those shares reserved to be issued, do not exceed the authorized capital for the corporation as previously approved by the stockholders and set forth in the corporation’s certificate of incorporation. Under the foregoing circumstances, no additional stockholder approval is required for the issuance of capital stock. Under Delaware law, stockholder approval is required for (i) any amendment to the corporation’s certificate of incorporation to increase the authorized capital and (ii) the issuance of stock in a direct merger transaction where the number of shares exceeds 20% of the corporation’s shares outstanding prior to the transaction, regardless of whether there is sufficient authorized capital.	Section 161 of the Singapore Companies Act provides that notwithstanding anything in the company’s constitution, the directors shall not exercise any power to issue shares without prior approval of the shareholders in a general meeting. Such authorization may be obtained by ordinary resolution (i.e., a resolution requiring the affirmative vote of a simple majority of the voting rights of those shareholders present and voting in person or by proxy). Once this shareholders’ approval is obtained, unless previously revoked or varied by the company in a general meeting, it continues in force until the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting after that date is required by law to be held, whichever is earlier; but any approval may be revoked or varied by the company in a general meeting.
In addition, a corporation may issue one or more classes of stock or one or more series of stock within any class as shall be stated and expressed in the certificate of incorporation or of any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation.
Any stock of any class or of any series thereof may be made convertible into, or exchangeable for, at the option of either the holder or the corporation or upon the happening of a specified event, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation, at such price or prices or at such rate or rates of exchange and with such adjustments as shall be stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

Delaware	Singapore
Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.
The Delaware General Corporation Law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the Delaware General Corporation Law. See “— Interested Shareholders” above.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:
•
notwithstanding anything in the company’s constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•
subject to the constitution of each amalgamating company, an amalgamation proposal in accordance with the full amalgamation procedures under the Singapore Companies Act that do not require a court order must be approved by the shareholders of each amalgamating company via special resolution at a general meeting; and

•
notwithstanding anything in the company’s constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Shareholder Action Without A Meeting
Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.	Shareholder action by written consent is not permitted for a listed public company.
Shareholder Suits
Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon
Derivative Actions
The Singapore Companies Act has a provision which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action or commence an arbitration on behalf of the company.
Applications are generally made by shareholders of the company, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares).

Delaware	Singapore
him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.
It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action or arbitration in the name and on behalf of the company or intervene in an action or arbitration to which the company is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the company.
Class Actions
The concept of class action suits, which allows individual shareholders to bring an action seeking to represent a class or classes of shareholders, does not exist in Singapore. However, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action. These shareholders are commonly known as “lead plaintiffs.”

Distributions and Dividends; Repurchases and Redemptions
The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.
The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits.
The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law.
Our constitution provides that no dividend can be paid otherwise than out of profits.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.
Acquisition of a Company’s Own Shares
The Singapore Companies Act generally prohibits a company from acquiring its own shares subject to certain exceptions. Any contract or transaction made or entered into in contravention of the aforementioned prohibition by which a company acquires its own shares is void. However, provided that it is expressly permitted to do so by its constitution, as the case may be, and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, a company may:
•
redeem redeemable preference shares. Preference shares may be redeemed out of capital if all the directors make a solvency statement in relation to such redemption in accordance with the Singapore Companies Act, and the company lodges a copy of the statement with the

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Accounting and Corporate Regulatory Authority of Singapore;
•
whether or not it is listed on an approved exchange in Singapore or any securities exchange outside Singapore, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

•
make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting;

•
whether or not it is listed on an approved exchange in Singapore or any securities exchange outside Singapore, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution; and

•
where it is listed on a securities exchange, make an acquisition of its own shares on the securities exchange, in accordance with terms and limits authorized in advance at a general meeting.

A company may also purchase its own shares by an order of a Singapore court.
The total number of ordinary shares that may be acquired by a company during a relevant period may not exceed 20% (or such other prescribed percentage) of the total number of ordinary shares as of the date of the resolution passed to authorize the acquisition of the shares. Where, however, a company has reduced its share capital by a special resolution or a Singapore court has made an order confirming the reduction of share capital of the company, the total number of ordinary shares shall be taken to be the total number of ordinary shares as altered by the special resolution or the order of the court. Payment, including any expenses (including brokerage or commission) incurred directly in the acquisition by the company of its own shares, may be made out of the company’s distributable profits or capital, provided that the company is solvent.
Our constitution provides that subject to the provisions of the Singapore Companies Act, we may purchase or otherwise acquire our issued shares on such terms and in such manner as we may think fit. These shares may be held as treasury shares or

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cancelled as provided in the Singapore Companies Act or dealt with in such manner as may be permitted by the Singapore Companies Act. On cancellation of the shares, the rights and privileges attached to those shares will expire.

Financial Assistance for the Acquisition of Shares
A public company or a company whose holding company or ultimate holding company is a public company shall not give financial assistance to any person whether directly or indirectly for the purpose of or in connection with:
•
the acquisition or proposed acquisition of shares in the company or units of such shares; or

•
the acquisition or proposed acquisition of shares in its holding company or ultimate holding company, or units of such shares.

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.
However, it should be noted that a company may provide financial assistance for the acquisition of its shares or shares in its holding company if it complies with the requirements (including approval by special resolution) set out in the Singapore Companies Act.

Transactions with Officers or Directors
Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.
Under the Singapore Companies Act, directors and chief executive officers are not prohibited from dealing with the company, but where they have an interest in a transaction with the company, that interest must be disclosed to the board of directors. In particular, every director or chief executive officer who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must, as soon as is practicable after the relevant facts have come to such director’s or chief executive officer’s knowledge, declare the nature of such director’s or chief executive officer’s interest at a board of directors’ meeting or send a written notice to the company containing details on the nature, character and extent of his or her interest in the transaction or proposed transaction with the company.
There is, however, no requirement for disclosure where the interest of the director or chief executive officer (as the case may be) consists only of being a member or creditor of a corporation which is

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interested in the transaction or proposed transaction with the company if the interest may properly be regarded as immaterial. Where the transaction or the proposed transaction relates to any loan to the company, a director or chief executive officer shall not be deemed to be interested or to have been at any time interested in the transaction or proposed transaction where the director or chief executive officer has only guaranteed or joined in guaranteeing the repayment of such loan, unless the constitution provides otherwise.
Further, where the transaction or the proposed transaction has been or will be made with or for the benefit of a related corporation (i.e. the holding company, subsidiary or subsidiary of a common holding company), a director or chief executive officer shall not be deemed to be interested or to have been at any time interested in the transaction or proposed transaction where he is a director or chief executive officer (as the case may be) of that corporation, unless the constitution provides otherwise.
In addition, a director or chief executive officer who holds any office or possesses any property which directly or indirectly might create duties or interests in conflict with such director’s or chief executive officer’s duties or interests as director or chief executive officer (as the case may be) is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors or send a written notice to the company setting out the fact and the nature, character and extent of the conflict.
The Singapore Companies Act extends the scope of this statutory duty of a director and chief executive officer to disclose any interests by pronouncing that an interest of a member of a director’s or chief executive officer’s (as the case may be) family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director or chief executive officer (as the case may be).
Subject to specified exceptions, the Singapore Companies Act prohibits a company from making a loan or quasi-loan to its directors or to directors of a related corporation, or giving a guarantee or security in connection with such a loan or quasi-loan.
Companies are also prohibited from making loans or quasi-loans to its directors’ spouse or children

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(whether adopted or natural or step-children), or giving a guarantee or security in connection with such a loan or quasi-loan.
Dissenters’ Rights
Under the Delaware General Corporation Law, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	There are no equivalent provisions in Singapore under the Singapore Companies Act.
Cumulative Voting
Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has the number of votes equal to the number of shares held by such stockholder times the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion.	There is no equivalent provision under the Singapore Companies Act in respect of companies incorporated in Singapore.
Anti-Takeover Measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.
In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

The constitution of a Singapore company typically provide that the company may allot and issue new shares of a different class with preferential, deferred, qualified or other special rights as its board of directors may determine with the prior approval of the company’s shareholders in a general meeting.
Under the Singapore Take-over Code, if, in the course of an offer, or even before the date of the announcement of the offer, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

SHARES ELIGIBLE FOR FUTURE SALE
Upon consummation of this offering, we will have issued and outstanding           ordinary shares, assuming either no exercise or full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any. Of the ordinary shares to be issued and outstanding immediately after the closing of this offering, the           ordinary shares to be sold in this offering (           ordinary shares assuming full exercise of the underwriters’ option to purchase additional shares) will be freely tradable without restriction under the Securities Act by persons other than our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares are “restricted securities” under Rule 144. A substantial portion of these restricted securities will be subject to the provisions of the lock-up agreements referred to below.
Sales of substantial amounts of the ordinary shares in the public market could adversely affect prevailing market prices of the ordinary shares. Prior to this offering, there has been no public market for our ordinary shares in the United States. Although we have applied to list the ordinary shares on the Nasdaq, we cannot assure you that a regular trading market will develop in the ordinary shares in the United States. The ordinary shares of Cartrack Holdings Limited currently trade on the JSE. In connection with the Corporate Reorganization, Cartrack Holdings Limited is expected to delist from the JSE and we intend to apply for a secondary listing of our ordinary shares on the JSE. See “Risk Factors — Risks Relating to our Ordinary Shares and the Offering — We do not know whether a market for our ordinary shares will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part of your investment.” Furthermore, since no shares will be available for sale from certain of our shareholders shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial numbers of ordinary shares in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.
After the expiration of any lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, which exemptions are summarized below.
Additionally, in connection with our Corporate Reorganization, and subsequent to the closing of this offering, we expect to sell up to 9,543,706 ordinary shares in a transaction exempt from, or not subject to, the registration requirements under the Securities Act.
Rule 144
Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) (1) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and (2) who has beneficially owned the shares proposed to be sold for at least six months, including, in certain cases, the holding period of any prior owner other than an affiliate is entitled to sell his or her shares without restriction, subject to the Company’s compliance with the reporting obligations under the Exchange Act.
In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is our affiliate and has beneficially owned ordinary shares for at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1.0% of the number of ordinary shares then issued and outstanding, which is expected to be equal to approximately           ordinary shares immediately after the completion of this offering and (2) the average weekly trading volume of the ordinary shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.
Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with Exchange Act reporting obligations.
Regulation S
Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that the Company’s shares may be sold in some other manner outside the United States without requiring registration in the United States.
Lock-up Agreements
We, our executive officers and directors and the Selling Shareholder have agreed not to sell or transfer any of our or Cartrack’s ordinary shares or securities convertible into or exchangeable or exercisable for our or Cartrack’s ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly: (i) offer, pledge, sell or contract to sell any of our or Cartrack’s ordinary shares; (ii) sell any option or contract to purchase any of our or Cartrack’s ordinary shares; (iii) purchase any option or contract to sell any of our or Cartrack’s ordinary shares; (iv) grant any option, right or warrant for the sale of any of our or Cartrack’s ordinary shares; (v) lend or otherwise dispose of any of our or Cartrack’s ordinary shares; (vi) request or demand that we file a registration statement related to the ordinary shares; or (vii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our or Cartrack’s ordinary shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise. See “Underwriting.”
Registration Rights Agreement
Isaias (Zak) Jose Calisto and his designees will have the right, subject to the lock-up agreements described above, to require us to register our ordinary shares for resale in some circumstances. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

TAX CONSIDERATIONS
The following are material Singaporean, South African and U.S. federal income tax considerations relevant to an investment in our ordinary shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding the Singaporean, South African, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances. To the extent that the discussion relates to matters of Singaporean tax law, it represents the opinion of Allen & Gledhill LLP, our Singaporean counsel. To the extent that it relates to matters of South African tax law, it represents the opinion of ENSafrica, our South African counsel
Singaporean Tax Considerations
The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this prospectus and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which changes could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of our ordinary shares or of any person acquiring, selling or otherwise dealing with our ordinary shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our ordinary shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of our ordinary shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our ordinary shares. The statements below regarding the Singapore tax treatment of dividends received in respect of our ordinary shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this prospectus accepts responsibility for any tax effects or liabilities resulting from the subscription for, purchase, holding or disposal of our ordinary shares.
Individual Income Tax
An individual is a tax resident in Singapore in a year of assessment if, in the preceding year, he was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he resides in Singapore.
Individual taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore. All foreign-sourced income received in Singapore on or after January 1, 2004 by a Singapore tax resident individual (except for income received through a partnership in Singapore) is exempt from Singapore income tax if the Comptroller of Income Tax in Singapore (“Comptroller”) is satisfied that the tax exemption would be beneficial to the individual. A Singapore tax resident individual is taxed at progressive rates ranging from 0% to 22%.
Non-resident individuals, subject to certain exceptions and conditions, are subject to Singapore income tax on income accruing in or derived from Singapore at the rate of 22%.
Corporate Income Tax
A corporate taxpayer is regarded as resident in Singapore for Singapore tax purposes if the control and management of its business is exercised in Singapore.
Corporate taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore and, subject to certain exceptions, on foreign-sourced income received or deemed to be received in Singapore. Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Singapore tax resident companies on or after June 1, 2003 are exempt from tax if certain prescribed conditions are met, including the following:
(i) such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received; and
(ii) at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%.
Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore (“IRAS”) with respect to such conditions.
A non-resident corporate taxpayer is subject to income tax on income that is accrued in or derived from Singapore, and on foreign-sourced income received or deemed received in Singapore, subject to certain exceptions.
The corporate tax rate in Singapore is currently 17%. In addition, three-quarters of up to the first S$10,000 of a company’s annual normal chargeable income, and one-half of up to the next S$190,000, is exempt from corporate tax from the year of assessment (“YA”) 2020 onwards. The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing corporate tax rate.
New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of up to the first S$100,000 of a company’s annual normal chargeable income, and one-half of up to the next S$100,000, a year for each of the company’s first three YAs from YA 2020 onwards. The remaining chargeable income (after the tax exemption) will be taxed at the applicable corporate tax rate.
Dividend Distributions
All Singapore-resident companies are currently under the one-tier corporate tax system (“one-tier system”).
Dividends received in respect of our ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore withholding tax, on the basis that we are a tax resident of Singapore and under the one-tier system.
Under the one-tier system, the tax on corporate profits is final and dividends paid by a Singapore resident company are tax exempt in the hands of a shareholder, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.
Gains on Disposal of our Ordinary Shares
Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our ordinary shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the IRAS regards as the carrying on of a trade or business in Singapore.
Holders of our ordinary shares who apply, or who are required to apply, the Singapore Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be) may for the purposes of Singapore income tax be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our ordinary shares is made.
Holders of our ordinary shares who may be subject to this tax treatment should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of our ordinary shares.

Stamp Duty
There is no stamp duty payable on the subscription for our ordinary shares.
Where our ordinary shares evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of their transfer at the rate of 0.2% of the consideration for, or market value of, our ordinary shares, whichever is higher.
Stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is generally payable on the acquisition of our ordinary shares. However, stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore.
Pursuant to recent amendments to the Stamp Duties Act, Chapter 312 of Singapore, stamp duty is payable on certain electronic instruments that effect a transfer of interest in our ordinary shares, where such instruments are regarded or deemed to be executed in Singapore, or executed outside Singapore and received in Singapore. In this regard, an electronic instrument that is executed outside Singapore is received in Singapore if (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.
On the basis that any transfer instruments in respect of any interests in our ordinary shares (whether traded on Nasdaq or JSE) are executed outside Singapore through the transfer agent(s), share registrar(s) and/or administrative depositary agent(s) in the United States and/or South Africa for registration in our share register(s) and/or administrative depositary register(s) (including branch register(s) of members) maintained in the United States and/or South Africa respectively, no stamp duty should be payable in Singapore on such transfers to the extent that the instruments of transfer (including electronic instruments) are not received in Singapore and all electronic records and any information relating to such transfers are not electronically received by persons in Singapore, stored on any server or device in Singapore or made accessible to any person in Singapore..
Estate Duty
Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.
Goods and Services Tax (“GST”)
The sale of our ordinary shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST incurred by the GST-registered investor in making an exempt supply is generally not recoverable from the Singapore Comptroller of GST.
Where our ordinary shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of our ordinary shares.
Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of our ordinary shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our ordinary shares will be subject to GST at the standard rate of 7.0%. Similar services rendered by a GST registered person contractually to and for the direct benefit of an investor belonging outside Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.
South African Tax Considerations
The following summary describes the principal South African income tax considerations generally applicable to the acquisition, holding and disposal of the Company’s ordinary shares.

This summary is based on the current provisions of the South African Income Tax Act No. 58 of 1962 (“Income Tax Act”), and the prevailing practice adopted by the South African Revenue Service (“SARS”), published in writing prior to the date hereof. This summary does not consider legislative proposals to amend the Income Tax Act. This summary is of a general nature only and is not intended to be legal or tax advice to any particular shareholder. This summary is not exhaustive of all South African income tax considerations. Accordingly, shareholders should consult their own tax advisors as to the tax consequences under the tax laws of the country of which they are resident or otherwise subject to tax.
As used in this registration statement, the term “SA Corporate” means a person in section 64F(1)(a) of the Income Tax Act being “a company which is a resident” for tax purposes in South Africa.
As used in this registration statement, the term “Regulated Intermediary” means a regulated intermediary as contemplated in section 64D of the Income Tax Act.
SA Tax Resident Shareholders
SA Tax Resident Shareholders (i.e. shareholders of the Company who are subject to income tax in South Africa on their worldwide income) will initially be reflected in the administrative depositary share register in South Africa and will not hold their shares through DTC. SA Tax Resident Shareholders who choose to hold their shares through DTC will need to ensure they have sufficient single discretionary allowance in respect of individuals and trusts or foreign direct investment allowance for SA Corporates.
South African dividend tax at 20% will be withheld on any cash dividends declared and paid by the Company to SA Tax Resident Shareholders holding Company ordinary shares listed on the JSE, subject to any applicable exemptions that may apply.
No South African dividend tax will be withheld on any cash dividends declared and paid by the Company to SA Tax Resident Shareholders holding Company ordinary shares through DTC. Such dividends will be subject to income tax in South Africa in the hands of the SA Tax Resident Shareholders.
A controlled foreign company (“CFC”) is a non-South African company in which more than 50% of the participation rights/voting rights are directly or indirectly held/exercisable by SA Tax Residents who are not headquarter companies. Certain profits of CFCs are included in the taxable income of certain SA Tax Resident ordinary shareholders.
Immediately subsequent to the Corporate Reorganization, the Company’s shares will not be held more than 50% by SA Tax Resident ordinary shareholders and thus the Company will not be a CFC directly after the implementation of the Corporate Reorganization.
The shareholder base of the Company, classified either as SA Tax Resident Shareholders or non-SA Tax Resident Shareholders, may vary over time. Where the Company achieves CFC status in future, only those SA Tax Resident Shareholders holding, alone or together with any connected person, 10% or more of the Company’s ordinary shares must include in their taxable income (i.e. impute unless any of the exemptions from imputation apply — see below) their proportion of the “net income” of the Company, with such proportion being their proportional shareholding equivalent to the percentage of their shareholding in the Company’s ordinary shares.
SA Tax Resident Shareholders who, together with connected persons, will acquire more than 10% of the Company’s ordinary shares in future are advised to obtain tax advice regarding whether they will have a South African tax exposure as a result of the Company potentially being a CFC as at that date, having regard to the Company’s shareholder base as at that point in time.
SA Tax Resident Shareholders that dispose of their Company ordinary shares will be subject to either income tax (in the case of share dealers) or capital gains tax (in the case of capital investors).
Non-SA Tax Resident Shareholders
No South African dividend tax will be withheld on any cash dividends declared and paid by the Company to Non-SA Tax Resident Shareholders (i.e. shareholders of the Company who are not subject to income tax in South Africa on their worldwide income) holding Company ordinary shares. Where such shares are registered on the JSE, a specific exemption is applicable in terms of the Income Tax Act, provided that the Non-SA Tax Resident Shareholder has submitted the prescribed information to their Regulated Intermediary or the Company as required in terms of section 64G(2)(a) prior to payment of the relevant cash dividend. Where such shares are registered through the DTC, South African dividend tax is not applicable.
Non-SA Tax Resident Shareholders that dispose of their Company ordinary shares registered on the JSE or through the DTC will not be subject to capital gains tax (in the case of capital investors) in South Africa provided that the Company ordinary shares are not attributable to a permanent establishment of the Non-SA Tax Resident Shareholder in South Africa.
Where the Non-SA Tax Resident Shareholders are share dealers no income tax will be payable on disposal of their Company ordinary shares registered on the JSE or through the DTC as the income will not be from a South African source, provided that the Company ordinary shares are not attributable to a permanent establishment of the Non-SA Tax Resident shareholder in South Africa.
Material U.S. Federal Income Tax Considerations
In the opinion of Davis Polk & Wardwell LLP, the following are material U.S. federal income tax consequences to the “U.S. Holders” described below of owning and disposing of ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares.
This discussion applies only to a U.S. Holder that acquires ordinary shares in this offering and holds the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any alternative minimum tax or Medicare contribution tax considerations, or consequences applicable to U.S. Holders subject to special rules, such as:
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certain financial institutions;

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dealers or traders in securities that use a mark-to-market method of tax accounting;

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persons holding ordinary shares as part of a straddle, integrated or similar transaction;

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persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

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entities classified as partnerships for U.S. federal income tax purposes and their partners;

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tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

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persons that own or are deemed to own 10% or more of our stock by voting power or value;

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persons whose “tax home” is outside the United States; or

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persons holding ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships that intend to own ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ordinary shares.
This discussion is based on the Internal Revenue Code of 1986, as amended, (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.
As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of ordinary shares and:
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a citizen or individual resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

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an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal tax laws other than income tax laws (such as U.S. federal estate or gift tax laws). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.
Except as described below under “— Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not be, a passive foreign investment company (a “PFIC”) for any taxable year.
Taxation of Distributions
Distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. Holders generally should expect that all distributions will be treated as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. investors are taxable at a preferential rate applicable to long-term capital gains. For example, one of the applicable limitations is that in order for a dividend paid by a “qualified foreign corporation” to be eligible for the preferential rate, it must be paid with respect to shares that the non-corporate U.S. investor has owned for more than 60 days during the 121-day period beginning 60 days before the date on which the shares become ex-dividend. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on certain U.S. securities markets, such as the Nasdaq, where the ordinary shares offered in this offering will be listed. The preferential rate does not apply if the non-U.S. corporation is a PFIC for the year the dividend is paid or the preceding year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the preferential rate and any limitations that may apply in their particular circumstances.
Dividends will be included in a U.S. Holder’s income on the date of receipt. The amount of any dividend income paid in a currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Dividends will be treated as foreign-source income for foreign tax credit purposes, which may be relevant to U.S. Holders in calculating their foreign tax credit limitation. Foreign currency gain or loss generally will be treated as U.S.-source income or loss for foreign tax credit purposes.
Sale or Other Taxable Disposition of Ordinary Shares
A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ordinary shares, which will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ordinary shares for more than one year. The amount of gain or loss will equal the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ordinary shares disposed of, in each case as determined in U.S. dollars. A U.S. Holder’s gain or loss will generally be treated as U.S.-source income or loss for foreign tax credit purposes. U.S. Holders that sell ordinary shares for an amount denominated in a non-U.S. currency should consult their tax advisers regarding the exchange rate at which the amount received should be translated to U.S. dollars, and whether any U.S.-source foreign currency gain or loss may be required to be recognized as a result of the sale. Long-term capital gains recognized by non-corporate U.S. Holders are taxed at a rate that is lower than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules
In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined based on the average of the quarterly values of its gross assets) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from the sale or exchange of investment property. Cash is a passive asset for these purposes. Goodwill is generally characterized as an active asset if it is associated with business activities that produce active income.
Based on the current and expected composition of our income and assets and the value of our assets, including the estimated value of our goodwill, which is based on the current market price of Cartrack Holdings Limited shares and the expected price of our ordinary shares in this offering, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year, and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in part by reference to the market price of the ordinary shares, which could be volatile). We will hold a substantial amount of cash following this offering and our PFIC status for any taxable year may also depend on how, and how quickly, we use our liquid assets and cash (including cash raised in this offering). Because the value of our goodwill may be determined by reference to our market capitalization, we could become a PFIC for any taxable year if the price of our ordinary shares declines significantly while we hold a substantial amount of cash and financial investments. In addition, the application of the PFIC rules is subject to a number of uncertainties and the proper characterization of some of our income and assets is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.
If we were a PFIC for any taxable year and any entity in which we own equity interests were also a PFIC (a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holder would not receive any proceeds of those distributions or dispositions.
In general, if we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ordinary shares would be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC with respect to such U.S. Holder would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ordinary shares exceeded 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, we would generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owned the ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available, and, if so, what the consequences of the alternative treatments would be in their particular circumstances.
If we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the preferential tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
If we were a PFIC for any taxable year during which a U.S. Holders owned any ordinary shares, the U.S. Holder would generally be required to file annual reports on an Internal Revenue Service Form 8621. Substantial penalties and other adverse tax consequences may apply for failure to timely file such reports. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ordinary shares.
Information Reporting and Backup Withholding
Payments of distributions and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ordinary shares or non-U.S. accounts through which ordinary shares are held on Form 8938 with the Internal Revenue Service. Substantial penalties and other tax consequences may apply for failure to timely file such reports. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our ordinary shares.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and BofA Securities, Inc. are acting as representatives, have severally agreed to purchase, and we and the Selling Shareholder have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.
William Blair & Company, L.L.C.
Canaccord Genuity LLC
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated
Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and the Selling Shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per share under the public offering price. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 600,000 additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the Selling Shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             of ordinary shares.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by the Selling Shareholder	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the Selling Shareholder	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions borne by the Selling Shareholder, are approximately $3.5 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $35,000.
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.
We have applied to list our ordinary shares on the Nasdaq under the symbol “KARO.”
We, our executive officers and directors and the Selling Shareholder have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our or Cartrack Holdings Limited’s ordinary shares or any securities convertible into or exercisable or exchangeable for our or Cartrack Holdings Limited’s ordinary shares;

•
file any registration statement with the Securities and Exchange Commission relating to the offering of any of our or Cartrack Holdings Limited’s ordinary shares or any securities convertible into or exercisable or exchangeable for our or Cartrack Holdings Limited’s ordinary shares; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our or Cartrack Holdings Limited’s ordinary shares.

whether any such transaction described above is to be settled by delivery of our or Cartrack Holdings Limited’s ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any of our or Cartrack Holdings Limited's ordinary shares or any security convertible into or exercisable or exchangeable for our or Cartrack Holdings Limited’s ordinary shares.
The restrictions described in the immediately preceding paragraph do not apply to:
•
the sale of our ordinary shares to the underwriters; or

•
the issuance by the Company of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•
the issuance by us of up to 5% of the outstanding ordinary shares following this offering to fund an acquisition, joint venture, or other similar transaction; provided that the recipient of such ordinary shares enter into lock-up restrictions no less restrictive than to which we have agreed;

•
the tender of ordinary shares by any person other than us in connection with a bona fide third party tender offer, merger, consolidation or similar transaction that is approved by our board of directors and made to all holders in which a purchaser acquires at least 90% of the Company's voting stock;

•
the transfer of ordinary shares of Cartrack Holdings Limited pursuant to the Scheme (which for this purpose shall include ordinary shares of Cartrack Holdings Limited transferred in connection with the Reinvestment);

•
following the period ending 90 days after the date of this prospectus, sales by one shareholder to fund applicable taxes due pursuant to the Corporate Reorganization in an amount not to exceed $12.5 million;

•
transactions by any person other than us relating to our or Cartrack Holdings Limited’s ordinary shares or other securities acquired in open market transactions after the completion of the offering of our ordinary shares; provided that no filing under the Exchange Act (or the equivalent thereof in

non-U.S. jurisdictions), is required or voluntarily made in connection with subsequent sales of the ordinary shares or other securities acquired in such open market transactions;
•
facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of our or Cartrack Holdings Limited’s ordinary shares, provided that (i) such plan does not provide for the transfer of our or Cartrack Holdings Limited’s ordinary shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of our or Cartrack Holdings Limited’s ordinary shares may be made under such plan during the restricted period;

•
the sale of up to 9,543,706 of our ordinary shares pursuant to the Reinvestment; or

•
other customary exceptions.

Morgan Stanley & Co. LLC and BofA Securities, Inc., in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the Selling Shareholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our ordinary shares. Shares of Cartrack Holdings Limited are listed on the JSE under the symbol “CTK.” The initial public offering price will be determined based in large part on the closing price of the ordinary shares of Cartrack Holdings Limited on the JSE. The closing price of the shares of Cartrack Holdings Limited on the JSE on March 19, 2021 was R70.00 per share, or $47.52 per share, as adjusted for the ten to one share consolidation described under “Corporate Reorganization” in this prospectus and converted to U.S. dollars using an exchange rate of R14.7310 to U.S.$1.00 as of March 19, 2021.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
a.
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of for any such offer; or

c.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares shall require the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant State who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing he protections afforded to their clients nor for providing advice in relation to the offering.
Notice to Prospective Investors in the United Kingdom
In relation to the United Kingdom (“UK”), no ordinary shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of ordinary shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:
a.
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

c.
at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of ordinary shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
Each person in the UK who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the UK Prospectus Regulation.
In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.
In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Switzerland
The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company or the ordinary shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the ordinary shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.
The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the ordinary shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(a)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law; or

(d)
as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada
The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in South Africa
Each underwriter has represented and agreed that:
(a)
this prospectus will not be registered as a prospectus in terms of the South African Companies Act, in South Africa; and

(b)
any offer of the ordinary shares in South Africa in terms of this prospectus will not be an offer to the public as contemplated under the South African Companies Act, and may only be made to persons falling within the categories of persons listed in section 96(1)(a) or (b) of the South African Companies Act (the “South African Qualifying Investors”) and (ii) any offer or sale of the ordinary shares shall be subject to compliance with South African exchange control regulations. Should any person who is not a South African Qualifying Investor receive this prospectus, they should not and will not be entitled to acquire any ordinary shares or otherwise act thereon.

The information contained in this prospectus constitutes factual information as contemplated in section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, No. 37 of 2002, as amended or re-enacted) (the “FAIS Act”) and does not constitute the furnishing of any “advice” as defined in section 1(1) of the FAIS Act.
The information contained in this prospectus should not be construed as an express or implied recommendation, guidance or proposal that any particular transaction is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing in this prospectus should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. The Company is not a financial services provider licensed as such under the FAIS Act.

EXPENSES OF THE OFFERING
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$23,848
FINRA filing fee	33,289
Nasdaq listing fee	150,000
Printing and engraving expenses	200,000
Legal fees and expenses	2,605,000
Accounting fees and expenses	395,000
Miscellaneous costs	55,000
Total	$3,462,137
All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.
LEGAL MATTERS
The validity of the ordinary shares and certain other matters of Singapore law will be passed upon for us by Allen & Gledhill LLP. Certain matters of South African law will be passed upon for us by ENSafrica. Certain matters of U.S. federal and New York state law will be passed upon for us by Davis Polk & Wardwell LLP and for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP.
EXPERTS
The financial statements as of February 29, 2020 and February 28, 2019, and for each of the two years in the period ended February 29, 2020, included in this prospectus have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS
In preparation for this offering, we undertook a competitive request for proposal process to select our independent registered public accounting firm for the audit of our financial statements as of and for the year ended February 28, 2021. Following this process, on February 12, 2021, we retained KPMG LLP as our independent registered public accounting firm for the audit of our financial statements for the year ended February 28, 2021 to replace Deloitte & Touche. However, Deloitte & Touche is still engaged to provide services with respect to our financial statements as of February 29, 2020 and February 28, 2019 and for each of the two years in the period ended February 29, 2020 included in this prospectus. The decision to change our independent auditors was approved by our board of directors.
Deloitte & Touche issued a report on our audited financial statements for the fiscal years ended February 29, 2020 and February 28, 2019. This report did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During our two most recent fiscal years and subsequent interim periods preceding our engagement of KPMG LLP, we had no disagreements with Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Deloitte & Touche to make reference in connection with its report. During our two most recent fiscal years and the subsequent interim period preceding our change to KPMG LLP from Deloitte & Touche, there were no reportable events as such term is defined in Item 16F(a)(1)(iv) of Form 20-F.
During our two most recent fiscal years and subsequent interim periods preceding our engagement of KPMG LLP, neither we, nor anyone acting on our behalf, consulted with KPMG LLP on matters that involved (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that KPMG LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any other matter that was either the subject of a disagreement as that term is used in Form 20-F or a reportable event.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
We are incorporated under the laws of the Republic of Singapore, and certain of our officers and directors are residents outside the United States. In addition, a significant portion of our operations and business is conducted, and a substantial portion of our assets are located, outside the United States.
Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through Cogency Global, Inc., our agent designated for that purpose, located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Nevertheless, since a substantial portion of the assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.
An investor may or may not be able to commence an original action against us or our directors or officers, or any person, before the courts outside the United States to enforce liabilities under United States federal securities laws, depending on the nature of the action.
There is uncertainty as to whether judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States, will be recognized or enforced by the Singapore courts, and there is doubt as to whether the Singapore courts will enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.
In particular, the Singapore courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities law which permit punitive damages against us and our directors or executive officers, we are unaware of any decision by the Singapore courts which has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States or any state or territory of the United States is enforceable in Singapore.
In addition, holders of book-entry interests in our ordinary shares will be required to be registered as shareholders in our register of members in order to have standing to bring a shareholder suit and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts, subject to applicable Singapore laws. A holder of book-entry interests in our ordinary shares may become our registered shareholder by exchanging its interest in our ordinary shares for certificated ordinary shares and being registered in our register of members. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceeding or enforcement action.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon consummation of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. In addition, the SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and controlling shareholder are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We will send the transfer agent and persons who are registered as shareholders in our register of members a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Director of Karooooo Pte. Ltd., Singapore
Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Karooooo Pte. Ltd. and its subsidiaries (the “Company”) as at 29 February 2020 and 28 February 2019, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the years then ended and the related notes (the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at 29 February 2020 and 28 February 2019, and the results of its operations and cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis of opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Johannesburg, South Africa
/s/ Deloitte & Touche
29 January 2021
We have served as the Company’s auditor since 2019.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at 29 February 2020
	Notes	2020	2019
		Figures in Rand thousands
ASSETS
Non-current assets
Goodwill	8	131,503	122,098
Intangible assets	7	40,739	18,458
Property, plant and equipment	5	854,506	701,152
Capitalized commission assets	6	144,549	108,547
Deferred tax assets	9	106,482	98,055
Total non-current assets		1,277,779	1,048,310
Current assets
Inventories	10	151,616	206,026
Trade and other receivables	11	251,747	215,589
Loans to related parties	12	11,013	213
Taxation		6,511	7,054
Cash and cash equivalents	13	146,591	51,916
Total current assets		567,478	480,798
Total assets		1,845,257	1,529,108
EQUITY AND LIABILITIES
Equity
Share capital	14	10	10
Foreign currency translation reserve		11,851	(10,584)
Retained earnings		835,978	598,598
Investment by owner		30,383	30,383
Equity attributable to equity holders of parent		878,222	618,407
Non-controlling interest		346,913	219,221
Total equity		1,225,135	837,628
Liabilities
Non-current liabilities
Term loans	15	17,815	218,765
Capitalized lease liabilities	16	54,148	69,256
Amounts received in advance	17	55,817	—
Deferred tax liabilities	9	85,392	33,197
Total non-current liabilities		213,172	321,218
Current liabilities
Term loans	15	5,154	20,525
Trade and other payables	18	170,972	155,530
Loans from related parties	12	8,362	7,716
Capitalized lease liabilities	16	44,849	47,656
Taxation		22,969	42,132

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)
as at 29 February 2020
	Notes	2020	2019
		Figures in Rand thousands
Provision for warranties		1,679	2,564
Amounts received in advance	17	152,965	80,377
Bank overdraft	13	—	13,762
Total current liabilities		406,950	370,262
Total liabilities		620,122	691,480
Total equity and liabilities		1,845,257	1,529,108

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
for the year ended 29 February 2020
	Notes	2020	2019
		Figures in Rand thousands
Revenue	19	1,941,893	1,692,708
Cost of sales		(574,770)	(484,700)
Gross profit		1,367,123	1,208,008
Other income		1,867	6,279
Expected credit losses on financial assets		(54,872)	(45,171)
Operating expenses		(683,196)	(669,197)
Sales and marketing		(177,870)	(177,351)
General and Administration		(460,402)	(443,562)
Research and development		(44,924)	(48,284)
Operating profit	20	630,922	499,919
Finance income	21	2,592	2,749
Finance costs	22	(16,831)	(31,438)
Profit before taxation		616,683	471,230
Taxation	23	(173,157)	(110,182)
Profit for the year		443,526	361,048
Profit attributable to:
Owners of the parent		289,882	236,930
Non-controlling interest		153,644	124,118
		443,526	361,048
Earnings per share
Basic and diluted earnings per share (Rand)	33.1	14.3	9.2

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 29 February 2020
	2020	2019
	Figures in Rand thousands
Profit for the year	443,526	361,048
OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit or loss in future periods:
Exchange differences on translating foreign operations	35,989	29,928
Other comprehensive income for the year	35,989	29,928
Total comprehensive income for the year net of income tax	479,515	390,976
Total comprehensive income attributable to:
Owners of the parent	312,317	254,625
Non-controlling interest	167,198	136,351
	479,515	390,976

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 29 February 2020
Figures in Rand thousands	Note	Share capital	Foreign currency translation	Investment by owner	Retained earnings	Total attributable to equity holders of the group	Non- controlling interest	Total equity
	Figures in Rand thousands
Balance at 1 March 2018		—	(28,279)	30,383	455,598	457,702	137,455	595,157
Profit for the year		—	—	—	236,930	236,930	124,118	361,048
Other comprehensive income		—	17,695	—	—	17,695	12,233	29,928
Total comprehensive income for the year		—	17,695	—	236,930	254,625	136,351	390,976
Dividends		—	—	—	(93,930)	(93,930)	(54,585)	(148,515)
Issuance of share capital		10(1)	—	—	—	10	—	10
Balance at 28 February 2019		10	(10,584)	30,383	598,598	618,407	219,221	837,628
Profit for the year		—	—	—	289,882	289,882	153,644	443,526
Other comprehensive income		—	22,435	—	—	22,435	13,554	35,989
Total comprehensive income for the year		—	22,435	—	289,882	312,317	167,198	479,515
Dividends		—	—	—	(52,502)	(52,502)	(39,506)	(92,008)
Balance at 29 February 2020		10	11,851	30,383	835,978	878,222	346,913	1,225,135

(1)
The issuance of the initial 1,000 shares took place on a non cash flow basis and was fully paid in 2020 as reflected in the cash flow statement.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 29 February 2020
	Notes	2020	2019
		Figures in Rand thousands
Cash flows from operating activities
Cash generated from operations	24	1,054,554	635,754
Finance income received	21	2,592	2,749
Finance costs paid		(9,323)	(23,350)
Taxation paid	25	(146,599)	(142,895)
Net cash generated from operating activities		901,224	472,258
Cash flows from investing activities
Purchase of property, plant and equipment		(388,723)	(422,061)
Proceeds on disposal of property, plant and equipment		6,532	4,423
Investment in intangible assets		(34,245)	(13,636)
Advances of loans to related parties		(11,000)	—
Repayment of loans to related parties		—	2,059
Net cash utilized by investing activities		(427,436)	(429,215)
Cash flows from financing activities
Proceeds from related party loans		—	2,230
Proceeds from issuance of share capital		10	—
Repayment of term loans		(217,815)	—
Proceeds from term loans obtained		—	239,290
Payments of capitalized lease liabilities		(58,417)	(9,599)
Dividends paid	26	(92,008)	(148,515)
Net cash (utilized by)/generated financing activities		(368,230)	83,406
Total cash movements for year		105,558	126,449
Cash and cash equivalents as at the beginning of the year	13	38,144	(95,454)
Translation differences on cash and cash equivalents		2,889	7,149
Total cash and cash equivalents at the end of the year	13	146,591	38,144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 29 February 2020
1. Presentation of consolidated financial statements
Reporting entity
Karooooo Pte. Ltd. (“Karooooo”), formerly Karoo Pte. Ltd., was incorporated on 19 May 2018 in the Republic of Singapore and is wholly owned by IJ Calisto. Cartrack Holdings Limited (“Cartrack”) is a public company that listed on the Johannesburg Stock Exchange in December 2014. IJ Calisto is the current CEO of Cartrack. Karooooo acquired an approximately 68 percent interest in Cartrack effective 17 July 2019.
Through a flow of funds arrangement and a related mandatory public offer, Karooooo’s acquisition of Cartrack was facilitated by a loan from IJ Calisto that was repayable on demand in either cash or through the receipt of the equivalent number of Cartrack shares at a price of 13.44 ZAR per share, which was the share price at which the mandatory public offer was made. Subsequent to the acquisition, Karooooo became the legal and beneficial owner of such Cartrack shares. However, as a consequence of the call option embedded within the loan from IJ Calisto, Karooooo did not acquire control as defined by IFRS 10 of Cartrack at the time of the acquisition of such Cartrack shares; instead control remained with IJ Calisto.
On 18 November 2020, the shareholder loan from IJ Calisto to Karooooo Pte. Ltd. was converted into ordinary shares of Karooooo Pte. Ltd., which was issued to IJ Calisto, and as a result Karooooo acquired control of Cartrack on that date. The acquisition of control of Cartrack by Karooooo is considered to be a transaction under common control as ultimately both entities were controlled by IJ Calisto before and after the transaction. Therefore, the financial statements have been retrospectively recast to reflect Karooooo’s controlling interest in Cartrack for all periods presented. For the period prior to the incorporation of Karooooo, the financial statements reflect IJ Calisto’s controlling interest in Cartrack, which he held through One August (Pty) Limited, a personal holding company owned by IJ Calisto with no other operations that does not form part of the consolidated group. There is currently no specific guidance on accounting for common control transactions under International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). In the absence of specific guidance Karooooo elected to apply the “pooling of interests” method of accounting. Under “pooling of interests” the assets and liabilities of Cartrack are carried over at their book values with no adjustment made for the acquisition price and prior periods are restated as if the common control transaction had occurred at the beginning of the earliest period presented.
Since the loan was also eliminated as part of the common control transaction it is not presented as a financial liability in the consolidated annual financial statements.
The non-controlling interest principally relates to the public shareholders in Cartrack.
These consolidated annual financial statements comprise Karooooo and its subsidiaries (collectively the “group” and individually “group companies”). The group is primarily involved in the design, development and installation of telematics technology, data collection and analysis and the delivery of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS) and the tracking and recovery of vehicles.
Statement of compliance
The consolidated annual financial statements are prepared in accordance with IFRS.
The policies applied in these consolidated financial statements are based on IFRS effective as of 29 February 2020.
The consolidated annual financial statements were approved for issue by the Director on 29 January 2021.

Basis of measurement
The consolidated annual financial statements have been prepared on the historical cost basis with the exception of certain financial instruments which have been fair valued.
Functional and presentation currency
These consolidated annual financial statements are presented in South African rand (ZAR), which is the group’s functional and presentation currency.
All financial information presented has been rounded off to the nearest thousand ZAR, unless otherwise indicated.
2.1 Significant judgements and estimates
The group makes judgements, estimates and assumptions concerning the future when preparing the consolidated annual financial statements. Actual results may differ from these judgements, estimates and assumptions. There are not considered to be any significant judgements which need to be made in applying the group’s accounting policies or IFRS.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The accounting estimates that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are noted below:
Estimates
i. Useful life estimates of capitalized telematics devices and capitalized commission assets
The group completes a detailed assessment annually on the expected life cycle of customer contracts across the group. The continued growth in the customer base over the past few years has provided a more comprehensive database of information and more certainty to support the assessment of the average useful life of contracts with customers. On the basis of the statistical assessment, there has been no change to the estimated average useful life of 60 months of a customer contract in the current year. Contracts which terminate prior to 60 months result in accelerated depreciation of the underlying capitalized telematic devices and capitalized commission assets being recognized immediately in profit or loss.
ii. Impairment of financial assets
An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days since invoicing for the various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future conditions.
iii. Goodwill
The group tests goodwill for impairment on an annual basis. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations are performed internally by the group and require the use of various estimates and assumptions regarding discount rates and the future financial performance of the cash-generating units.
2.2 Accounting policies
a) Basis of consolidation
The consolidated annual financial statements reflect the financial results of the group. All financial results are consolidated with similar items on a line-by-line basis. Inter-company transactions, balances and unrealized gains and losses between entities are eliminated on consolidation.

Subsidiaries
Subsidiaries are entities controlled by the group. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial results of subsidiaries are consolidated into the group’s results from acquisition date until loss of control.
When the group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.
Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated.
Non-controlling interest
Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit and loss, statement of comprehensive income, statement of changes in equity and statement of financial position, respectively.
Changes in the group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
b) Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the group Chief Executive Officer (CEO), who makes strategic decisions.
The group is organized into geographical business units that engage in business activities from which they earn revenue and incur expenses, including revenues and expenses that relate to transactions with any of the group’s other components. The group has four operating segments, each segment providing essentially the same or similar products and services to a homogeneous target market, and for which discrete financial information is available.
Segment assets and liabilities comprise those assets and liabilities that are directly attributable to the segment.
Sales between segments are carried out at cost plus a margin.
c) Foreign currency translation
i. Functional and presentation currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in South African Rand (“ZAR”), which is the group’s presentation currency.
ii. Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the income statement.
Foreign exchange gains/(losses) are classified as net foreign exchange gains and losses in operating expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.
iii. Group companies
The results and financial position of foreign operations (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i)
Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

(ii)
Income and expenses for each income statement presented are translated at average exchange rates;

(iii)
All resulting exchange differences are recognized in other comprehensive income; and

(iv)
Equity items are measured at historical cost at the time of recording, translated at the rate on the date of the recording and are not retranslated to closing rates at reporting dates.

On consolidation, exchange differences arising from the translation of net investments in foreign operations are recognized in other comprehensive income. When a foreign operation is fully disposed of or sold (i.e., control is lost), exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale. A repayment/ capitalization of a net investment loan therefore does not result in any exchange differences being transferred from equity to the income statement unless it is part of a transaction resulting in a loss of control.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences are recognized in other comprehensive income.
d) Financial instruments
i. Classification and subsequent measurement
Financial assets
On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through profit or loss or fair value through OCI. Financial assets and financial liabilities are initially measured at fair value.
IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through OCI and fair value through profit or loss (FVTPL). Amortized cost and FVTPL are relevant to the group.
The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.
Financial assets are not reclassified subsequent to their initial recognition unless the group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
•
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets — Business model assessment
The group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:
•
the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realising cash flows through the sale of the assets;

•
how the performance of the portfolio is evaluated and reported to the group’s management;

•
the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

•
how managers of the business are compensated — e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•
the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Financial assets — Assessment whether contractual cash flows are solely payments of principal and interest
For the purposes of this assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.
In assessing whether the contractual cash flows are solely payments of principal and interest, the group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the group considers:
•
contingent events that would change the amount or timing of cash flows;

•
terms that may adjust the contractual coupon rate, including variable-rate features;

•
prepayment and extension features; and

•
terms that limit the group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.
Financial assets — Subsequent measurement and gains and losses
Financial assets at amortized cost. These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
The group classified its financial assets into the loans and receivables at amortized cost.

Impairment of financial assets
IFRS 9 requires the group to recognize an allowance for ECL for all debt instruments not held at FVTPL.
The group applies the simplified approach to trade receivables which requires ECLs to be recognized from initial recognition. The provision rates are based on days since invoicing for grouping that have similar loss patterns. The provision matrix is initially based on the group’s historical observed default rates and is then adjusted with forward looking information. At every reporting date, the historical observed default rates are updated and changes in the forward looking estimates are analysed.
Impairment losses are recognized on an ECL basis and are disclosed separately on the face of the statement of profit or loss.
Financial liabilities — Classification, subsequent measurement and gains and losses
Financial liabilities are classified as measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) a shorter period, to the amortized cost of a financial liability.
ii. Derecognition
Financial assets
The group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
The group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.
Financial liabilities
The group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.
On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
iii. Offsetting
Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
e) Property, plant and equipment
i. Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Capitalized telematics devices (previously referred to as capital rental units) are units installed in customers’ vehicles as part of a subscription contract. The hardware and directly related installation costs are capitalized and depreciated over the expected useful live of the average contract. If a contract with a customer is cancelled prior to the end of its useful life, the unamortized cost is recognized immediately in profit and loss.
Where customer contracts are expected to be in existence for periods significantly shorter than the average useful life of 60 months, these are depreciated over a reduced useful life.
ii. Depreciation
Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss.
The useful lives applied to the various categories of property, plant and equipment including right of use assets are as follows:
Category	Depreciation method	Average useful life
Buildings	Straight line	20 – 50 Years
Capitalized telematics devices	Straight line	5 years
Furniture, fixtures and equipment	Straight line	5 Years
Right of use assets – IT equipment	Straight line	3 years
Leasehold improvements	Straight line	3 years or lease term
Right of use assets – motor vehicles	Straight line	4 years
Plant and equipment	Straight line	5 Years
Right of use assets – property	Straight line	Lease term or useful life whichever is shorter
The residual value, useful life and depreciation method applicable to each asset category are reviewed at the end of each reporting year. If the expectations differ from previous estimates, the change is accounted for prospectively as a change in accounting estimate.
The carrying amount of property, plant and equipment will be derecognized on disposal or when no future economic benefits are expected from its use. Profit and losses on disposal of any items of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized in profit and loss.
f) Capitalized commission assets
i. Recognition and measurement
Sales commissions costs which are directly related to a customer contract are capitalized to capitalized commission assets and are measured at cost less accumulated amortization.
ii. Depreciation
The capitalized commission assets are amortized over the expected useful life of the average contract which is 60 months. If a contract with a customer is cancelled prior to the end of its useful life, the unamortized cost is recognized immediately in profit and loss.

The useful lives of items of capitalized commission assets have been assessed as follows:
Item	Amortization method	Average useful life
Capitalized commission assets	Straight line	5 Years
g) Goodwill
Goodwill is measured at cost less any accumulated impairment losses. Impairment losses recognized as an expense in relation to goodwill are not subsequently reversed.
Goodwill is tested annually for impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination giving rise to goodwill. Each unit or group of units to which the goodwill is allocated represents the lowest level within the group at which the goodwill is monitored for internal management purposes.
On disposal of the relevant cash-generating unit or subsidiary, the attributable amount of goodwill is included in the determination of profit or loss on disposal.
h) Intangible assets
Research and development costs
Product development costs that are directly attributable to the design, testing and development of identifiable hardware and software, controlled by the group, are recognized as intangible assets when the following criteria are met:
•
It is technically feasible to complete the software or product so that it will be available for use or sale;

•
Management intends to complete the software or product and use or sell it;

•
There is an ability to use or sell the software or product;

•
It can be demonstrated how the software or product will generate future probable future economic benefits;

•
Adequate technical, financial and other resources to complete the development and use or sell the software or product are available; and

•
The expenditure attributable to the software or product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the intangible assets include software costs and the costs of personnel whose sole responsibility is their involvement in the group’s research and development function.
Other development expenditures that do not meet the recognition criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are subsequently met.
Costs incurred in enhancing current telematics hardware and software are expensed when incurred.
The capitalized development costs are amortized over their estimated useful life which is considered to be three years due to the life cycle of telematics hardware and software applications.
Acquired computer software
Acquired computer software licences are capitalized on the basis of costs incurred to acquire and bring the software into use. The acquired computer software licence is amortized over the expected useful life which is generally three to five years.

i) Impairment of non-financial assets
The group’s non-financial assets, other than deferred taxation assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment.
The impairment loss charged to profit or loss is the excess of the carrying amount over the recoverable amount.
Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash-generating unit to which the asset belongs.
With the exception of goodwill, a previously recognized impairment loss will be reversed insofar as estimates change as a result of an event occurring after the impairment loss was recognized. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.
j) Taxation
Taxation expense
Current and deferred taxes are recognized as income or an expense and included in profit or loss for the period, except to the extent that the taxation arises from:
•
a transaction or event which is recognized, in the same or a different period, to other comprehensive income, or as equity; or

•
a business combination.

In such cases, current and deferred taxes are charged or credited to other comprehensive income.
Dividend withholding taxation is currently payable on dividends distributed to equity holders of the group at a rate as determined by each country’s jurisdiction. This taxation is not attributable to the company, but is collected by the company and paid to the taxation authorities on behalf of the shareholder.
On receipt of a dividend by a company from an investment held in a taxation jurisdiction outside that of the company, any dividend withholding taxation payable is recognized as part of current taxation.
Income taxation assets and liabilities
Income taxation for current and prior periods is, to the extent unpaid, recognized as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognized as an asset.
Income taxation liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the taxation rates (and taxation laws) that have been enacted or substantively enacted by the end of the reporting period. The amount of current taxation payable or receivable is the best estimate of the taxation amount expected to be paid or received that reflects uncertainty relating to income taxes.
Deferred taxation assets and liabilities
Deferred taxation is provided by using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for taxation purposes.
Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The provision for deferred taxation is calculated using enacted or substantively enacted taxation rates at the reporting date that are expected to apply when the asset is realized or liability settled. A deferred taxation asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred taxation asset can be realized.
The provision of deferred taxation assets and liabilities reflects the taxation consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities. Deferred taxation assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.
Unrecognized deferred taxation assets are reassessed at each reporting date and recognized to the extent that becomes probable that future taxable profits will be available against which they can be used.
k) Leases
At inception of a contract the group assesses whether contracts contain a lease. A contract contains a lease if control of the use of an asset is obtained in exchange for a consideration.
Should control of the asset be obtained, the group recognizes a right-of-use-asset and a lease liability at the commencement date of the contract. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made before the commencement date. The right-of-use asset is subsequently depreciated over the lease term.
The lease liability is measured at the present value of lease payments discounted using an incremental borrowing rate.
The group has elected not to recognize right of use assets and liabilities for short term leases less than twelve months or low value assets which is in accordance with the accounting standard.
The customer does not control the telematics hardware as the use of the units is predetermined to meet the tracking and recovery services provided by the group and the customer does not have the right to operate the asset nor have they designed the asset. Accordingly, the subscription contract arrangement with the customer is not considered to meet the definition of a lease.
l) Inventories
Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The cost of inventories comprises of all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory.
Cost is determined on a weighted average cost basis.
Management consider the condition and usability of inventories on an annual basis to determine whether an allowance for obsolete inventory is required.
m) Trade receivables
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business.
Trade receivables do not include any significant financing element and as a result are measured initially at the transaction price and are subsequently measured at amortized cost less expected credit losses.

n) Cash and cash equivalents
Cash and cash equivalents included in the statement of cash flows include cash on hand, deposit held on call with banks and bank overdrafts, all of which are available for use by the group and have a maturity of less than three months. Bank overdrafts are included within current liabilities on the statement of financial position.
o) Employee benefits
Short-term employee benefits
Remuneration of employees is charged to profit or loss. Short-term employee benefits are those that are expected to be settled completely within 12 months after the end of the reporting period in which the services have been rendered. Short-term employee benefit obligations are measured on an undiscounted basis and are charged to profit or loss as the related service is provided. An accrual is recognized for accumulated leave, incentive bonuses and other employee benefits when the group has a present legal or constructive obligation as a result of past service provided by the employee, and a reliable estimate of the amount can be made.
p) Provisions and contingencies
Provisions are recognized when the group has a present legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
The group offers stolen vehicle warranties of up to R150,000 in the event of the non-recovery of a vehicle, subject to various terms and conditions. The provision for future warranty claims is based on known claims at year end and takes into account the historic claims to payment ratio.
q) Revenue
IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring a good or service.
IFRS 15 requires entities to exercise judgement, taking into consideration all the relevant facts and circumstances when applying each step of the revenue recognition model to contracts with customers. The standard also specifies the accounting for costs directly related to obtaining a customer contract.
The group principally generates revenue from providing Fleet, SVR and insurance telematics services. The group’s telematics services provide intelligence mobility solutions which include the tracking and recovery of stolen vehicles delivered as SaaS. The underlying revenue arises from the telematics contract arrangements with its customers.
Hardware sales
Hardware revenue was recognized when control of the telematics unit was transferred to the customer which occurred upon installation on the customer’s vehicle.
Installation revenues
Installation revenue was recognized when the unit was successfully installed, which occurred at the same time that control of the hardware was transferred to the customer, which occurred upon installation on the customer’s vehicle. Customers were invoiced when the units were installed and payment terms were generally 30 days.
Subscription revenues
Revenues arising from the telematics service are recognized as the service is provided over the contractual term. Customers are invoiced monthly in advance and invoices are payable on presentation.

Prior to a change in its standard subscription contract in May 2019, control of the telematics unit was transferred to the customer pursuant to certain contracts hereinafter referred to as the “standard option” (previously the “cash option”). For standard option contracts the group identified three performance obligations: hardware sales; installation thereof and telematics services. Revenue was allocated to each performance obligation based upon the relative standalone selling price. Prior to May 2019 the group also provided a minimum term option (previously “rental option”) where control of the telematics unit was not transferred to the customer.
For minimum term option (previously “rental option”) contracts entered into prior to May 2019, and for all contracts entered into following the change in the standard option contract in May 2019 control of the telematics unit is not transferred to the customer. The group considers such arrangements to contain a single performance obligation. Contracts are typically for a 36-month term and then renewable on a monthly basis thereafter on the same pricing terms. The contracts are cancellable upon the payment of a cancellation fee and in the event of cancellation the group retrieves the telematics unit for use on another contract. Any non-refundable amounts received at the inception of the contract are recognized over the expected term of the customer relationship.
The group has assessed whether its subscription contract arrangements contain a significant financing component and it was determined that the contracts do not have a significant financing component because the difference between the timing of when the cash is received and the services are transferred to the customer is not to provide the customer with a benefit of financing.
Miscellaneous rental and contract fees
The group sometimes makes miscellaneous rental charges to customers in order to repair units, make administrative changes to contractual terms or contract cancellation. Such charges are recognized and invoiced when they arise and payment terms are generally 30 days.
Dealership installations
The group installs units into dealership vehicles free of charge, but ownership of the telematics devices remains with the group. Such units are recognized as inventory under the category of “in-vehicle inventory” in anticipation of a future subscription contract. In some cases installed units are removed from dealership vehicles and returned to inventory.
When the dealership sells the motor vehicle to a customer, a customer may sign a subscription contract. Subscription revenue will then be recognized as the service is provided. If the customer does not sign a subscription contract the cost of the unit will be recognized immediately in cost of sales.
Since control of the units is not transferred to the customer and the customer does not have the ability to determine how and for what purpose the unit is used, the group has concluded that its contracts do not contain a lease arrangement.
Although the group does collect certain upfront fees from its customers, these fees represent an insignificant proportion of the total transaction price, and therefore the Company has concluded that the amount invoiced each month for subscription services reasonably represents the value to customers of the group’s performance completed to date. Therefore, revenue is recognized for the amount to which the group has a right to invoice and the group qualifies for the practical expedient provided in IFRS 15:B16. Accordingly, as permitted by IFRS 15:121, the quantitative disclosures about the group’s remaining performance obligations (future subscription services) are not provided.
r) Interest income
Interest is recognized, in profit or loss, using the effective interest rate method.
s) Interest expense
Interest is recognized in profit or loss when incurred.

t) Earnings per share
Basic earnings per share
Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the group by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury shares held.
Diluted earnings per share
Diluted earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
u) Treasury shares
Treasury shares held by the group are recognized at cost and included as a deduction from equity. These shares are treated as a deduction from the weighted average number of shares. Distributions received on treasury shares are eliminated on consolidation.
3. New standards and interpretations
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the group’s financial statements which could be relevant to the group are disclosed below. The group intends to adopt these new and amended standards and interpretations, when they become effective. These standards, amended standards and interpretations are not expected to have a material impact on the consolidated financial statements in future reporting periods, due to the nature of the group’s business.
Details of amendment	Annual periods beginning on after
Amendments to IFRS 3: Definition of a Business	1 January 2020
Amendments to IAS 1 and IAS 8: Definition of Material	1 January 2020
Amendments to the Conceptual Framework for Financial Reporting	1 January 2020
Amendments to IFRS 7 and IFRS 9: Interest rate benchmark reform	1 January 2021
Amendments to IAS 1: Classification of Liabilities as Current or Noncurrent	1 January 2022
4. Segment reporting
The group is organized into geographical business units and has four reportable segments. The operating segments are based on geographical locations. The Chief Operating Decision Maker (CODM) monitors the operating results of its segments separately for the purpose of making decisions about resource allocation and performance assessment.
Segment assets and liabilities are not split between long term and current as this segment information is not reviewed on such basis by CODM.
The group’s manufacturing entity manufactures products and distributes them to each of the operating segments. Support entities in South Africa and Asia are responsible for development of our hardware and software platforms and provide technical support and distribution support to each of the operating segments. All intergroup transactions are eliminated in the “Eliminations” and “Inter-segment revenue” columns and the margin generated by the support entities, net of any unrealized profit, is allocated to the geographic region where the external revenue is recorded by support entities. Franchise fees charged between South Africa and Africa-Other which are included in inter-segment revenue are done on a basis which takes into account the extent of services undertaken by each of the parties.

Segment results were fundamentally evaluated in the current and prior year based on subscription revenue and earnings before interest, tax, depreciation and amortization (EBITDA) as the profit or loss measures.
The segment’s revenue, depreciation and Adjusted EBITDA information provided to the group CEO, for the reportable segments for the year ended 29 February 2020 is as follows:
	Subscription revenue	Hardware and other revenue before eliminations	Eliminations	Inter- segment revenue	Hardware and other revenue after eliminations and inter- segment	Total revenue	Depreciation and amortization*	Adjusted EBITDA
	Figures in Rand thousands
2020
Geographical business units
South Africa	1,383,980	335,692	(294,723)	(7,484)	33,485	1,417,465	243,989	747,229
Africa-Other	106,977	1,513	—	7,484	8,997	115,974	6,152	42,098
Europe	168,314	14,092	(9,140)	—	4,952	173,266	40,193	81,782
Asia-Pacific, Middle East and USA	228,446	69,893	(63,151)	—	6,742	235,188	36,690	66,376
Total by Segment	1,887,717	421,190	(367,014)	—	54,176	1,941,893	327,024	937,485
2019
Geographical business units
South Africa	1,116,829	623,382	(486,604)	(7,861)	128,917	1,245,746	201,988	607,285
Africa-Other	97,605	10,171	—	7,861	18,032	115,637	3,372	41,268
Europe	142,204	11,463	(6,075)	—	5,388	147,592	33,488	57,642
Asia-Pacific, Middle East and USA	163,902	49,389	(29,558)	—	19,831	183,733	22,663	31,879
Total by Segment	1,520,540	694,405	(522,237)	—	172,168	1,692,708	261,511	738,434

*
Depreciation and amortization includes the amortization of capitalized commission assets of R31,262 (FY19:22,996).

There are no customers which contribute in excess of 10% of group revenue.
Reconciliation of Adjusted EBITDA to profit after taxation
	2020	2019
	Figures in Rand thousands
Adjusted EBITDA	937,485	738,434
Depreciation of property, plant and equipment(1)	(282,976)	(236,510)
Amortization of intangible assets(2)	(12,786)	(2,005)
Corporate expenses	(10,801)	—
Operating profit	630,922	499,919
Finance income	2,592	2,749
Finance costs	(16,831)	(31,438)
Profit before taxation	616,683	471,230
Taxation	(173,157)	(110,182)
Profit for the year	443,526	361,048

(1)
Depreciation of property, plant and equipment includes capitalized telematics devices and right to use assets.

(2)
Amortization of intangible assets includes capitalized research and development and purchased intangible assets.

Total assets by segment
	2020	2019
	Figures in Rand thousands
Total assets
South Africa	1,145,039	975,638
Africa – Other	196,156	162,373
Europe	275,290	217,623
Asia-Pacific, Middle East and USA	227,968	173,464
Total by segment	1,844,453	1,529,098
Corporate	804	10
Total	1,845,257	1,529,108
Total non-current assets by segment
	2020	2019
	Figures in Rand thousands
South Africa	820,658	681,799
Africa-Other	96,263	88,522
Europe	221,840	182,478
Asia Pacific, Middle East and USA	139,018	95,511
Total by segment	1,277,779	1,048,310
Corporate	—	—
	1,277,779	1,048,310
Capital expenditure*
	2020	2019
	Figures in Rand thousands
South Africa	308,936	360,935
Africa-Other	9,427	8,360
Europe	50,974	32,448
Asia Pacific, Middle East and USA	53,631	33,954
Total by segment	422,968	435,697
Corporate	—	—
Total	422,968	435,697

*
Capital expenditure includes additions of property, plant and equipment and intangible assets.

Total liabilities by segment
	2020	2019
	Figures in Rand thousands
Total liabilities
South Africa	405,238	493,751
Africa – Other	56,088	46,923
Europe	90,547	87,286
Asia Pacific, Middle East and USA	68,205	63,520
Total by segment	620,078	691,480
Corporate	44	—
Total	620,122	691,480
5. Property, plant and equipment
	2020			2019
	Cost	Accumulated depreciation	Carrying value	Cost	Accumulated depreciation	Carrying value
	Figures in Rand thousands
Owned assets
Buildings	2,115	—	2,115	1,962	—	1,962
Capitalized telematics devices	1,485,475	(776,594)	708,881	1,091,014	(541,032)	549,982
Furniture, fixtures and equipment	19,253	(13,035)	6,218	16,025	(10,572)	5,453
Leasehold improvements	20,249	(14,893)	5,356	15,430	(10,355)	5,075
Plant and machinery	3,820	(3,107)	713	2,783	(2,481)	302
Right-of-use assets
IT equipment	63,793	(35,741)	28,052	58,770	(29,491)	29,279
Motor vehicles	124,893	(65,055)	59,838	116,693	(45,733)	70,960
Property	66,130	(22,797)	43,333	53,365	(15,226)	38,139
Total	1,785,728	(931,222)	854,506	1,356,042	(654,890)	701,152
Reconciliation of the carrying value of property, plant and equipment — 2020
	Opening balance	Additions	Disposals	Translation Adjustments	Depreciation	Closing balance
	Figures in Rand thousands
Owned assets
Buildings	1,962	—	—	153	—	2,115
Capitalized telematics devices	549,982	369,156	—	16,554	(226,811)	708,881
Furniture, fixtures and equipment	5,453	2,622	(210)	323	(1,970)	6,218
Leasehold improvements	5,075	4,158	(257)	115	(3,735)	5,356
Plant and machinery	302	965	—	25	(579)	713
Right-of-use assets
IT equipment	29,279	11,822	(2,436)	506	(11,119)	28,052
Motor vehicles	70,960	10,708	(2,097)	553	(20,286)	59,838
Property	38,139	22,285	(784)	2,169	(18,476)	43,333
Total	701,152	421,716	(5,784)	20,398	(282,976)	854,506

Reconciliation of the carrying value of property, plant and equipment — 2019
	Opening balance as previously reported	IFRS 15	IFRS 16	Opening balance restated	Additions	Disposals	Reclassi- fications	Translation adjustments	De- preciation	Closing balance
	Figures in Rand thousands
Owned assets
Buildings	4,287	—	—	4,287	—	—	(2,560)	235	—	1,962
Capitalized telematics devices	427,373	(58,796)	—	368,577	353,655	(116)	581	11,063	(183,778)	549,982
Furniture, fixtures and equipment	3,730	—	—	3,730	2,989	—	449	420	(2,135)	5,453
Leasehold improvements	1,125	—	—	1,125	3,357	—	4,042	(659)	(2,790)	5,075
Plant and Machinery	697	—	—	697	490	(94)	(39)	(70)	(682)	302
Right-of-use assets
IT equipment	13,452	—	—	13,452	27,636	(33)	(2,165)	2,090	(11,701)	29,279
Motor vehicles	60,861	—	—	60,861	31,831	(1,823)	(331)	1,018	(20,596)	70,960
Property	—	—	34,128	34,128	14,897	—	23	3,919	(14,828)	38,139
Total	511,525	(58,796)	34,128	486,857	434,855	(2,066)	—	18,016	(236,510)	701,152
6. Capitalized commission assets
	2020			2019
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	Figures in Rand thousands
Capitalized sales commissions	245,718	(101,169)	144,549	178,330	(69,783)	108,547
Total	245,718	(101,169)	144,549	178,330	(69,783)	108,547
Reconciliation of the carrying value of capitalized sales commissions — 2020
	Opening balance	Additions	Translation adjustments	Amortization	Closing balance
	Figures in Rand thousands
2020
Capitalized sales commissions	108,547	64,437	2,827	(31,262)	144,549
Reconciliation of the carrying value of capitalized sales commissions — 2019
	Opening balance as previously reported	IFRS15	Opening balance restated	Additions	Translation adjustments	Amortization	Closing balance
	Figures in Rand thousands
2019
Capitalized sales commissions	—	58,796	58,796	71,454	1,293	(22,996)	108,547
The group capitalizes sales commission costs arising from activated subscription contracts.

7. Intangible assets
	2020			2019
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	Figures in Rand thousands
Product development costs	46,452	(9,385)	37,067	13,636	—	13,636
Computer software*	11,029	(7,357)	3,672	8,542	(3,720)	4,822
	57,481	(16,742)	40,739	22,178	(3,720)	18,458
Staff costs of R31,178,000 (2019: R13,636,000) have been capitalized to product development costs with regard to the development of new generation telematics hardware and platform software which deployed in the current year.
Reconciliation of the carrying value of intangible assets — 2020
Figures in Rand thousands	Opening balance	Additions	Translation Adjustment	Amortization	Disposal	Closing Balance
Product development costs	13,636	31,178	1,403	(9,150)	—	37,067
Computer software	4,822	3,067	(214)	(3,636)	(367)	3,672
	18,458	34,245	1,189	(12,786)	(367)	40,739
Reconciliation of the carrying value of intangible assets — 2019
	Opening balance	Additions	Translation adjustments	Amortization	Closing balance
	Figures in Rand thousands
Product development costs	—	13,636	—	—	13,636
Computer software	4,520	2,103	204	(2,005)	4,822
	4,520	15,739	204	(2,005)	18,458
8. Goodwill
Goodwill is allocated to the following cash generating units (CGUs): Mozambique, Portugal, Spain, Asia and Africa — Other.
	Mozambique	Portugal	Spain	Other	Total
	Figures in Rand thousands
Balance at 1 March 2018	54,134	25,375	17,986	10,102	107,597
Translation adjustments	8,951	2,553	1,810	937	14,251
Additions	—	—	—	250	250
Balance at 28 February 2019	63,085	27,928	19,796	11,289	122,098
Translation adjustments	4,899	2,449	1,736	321	9,405
Balance at 29 February 2020	67,984	30,377	21,532	11,610	131,503
Impairment testing
The group performs its annual impairment test at the end of each financial year, or more frequently if there are indications that goodwill may be impaired. No impairment was identified in the current year which is consistent with the conclusions reached in 2019.
The group considers the relationship between its market capitalization and its equity attributable to equity holders of the parent, among other factors, when performing the annual test of impairment. At 29 February 2020, the market capitalization of the group exceeded the value of equity by R5.946 billion.

The recoverable amount of each cash-generating unit (CGU) with the exception of the Other CGUs is determined using a discounted cash flow valuation technique, which requires the use of various estimates. Each of the cash flow projections are based on forecasts over a five-year period, which have been approved by senior management. The Other CGUs are valued on an earnings multiple basis.
The key estimates used for the value in use calculations and sensitivity to changes in assumptions are as follows:
		Rates
Key estimates	CGU	2020	2019
Revenue growth rate
This is the average annual compound growth rate in revenue that is derived from management’s forecast and is based on external available information, such as GDP and inflation rate data within the region.	Mozambique	7%	6%
	Portugal	3%	2%
	Spain	3%	2%
The growth rate applied for revenue is considered to be the main driver of profitability and hence free cash flow. CGUs are at different maturity levels in their business cycles and hence will reflect considerably different growth rates.
The various geographical markets the CGUs operate within also have differences in their economies which have been taken into consideration. The growth rate determined by management is based on historical data from both external and internal sources and is consistent with reported global telematics growth forecasts for the medium to long term and with the assumptions that a market participant would make.

Terminal growth rate
The estimated rate of growth after the five-year forecast period. This rate is informed primarily by external forecasts about economic activity by region. Changes in these rates are reflective of changes in market views on the economic growth in those regions.	Mozambique	5%	6%
	Portugal	2%	2%
	Spain	2%	2%
Discount rate
The rate reflects the specific risks relating to the country and industry in which the entity operates. These rates were determined using externally available information. The rates were determined using the Capital Asset pricing model and adjusting for risk. The rate is a pre-tax rate and the value in use has been determined on a pre-tax basis.	Mozambique	35%	31%
	Portugal	16%	15%
	Spain	15%	15%
Sensitivity analysis
The group has applied a 100 basis point increase and decrease to the discount rates used in the impairment testing which does not result in impairment, however, the headroom on the goodwill balance attributable to Spain is limited when applying this sensitivity analysis.

9. Deferred taxation
	2020	2019
	Figures in Rand thousands
Deferred taxation liability	(85,392)	(33,197)
Property, plant and equipment and capitalized commission assets	(85,392)	(33,197)
Deferred taxation asset	106,482	98,055
Income received in advance	25,476	16,698
Property, plant and equipment and capitalized commission assets	9,361	—
Inventory	26,018	25,703
Tax losses	16,356	14,677
Lease obligations	16,351	21,923
ECL provision on trade receivables	5,936	4,591
Research and development	1,071	—
Other	5,913	14,463
Total net deferred taxation asset	21,090	64,858
Reconciliation of deferred taxation asset/(liability)
At beginning of year	64,858	47,172
Increase in income received in advance temporary differences	8,778	4,921
Decrease in property, plant and equipment and capitalized commission assets temporary differences	(42,834)	(24,465)
Increase in inventory temporary differences	315	6,623
Increase in tax losses temporary differences	1,679	7,937
(Decrease)/increase in lease obligation temporary differences	(5,572)	12,476
Increase in ECL provision on trade receivables temporary differences	1,345	2,274
Increase in research and development temporary differences	1,071	—
(Decrease)/increase in other temporary differences	(8,550)	7,920
At end of year	21,090	64,858
Reconciliation of deferred tax
Opening balance	64,858	47,172
Charge to income statement (note 23)	(45,178)	16,137
Translation differences	1,410	1,549
At end of year	21,090	64,858
The group has not recognized deferred taxation assets relating to available tax losses in start-up subsidiaries where the probability of future taxable income is uncertain. These potential deferred taxation assets will be recognized and utilized in future periods as and when they meet the recognition criteria. The tax losses available from these subsidiaries are R15 million (2019: R16 million). The extent of tax losses available to the group for which deferred tax assets have been recognized amount to R54 million (2019: R52 million). Detailed budgets and forecasts have been prepared by management which support the recoverability of these tax losses. None of the tax losses expire in terms of local tax legislation.
No deferred tax liability is recognized on temporary differences of R1,356 million (2019: R979 million) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timings of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future. Temporary differences arising in connection with interests in associates are insignificant.

10. Inventories
	2020	2019
	Figures in Rand thousands
Telematics devices – available for installation	46,203	119,527
Telematics devices – installed in-vehicle inventory	15,980	—
Components	69,816	58,844
Work in progress	2,009	12,762
Consumables	19,658	15,695
	153,666	206,828
Allowance for obsolete inventory	(2,050)	(802)
	151,616	206,026
During the year, inventory with a carrying value of R7,622,897 (2019: R10,230,098) was recognized as an expense for inventories carried at net realizable value.
During the year, inventory with a carrying value of R102,028,906 (2019: R119,509,619) was recognized in cost of sales.
The allowance for obsolete inventory is determined based on an assessment by management of the condition and usability of inventory at the reporting date. Such an allowance is normally required only when a significant change in technology or physical damage renders inventory unfit for purpose. During the current year there was no material change to the technology resulting in a limited allowance for obsolete inventory at the reporting date.
11. Trade and other receivables
	2020	2019
	Figures in Rand thousands
Trade receivables	268,749	221,956
Expected credit loss provision	(51,657)	(43,670)
Total	217,092	178,286
Other receivables
Prepayments	21,170	21,420
Deposits	6,044	3,964
Sundry debtors	7,176	9,218
Value added tax	265	2,701
	251,747	215,589
Loans and receivables
The group recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.
The determination of the expected credit loss provision is calculated on a basis specific to each customer grouping and jurisdiction in which the group operates and requires the use of estimates. Additional information regarding credit risk applicable to trade receivables is disclosed in note 30.2.a. The group has recognized a loss allowance of 100% against all receivables over 360 days (with the exception of Africa) based on historical experience that these receivables are generally not recoverable. In Africa, customers take longer to pay based on historical experience and these longer dated receivables are generally recovered thus not requiring a similar level of loss allowance.

The average credit period extended to customers is 30 days. No interest is charged on outstanding trade receivables.
Credit quality of trade and other receivables
Information on credit quality of trade and other receivables is on note 30.2.a.
Reconciliation of the expected credit loss provision recognized with regard to trade and other receivables
	2020	2019
	Figures in Rand thousands
Opening balance	(43,670)	(30,382)
Adjustment on adoption of IFRS 9	—	5,323
Increase in allowance for expected credit losses	(63,623)	(71,682)
Amounts utilized	57,825	55,803
Translation differences	(2,189)	(2,732)
Closing balance	(51,657)	(43,670)
The carrying amount of trade and other receivables is denominated in the following currencies:
	2020	2019
	Figures in Rand thousands
Currencies
Rand	120,112	107,398
Singapore dollar	13,115	16,489
Mozambique metical	30,391	24,602
Euro	18,255	16,668
Nigerian naira	1,158	1,366
Kenyan shillings	7,177	5,782
Tanzanian shillings	12,419	11,384
Polish zloty	5,025	3,656
Thai baht	20,059	9,178
United Arab Emirates dirham	10,055	9,746
US dollar	2,378	593
Other	11,603	8,727
Total	251,747	215,589

12. Loans to/(from) related parties
	2020	2019
	Figures in Rand thousands
Related parties
Cartrack Education Fund (NPO)	—	200
J Marais	13	13
Bumbene House Proprietary Limited	11,000	—
	11,013	213
J De Wet	(5,679)	(5,551)
P Lim	(2,683)	(2,151)
Onecell Proprietary Limited	—	(14)
	(8,362)	(7,716)
Current assets	11,013	213
Current liabilities	(8,362)	(7,716)
	2,651	(7,503)
These loans are unsecured, bear no interest and have no fixed terms of repayment. The fair value of these financial instruments approximates the carrying amount.
13. Cash and cash equivalents
	2020	2019
	Figures in Rand thousands
Cash and cash equivalents consist of:
Cash on hand	313	276
Bank balances	123,150	51,630
Short-term deposits	23,128	—
Bank overdrafts	—	(13,762)
	146,591	38,144
Current assets	146,591	51,906
Current liabilities	—	(13,762)
	146,591	38,144
Information on cash flow management is included in note 30.2.a. Refer to note 34 for information on the various facilities available to the group.
14. Share capital
	2020	2019
	Figures in Rand thousands
Issued and fully paid
1,000 ordinary shares of no par value	10	10

15. Term loans
	2020	2019
	Figures in Rand thousands
Rand Merchant Bank Limited	2,760	215,421
Caixa Geral de Depositos S.A.	20,209	23,869
Total	22,969	239,290
Less: Short term portion	(5,154)	(20,525)
Long term portion	17,815	218,765
Rand Merchant Bank Limited has provided a R600 million funding facility to Cartrack Proprietary Limited of which R50 million is committed for a fixed period and R550 million is uncommitted. The final repayment date on the committed term facility is five years from the commencement date, being 31 January 2025 and the uncommitted term facility is repayable three years from utilization date.
Interest is levied at a rate of prime less 1.7% per annum. The covenants in respect of this loan have been complied at year-end. A guarantee has been signed by both Cartrack Holdings Limited and Cartrack Manufacturing Proprietary Limited for this loan and security has been provided in the form of a pledge and cession by the borrower and the guarantors of certain rights in favor of the lender for this loan, including shares held in South African entities, all claims, bank accounts, cash and cash equivalent investments, intellectual property, insurance policies and insurance proceeds. At 29 February 2020 Cartrack Proprietary Limited had utilized R2.76 million of the committed term facility.
The loan from Caixa Geral de Depositos S.A. is a euro-denominated loan payable in equal monthly instalments over a five-year period and bears interest of 3.0% per annum. No security has been provided on this loan.
16. Capitalized lease liabilities
	2020	2019
	Figures in Rand thousands
Maturities analysis – Contractual undiscounted cash flow
– within one year	44,849	47,656
– within two to four years	43,241	55,306
– Over four years	10,907	13,950
Present value of lease payments	98,997	116,912
Non-current liabilities	54,148	69,256
Current liabilities	44,849	47,656
	98,997	116,912
It is group policy to lease the various commercial properties occupied by the group’s operations and certain motor vehicles are leased in terms of instalment sale agreements. The average term of the instalment sale agreements is between three to four years and interest is charged at prime linked interest rates. The group’s obligations under instalment sale agreements are secured by the leased assets.
Property leases capitalized have an average lease term of four years and interest incurred is at an incremental borrowing rate of a similar asset. External sources of information were used to determine incremental borrowing rate of a similar asset.

17. Amounts received in advance
	2020	2019
	Figures in Rand thousands
Opening balance	80,377	74,113
Amounts deferred in current year	275,584	129,477
Amounts released to revenue in the current year	(152,420)	(129,202)
Translation adjustments	5,241	5,989
Closing balance	208,782	80,377
Non-current liabilities	55,817	—
Current liabilities	152,965	80,377
	208,782	80,377
Subscription revenues are billed monthly in advance and then recognized in revenue as the service is provided. There was a change in the current year to the terms of subscription contracts whereby ownership of all telematics units remains with the group which has increased the amounts received in advance from customers. Certain customers have paid for the service upfront and revenue is deferred and recognized over the expected term of the customer relationship, which is estimated to be 60 months. No revenue was recognized in the current reporting period stemming from performance obligations satisfied or partially satisfied in the previous year.
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are satisfied or partially satisfied at the end of the reporting period.
Maturities analysis
– within one year	152,965	80,377
– within two to four years	50,296	—
– over four years	5,521	—
Present value of amounts received in advance	208,782	80,377
18. Trade and other payables
	2020	2019
	Figures in Rand thousands
Trade payables	57,109	59,052
Accrued expenses	84,028	65,654
Sundry creditors	7,675	12,126
Value added tax	22,160	18,698
	170,972	155,530
The fair value of the financial instruments approximates their carrying amounts.
19. Revenue
A. Revenue streams
The group generates revenue from providing Fleet management (“Fleet”), Stolen Vehicle Recovery (“SVR”) and insurance telematics services. It provides fleet, mobile asset and workforce management solutions, underpinned by real-time actionable business intelligence, delivered as Software-as-a-Service (SaaS), as well as the tracking and recovery of stolen vehicles.

	2020	2019
	Figures in Rand thousands
Revenue from contracts with customers
Subscription revenue	1,887,717	1,520,540
Hardware sales	36,852	126,299
Installation revenue	752	2,578
	1,925,321	1,649,417
Other revenue
Miscellaneous contract fees	16,572	43,291
Total revenue	1,941,893	1,692,708
B. Disaggregation of revenue from contracts with customers
In the following table, revenue from contracts with customers is disaggregated by primary geographical market, major products and service lines and timing of revenue recognition.
	February 2020
	Subscription Revenue	Hardware Sales	Installation Revenue	Miscellaneous Contract Fees	Total
	(Figures in Rand thousands)
Primary Geographic Markets:
South Africa	1,383,980	17,429	356	15,700	1,417,465
Africa-Other	106,977	8,343	170	484	115,974
Europe	168,314	4,670	95	187	173,266
Asia-Pacific, Middle East and USA	228,446	6,410	131	201	235,188
Total	1,887,717	36,852	752	16,572	1,941,893
Timing of Revenue Recognition:
Products transferred at a point in time	—	36,852	752	16,572	54,176
Services transferred over time	1,887,717	—	—	—	1,887,717
Total Revenue	1,887,717	36,852	752	16,572	1,941,893
	February 2019
	Subscription Revenue	Hardware Sales	Installation Revenue	Miscellaneous Contract Fees	Total
	(Figures in Rand thousands)
Primary Geographic Markets:
South Africa	1,116,829	84,351	1,721	42,845	1,245,746
Africa-Other	97,605	17,459	356	217	115,637
Europe	142,204	5,207	107	74	147,592
Asia-Pacific, Middle East and USA	163,902	19,282	394	155	183,733
Total Revenue	1,520,540	126,299	2,578	43,291	1,692,708
Primary Geographic Markets:
Products transferred at a point in time	—	126,299	2,578	43,291	172,168
Services transferred over time	1,520,540	—	—	—	1,520,540
Total Revenue	1,520,540	126,299	2,578	43,291	1,692,708

20. Operating profit
	Notes	2020	2019
	Figures in Rand thousands
Operating profit is stated after accounting for the following charges:
Auditor remuneration		6,282	4,841
– Current year (audit services)		6,207	4,841
– Current year (other services)		75	—
Depreciation of property, plant and equipment	5	282,976	238,515
Amortization of capitalized commission assets	6	31,262	22,996
Amortization of intangible assets	7	12,786	—
Write down of inventory to net realizable value	10	7,623	10,230
Research and development		44,924	48,284
Employee costs		343,417	356,910
21. Finance income
	2020	2019
	Figures in Rand thousands
Bank balances	2,592	2,749
22. Finance costs
	2020	2019
	Figures in Rand thousands
Lease liabilities	7,508	8,089
Term loans	8,727	1,954
Interest on tax liabilities	1	4,883
Overdraft	595	16,512
	16,831	31,438
23. Taxation
	2020	2019
	Figures in Rand thousands
Major components of the taxation expense:
Current taxation
Income taxation – current year	137,392	132,144
Income taxation – prior year	(12,017)	(5,939)
	125,375	126,205
Deferred taxation
Deferred taxation – current year	33,217	(6,883)
Deferred taxation – prior year	11,961	(9,254)
	45,178	(16,137)
Withholding tax	2,604	114
Total taxation expense	173,157	110,182

	2020	2019
	Figures in Rand thousands
Reconciliation between accounting profit and taxation expense:
Profit before taxation	616,683	471,230
Taxation at the applicable taxation rate of 28% (2019: 28%)	172,671	131,944
Taxation effect of adjustments on taxable income
Utilization of previously unrecognized taxation losses	(1,349)	(5,694)
Currency adjustment	(7,119)	(8,823)
Tax incentive – research and development	(3,845)	—
Tax incentive – other	(1,921)	—
Non-deductible loan write-off	—	1,633
Non-deductible tax penalties	84	1,601
Non-deductible provision of capital nature	4,907	—
Non-deductible expenses attributable to exempt dividend income	4,334	1,664
Current year losses for which no deferred taxation asset is recognized	2,847	2,936
Withholding tax	2,604	114
Prior year tax overprovision	(56)	(15,193)
Total taxation expense	173,157	110,182
24. Cash generated from operations
	2020	2019
	Figures in Rand thousands
Profit before taxation	616,683	471,230
Adjustments	339,630	283,925
Depreciation on property, plant and equipment	282,976	236,510
Amortization of intangible asset	12,786	2,005
Amortization of capitalized commission assets	31,262	22,996
Profit on disposal of property, plant and equipment	(748)	(2,357)
Finance income	(2,592)	(2,749)
Finance costs	16,831	31,438
Provision for warranties charge	(885)	(3,918)
Cash generated from operations before working capital changes	956,313	755,155
Changes in working capital
Decrease/(increase) in Inventories	55,380	(34,019)
Increase in Trade and other receivables	(36,778)	(62,319)
Increase in Trade and other payables	15,671	42,127
Increase in Amounts received in advance	128,405	6,264
Increase in Capitalized commission assets under IFRS 15	(64,437)	(71,454)
Cash generated from operations	1,054,554	635,754

25. Taxation paid
	2020	2019
	Figures in Rand thousands
Balance payable at beginning of the year	(35,078)	(51,768)
Current taxation for the year recognized in profit or loss	(127,979)	(126,205)
Balance payable at end of the year	16,458	35,078
	(146,599)	(142,895)
26. Dividends paid
	2020	2019
	Figures in Rand thousands
Amounts recognized as distributions to equity holders in the year	(92,008)	(148,515)
27. Material non-controlling interest
The following table summarizes the information relating to the group’s subsidiary that has a material non-controlling interest (NCI), before intra-group eliminations.
	Cartrack Holdings Limited
	2020	2019
	Figures in Rand thousands
NCI percentage	32%	32%
Principal place of business	South Africa	South Africa
Revenue	1,941,893	1,692,708
Profit for the year after tax	456,422	361,048
Other comprehensive income	35,052	29,928
Total comprehensive income	491,474	390,976
Profit attributable to NCI	13,440	13,242
Other comprehensive income attributable to NCI	3,466	4,079
Total comprehensive income attributable to NCI	16,906	17,321
Non-current assets	1,277,779	1,048,310
Current assets	566,674	480,788
Current liabilities	(406,906)	(370,262)
Non-current liabilities	(213,172)	(321,218)
	1,224,375	837,618
Net assets attributable to NCI	460,015	370,828
Cash flows from operating activities	914,120	472,258
Cash flows from investing activities	(427,436)	(429,515)
Cash flows from financing activities	(380,949)	83,406
	105,735	126,449
Dividends paid to NCI	(9,112)	(11,018)

28. Interests in subsidiaries
The following table lists the entities which are controlled by the group.
Company Name	Held by	Country of incorporation	% holding 2020	% holding 2019
Cartrack Holdings Limited	Karooooo Pte. Ltd.	South Africa	68.06	68.45
Cartrack Proprietary Limited	Cartrack Holdings Limited	South Africa	100.00	100.00
Cartrack Technologies Proprietary Limited	Cartrack Holdings Limited	South Africa	100.00	100.00
Cartrack Manufacturing Proprietary Limited	Cartrack Holdings Limited	South Africa	100.00	100.00
Drive and Save Proprietary Limited	Cartrack Holdings Limited	South Africa	100.00	100.00
Cartrack Namibia Proprietary Limited	Cartrack Holdings Limited	Namibia	100.00	100.00
Cartrack Technologies Pte. Ltd.	Cartrack Holdings Limited	Singapore	100.00	100.00
Cartrack Telematics Proprietary Limited	Cartrack Proprietary Limited	South Africa	100.00	—
Veraspan Proprietary Limited	Cartrack Proprietary Limited	South Africa	100.00	—
Cartrack Fleet Management Proprietary Limited(1)	Cartrack Proprietary Limited	South Africa	100.00	100.00
Cartrack North East Proprietary Limited(1)	Cartrack Proprietary Limited	South Africa	100.00	100.00
Combined Telematics Services Proprietary Limited(1)	Cartrack Proprietary Limited	South Africa	49.00	49.00
Found Proprietary Limited(2)	Cartrack Proprietary Limited	South Africa	100.00	100.00
Zonke Bonke Telecoms Proprietary Limited(1)	Cartrack Proprietary Limited	South Africa	100.00	100.00
Cartrack Tanzania Limited	Cartrack Technologies Pte. Ltd.	Tanzania	60.00	60.00
Retriever Limited	Cartrack Technologies Pte. Ltd.	Kenya	85.00	85.00
Cartrack Engineering Technologies Limited	Cartrack Technologies Pte. Ltd.	Nigeria	99.00	99.00
PT. Cartrack Technologies Indonesia	Cartrack Technologies Pte. Ltd.	Indonesia	100.00	100.00
Cartrack Investments UK Limited	Cartrack Technologies Pte. Ltd.	United Kingdom	100.00	100.00
Cartrack Technologies (China) Limited	Cartrack Technologies Pte. Ltd.	Hong Kong	100.00	100.00
Cartrack Malaysia SDN.BHD	Cartrack Technologies Pte. Ltd.	Malaysia	100.00	100.00
Cartrack Technologies LLC	Cartrack Technologies Pte. Ltd.	U.A.E.	100.00	100.00
Cartrack Technologies PHL.INC	Cartrack Technologies Pte. Ltd.	Philippines	51.00	51.00
Cartrack Technologies South East Asia Pte. Ltd.	Cartrack Technologies Pte. Ltd.	Singapore	100.00	100.00
Cartrack Ireland Limited	Cartrack Technologies Pte. Ltd.	Republic of Ireland	100.00	100.00
Cartrack Technologies (Thailand) Company Limited	Cartrack Technologies Pte. Ltd.	Thailand	100.00	100.00
Cartrack New Zealand Limited	Cartrack Technologies Pte. Ltd.	New Zealand	51.00	51.00
Cartrack (Australia) Proprietary Limited(1)	Cartrack Technologies Pte. Ltd.	Australia	100.00	100.00
Cartrack INC.	Cartrack Ireland Limited	U.S.A.	100.00	100.00
Cartrack Polska.SP.ZO.O	Cartrack Investments UK Limited	Poland	90.91	90.91
Cartrack Portugal S.A.	Cartrack Investments UK Limited	Portugal	100.00	100.00
Cartrack Espana, S.L	Cartrack Investments UK Limited	Spain	100.00	100.00
Cartrack Europe SGPS,S.A (Dissolved)	Cartrack Investments UK Limited	Portugal	100.00	100.00
Cartrack Capital SGPS,S.A (Dissolved)	Cartrack Investments UK Limited	Portugal	100.00	100.00
Cartrack Limitada	CartrackTechnologies LLC	Mozambique	50.00	50.00
Auto Club LDA	CartrackTechnologies LLC	Mozambique	80.00	80.00

(1)
Dormant

(2)
Previously known as Plexique Proprietary Limited

Loans provided to subsidiary companies which require financial support have been subordinated in favor of third-party creditors of the underlying companies.

Cartrack Investments UK Limited has provided Cartrack Espana, S.L with a loan in the amount of euro 1 million (2019: euro 1 million) and Cartrack Technologies Pte. Ltd. has provided Cartrack Investments UK Limited with a guarantee for repayment of the loan.
29. Related parties
Relationships
Related parties	Onecell Community Phones Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Community Services Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Data Solutions Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Namibia Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Holdings Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Purple Rain Properties No. 444 Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Cartrack Education Fund (NPO)	Bursary funding — South Africa entities
	J Marais	Shareholder — Cartrack Holdings Limited
	P Lim	Shareholder — Cartrack Technologies PHL.INC
	Bumbene House Proprietary Limited	BEE funded company — Cartrack Holdings Limited
	J De Wet	Shareholder — Cartrack New Zealand Limited
	Brick Capital Polska Sp.Zo.O	IJ Calisto has a beneficial interest in this company
	Georgem Proprietary Limited	J Marais has a beneficial interest in this company
	F Calisto	IJ Calisto family
	Cartrack Mozambique LDA	IJ Calisto has a beneficial interest in this company
	CFC Sp.Zo.O	B Debski is a director
	Prime Business	B Debski is a director
Subsidiary companies	All subsidiaries are disclosed in note 28.
Director	IJ Calisto (executive)
Key Management Personnel	M Grundlingh
B Debski
H Louw
J Marais
J Matias
E Ong
R Schubert
DJ Brown
AT Ikalafeng
S Rapeti
K White
Key management personnel represent the directors and non-executive directors of Cartrack Holdings Limited.

Loan accounts — owing (to)/by related parties
	2020	2019
	Figures in Rand thousands
Related party balances
Bumbene House Proprietary Limited	11,000	—
Cartrack Education Fund (NPO)	—	200
J Marais	13	13
J De Wet	(5,679)	(5,551)
P Lim	(2,683)	(2,151)
Onecell Proprietary Limited	—	(14)
	2,651	(7,503)
Amounts included in trade receivables / (trade payables) regarding related parties
Trade receivables
Onecell Proprietary Limited	—	6,664
J Marais	7	—
Onecell Holdings Proprietary Limited	—	3
Trade payables
Onecell Proprietary Limited	—	(52)
Onecell Community Services Proprietary Limited	—	(339)
Onecell Holdings Proprietary Limited	—	(21)
Prime Business	(399)	—
	(392)	6,255
Related party transactions
Sales to related parties
Onecell Proprietary Limited	(407)	(4,042)
CFC.Sp.Zo.O	—	(114)
Brick Capital Polska SP. Z0.0	—	(1)
Prime Business	—	(44)
	(407)	(4,201)
Purchases from related parties
Onecell Holdings Proprietary Limited	240	208
Onecell Proprietary Limited	437	467
CFC.Sp.Zo.O	—	7,601
Prime Business	—	148
Onecell Community Services Proprietary Limited	2,796	1,819
Cartrack Mozambique LDA	4,464	5,280
	7,937	15,523
Rent paid to related parties
Purple Rain Properties No. 444 Proprietary Limited	16,449	17,613
Prime Business	895	836
Brick Capital Lda	—	3,921
Brick Capital Polska Sp.Zo.o	1,663	1,694
F Calisto	880	—
	19,887	24,064
Information regarding the directors and key management personnel is in detailed in note 32.

30. Risk management
The Board of Directors of Cartrack has overall responsibility for the establishment in oversight of Cartrack’s risk management framework. The Board of Directors of Cartrack has established the audit and risk committee which is responsible for developing and monitoring Cartrack’s risk management policies. The Cartrack audit committee reports regularly to the Board of Directors on its activities.
The group’s risk management policies are established to identify and analyse the risk faced by the group, to set appropriate risk limits, implement controls to enforce limits to monitor risk and adherence to limits.
The committee is assisted in its oversight role by internal audit. Internal audit reviews risk and management controls and procedures, the results of which are reported to the committee.
30.1 Capital risk management
The group’s policy is to maintain a strong capital base, so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management monitors return of the capital, as well as the level of dividends to shareholders.
The capital structure of the group consists of debt, which includes the borrowings and lease obligations disclosed in notes 15 and 16 respectively, cash and cash equivalents disclosed in note 13, and equity as disclosed in the statement of financial position.
In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
30.2 Financial risk management
The group has exposure to the following risks arising from financial instruments: credit risk, liquidity risk, currency and interest rate risk.
30.2.a Credit risk
Credit risk is the risk of financial loss to the group if a customer fails to meet its contractual obligations, and arises principally from the group’s receivables from customer, cash deposits and cash equivalents.
Credit risk is managed by each subsidiary subject to the group’s established policy and procedure. The group has a general credit policy of only dealing with credit worthy customers. A significant element of its individual customers is on debit-order payment method to assess credit risk. There has been no change in credit risk estimation techniques since last year.
Trade receivables comprise a widespread customer base. Management evaluates credit risk relating to customers on an ongoing basis. If customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the board of directors. The utilization of credit limits is regularly monitored. The group does not have any significant credit risk exposure to any single customer or any group of customers having similar characteristics.
There has been no change in credit risk estimation techniques since last year.
The carrying amounts of financial assets represent the maximum credit exposure.
Expected credit losses on financial assets recognized in profit or loss were as follows:
	2020	2019
	Figures in Rand thousands
Expected credit loss provision on trade receivables arising from contracts with customers	54,872	43,670

Trade receivables
The group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the country in which the customer operates. Details of concentration of revenue are included in note 19.
Expected credit loss assessment process followed in the current year
An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses.
The provision rates are based on days since invoicing date for various groupings of various customer segments with similar loss patterns.
The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future conditions.
The following table provides information about the expected credit loss rate for trade receivables by ageing category as at 29 February 2020:
	Expected credit loss rate	Gross carrying amount	Impairment loss allowance
	Figures in Rand thousands
Since invoicing	4%	113,385	4,908
1 month since invoicing date	11%	31,875	3,587
2 months since invoicing date	17%	20,670	3,487
3 months since invoicing date	39%	102,819	39,675
Total	19%	268,749	51,657
The following table provides information about the expected credit loss rate for trade receivables by ageing category as at 28 February 2019:
	Expected credit loss rate	Gross carrying amount	Impairment loss allowance
	Figures in Rand thousands
Since invoicing	5%	57,825	2,813
1 month since invoicing date	8%	36,733	2,832
2 months since invoicing date	13%	21,807	2,859
3 months since invoicing date	33%	105,591	35,166
Total	20%	221,956	43,670
Cash and cash equivalents
The group held cash and cash equivalents of R146 million at 29 February 2020 (2019: R52 million). The cash is held with major banks and financial institutions which are rated and regulated in each country. None of the bank’s holding deposits show financial strain.
30.2.b Liquidity risk
The group manages liquidity risk through an ongoing review of future commitments and ensures that there is adequate funding available in terms of cash reserves and committed funding facilities.
Cash flow forecasts are prepared and available borrowing facilities are monitored on an ongoing basis.

The table below analyses the group’s financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.
	Less than 1 year	2 years	3 years	4 years	>5 years	Total
	Figures in Rand thousands
At 29 February 2020
Term loans	5,583	5,583	5,583	4,810	3,618	25,177
Lease obligations	49,532	27,403	13,025	6,378	12,636	108,974
Trade and other payables	148,812	—	—	—	—	148,812
Loans from related parties	8,362	—	—	—	—	8,362
At 28 February 2019
Term loans	25,662	219,583	5,583	5,583	4,810	261,221
Lease obligations	51,752	35,380	16,417	8,262	15,151	126,962
Trade and other payables	136,832	—	—	—	—	136,832
Loans from related parties	7,716	—	—	—	—	7,716
Bank overdraft	13,762	—	—	—	—	13,762
30.2.c Currency risk
The group is exposed to currency risk to the extent that sales, purchases, and borrowings of the foreign operations are denominated in currencies different to the group’s presentation currency. The functional currencies of group companies are primarily the ZAR, US dollar (USD), euro (EUR), Mozambican metical (MZN), the Singapore dollar (SGD) and Polish zloty (PLN).
The group does not apply hedge accounting.
The following average exchange rates were used for consolidation purposes:
ZAR: USD 14.70
ZAR: EUR 16.30
ZAR: MZN 0.23
ZAR: PLN 3.78
ZAR: SGD 10.71
Exposure to currency risk
The summarized quantitative data about the group’s exposure to currency risk as reported to the management of the group is as follows:
	USD	EURO	MZN	SGD	PLN
	In thousands of
At 29 February 2020
Trade receivables	141	1,115	128,433	1,200	1,267
Trade payables	(10)	(1,145)	(159,797)	(966)	(2,675)
	131	(30)	(31,364)	234	(1,408)
At 28 February 2019
Trade receivables	61	2,341	111,290	3,337	1,000
Trade payables	(11)	(1,414)	(133,616)	(834)	(3,083)
	50	927	(22,326)	2,503	(2,083)

Sensitivity analysis
A strengthening/weakening of the Rand against the Polish zloty (PLN), euro (EUR), Singapore dollar (SGD) and Mozambican metical (MZN), at year-end would have impacted the measurement of financial instruments denominated in a foreign currency, equity and profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant. A factor change of 10% has been applied to the exchange rates.
	Strengthening of ZAR	Weakening of ZAR
	Figures in Rand thousands
29 February 2020
USD	(193)	193
EUR	49	(49)
MZN	721	(721)
SGD	(251)	251
PLN	532	(532)
	858	(858)
28 February 2019
EUR	1,255	(1,255)
MZN	2,252	(2,252)
SGD	2,650	(2,650)
PLN	1,131	(1,131)
	7,288	(7,288)
30.2.d Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
The group’s exposure to interest rate risk relates primarily to the group’s loan obligations with variable interest rates. The term loan with Rand Merchant Bank attracts interest at prime less 1,7% p.a. and the loan from Caixa Geral Depositos de S.A. attracts interest is at a rate of 3% p.a.
Short-term deposits held at banking institutions carry interest rates at prevailing market conditions. The average interest rate earned on bank balances for the year was 5,4% (FY19: 5,3%).
No financial instruments were entered into to mitigate the risk of interest rate movements.
Interest rate sensitivity
The following table illustrates the effects on group’s earnings and equity, all other factors remaining constant. A factor of 1% has been applied to the interest rates:
Figures in Rand thousands
29 February 2020
Effect on profit before tax (1% increase)	(1,951)
Effect on profit before tax (1% decrease)	1,951
28 February 2019
Effect on profit before tax (1% increase)	(2,380)
Effect on profit before tax (1% decrease)	2,380
31. Analysis of assets and liabilities by financial instrument classification
The following table shows the carrying amounts and classification of financial assets and financial liabilities. The carrying amounts are considered to approximate their fair values.

Figures in Rand thousands
At 29 February 2020
Financial assets
Loans to related parties	11,013
Trade and other receivables	230,312
Cash and cash equivalents	145,787
387,112
Financial liabilities
Loans from related parties	8,362
Capitalized lease liabilities	98,997
Trade and other payables	148,812
Term loans	22,969
Amounts received in advance	208,782
487,922
Figures in Rand thousands
At 28 February 2019
Financial assets
Loans to related parties	213
Trade and other receivables	191,468
Cash and cash equivalents	51,906
243,587
Financial liabilities
Term loans	239,290
Loans from related parties	7,716
Capitalized lease liabilities	116,912
Trade and other payables	136,832
Bank overdraft	13,762
Amounts received in advance	80,377
594,889

32. Director and key management personnel emoluments
	Salary and allowances	Other benefits	Retirement fund	Performance bonuses	Director fees	Total
	Figures in Rand thousands
At 29 February 2020
Executive Director
IJ Calisto	3,410	—	147	284	—	3,841
Key Management Personnel(1)
M Grundlingh	2,285	—	157	1,064	—	3,506
DJ Brown(2)	—	—	—	—	1,186	1,186
AT Ikalafeng(2)	—	—	—	—	477	477
S Rapeti(2)	—	—	—	—	545	545
K White(2)	—	—	—	—	659	659
B Debski	1,845	18	—	146	—	2,009
J Marais	1,964	198	17	174	—	2,353
J Matias	1,565	—	—	—	—	1,565
E Ong	1,543	232	155	129	—	2,059
R Schubert	2,451	343	46	1,714	—	4,554
H Louw	1,872	117	101	143	—	2,233
	13,525	908	476	3,370	2,867	21,146
At 28 February 2019
Executive Director
IJ Calisto	3,185	—	122	180	—	3,487
Key Management Personnel
M Grundlingh	2,077	—	122	224	—	2,423
DJ Brown(2)	—	—	—	—	1,129	1,129
AT Ikalafeng(2)	—	—	—	—	546	546
S Rapeti(2)	—	—	—	—	260	260
K White(2)	—	—	—	—	627	627
JR Edmeston	1,082	2	8	288	—	1,380
B Debski	1,677	11	—	129	—	1817
J Marais	2,057	—	15	165	—	2,237
J Matias	1,515	—	—	—	—	1,515
E Ong	1,462	254	122	—	—	1,838
R Schubert	2,009	—	124	167	—	2,300
	11,879	267	391	973	2,562	16,072

(1)
Key management personnel represent the directors and non-executive directors of Cartrack Holdings Limited

(2)
Non-executive director of Cartrack Holdings Limited

33. Basic and diluted earnings per share information
33.1 Basic and diluted earnings per share
	2020	2019
Basic and diluted earnings per share
The calculation of basic and diluted earnings per share has been based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue. Basic and diluted earnings per share Basic and diluted earnings per share	14,3	9,2
Weighted average number of ordinary shares Issued at the beginning of the year/date of incorporation

Basic earnings Profit attributable to ordinary shareholders (R’ 000)	289,882	236,931
Less: Profit arising prior to the incorporation of Karooooo on 19 May 2018(1) (R’ 000)	—	(50,836)
Profit attributable to ordinary shareholder of Karooooo (R’ 000)	289,882	186,095
Diluted basic earnings per share (Unaudited)
Basic earnings per share
Basic earnings per share	14,3	9,2
Weighted average number of ordinary shares Issued at the beginning of the year
Basic earnings
Profit attributable to ordinary shareholder of Karooooo (R’ 000)	289,882	186,095
As discussed in Note 1 the Company is deemed to have acquired control of Cartrack when the loan to IJ Calisto was extinguished through the issuance of shares. The acquisition of Cartrack has been accounted for as transaction under common control and prior periods restated accordingly. For the purposes of computing earnings per share, the shares issued to extinguish the loan to IJ Calisto have been treated as outstanding from the date of incorporation of the Company.

(1)
No earnings per share is presented for the profit arising for the period before Karooooo’s incorporation on 19 May 2018 as the legal structure did not exist.

33.2 Diluted earnings per share
There are no dilutive instruments and therefore diluted earnings per share is the same as basic earnings per share.
34. Funding facilities
Rand Merchant Bank Limited has provided a R600 million funding facility to Cartrack Proprietary Limited of which R50 million is committed for a fixed period and R550 million is uncommitted. The final repayment date on the committed term facility is repayable in five years from the commencement date, being 31 January 2025 and the uncommitted term facility is repayable three years from utilization date.
Interest is levied at a rate of prime less 1.7% per annum. The covenants in respect of this loan have been complied at year-end. A guarantee has been signed by both Cartrack Holdings Limited and Cartrack Manufacturing Proprietary Limited for this loan and security has been provided in the form of a pledge and cession by the borrower and the guarantors of certain rights in favor of the lender for this loan, including shares held in South African entities, all claims , bank accounts, cash and cash equivalent investments, intellectual property, insurance policies and insurance proceeds. At 29 February 2020 Cartrack Proprietary Limited had utilized R2.76 million of the committed term facility.
Mercantile Bank Limited has provided Found Proprietary Limited (previously Plexique Proprietary Limited) with an instalment credit agreement facility of R15 million (2019: R15 million). Cartrack Proprietary Limited has provided limited suretyship in favor of Mercantile Bank Limited for this facility. At the end of the year, R3.7 million (2019: R3 million) was utilized.
35. Commitments
There are no capital commitments at the year-end. Lease commitments are disclosed in note 16.
36. Subsequent Events
COVID-19
COVID-19 is considered to be a non-adjusting post balance sheet event as none of the countries in which the group operates were in a ‘lockdown’ state at the year-end. As a result, the possible impacts of COVID-19 have not resulted in an adjustment to the carrying values of the group’s assets being recognized at the year end, but consideration has been given by the board of directors to going concern and the subsequent event disclosure in the preparation of the consolidated financial statements for the year ended 29 February 2020. Cartrack’s global operations are subject to risks associated with actions taken by governmental authorities as a result of the COVID-19 pandemic.
These events, together with a number of evolving factors, including the duration and spread of the pandemic, the severity of the impact of the pandemic on economic activity and the changing actions of governmental authorities across the globe, has impacted the group’s HY21 results predominantly due to limited capacity to install in-vehicle IoT technology and the inability to deploy talent currently in Singapore into the Asia Pacific region.
Cartrack is actively monitoring these ongoing and potential impacts of COVID-19 in order to mitigate and minimize the impact on its business.
The group operates as a key “must have” service to its customers, driving efficiency through a digital transformation platform. It has a vertically integrated business model with an unleveraged balance sheet and 98% of revenues being historically recurring in nature. The group generates strong cash flows and also has access to an unutilized R600 million term facility provided by RMB.
The group has sufficient inventory on hand to last for nine months at budgeted volumes (pre COVID-19 budget) and, at present, supply chains are not affected. In addition to this, Cartrack is balancing its costs with the opportunities that may present themselves when the pandemic passes.
Restructuring of the Cartrack group
On 9 September 2020 shareholders of Cartrack Holdings Limited were advised that the Company has entered into negotiations and exploring options with its majority shareholder, Karooooo Pte. Ltd., which, if successfully concluded, may result in the restructuring of the Cartrack group.
Karooooo Dividends
A final dividend of ZAR 5.13 per share relating to the year ended 29 February 2020 was declared by Karooooo, calculated on the basis of              shares issued and outstanding on 13 May 2020, and paid on 8 June 2020. In addition, an interim dividend of ZAR 8.26 per share was declared on 13 November 2020 and paid on 30 November 2020.
Related Party Loan
On 22 December 2020, the Company entered into an agreement with a related party, whereby the related party agreed to lend up to an aggregate amount of US$65,000,000 for the sole purpose of facilitating the Company’s acquisition of the remaining interests in its subsidiary, Cartrack Holdings Limited. Orient Victoria Pte. Ltd. is controlled by our Chief Executive Officer, Isaias (Zak) Jose Calisto. The related party loan bears interest at a rate of 1.25% per annum. Karooooo may not declare any dividends until such time that all amounts due under the related party loan, including any interest accrued and unpaid interest, has been repaid to Orient Victoria Pte. Ltd. in full. On 29 December 2020, the Company drew down USD58,500,000 under the loan.
37. Going concern
The Director has reviewed the group cash flow forecast for the twelve months ending 31 January 2022. On the basis of this review, and in light of the current financial position and existing borrowing facilities, the Director is satisfied that the Company and group have access to adequate resources to continue in operational existence for the foreseeable future and are going concerns. The Director has continued to adopt the going concern basis in preparing the financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at 30 November 2020
		Nine months ended		Year ended
	Notes	November 2020	November 2019	February 2020
		Figures in Rand thousands
ASSETS
Non-current assets
Goodwill		126,146	126,163	131,503
Intangible assets	6	55,114	30,841	40,739
Property, plant and equipment	4	900,001	793,106	854,506
Capitalized commission assets	5	187,637	137,326	144,549
Deferred tax assets		108,943	97,281	106,482
Total non-current assets		1,377,841	1,184,717	1,277,779
Current assets
Inventories	7	231,299	170,319	151,616
Trade and other receivables	8	284,800	237,378	251,747
Loans to related parties		11,000	1,900	11,013
Taxation		8,692	6,204	6,511
Cash and cash equivalents	9	88,433	134,452	146,591
Total current assets		624,224	550,253	567,478
Total assets		2,002,065	1,734,970	1,845,257
EQUITY AND LIABILITIES
Equity
Share capital		10	10	10
Foreign currency translation reserve		11,116	5,536	11,851
Retained earnings		816,744	788,094	835,978
Investment by owner		30,383	30,383	30,383
Equity attributable to equity holders of parent		858,253	824,023	878,222
Non-controlling interest		336,499	320,794	346,913
Total equity		1,194,752	1,144,817	1,225,135
Liabilities
Non-current liabilities
Term loans	11	16,054	49,767	17,815
Capitalized lease liabilities		54,573	57,595	54,148
Amounts received in advance	10	79,386	40,499	55,817
Deferred tax liabilities		112,668	67,206	85,392
Total non-current liabilities		262,681	215,067	213,172
Current liabilities
Term loans	11	1,404	5,095	5,154
Trade and other payables	12	260,173	120,138	170,972
Loans from related parties		7,911	7,764	8,362
Capitalized lease liabilities		35,439	41,512	44,849
Taxation		48,470	50,713	22,969
Provision for warranties		864	1,679	1,679
Amounts received in advance	10	168,646	148,185	152,965
Bank overdraft	9	21,725	—	—
Total current liabilities		544,632	375,086	406,950
Total liabilities		807,313	590,153	620,122
Total equity and liabilities		2,002,065	1,734,970	1,845,257

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS
for the nine month period ended 30 November 2020
		Nine months ended		Year ended
	Notes	November 2020	November 2019	February 2020
		Figures in Rand thousands
Revenue	13	1,674,802	1,431,323	1,941,893
Cost of sales		(464,247)	(423,260)	(574,770)
Gross profit		1,210,555	1,008,063	1,367,123
Other income		1,356	2,339	1,867
Expected credit losses on financial assets		(56,249)	(40,206)	(54,872)
Operating expenses		(589,687)	(501,816)	(683,196)
Sales and marketing		(164,131)	(133,815)	(177,870)
General and Administration		(371,351)	(334,525)	(460,402)
Research and development		(54,205)	(33,476)	(44,924)
Operating profit	14	565,975	468,380	630,922
Finance income		3,852	1,606	2,592
Finance costs		(4,833)	(14,238)	(16,831)
Profit before taxation		564,994	455,748	616,683
Taxation		(170,130)	(126,329)	(173,157)
Profit for the period		394,864	329,419	443,526
Profit attributable to:
Owners of the parent		258,875	214,036	289,882
Non-controlling interest		135,989	115,383	153,644
		394,864	329,419	443,526
Earnings per share
Basic and diluted earnings per share (Rand)	18.1	12.7	10.5	14.3

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the nine month period ended 30 November 2020
	Nine months ended		Year ended
	November 2020	November 2019	February 2020
	Figures in Rand thousands
Profit for the period	394,864	329,419	443,526
Other comprehensive income
Items that may be reclassified to profit or loss in future periods:
Exchange differences on translating foreign operations	(6,027)	22,387	35,989
Other comprehensive (loss) income for the period	(6,027)	22,387	35,989
Total comprehensive income for the period net of income tax	388,837	351,806	479,515
Total comprehensive income attributable to:
Owners of the parent	256,583	230,156	312,317
Non-controlling interest	132,254	121,650	167,198
	388,837	351,806	479,515

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine month period ended 30 November 2020
Figures in Rand thousands	Note	Share capital	Foreign currency translation	Investment by owner	Retained earnings	Total attributable to equity holders of the group	Non-controlling interest	Total equity
		Figures in Rand thousands
Balance at 1 March 2019		10	(10,584)	30,383	598,598	618,407	219,221	837,628
Profit for the period ended 30 November 2019		—	—	—	214,036	214,036	115,383	329,419
Other comprehensive income		—	16,120	—	—	16,120	6,267	22,387
Total comprehensive income for the period		—	16,120	—	214,036	230,156	121,650	351,806
Dividends		—	—	—	(24,540)	(24,540)	(20,077)	(44,617)
Balance at 30 November 2019		10	5,536	30,383	788,094	824,023	320,794	1,144,817
Profit for the three months ended 29 February 2020		—	—	—	75,846	75,846	38,261	114,017
Other comprehensive income		—	6,315	—	—	6,315	7,287	13,602
Total comprehensive income for the period		—	6,315	—	75,846	82,161	45,548	127,709
Dividends		—	—	—	(27,962)	(27,962)	(19,429)	(47,391)
Balance at 29 February 2020		10	11,851	30,383	835,978	878,222	346,913	1,225,135
Profit for the period ended 30 November 2020		—	—	—	258,875	258,875	135,989	394,864
Other comprehensive income		—	(735)	—	—	(735)	(3,735)	(4,470)
Total comprehensive income for the period		—	(735)	—	258,875	258,140	132,254	390,394
Dividends		—	—	—	(272,235)	(272,235)	(136,769)	(409,004)
Change in control(1)		—	—	—	(5,874)	(5,874)	(5,899)	(11,773)
Balance at 30 November 2020		10	11,116	30,383	816,744	858,253	336,499	1,194,752

(1)
In August 2020 the Group acquired the remaining 40% share in Cartrack Tanzania and 15% share in Retriever Limited.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine month period ended 30 November 2020
		Nine months ended		Year ended
	Notes	November 2020	November 2019	February 2020
		Figures in Rand thousands
Cash flows from operating activities
Cash generated from operations	15	835,167	763,386	1,054,554
Finance income received		3,852	1,606	2,592
Finance costs paid		(4,027)	(5,850)	(9,323)
Taxation paid		(120,758)	(94,677)	(146,599)
Net cash generated from operating activities		714,234	664,465	901,224
Cash flows from investing activities
Purchase of property, plant and equipment		(303,719)	(303,888)	(388,723)
Proceeds on disposal of property, plant and equipment		5,997	1,735	6,532
Investment in intangible assets		(33,703)	(20,081)	(34,245)
Advances of loans to related parties		—	—	(11,000)
Repayment of loans to related parties		14	—	—
Net cash utilized by investing activities		(331,411)	(322,234)	(427,436)
Cash flows from financing activities
(Repayment of)/Proceeds from related party loans		(1,161)	—	—
Proceeds from issuance of share capital		—	10	10
Acquisition of additional interest in subsidiaries		(11,773)	—	—
Repayment of term loans		(6,886)	(184,634)	(217,815)
Payments of capitalized lease liabilities		(40,987)	(27,939)	(58,417)
Dividends paid		(409,004)	(44,617)	(92,008)
Net cash (utilized by)/generated financing activities		(469,811)	(257,180)	(368,230)
Total cash movement		(86,988)	(85,051)	105,558
Cash and cash equivalents as at the beginning of the period	9	146,591	38,144	38,144
Translation differences on cash and cash equivalents		7,105	11,257	2,889
Total cash and cash equivalents at the end of the period	9	66,708	134,452	146,591

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the nine months ended 30 November 2020
1. Presentation of consolidated financial statements
Reporting entity
Karooooo Pte. Ltd. (“Karooooo”), formerly Karoo Pte. Ltd., was incorporated on 19 May 2018 in the Republic of Singapore and is wholly owned by IJ Calisto. Cartrack Holdings Limited (“Cartrack”) is a public company that listed on the Johannesburg Stock Exchange in December 2014. IJ Calisto is the current CEO of Cartrack. Karooooo acquired an approximately 68 percent interest in Cartrack effective 17 July 2019.
Through a flow of funds arrangement and a related mandatory public offer, Karooooo’s acquisition of Cartrack was facilitated by a loan from IJ Calisto that was repayable on demand in either cash or through the receipt of the equivalent number of Cartrack shares at a price of R13.44 per share, which was the share price at which the mandatory public offer was made. Subsequent to the acquisition, Karooooo became the legal and beneficial owner of such Cartrack shares. As a consequence of the call option embedded within the loan from IJ Calisto, Karooooo did not acquire control as defined by IFRS 10 of Cartrack at the time of the acquisition of such Cartrack shares; instead control remained with IJ Calisto.
On 18 November 2020, the shareholder loan from IJ Calisto to Karooooo Pte. Ltd. was converted into ordinary shares of Karooooo Pte. Ltd., which was issued to IJ Calisto, and as a result Karooooo acquired control of Cartrack on that date. The acquisition of control of Cartrack by Karooooo is considered to be a transaction under common control as ultimately both entities were controlled by IJ Calisto before and after the transaction. Therefore, the financial statements have been retrospectively recast to reflect Karooooo’s controlling interest in Cartrack for all periods presented. For the period prior to the incorporation of Karooooo, the financial statements reflect IJ Calisto’s controlling interest in Cartrack, which he held through One August (Pty) Limited, a personal holding company owned by IJ Calisto with no other operations that does not form part of the consolidated group. There is currently no specific guidance on accounting for common control transactions under International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). In the absence of specific guidance Karooooo elected to apply the “pooling of interests” method of accounting. Under “pooling of interests” the assets and liabilities of Cartrack are carried over at their book values with no adjustment made for the acquisition price and prior periods are restated as if the common control transaction had occurred at the beginning of the earliest period presented.
Since the loan was also eliminated as part of the common control transaction it is not presented as a financial liability in the condensed consolidated financial statements.
The non-controlling interest principally relates to the public shareholders in Cartrack.
These condensed consolidated interim financial statements comprise Karooooo and its subsidiaries (collectively the “group” and individually “group companies”). The group is primarily involved in the design, development and installation of telematics technology, data collection and analysis and the delivery of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS) and the tracking and recovery of vehicles.
Statement of compliance
The unaudited condensed consolidated interim financial statements for the nine months ended 30 November 2020 have been prepared in accordance with International Accounting Standard, IAS 34: Interim financial reporting.
The unaudited condensed consolidated interim financial statements do not include all the information and disclosures as required by International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Group’s consolidated annual financial statements as at 29 February 2020, which were prepared in accordance with IFRS.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated annual financial statements for the year ended 29 February 2020.
Basis of measurement
The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis with the exception of certain financial instruments which have been fair valued.
Functional and presentation currency
These unaudited condensed consolidated interim financial statements are presented in South African rand (ZAR), which is the group’s presentation currency.
All financial information presented has been rounded off to the nearest thousand ZAR, unless otherwise indicated.
Going concern
The unaudited condensed consolidated interim financial statements are prepared on the going-concern basis as the directors believe that the required funding will be available to finance future operations and that the realisation of assets and settlement of liabilities, contingent obligations and commitments will occur in the ordinary course of business.
2. New standards and interpretations
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 29 February 2020.
The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
3. Segment reporting
The group is organized into geographical business units and has four reportable segments. The operating segments are based on geographical locations. The Chief Operating Decision Maker (CODM) monitors the operating results of its segments separately for the purpose of making decisions about resource allocation and performance assessment.
Segment assets and liabilities are not split between long term and current as this segment information is not reviewed on such basis by the CODM.
The group’s manufacturing entity manufactures products and distributes them to each of the operating segments. Support entities in South Africa and Asia are responsible for development of our hardware and software platforms and provide technical support and distribution support to each of the operating segments. All intergroup transactions are eliminated in the “Eliminations” and “Inter-segment revenue” columns and the margin generated by the support entities, net of any unrealized profit, is allocated to the geographic region where the external revenue is recorded by support entities. Franchise fees charged between South Africa and Africa-Other which are included in inter-segment revenue are done on a basis which takes into account the extent of services undertaken by each of the parties.
Segment results were fundamentally evaluated based on subscription revenue and earnings before interest, tax, depreciation and amortization and corporate costs (Adjusted EBITDA) as the profit or loss measures.

The segment’s revenue, depreciation and amortization and Adjusted EBITDA information provided to the group CEO, for the reportable segments for the interim period ended 30 November 2020 is as follows:
	Subscription revenue	Hardware and other revenue before eliminations	Eliminations	Inter- segment revenue	Hardware and other revenue after eliminations and inter- segment	Total revenue	Depreciation and amortization	Adjusted EBITDA
	Figures in Rand thousands
Nine months ended 30 November 2020
Geographical business units
South Africa	1,181,860	224,981	(195,281)	(6,564)	23,136	1,204,996	228,642	665,694
Africa-Other	78,228	2,040	—	6,866	8,906	87,134	6,074	33,577
Europe	163,665	6,504	(2,243)	—	4,261	167,926	45,587	83,245
Asia-Pacific, Middle East and USA	211,288	87,912	(84,152)	(302)	3,458	214,746	43,768	72,825
Total by Segment	1,635,041	321,437	(281,676)	—	39,761	1,674,802	324,071	855,341
	Subscription revenue	Hardware and other revenue before eliminations	Eliminations	Inter- segment revenue	Hardware and other revenue after eliminations and inter- segment	Total revenue	Depreciation and amortization	Adjusted EBITDA
	Figures in Rand thousands
Nine months ended 30 November 2019
Geographical business units
South Africa	1,013,343	263,972	(229,314)	(5,795)	28,863	1,042,206	183,268	556,389
Africa-Other	80,921	1,744	—	5,795	7,539	88,460	4,322	33,272
Europe	123,569	10,681	(7,121)	—	3,560	127,129	29,190	59,809
Asia-Pacific, Middle East and USA	167,291	39,789	(33,552)	—	6,237	173,528	26,200	49,504
Total by Segment	1,385,124	316,186	(269,987)	—	46,199	1,431,323	242,980	698,974
29 February 2020
Geographical business units
South Africa	1,383,980	335,692	(294,723)	(7,484)	33,485	1,417,465	243,989	747,229
Africa-Other	106,977	1,513	—	7,484	8,997	115,974	6,152	42,098
Europe	168,314	14,092	(9,140)	—	4,952	173,266	40,193	81,782
Asia-Pacific, Middle East and USA	228,446	69,893	(63,151)	—	6,742	235,188	36,690	66,376
Total by Segment	1,887,717	421,190	(367,014)	—	54,176	1,941,893	327,024	937,485
There are no customers which contribute in excess of 10% of group revenue.

Reconciliation of Adjusted EBITDA to profit for the period
	As at		As at
	November 2020	November 2019	February 2020
	Figures in Rand thousands
Adjusted EBITDA	855,341	698,974	937,485
Depreciation of property, plant and equipment(1)	(270,315)	(211,351)	(282,976)
Amortization of intangible assets(2)	(18,750)	(8,639)	(12,786)
Corporate expenses	(301)	(10,604)	(10,801)
Operating profit	565,975	468,380	630,922
Finance income	3,852	1,606	2,592
Finance costs	(4,833)	(14,238)	(16,831)
Profit before taxation	564,994	455,748	616,683
Taxation	(170,130)	(126,329)	(173,157)
Profit for the period	394,864	329,419	443,526

(1)
Depreciation of property, plant and equipment includes capitalized telematics devices and right of use assets.

(2)
Amortization of intangible assets includes capitalized research and development and purchased intangible assets.

Total assets by segment
	As at		As at
	November 2020	November 2019	February 2020
	Figures in Rand thousands
Total assets
South Africa	1,242,430	1,082,379	1,145,039
Africa-Other	178,421	177,493	196,156
Europe	293,827	253,377	275,290
Asia-Pacific, Middle East and USA	284,487	221,180	227,968
Total by segment	1,999,165	1,734,429	1,844,453
Corporate	2,900	541	804
Total assets	2,002,065	1,734,970	1,845,257

Total non-current assets by segment
	As at		As at
	November 2020	November 2019	February 2020
	Figures in Rand thousands
South Africa	882,262	764,628	820,658
Africa-Other	83,660	97,626	96,263
Europe	240,612	198,416	221,840
Asia Pacific, Middle East and USA	168,634	124,047	139,018
Total by segment	1,375,168	1,184,717	1,277,779
Corporate	2,673	—	—
Total non-current assets	1,377,841	1,184,717	1,277,779
Capital expenditure*
	Nine months ended		Year ended
	November 2020	November 2019	February 2020
	Figures in Rand thousands
South Africa	242,747	223,980	308,936
Africa-Other	5,642	6,003	9,427
Europe	36,327	54,294	50,974
Asia Pacific, Middle East and USA	52,706	39,692	53,631
Total by segment	337,422	323,969	422,968
Corporate	—	—	—
Total capital expenditure	337,422	323,969	422,968

*
Capital expenditure includes additions of property, plant and equipment and intangible assets.

Total liabilities by segment
	As at		As at
	November 2020	November 2019	February 2020
	Figures in Rand thousands
Total liabilities
South Africa	554,962	393,843	405,238
Africa-Other	58,203	48,651	56,088
Europe	88,399	89,952	90,547
Asia Pacific, Middle East and USA	105,698	56,574	68,205
Total by segment	807,262	589,020	620,078
Corporate	51	1,133	44
Total liabilities	807,313	590,153	620,122

4. Property, plant and equipment
	As of 30 November 2020			As of 30 November 2019
	Cost	Accumulated depreciation	Carrying value	Cost	Accumulated depreciation	Carrying value
	Figures in Rand thousands
Owned assets
Buildings	1,826	—	1,826	2,034	—	2,034
Capitalized telematics devices	1,729,879	(972,169)	757,710	1,390,805	(721,327)	669,478
Furniture and fixtures and equipment	20,056	(14,219)	5,837	18,400	(12,819)	5,581
Leasehold improvements	27,139	(17,004)	10,135	18,869	(13,219)	5,650
Plant and machinery	3,936	(3,338)	598	5,073	(4,530)	543
Right-of-use assets
IT equipment	69,625	(43,988)	25,637	69,392	(42,189)	27,203
Motor vehicles	117,138	(73,598)	43,539	115,048	(62,150)	52,898
Property	86,798	(32,080)	54,718	58,926	(29,207)	29,719
Total	2,056,397	(1,156,396)	900,001	1,678,547	(885,441)	793,106
	As of 29 February 2020
	Cost	Accumulated depreciation	Carrying value
Owned assets
Buildings	2,115	—	2,115
Capitalized telematics devices	1,485,475	(776,594)	708,881
Furniture and fixtures and equipment	19,253	(13,035)	6,218
Leasehold improvements	20,249	(14,893)	5,356
Plant and machinery	3,820	(3,107)	713
Right-of-use assets
IT equipment	63,793	(35,741)	28,052
Motor vehicles	124,893	(65,055)	59,838
Property	66,130	(22,797)	43,333
Total	1,785,728	(931,222)	854,506

Reconciliation of the carrying value of property, plant and equipment — for the nine months ended 30 November 2020
	Opening balance	Additions	Disposals	Translation Adjustments	Depreciation	Closing balance
	Figures in Rand thousands
Owned assets
Buildings	2,115	—	—	(289)	—	1,826
Capitalized telematics devices	708,881	274,234	(7,145)	7,677	(225,954)	757,710
Furniture and fixtures and equipment	6,218	1,860	(504)	(91)	(1,745)	5,738
Leasehold improvements	5,356	7,391	—	107	(2,719)	10,135
Plant and machinery	713	—	—	47	(162)	598
Right-of-use assets
IT equipment	28,052	6,432	(8)	(140)	(8,698)	25,638
Motor vehicles	59,838	3,483	(4,741)	(24)	(15,017)	43,539
Property	43,333	26,713	(706)	1,514	(16,120)	54,718
Total	854,506	320,113	(13,104)	8,801	(270,315)	900,001
Reconciliation of the carrying value of property, plant and equipment — for the nine months ended 30 November 2019
	Opening balance	Additions	Disposals	Translation Adjustments	Depreciation	Closing balance
	Figures in Rand thousands
Owned assets
Buildings	1,962	—	—	72	—	2,034
Capitalized telematics devices	549,982	287,904	—	1,875	(170,283)	669,478
Furniture and fixtures and equipment	5,453	2,400	(35)	(187)	(2,050)	5,581
Leasehold improvements	5,075	2,951	—	336	(2,712)	5,650
Plant and machinery	302	781	—	(81)	(459)	543
Right-of-use assets
IT equipment	29,279	6,090	(18)	(876)	(7,272)	27,203
Motor vehicles	70,960	3,762	(2,143)	(5,087)	(14,594)	52,898
Property	38,139	9,263	(733)	(2,969)	(13,981)	29,719
Total	701,152	313,151	(2,929)	(6,917)	(211,351)	793,106

Reconciliation of the carrying value of property, plant and equipment — for the year ended 29 February 2020
	Opening balance	Additions	Disposals	Translation Adjustments	Depreciation	Closing balance
	Figures in Rand thousands
Owned assets
Buildings	1,962	—	—	153	—	2,115
Capitalized telematics devices	549,982	369,156	—	16,554	(226,811)	708,881
Furniture and fixtures and equipment	5,453	2,622	(210)	323	(1,970)	6,218
Leasehold improvements	5,075	4,158	(257)	115	(3,735)	5,356
Plant and machinery	302	965	—	25	(579)	713
Right-of-use assets
IT equipment	29,279	11,822	(2,436)	506	(11,119)	28,052
Motor vehicles	70,960	10,708	(2,097)	553	(20,286)	59,838
Property	38,139	22,285	(784)	2,169	(18,476)	43,333
Total	701,152	421,716	(5,784)	20,398	(282,976)	854,506
5. Capitalized commission assets
	As at 30 November 2020			As at 30 November 2019
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	Figures in Rand thousands
Capitalized sales commissions	320,022	(132,385)	187,637	226,954	(89,628)	137,326
Total	320,022	(132,385)	187,637	226,954	(89,628)	137,326
	As at 29 February 2020
	Cost	Accumulated amortization	Carrying value
	Figures in Rand thousands
Capitalized sales commissions	245,718	(101,169)	144,549
Total	245,718	(101,169)	144,549
Reconciliation of the carrying value of capitalized sales commissions — for the nine months ended 30 November 2020
	Opening balance	Additions	Disposals	Translation adjustments	Amortization	Closing balance
	Figures in Rand thousands
November 2020
Capitalized sales commissions	144,549	77,620	(666)	1,140	(35,006)	187,637
Reconciliation of the carrying value of capitalized sales commissions — for the nine months ended 30 November 2019
	Opening balance	Additions	Translation adjustments	Amortization	Closing balance
November 2019
Capitalized sales commissions	108,547	50,480	1,289	(22,990)	137,326

Reconciliation of the carrying value of capitalized sales commissions — for the year ended 29 February 2020
	Opening balance	Additions	Translation adjustments	Amortization	Closing balance
February 2020
Capitalized sales commissions	108,547	64,437	2,827	(31,262)	144,549
The group capitalizes sales commission costs arising from activated subscription contracts.
6. Intangible assets
	As at 30 November 2020			As at 30 November 2019
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	Figures in Rand thousands
Product development costs	74,380	(23,467)	50,913	30,488	(3,040)	27,448
Computer software	13,755	(9,554)	4,201	9,946	(6,553)	3,393
	88,135	(33,021)	55,114	40,434	(9,593)	30,841
	As at 29 February 2020
	Cost	Accumulated amortization	Carrying value
	Figures in Rand thousands
Product development costs	46,452	(9,385)	37,067
Computer software	11,029	(7,357)	3,672
	57,481	(16,742)	40,739
Reconciliation of the carrying value of intangible assets — for the nine months ended 30 November 2020
	Opening balance	Additions	Translation Adjustment	Amortization	Closing Balance
Figures in Rand thousands
Product development costs	37,067	30,912	(856)	(16,210)	50,913
Computer software	3,672	2,791	278	(2,540)	4,201
	40,739	33,703	(578)	(18,750)	55,114
Reconciliation of the carrying value of intangible assets — for the nine months ended 30 November 2019
	Opening balance	Additions	Translation Adjustment	Amortization	Closing Balance
Figures in Rand thousands
Product development costs	13,636	18,215	1,403	(5,806)	27,448
Computer software	4,822	1,866	(462)	(2,833)	3,393
	18,458	20,081	941	(8,639)	30,841

Reconciliation of the carrying value of intangible assets — for the year ended 29 February 2020
	Opening balance	Additions	Translation Adjustment	Amortization	Disposal	Closing Balance
	Figures in Rand thousands
Product development costs	13,636	31,178	1,403	(9,150)	—	37,067
Computer software	4,822	3,067	(214)	(3,636)	(367)	3,672
	18,458	34,245	1,189	(12,786)	(367)	40,739
7. Inventories
	As at		As at
	30 November 2020	30 November 2019	29 February 2020
	Figures in Rand thousands
Telematics devices – available for installation	100,667	86,981	46,203
Telematics devices – installed in-vehicle inventory	22,107	—	15,980
Components	69,906	54,603	69,816
Work in progress	18,396	6,991	2,009
Consumables	23,363	22,547	19,658
	234,439	171,122	153,666
Allowance for obsolete inventory	(3,140)	(803)	(2,050)
	231,299	170,319	151,616
During the period, no inventory was recognized as an expense for inventories carried at net realizable value.
The allowance for obsolete inventory is determined based on an assessment by management of the condition and usability of inventory at the reporting date. Such an allowance is normally required only when a significant change in technology or physical damage renders inventory unfit for purpose. During the current period there was no material change to the technology resulting in a limited allowance for obsolete inventory at the reporting date.
8. Trade and other receivables
	As at		As at
	30 November 2020	30 November 2019	29 February 2020
	Figures in Rand thousands
Trade receivables	314,221	260,915	268,749
Expected credit loss provision	(82,858)	(52,779)	(51,657)
	231,363	208,136	217,092
Other receivables
Prepayments	34,490	18,223	21,170
Deposits	5,607	4,724	6,044
Sundry debtors	9,232	5,764	7,176
Value added tax	4,108	531	265
	284,800	237,378	251,747

9. Cash and cash equivalents
	As at		As at
	30 November 2020	30 November 2019	29 February 2020
	Figures in Rand thousands
Cash and cash equivalents consist of:
Cash on hand	515	218	313
Bank balances	69,430	115,560	123,150
Short-term deposits	18,488	18,674	23,128
	88,433	134,452	146,591
Bank overdrafts	(21,725)	—	—
	66,708	134,452	146,591
Current assets	88,433	134,452	146,591
Current liabilities	(21,725)	—	—
	66,708	134,452	146,591
10. Amounts received in advance
	As at		As at
	30 November 2020	30 November 2019	29 February 2020
	Figures in Rand thousands
Opening balance	208,782	80,377	80,377
Amounts deferred in current period	237,848	229,367	275,584
Amounts released to revenue in the current period	(195,631)	(122,954)	(152,420)
Translation adjustments	(2,967)	1,894	5,241
Closing balance	248,032	188,684	208,782
Non-current liabilities	79,386	40,499	55,817
Current liabilities	168,646	148,185	152,965
	248,032	188,684	208,782
Certain customers have paid for the service upfront and revenue is deferred and recognized over the expected term of the customer relationship, which is estimated to be 60 months. No revenue was recognized in the current reporting period stemming from performance obligations satisfied or partially satisfied in the previous year.
The following table include estimated revenue expected to be recognised in the future related to performance obligations that are satisfied or partially satisfied at the end of the reporting period.
	As at		As at
	30 November 2020	30 November 2019	29 February 2020
	Figures in Rand thousands
Maturities analysis
– within one year	168,646	148,185	152,965
– within two to four years	73,460	36,449	50,296
– over five years	5,926	4,050	5,521
Present value of amounts received in advance	248,032	188,684	208,782

11. Term loans
	As at		As at
	30 November 2020	30 November 2019	29 February 2020
	Figures in Rand thousands
Rand Merchant Bank Limited	—	34,438	2,760
Caixa Geral de Depositos S.A.	17,458	20,424	20,209
	17,458	54,862	22,969
Less: Short term portion	(1,404)	(5,095)	(5,154)
Long term portion	16,054	49,767	17,815
Rand Merchant Bank Limited has provided a R600 million funding facility to Cartrack Proprietary Limited of which R50 million is committed for a fixed period and R550 million is uncommitted. The final repayment date on the committed term facility is five years from the commencement date, being 31 January 2025 and the uncommitted term facility is repayable three years from utilization date.
Interest is levied at a rate of prime less 1.7% per annum. The covenants in respect of this loan have been complied at period-end. A guarantee has been signed by both Cartrack Holdings Limited and Cartrack Manufacturing Proprietary Limited for this loan and security has been provided in the form of a pledge and cession by the borrower and the guarantors of certain rights in favor of the lender for this loan, including shares held in South African entities, all claims, bank accounts, cash and cash equivalent investments, intellectual property, insurance policies and insurance proceeds.
The loan from Caixa Geral de Depositos S.A. is a euro-denominated loan payable in equal monthly instalments over a five-year period and bears interest of 3.0% per annum. No security has been provided on this loan.
12. Trade and other payables
	As at		As at
	30 November 2020	30 November 2019	29 February 2020
	Figures in Rand thousands
Trade payables	105,241	42,862	57,109
Accrued expenses	78,530	34,591	84,028
Sundry creditors	49,138	17,496	7,675
Value added tax	27,264	25,189	22,160
	260,173	120,138	170,972
The fair value of the financial instruments approximates their carrying amounts.
13. Revenue
A. Revenue streams
The group generates revenue from providing Fleet management (“Fleet”), Stolen Vehicle Recovery (“SVR”) and insurance telematics services. It provides fleet, mobile asset and workforce management solutions, underpinned by real-time actionable business intelligence, delivered as Software-as-a-Service (SaaS), as well as the tracking and recovery of stolen vehicles.

	Nine months ended		Year Ended
	November 2020	November 2019	February 2020
	Figures in Rand thousands
Revenue from contracts with customers
Subscription revenue	1,635,041	1,385,124	1,887,717
Hardware sales	25,567	36,666	36,852
Installation revenue	2,950	580	752
	1,663,558	1,422,370	1,925,321
Other revenue
Miscellaneous contract fees	11,244	8,953	16,572
Total revenue	1,674,802	1,431,323	1,941,893
B. Disaggregation of revenue from contracts with customers
In the following table, revenue from contracts with customers is disaggregated by primary geographical market, major products and service lines and timing of revenue recognition.
	Nine months ended 30 November 2020
	Subscription revenue	Hardware sales	Installation revenue	Miscellaneous contract fees	Total
	Figures in Rand thousands
Primary geographical markets
South Africa	1,013,343	12,583	1,335	9,218	1,042,206
Africa-Other	90,921	8,194	712	—	88,460
Europe	123,569	2,716	485	1,060	127,129
Asia Pacific, Middle East and USA	211,288	2,074	418	966	214,746
Total revenue	1,635,041	25,567	2,950	11,244	1,674,802
Timing of revenue recognition
Products transferred at a point in time	—	25,567	2,950	11,244	39,761
Services transferred over time	1,635,041	—	—	—	1,635,041
Total revenue	1,635,041	25,567	2,950	11,244	1,674,802
	Nine months ended 30 November 2019
	Subscription revenue	Hardware sales	Installation revenue	Miscellaneous contract fees	Total
	Figures in Rand thousands
Primary geographical markets
South Africa	1,014,185	21,345	267	7,251	1,043,048
Africa-Other	80,080	6,996	143	400	87,619
Europe	123,568	3,425	70	65	127,128
Asia Pacific, Middle East and USA	167,291	4,900	100	1,237	173,528
Total revenue	1,385,124	36,666	580	8,953	1,431,323
Timing of revenue recognition
Products transferred at a point in time	—	36,666	580	8,953	46,199
Services transferred over time.	1,385,124	—	—	—	1,385,124
Total revenue	1,385,124	36,666	580	8,953	1,431,323

	Year ended February 2020
	Subscription revenue	Hardware sales	Installation revenue	Miscellaneous contract fees	Total
	Figures in Rand thousands
Primary geographical markets
South Africa	1,383,980	17,429	356	15,700	1,417,465
Africa-Other	106,977	8,343	170	484	115,974
Europe	168,314	4,670	95	187	173,266
Asia Pacific, Middle East and USA	228,446	6,410	131	201	235,188
Total revenue	1,887,717	36,852	752	16,572	1,941,893
Timing of revenue recognition
Products transferred at a point in time	—	36,852	752	16,572	54,176
Services transferred over time.	1,887,717	—	—	—	1,887,717
Total revenue	1,887,717	36,852	752	16,572	1,941,893
14. Operating profit
	Nine months ended			Year ended
	Notes	November 2020	November 2019	February 2020
	Figures in Rand thousands
Operating profit is stated after accounting for the following charges:
Auditor remuneration		4,717	4,850	6,282
– Current period (audit services)		4,717	4,755	6,207
– Current period (other services)		—	75	75
Depreciation of property, plant and equipment		270,315	211,352	282,976
Amortization of capitalized commission assets		35,006	22,990	31,262
Amortization of intangible assets		18,750	8,639	12,786
Write down of inventory to net realizable value		—	—	7,623
Research and development		54,205	33,476	44,924
Employee costs		371,894	285,202	343,417

15. Cash generated from operations
	Nine months ended		Year ended
	November 2020	November 2019	February 2020
	Figures in Rand thousands
Profit before taxation	564,994	455,748	616,683
Adjustments	323,445	252,696	339,630
Depreciation on property, plant and equipment	270,315	211,352	282,976
Amortization of intangible assets	18,750	8,639	12,786
Amortization of capitalized commission assets	35,006	22,990	31,262
Profit on disposal of property, plant and equipment	(744)	(1,239)	(748)
Finance income	(3,852)	(1,606)	(2,592)
Finance costs	4,833	14,238	16,831
Provision for warranties charge	(863)	(1,678)	(885)
Cash generated from operations before working capital changes	888,439	708,444	956,313
Changes in working capital
(Increase)/Decrease in Inventories	(79,315)	35,707	55,380
Increase in trade and other receivables	(34,871)	(21,789)	(36,778)
Increase/(Decrease) in trade and other payables	91,600	(12,920)	15,671
Increase in amounts received in advance	36,615	104,424	128,405
Increase in capitalized commission assets under IFRS 15	(67,301)	(50,480)	(64,437)
Cash generated from operations	835,167	763,386	1,054,554

16. Related parties
Relationships
Related parties	Onecell Community Phones Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Community Services Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Data Solutions Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Namibia Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Holdings Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Purple Rain Properties No. 444 Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Onecell Proprietary Limited	IJ Calisto has a beneficial interest in this company
	Cartrack Education Fund (NPO)	Bursary funding – South Africa entities
	J Marais	Shareholder – Cartrack Holdings Limited
	P Lim	Shareholder – Cartrack Technologies PHL.INC
	Bumbene House Proprietary Limited	BEE funded company – Cartrack Holdings Limited
	J De Wet	Shareholder – Cartrack New Zealand Limited
	Brick Capital Polska Sp.Zo.O	IJ Calisto has a beneficial interest in this company
	Georgem Proprietary Limited	J Marais has a beneficial interest in this company
	F Calisto	IJ Calisto family
	Cartrack Mozambique LDA	IJ Calisto has a beneficial interest in this company
	CFC Sp.Zo.O	B Debski is a director
	Prime Business	B Debski is a director

Loan accounts — owing (to)/by related parties
	Nine months ended		Year ended
	November 2020	November 2019	February 2020
	Figures in Rand thousands
Related party balances
Bumbene House Proprietary Limited	11,000	—	11,000
Cartrack Education Fund (NPO)	—	2	—
J Marais	—	13	13
J De Wet	(4,977)	(5,510)	(5,679)
P Lim	(2,934)	(2,254)	(2,683)
	3,089	(7,749)	2,651
Amounts included in trade receivables/ (trade payables) regarding related parties
Trade receivables
Onecell Proprietary Limited	—	1,582	—
J Marais	—	—	7
Onecell Holdings Proprietary Limited	—	3	—
Purple Rain Properties No. 444 Proprietary Limited	—	2,860	—
Onecell Community Services Proprietary Limited	—	2,950	—
Mulamobile (Pty) Ltd	4	—	—
Trade payables
Onecell Community Services Proprietary Limited	—	(11)	—
Prime Business	(2,334)	(2,065)	(399)
	(2,330)	5,319	(392)
Related party transactions
Sales to related parties
Onecell Proprietary Limited	—	(217)	(407)
CFC.Sp.Zo.O	(199)	—	—
Brick Capital Polska SP. Z0.0	(2)	—	—
Mulamobile (Pty) Ltd	(62)	—	—
	(263)	(217)	(407)
Purchases from related parties
Onecell Holdings Proprietary Limited	83	138	240
Onecell Proprietary Limited	319	277	437
Brick Capital Polska SP. Z0.0	33	—	—
Onecell Community Services Proprietary Limited	4,703	1,334	2,796
Mulamobile (Pty) Ltd	238	—	—
Cartrack Mozambique LDA	—	—	4,464
	5,376	1,749	7,937
Rent paid to related parties
Purple Rain Properties No. 444 Proprietary Limited	9,893	11,044	16,449
Prime Business	930	763	895
Brick Capital Lda	1,110	—	—
Brick Capital Polska Sp.Zo.o	1,593	1,443	1,663
F Calisto	789	659	880
	14,315	13,909	19,887

17. Analysis of assets and liabilities by financial instrument classification
The following table shows the carrying amounts and classification of financial assets and financial liabilities. The carrying amounts are considered to approximate their fair values.
	As at		As at
	November 2020	November 2019	February 2020
	Figures in Rand thousands
At 30 November 2020
Financial assets
Loans to related parties	11,000	1,900	11,013
Trade and other receivables	246,202	218,624	230,312
Cash and cash equivalents	88,433	134,452	145,787
	345,635	354,976	387,112
Financial liabilities
Loans from related parties	7,911	7,764	8,362
Capitalized lease liabilities	90,012	99,107	98,997
Trade and other payables	232,909	94,949	148,812
Term loans	17,458	54,862	22,969
Bank overdraft	21,725	—	—
Amounts received in advance	248,032	188,684	208,782
	618,047	445,366	487,922

18. Basic and diluted earnings per share information
18.1 Basic and diluted earnings per share
	Nine months ended		Year ended
	November 2020	November 2019	February 2020
	Figures in Rand
Basic and diluted earnings per share
The calculation of basic and diluted earnings per share has been based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue.
Basic and diluted earnings per share
Basic and diluted earnings per share	12.7	10.5	14.3
Weighted average number of ordinary shares Issued at the beginning of the year/date of incorporation

Basic earnings Profit attributable to ordinary shareholders (R’000)	258,875	214,036	289,882
Diluted basic earnings per share Basic earnings per share Basic earnings per share	12.7	10.5	14.3
Weighted average number of ordinary shares issued at the beginning of the year
Basic earnings Profit attributable to ordinary shareholder of Karooooo (R’000)	258,875	214,036	289,882
As discussed in Note 1 the Company is deemed to have acquired control of Cartrack when the loan to IJ Calisto was extinguished through the issuance of shares. The acquisition of Cartrack has been accounted for as transaction under common control and prior periods restated accordingly. For the purposes of computing earnings per share, the shares issued to extinguish the loan to IJ Calisto have been treated as outstanding from the date of incorporation of the Company.
18.2 Diluted earnings per share
There are no dilutive instruments and therefore diluted earnings per share is the same as basic earnings per share.
19. Funding facilities
Rand Merchant Bank Limited has provided a R600 million funding facility to Cartrack Proprietary Limited of which R50 million is committed for a fixed period and R550 million is uncommitted. The final repayment date on the committed term facility is repayable in five years from the commencement date, being 31 January 2025 and the uncommitted term facility is repayable three years from utilization date.
Interest is levied at a rate of prime less 1.7% per annum. The covenants in respect of this loan have been complied at year-end. A guarantee has been signed by both Cartrack Holdings Limited and Cartrack Manufacturing Proprietary Limited for this loan and security has been provided in the form of a pledge and cession by the borrower and the guarantors of certain rights in favor of the lender for this loan, including shares held in South African entities, all claims , bank accounts, cash and cash equivalent investments, intellectual property, insurance policies and insurance proceeds.
20. Commitments
There are no capital commitments at the end of the period.

21. Subsequent Events
COVID-19
COVID-19 is considered to be a non-adjusting post balance sheet event as none of the countries in which the group operates were in a ‘lockdown’ state as at 30 November 2020. As a result, the possible impacts of COVID-19 have not resulted in an adjustment to the carrying values of the group’s assets being recognized at the year end, but consideration has been given by the board of directors to going concern and the subsequent event disclosure in the preparation of the consolidated financial statements for the period ended 30 November 2020. Cartrack’s global operations are subject to risks associated with actions taken by governmental authorities as a result of the COVID-19 pandemic.
These events, together with a number of evolving factors, including the duration and spread of the pandemic, the severity of the impact of the pandemic on economic activity and the changing actions of governmental authorities across the globe, has impacted the group’s results for the period ended 30 November 2020 predominantly due to limited capacity to install in-vehicle IoT technology and the inability to deploy talent currently in Singapore into the Asia Pacific region.
Cartrack is actively monitoring these ongoing and potential impacts of COVID-19 in order to mitigate and minimize the impact on its business.
The group operates as a key “must have” service to its customers, driving efficiency through a digital transformation platform. It has a vertically integrated business model with an unleveraged balance sheet and 98% of revenues being historically recurring in nature. The group generates strong cash flows and also has access to an unutilized R600 million term facility provided by RMB.
The group has sufficient inventory on hand to last for nine months at budgeted volumes (pre COVID-19 budget) and, at present, supply chains are not affected. In addition to this, Cartrack is balancing its costs with the opportunities that may present themselves when the pandemic passes.
Restructuring of the Cartrack group
On 9 September 2020 shareholders of Cartrack Holdings Limited were advised that the Company has entered into negotiations and exploring options with its majority shareholder, Karooooo Pte. Ltd., which, if successfully concluded, may result in the restructuring of the Cartrack group.
Related Party Loan
On 22 December 2020, the Company entered into an agreement with a related party, whereby the related party agreed to lend up to an aggregate amount of US$65,000,000 for the sole purpose of facilitating the Company’s acquisition of the remaining interests in its subsidiary, Cartrack Holdings Limited. Orient Victoria Pte. Ltd. is controlled by our Chief Executive Officer, Isaias (Zak) Jose Calisto. The related party loan bears interest at a rate of 1.25% per annum. Karooooo may not declare any dividends until such time that all amounts due under the related party loan, including any interest accrued and unpaid interest, has been repaid to Orient Victoria Pte. Ltd. in full. On 29 December 2020, the Company drew down USD58,500,000 under the loan.
22. Going concern
The Director has reviewed the group cash flow forecast for the period ending 31 January 2022. On the basis of this review, and in light of the current financial position and existing borrowing facilities, the Director is satisfied that the Company and group have access to adequate resources to continue in operational existence for the foreseeable future and are going concerns. The Director has continued to adopt the going concern basis in preparing the financial statements.

Ordinary Shares
Karooooo Ltd.
Morgan StanleyBofA SecuritiesWilliam Blair
Canaccord  GenuityRaymond James Stifel

PROSPECTUS

           , 2021
Until            , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.
Indemnification of Directors and Officers

Our constitution provides that, subject to the provisions of the Singapore Companies Act and every other Singapore statute for the time being in force and affecting the Company, every director, secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by them in the execution and discharge of their duties or in relation thereto. In particular, and without prejudice to the generality of the foregoing, no director, secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, willful default, breach of duty or breach of trust.
Under Section 172 of the Singapore Companies Act, any provision exempting or indemnifying the officers of a company (including directors) against any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. However, a company is not prohibited from: (a) as provided in Section 172A of the Singapore Companies Act, purchasing and maintaining for any such individual insurance against liability incurred by him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company; or (b) as provided in Section 172B of the Singapore Companies Act, indemnifying the individual against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the individual to pay a fine in criminal proceedings, (ii) of the individual to pay a penalty to a regulatory authority in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the individual in defending criminal proceedings in which he or she is convicted, (iv) incurred by the individual in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the individual in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.
We will enter into indemnification agreements with our officers and directors. These indemnification agreements will provide our officers and directors with indemnification to the maximum extent permitted by the Singapore Companies Act, save that the Company shall not provide any indemnity (to any extent) to a director or an officer against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the Company save for the circumstances as permitted pursuant to Section 172A and Section 172B of the Singapore Companies Act. We will also obtain a policy of directors’ and officers’ liability insurance that will insure directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances which are permitted under the Singapore Companies Act.
Item 7.
Recent Sales of Unregistered Securities

Karooooo Pte. Ltd. was incorporated on May 19, 2018. Since then, we have issued the following securities. We believe that each of the following issuances was exempt from, or not subject to, registration under the Securities Act as transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.
Purchaser	Date of Issuance	Number of Securities	Consideration (in thousands of U.S. dollars)	Underwriting Discount and Commission
Isaias (Zak) Jose Calisto	May 19, 2018	1,000	0.7	Not Applicable
Isaias (Zak) Jose Calisto	July 18, 2019	266,415,930	194,867.2	Not Applicable
Isaias (Zak) Jose Calisto	November 18, 2020	20,331,894	194,242.0	Not Applicable

In connection with our corporate reorganization, Karooooo Pte. Ltd. expects to issue up to        ordinary shares in a transaction exempt from, or not subject to, the registration requirements under the Securities Act subsequent to the closing of this offering.
Cartrack Holdings Limited has not issued any securities since March 1, 2017.
Item 8.
Exhibits

(a)
The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement
3.1	Constitution of Karooooo Ltd.*
4.1	Specimen Share Certificate
5.1	Opinion of Allen & Gledhill LLP as to the validity of the ordinary shares
10.1	Revolving Credit Facility dated February 18, 2021 by and between Cartrack Proprietary Limited, The Standard Bank of South Africa Limited and the parties listed therein as the original guarantors*
10.2	Loan Agreement dated July 4, 2019 by and between Isaias (Zak) Jose Calisto and Karooooo Pte. Ltd.*
10.3	Loan Capitalization Agreement dated November 18, 2020 by and between Isaias (Zak) Jose Calisto and Karooooo Pte. Ltd*
10.4	Loan Agreement dated December 22, 2020 by and between Orient Victoria Pte. Ltd. and Karooooo Pte. Ltd., as supplemented by the addendum dated February 15, 2021*
10.5	Form of Registration Rights Agreement
10.6	Form of Deed of Indemnity*
16.1	Letter Regarding Change in Accountants*
21.1	List of Subsidiaries*
23.1	Consent of Deloitte & Touche
23.2	Consent of Allen & Gledhill LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page to the registration statement)*
99.1	Request for Waiver and Representation under Item 8.A.4 of Form 20-F*

*
Previously filed

(b)
Financial Statement Schedules

None.
Item 9.
Undertakings

The undersigned registrant hereby undertakes the following:
(a)   to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;
(b)   insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;
(c)   for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
(d)   for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on March 22, 2021.
Karooooo Ltd.
By:	/s/ Isaias (Zak) Jose Calisto Name: Isaias (Zak) Jose Calisto Title: Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on the dates and in the capacities indicated:
Name	Title	Date
/s/ Isaias (Zak) Jose Calisto Isaias (Zak) Jose Calisto	Chief Executive Officer and Director (principal executive officer)	March 22, 2021
/s/ Morné Grundlingh Morné Grundlingh	Chief Financial Officer and Director (principal financial officer and principal accounting officer)	March 22, 2021
* Brett Nagle	Director	March 22, 2021
* David Brown	Director	March 22, 2021
* Andrew Leong	Director	March 22, 2021
* Colleen A. De Vries	Authorized Representative in the United States	March 22, 2021

*By:
/s/ Isaias (Zak) Jose Calisto

Isaias (Zak) Jose Calisto
Attorney-in-Fact